

03022804

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME United Grain Growers Limited

*CURRENT ADDRESS TD Centre
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba (Canada)
R3C 3A7

**FORMER NAME

**NEW ADDRESS

PROCESSED

JUN 24 2003

THOMSON FINANCIAL

FILE NO. 82- 34725 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 6/13/03

82-34725

3. 2002 First Quarter Interim Report of UGG for the quarter ended October 31, 2001

REPORT FOR THE THREE MONTHS ENDED OCTOBER 31, 2001

FIRST QUARTER

Agricore United reports that UGG had a seasonal net loss of $6 million for the first quarter of the 2002 fiscal year. United Grain Growers Limited and Agricore Cooperative Ltd. combined on November 1, 2001 to form a company which operates as Agricore United. Because the merger was not effective until November 1, 2001, the results presented below as at October 31, 2001 represent only the operations of United Grain Growers.

Drought conditions on much of the prairies last summer have had a negative impact on results for the quarter. Country shipments decreased 9% and receipts at the terminals were down by 16%. Some of the losses relating to the low handling volumes are eligible for a claim under UGG's integrated risk financing program. The poor weather conditions also hindered crop input sales with a particularly significant impact on fertilizer.

Grain Handling results were lower due to decreased volume through both the country and terminal elevators –a direct result of this summer's drought. Despite the decreased UGG shipping volumes, Grain Handling EBIT fell only $255,000 from $4.3 million in fiscal 2001 to $4.1 million, largely due to continued control of operating costs.

Increased sales in both seed and crop protection products in Crop Production Services were masked by a decline in fertilizer sales. While some of this decline is attributed to poor weather conditions, much of the decrease is due to an unusual seasonal shift in demand for fertilizer in last year's first quarter in anticipation of price increases later in the year. The seasonal operating loss (EBIT) increased by $4.9 million to $10.7 million.

Livestock Services posted record sales for the quarter. Gross profit grew 47% to $12.2 million, and EBIT rose 50% from $2.5 million to $3.7 million. The Company's acquisition of the assets of Pro Form Feeds, now known as Unifeed – Chilliwack, has contributed significantly to this increase.

Farm Business Communications' EBIT saw an improvement of $78,000 to a loss of $28,000 due largely to reduced operating costs.

UGG earnings before interest, taxes and depreciation (EBITDA) for the quarter were $1.4 million—a decrease of $2.3 million from the prior year's first quarter results. Historically the slowest season of the year, first quarter results generally represent only 5% of the fiscal EBITDA.

During the quarter, UGG realized decreased interest expenses of $2.2 million largely as a result of the implementation of UGG Financial and lower interest rates.

The seasonal loss per share for the quarter was $0.37, compared to $0.32 in fiscal 2001. Cash flow per share for the quarter was negligible compared to $0.12 per share in the prior year.

In future, Agricore United will report its results on a consolidated basis commencing with the second quarter ending January 31, 2002.

Brian Hayward

Chief Executive Officer

December 13, 2001

INVESTOR INQUIRIES

Agricore United, Chief Financial Officer,TD Centre, 2800-201 Portage Avenue, P.O. Box 6600,Winnipeg, Manitoba R3C 3A7
Tel: (204) 944-5556 · Fax: (204) 944-5415 www.agricoreunited.com www.ugginvestor.com

For the periods ended October 31 (in thousands)
(Unaudited)

		2001		200(
SALES AND REVENUE FROM SERVICES	$	**360,547**	$	333,
GROSS PROFIT AND REVENUE FROM SERVICES		**37,618**		38,9
Operating, general and administrative expenses		**(36,255)**		(35,:
Earnings before interest, taxes, depreciation and amortization		**1,363**		3,63
Depreciation and amortization		**(7,677)**		(6,6
Interest and securitization expenses		**(3,763)**		(5,9
Loss before income taxes		**(10,077)**		(8,9
Recovery of income taxes		**4,060**		3,80
Loss for the period		**(6,017)**		(5,1
Retained earnings, beginning of period				
As previously reported		**74,919**		66,9
Accounting changes		**–**		1,49
As restated		**74,919**		68,4
Premium on shares repurchased		**–**		(9)
Retained earnings, end of period	$	**68,902**	$	63,2

REPORTTOSHAREHOLDERS

Management's Discussion and Analysis

The following supplements the financial information contained in the Chief Executive Officer's report above and should be read in conjunction with the Company's interim consolidated financial statements and the discussion and analysis that accompanies UGG's audited consolidated financial statements for the year ended July 31, 2001.

Liquidity and Capital Resources

Non-cash working capital increased by $39.7 million during the three months to October 31, 2001 – compared to an increase of $47.9 million during the same period last year. During last year's third quarter, the Company entered into an agreement with Scotiabank to form UGG Financial. As a result of this arrangement, the bank is financing customers' farm input purchases directly, with UGG acting as their agent in credit administration.This has reduced the funds required by the Company to finance Crop Production Services' sales compared to its previous securitization arrangements under which receivables were sold for only a revolving, 150 day period.

Funds used in **Investing Activities** during the first quarter are less than the same period last year by $800,000. Investing activities for the year-to-date reflect an increase in deferred software costs regarding system development, and deferred acquisition costs related to the Company's merger with Agricore. Capital asset expenditures have been substantially reduced and are 46% lower compared to last year, reflecting the Company's planned reduction in capital spending in fiscal 2002.

Long term Debt was virtually unchanged from July 31, 2001.

Short-term Debt increased by $50.6 million during the three months to October 31, 2001 compared to an increase in short-term borrowings of $120.3 million in the same period last year. Cash holdings decreased by $0.8 million compared to an increase of $62.0 million last year, for a net increase in short-term financing of $51.4 million compared to a net increase of $58.3 million in the first three months of fiscal 2001.

Share Capital remained largely unchanged at $159.3 million, the increase of $32,000 represents treasury shares issued in accordance with the Executive Stock Option Plan.

On November 1, 2001 UGG issued 20,492,305 Limited Voting Common Shares to Agricore Cooperative Ltd. ("Agricore") stakeholders at $11.77 per share pursuant to its plan to combine with Agricore to form a company that operates as Agricore United. The Company has issued an offering of 6.7 million Limited Voting Common Shares and a secondary offering of 6.3 million shares related to former Agricore stakeholders under the terms of the Short Form Prospectus dated December 11, 2001.

Consolidated Statements of Earnings and Retained Earnings

Consolidated Statements of Cash Flows

For the periods ended October 31 (in thousands)
(Unaudited)

	2001	200

CASH FLOWS FROM OPERATING ACTIVITIES:				
Loss for the period	$	**(6,017)**	$	(5,1
Adjustments for:				
Depreciation and amortization		**7,677**		6,67
Employee future benefits		**(247)**		(495
Future income taxes and investment tax credits		**(1,229)**		1,21
Earnings from equity investments		**(248)**		(369
Loss on disposal of capital assets		**304**		394
Cash flow provided by operations		**240**		2,23
Changes in non-cash working capital		**(39,717)**		(47,
		(39,477)		(45,
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital asset expenditures		**(3,704)**		(6,8
Proceeds from disposal of capital assets, net		**123**		153
Other assets		**(3,022)**		(756
		(6,603)		(7,4
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase in bank and other loans		**50,623**		120,
Decrease in long-term debt		**(46)**		(5)
Share capital issued, net		**32**		98
Dividends		**(5,308)**		(5,3
		45,301		115,
CHANGE IN CASH POSITION		**(779)**		62,0
Cash at beginning of period		**779**		13,3
CASH AT END OF PERIOD	$	**–**	$	75,3
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	$	**(3,559)**	$	(4,6
Cash payments of taxes	$	**(1,908)**	$	(5,4

REPORTTOSHAREHOLDERS

Consolidated Balance Sheets

As at October 31 (in thousands)

(Unaudited)		2001		2000		July 3 2001
ASSETS						
Current Assets						
Cash	$	**–**	$	75,342	$	779
Accounts receivable and prepaid expenses		**142,294**		178,661		114,8
Inventories		**142,114**		119,101		130,8
Future income taxes		**11,360**		1,525		10,111
		295,768		374,629		256,5
Capital Assets		**287,672**		307,827		291,1
Other Assets		**58,276**		44,836		55,54
	$	**641,716**	$	727,292	$	603,2
LIABILITIES AND SHAREHOLDERS' EQUITY						
Current Liabilities						
Bank and other loans	$	**110,606**	$	186,655	$	59,98
Accounts payable and accrued expenses		**108,109**		108,960		109,1
Dividends payable		**–**		–		5,308
Current portion of long-term debt		**14,325**		14,072		14,07
		233,040		309,687		188,4
Long-term Debt		**122,091**		136,193		122,3
Other Post-employment Benefits		**8,778**		8,401		8,631
Future Income Taxes		**49,641**		50,328		49,62
Shareholders' Equity						
Share capital		**159,264**		159,447		159,2
Retained earnings		**68,902**		63,236		74,91

	228,166	222,683	234,15
	$ 641,716	$ 727,292	$ 603,28

Notes to the Consolidated Financial Statements

1. Earnings Per Share

For the periods ended October 31
(Unaudited)

		2001	20(
Loss per share	$	**(0.37)**	$ (0.:
Fully diluted loss per share	$	**(0.37)**	$ (0.:
Cash flow provided by operations per share	$	**–**	$ 0.1

2. Segment Information

For the periods ended October 31 (in thousands)
(Unaudited)

		2001	20(
GROSS PROFIT AND REVENUE FROM SERVICES			
Grain Handling	$	**21,671**	$ 23,
Crop Production Services		**762**	5,5
Livestock Services		**12,171**	8,2
Farm Business Communications		**1,570**	1,5
Corporate and other		**1,444**	31
	$	**37,618**	$ 38,
OPERATING INCOME (LOSS)			
Grain Handling	$	**4,065**	$ 4,3
Crop Production Services		**(10,661)**	(5,'
Livestock Services		**3,745**	2,4
Farm Business Communications		**(28)**	(1C
Corporate and other		**(3,435)**	(4,(
	$	**(6,314)**	$ (3,(

3. Accounting Principles

These unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended July 31, 2001.

4. Subsequent Event a) On July 27, 2001, UGG's Board of Director's approved a plan to combine with Agricore Cooperative Ltd. ("Agricore") to form a company that will operate as Agricore United. The plan was publicly announced on July 30, 2001. On August 30, 2001,Agricore's shareholders and farmer-elected delegates voted in favour of the transaction. On November 1, 2001, UGG issued 20,492,395 Limited Voting Common Shares to Agricore stakeholders in exchange for their economic interest in Agricore.

b) In connection with the merger, the Company obtained credit facilities from three Canadian chartered banks, consisting of the following: i) a $250 million revolving credit facility at variable rates; maturing July 31, 2002 ii) a $217.7 million non-revolving term credit facility to refinance bank term debt of UGG and Agricore existing at the time of the merger; quarterly repayment terms $5.65 million with the balance due on December 31, 2003; and iii) a $150 million bridge facility at variable rates, revolving credit terms which expires on May 31, 2002.

c) The Company filed a short form prospectus dated December 11, 2001 in connection with an offering of 13,000,000 limited voting common shares at $8.00 per share. In connection with the offering, 6,290,641 Limited Voting Common Shares are being sold by a selling shareholder, Agricore Assisted Sales Corporation and 6,709,359 Limited Voting Common Shares are being sold by the Company from treasury.

5. Share Capital

As at October 31
(Unaudited)

	2001	2000
Issued and outstanding Limited Voting Common Shares	**16,807,396**	16,832,21
Securities convertible into common shares:		
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,251**	1,105,268
Stock Options	**341,028**	323,028
	18,253,675	18,260,51

OPERATING INCOME BEFORE DEPRECIATION (EBITDA)
CUMULATIVE OPERATING INCOME (FIVE-YEAR AVERAGE)
REPORTTOSHAREHOLDERS

Shareholder Information

For the periods ended October 31

Trading Activity*

		2001		2000
High	$	12.50	$	11.00
Low	$	9.75	$	9.25
Volume		235,283		93,46

*On Toronto Stock Exchange

Operating Highlights

For the periods ended October 31 (tonnes in thousands)
(Unaudited)

	2001	2000
Grain Shipments - country elevators	1,045	1,146
Terminal Handlings	762	905

The graph on the left reflects earnings before interest, taxes, depreciation and amortization (EBITDA) for twelve month periods ended each quarter (excluding the effect of unusual items and discontinued operations).

UGG's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested.

Grain Handling volumes are generally higher in the last quarter of the fiscal year. The Crop Production Services' peak sales periods for its products (seed, fertilizer and crop protection products) are May, June and July, corresponding with the start of the growing season, followed by increased levels of chemical sales in the late fall.

Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the last quarter of the fiscal year.

4. 2002 Second Quarter Interim Report of UGG for the quarter ended January 31, 2002

Consolidated Statements of Cash Flows

For the periods ended January 31 (in thousands)	*Second Quarter*		*Six Months*	
(Unaudited)	**2002**	2001	**2002**	2001
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income (loss) for the period	**$ (11,834)**	$ 8,320	**$ (17,851)**	$ 3,134
Adjustments for:				
Depreciation and amortization	**20,251**	7,089	**27,928**	13,768
Other liabilities	**(1,404)**	(295)	**(1,651)**	(790)
Future income taxes and investment tax credits	**(2,128)**	(4,181)	**(3,357)**	(2,968)
(Earnings) loss from equity investments, net of dividends	**523**	(358)	**275**	(727)
(Gain) loss on disposal of capital assets	**(1,962)**	377	**(1,658)**	771
Cash flow provided by operations	**3,446**	10,952	**3,686**	13,188
Changes in non-cash working capital	**(31,568)**	(29,605)	**(71,285)**	(77,517)
	(28,122)	(18,653)	**(67,599)**	(64,329)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions	**(240,992)**	(393)	**(240,992)**	(393)
Capital asset expenditures, net	**(6,396)**	(4,315)	**(9,977)**	(10,962)
Other assets	**58**	(906)	**(2,964)**	(1,662)
	(247,330)	(5,614)	**(253,933)**	(13,017)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in bank and other loans	**14,404**	(40,995)	**65,027**	79,308
Decrease in long-term debt	**(8,752)**	(5)	**(8,798)**	(10)
Share capital issued (redeemed), net	**297,848**	(131)	**297,880**	(33)
Dividends	**-**	-	**(5,308)**	(5,315)
	303,500	(41,131)	**348,801**	73,950
CHANGE IN CASH POSITION	**28,048**	(65,398)	**27,269**	(3,396)
Cash at beginning of period	**-**	75,342	**779**	13,340
CASH AT END OF PERIOD	**$ 28,048**	$ 9,944	**$ 28,048**	$ 9,944

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (13,488)**	$ (5,037)	**$ (17,047)**	$ (9,733)
Cash (payments) recoveries of taxes	**$ 2,691**	$ (833)	**$ 783**	$ (6,314)

Agricore United

Consolidated Balance Sheets

As at January 31 (in thousands) *(Unaudited)*	**2002**	2001	July 31 2001
ASSETS			
Current Assets			
Cash	**$ 28,048**	$ 9,944	$ 779
Accounts receivable and prepaid expenses	**316,472**	157,975	114,881
Inventories	**465,601**	133,599	130,827
Future income taxes	**37,031**	4,699	10,111
	847,152	306,217	256,598
Capital Assets	**740,613**	305,997	291,137
Other Assets	**117,921**	45,498	55,547
Future Income Taxes	**9,621**	-	-
	$ 1,715,307	$ 657,712	$ 603,282
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	**$ 427,514**	$ 145,660	$ 59,983
Accounts payable and accrued expenses	**331,030**	73,167	109,126
Dividends payable	**-**	-	5,308
Current portion of long-term debt	**61,638**	14,065	14,075
	820,182	232,892	188,492
Long-term Debt	**308,962**	136,195	122,387
Other Long-term Liabilities	**43,296**	8,432	8,631
Future Income Taxes	**25,836**	49,321	49,621
Shareholders' Equity			
Share capital	**459,963**	159,335	159,232
Retained earnings	**57,068**	71,537	74,919
	517,031	230,872	234,151
	$ 1,715,307	$ 657,712	$ 603,282

Consolidated Statements of Earnings and Retained Earnings

For the periods ended January 31 (in thousands) *(Unaudited)*	*Second Quarter* **2002**	2001	*Six Months* **2002**	2001
SALES AND REVENUE FROM SERVICES	**$ 967,725**	$ 478,384	**$1,328,272**	$ 811,607
GROSS PROFIT AND REVENUE FROM SERVICES	**102,028**	56,511	**139,646**	95,459
Operating, general and administrative expenses	**(91,270)**	(38,836)	**(127,525)**	(74,148)
Earnings before interest, taxes, depreciation and amortization	**10,758**	17,675	**12,121**	21,311
Depreciation and amortization	**(20,251)**	(7,089)	**(27,928)**	(13,768)
Interest and securitization expenses	**(9,224)**	(4,825)	**(12,987)**	(10,775)
Earnings (loss) before income taxes	**(18,717)**	5,761	**(28,794)**	(3,232)
Recovery of income taxes	**6,883**	2,559	**10,943**	6,366
Income (loss) for the period	**(11,834)**	8,320	**(17,851)**	3,134
Retained earnings, beginning of period				
As previously reported	**68,902**	63,236	**74,919**	66,933
Accounting changes	**-**	-	**-**	1,498
As restated	**68,902**	63,236	**74,919**	68,431
Premium on shares repurchased	**-**	(19)	**-**	(28)
Retained earnings, end of period	**$ 57,068**	$ 71,537	**$ 57,068**	$ 71,537

Notes to the Consolidated Financial Statements

1. Earnings Per Share

For the periods ended January 31
(Unaudited)

	Second Quarter		Six Months	
	2002	2001	**2002**	2001
Earnings (loss) per share	$ **(0.29)**	$ 0.48	$ **(0.63)**	$ 0.15
Fully diluted earnings (loss) per share	$ **(0.29)**	$ 0.46	$ **(0.63)**	$ 0.15
Cash flow provided by operations per share	$ **0.08**	$ 0.63	$ **0.11**	$ 0.75

Basic earnings per share is derived by deducting annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period. The average outstanding shares for the year-to-date is 29,050,179 (January 31, 2001 - 16,829,465). The average outstanding shares for the quarter is 41,293,411 (January 31, 2001 - 16,829,096).

The calculation of fully diluted earnings per share is based upon the common shares outstanding during the year (as above), adjusted by the total of the additional common shares that would have been issued assuming exercise of all outstanding options and conversion of preferred shares to the extent that it is not anti-dilutive.

Cash flow per share is derived by deducting annual dividends on preferred shares from cash flow provided by operations and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

2. Segment Information

For the periods ended January 31 (in thousands)
(Unaudited)

	Second Quarter		Six Months	
	2002	2001	**2002**	2001
GROSS PROFIT AND REVENUE FROM SERVICES				
Grain Handling	$ **61,503**	$ 27,582	$ **83,174**	$ 51,076
Crop Production Services	**18,827**	17,943	**19,589**	23,489
Livestock Services	**13,724**	8,790	**25,895**	17,088
Farm Business Communications	**2,567**	1,851	**4,137**	3,430
Other	**5,407**	345	**6,851**	376
Corporate	**-**	-	**-**	-
	$ **102,028**	$ 56,511	$ **139,646**	$ 95,459
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)				
Grain Handling	$ **20,618**	$ 12,153	$ **28,006**	$ 19,722
Crop Production Services	**(6,797)**	6,844	**(14,454)**	3,211
Livestock Services	**6,188**	3,215	**10,691**	6,529
Farm Business Communications	**292**	21	**289**	(55)
Other	**4,267**	345	**4,167**	376
Corporate	**(13,810)**	(4,903)	**(16,578)**	(8,472)
	$ **10,758**	$ 17,675	$ **12,121**	$ 21,311
OPERATING INCOME (LOSS)				
Grain Handling	$ **10,936**	$ 9,071	$ **15,001**	$ 13,391
Crop Production Services	**(13,413)**	4,336	**(24,074)**	(1,379)
Livestock Services	**5,425**	2,297	**9,170**	4,796
Farm Business Communications	**250**	(8)	**222**	(114)
Other	**3,495**	345	**4,939**	376
Corporate	**(16,186)**	(5,455)	**(21,065)**	(9,527)
	$ **(9,493)**	$ 10,586	$ **(15,807)**	$ 7,543

3. Accounting Principles

These unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended July 31, 2001.



4. Business Combination

a) On November 1, 2001, UGG issued 20,492,395 Limited Voting Common Shares to the shareholders of Agricore Ltd. in exchange for 100% of their economic interest in the Company to form Agricore United. The acquisition has been accounted for using the purchase method and the results of the operations of Agricore Ltd. are included in the consolidated financial statements from November 1, 2001 forward. The detail of the transaction is summarized as follows:

As at January 31, 2002 (in thousands)

Net assets acquired	
Receivables, inventories and capital assets	$1,116,734
Intangible assets	34,631
Liabilities assumed	(910,373)
Net assets acquired at fair market value for share consideration	$ 240,992

The final allocation of the purchase price is dependent on certain ongoing valuations, which may result in changes in the assigned values as well as goodwill.

b) In connection with the merger, the Company obtained credit facilities from three Canadian chartered banks, consisting of the following:
i) a $250 million revolving credit facility at variable rates; maturing July 31, 2002
ii) a $217.7 million non-revolving term credit facility to refinance bank term debt of UGG and Agricore existing at the time of the merger; quarterly repayment terms $5.65 million with the balance due on December 31, 2003; and
iii) a $150 million bridge facility at variable rates, revolving credit terms which expires on May 31, 2002.

5. Share Capital

On December 11, 2001, the Company filed a short form prospectus in connection with an offering of 13,000,000 Limited Voting Common Shares at $8.00 per share. In connection with the offering, 6,290,641 Limited Voting Common Shares were sold by a selling shareholder, Agricore Assisted Sales Corporation and 7,965,791 Limited Voting Common Shares were sold by the Company from treasury.

As at January 31 *(Unaudited)*	**2002**	2001
Issued and outstanding Limited Voting Common Shares	**45,270,289**	16,818,157
Securities convertible into common shares:		
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,175**	1,105,266
Stock Options	**694,605**	322,028
	47,070,069	18,245,451



Shareholder Information

For the periods ended January 31

Trading Activity*

	Second Quarter		Six Months	
	2002	2001	**2002**	2001
High	**$ 12.05**	$ 9.75	**$ 12.50**	$ 11.00
Low	**$ 8.00**	$ 9.25	**$ 8.00**	$ 9.25
Volume	**3,429,375**	110,442	**3,644,658**	206,423

*On Toronto Stock Exchange

Operating Highlights

For the periods ended January 31 (tonnes in thousands)
(Unaudited)

	Second Quarter		Six Months	
	2002	2001	**2002**	2001
Grain Shipments - country elevators	**2,935**	1,360	**3,980**	2,505
Terminal Handlings	**1,772**	878	**2,534**	1,783

Second Quarter Management Discussion and Analysis

Consolidated Financial Results

Gross profit and revenue totaled $102 million for the quarter ended January 31, 2002, up from $56.5 million in fiscal 2001. Earnings before interest, taxes and depreciation (EBITDA) for the quarter were $10.8 million (versus $17.7 million for the prior period). EBITDA for the first six months were $12 million (versus $21.3 million for the prior period). Comparative results for UGG alone last year do not fully reflect the new reality of Agricore United's business. Agricore United is approximately two-and-a-half times the size of UGG and, as such, the impact of seasonal losses on the combined company was significantly greater than the impact on UGG alone. Conversely, the gains traditionally recorded in the fourth quarter (historically representing 80% of the operating income recorded in the year) will also be proportionately larger.

The earnings before interest and taxes (EBIT) or operating loss for the first six months of fiscal 2002 was $15.8 million. The effect of last summer's drought on grain handling volume reduced second quarter operating income by approximately $14 million compared to the prior year. Crop Production Services ("CPS") operating income has also been adversely affected by a substantial reduction in fertilizer sales this year. In fiscal 2001, farmers increased purchases of fertilizer in the fall in anticipation of price increases related to escalating natural gas prices. This skewed last year's fertilizer sales into the earlier part of the year – compared to the more "normal" pattern that is expected to occur this year. The sales pattern was further skewed due to unseasonably dry fall weather this year that reduced first quarter sales. This shortfall may be fully recovered over the balance of fiscal 2002 depending on moisture levels this spring.

Western Canadian grain shipments for the first two quarters of fiscal 2002 have decreased by over 13.2% compared to the prior year. Agricore United's 12.3% decline was slightly better than the industry average. Although industry shipments are expected to continue to decline over the last half of the year, Agricore United may be cushioned by a smaller concentration of elevators in Saskatchewan – the area most impacted by last year's drought. As noted last quarter, the income reduction resulting from low handling volumes is expected to be partially recovered under UGG's integrated risk financing program. Grain Handling segment results are showing an improvement over last year as a result of including results on a combined basis from November 1, 2001 forward.

Livestock Services posted another quarter of record-breaking sales. Gross profit for the six-month period grew 52% to $25.9 million, and EBIT grew 91% from $4.8 million to $9.2 million as a result of contained expenses in relation to the increased sales and a gain on sale of the Unipork Genetics business of $2.8 million. As noted in the first quarter, Unifeed Chilliwack, which was acquired in the second quarter of fiscal 2001, has contributed significantly to the increases in the segment. Livestock Services expenses for the six months have increased by $4.6 million due to that acquisition and have been more than offset through increased gross profit.

Farm Business Communications' year-to-date EBIT improved $336,000 to $222,000 due to increased advertising revenue and reduced operating costs.
Operating income was also negatively impacted by lower results from Agricore United's interest in the operations of CanAmera Foods. CanAmera Foods results have been negatively impacted by the drought, which has caused the price of canola seed to increase thereby putting pressure on crush margins.

Interest expense for the first six months of fiscal 2002 was $13 million compared to $10.8 million in the prior year – a relatively small increase given the increased size of the company. The small increase is attributed to the implementation of UGG Financial, the company's credit program.

Agricore United's seasonal loss for the first six months of fiscal 2002 was $17.9 million ($0.63 per share). The second quarter loss was $11.8 million ($0.29 per share).

Cash flow for the quarter was $0.08 per share compared to $0.63 per share in the prior year. On a year-to-date basis, cash flow was $0.11 per share compared to $0.75 per share in fiscal 2001.

Proforma Financial Results

To provide a clearer picture of comparative performance for the new company, the table below depicts proforma segment data for Agricore and UGG as if they had been combined for the first six months of fiscal 2002 and for the same period of 2001.

The proforma financial information is a non-GAAP earnings measure and does not reflect any adjustments that would result from accounting for the acquisition of Agricore Ltd. under the purchase method of accounting nor any adjustments to revenues and expenses that may be required had an earlier acquisition date been assumed. The analysis would also not be indicative of what might have occurred had the acquisition been made on an earlier date. Nor is it indicative of future events.

Agricore United
Proforma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Income Results
For the periods ended January 31 (unaudited)

	2nd Quarter		*Six months*	
	2002	**2001**	**2002**	**2001**
Grain Handle *(millions tonnes)*	2.9	3.6	5.7	6.5
Crop Production Services Sales *($millions)*	44.3	110.0	111.7	186.5
$millions				
Gross profit and revenue from services				
Grain Handling	61.5	80.0	118.4	148.7
Crop Production Services	18.8	39.4	36.9	63.0
Livestock Services	13.7	8.8	25.9	17.1
Farm Business Communications	2.6	2.3	4.5	4.3
Other	5.4	6.0	11.0	12.8
Corporate	-	-	-	-
	102.0	136.5	196.7	245.9

Agricore United
Proforma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Income Results
For the periods ended January 31 (unaudited)

	2nd Quarter		*Six months*	
	2002	**2001**	**2002**	**2001**
Operating expenses (excluding depreciation)				
Grain Handling	40.9	47.9	86.8	96.8
Crop Production Services	25.6	29.9	57.3	59.3
Livestock Services	7.5	5.6	15.2	10.6
Farm Business Communications	2.3	2.0	4.0	4.1
Other	1.1	1.2	2.3	2.3
Corporate	13.8	14.8	26.9	27.3
	91.2	101.4	192.5	200.4
EBITDA				
Grain Handling	20.6	32.1	31.6	51.9
Crop Production Services	(6.8)	9.5	(20.4)	3.7
Livestock Services	6.2	3.2	10.7	6.5
Farm Business Communications	0.3	0.3	0.5	0.2
Other	4.3	4.8	8.7	10.5
Corporate	(13.8)	(14.8)	(26.9)	(27.3)
	10.8	35.1	4.2	45.5

Agricore United
Proforma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Income Results
For the periods ended January 31 (unaudited)

	2nd Quarter		*Six months*	
	2002	**2001**	**2002**	**2001**
Operating Income (earnings before interest and taxes)				
Grain Handling	10.9	20.4	10.4	28.1
Crop Production Services	(13.4)	1.9	(34.3)	(10.1)
Livestock Services	5.4	2.3	9.2	4.8
Farm Business Communications	0.3	0.2	0.4	0.1
Other	3.5	4.0	7.2	8.8
Corporate	(16.2)	(16.4)	(31.1)	(30.3)
	(9.5)	12.4	(38.2)	1.4

Proforma gross profit for the six months ended January 31, 2002 was $196.7 million, a reduction of $49 million from prior period results. This reduction reflects the impact of the drought, which reduced Agricore United's grain handle by 12.3% in line with industry experience. Combined with the grain handling reduction is a $26 million reduction of gross profit in CPS. The decline in gross profits for CPS was, like grain handling partly due to the drought but also due to 2000 fall purchasing of fertilizer by producers in anticipation of price increases related to escalating natural gas prices. This skewed last year's fertilizer sales into the first and second quarters from the third or fourth quarter where they normally would have occurred.

Proforma EBITDA was $4.2 million for the six months ended January 31, 2002, a decline of $41.3 million from the prior period. Significant improvements in Livestock Services and a reduction in corporate expenses were offset by reductions in EBITDA generated in Grain Handling and CPS.

The proforma EBIT or operating loss was $38.2 million at January 31, 2002. This was a $39.6 million reduction from the prior period. Again, the significant improvement in Livestock Services was offset by declines in Grain Handling and CPS. In the case of both proforma EBITDA and EBIT, the declines in Grain Handling and CPS reflect the impact of the drought and the timing of fertilizer purchases by producers in the fall of 2000.

Liquidity and Capital Resources

Non-cash working capital increased by $71.3 million during the six months to January 31, 2002 compared to an increase of $77.5 million during the same period last year. These increases are seasonal.

Cash outflows from investing activities during the second quarter and year-to-date were approximately $240 million greater than the same period last year. This was almost

entirely attributed to the merger with Agricore Ltd. (accounted for using the purchase method), which resulted in net assets acquired at fair market value for share consideration of $241 million. Capital asset expenditures decreased 9% compared to last year, reflecting the company's planned reduction in capital spending in fiscal 2002.

Long-term debt was reduced by $9 million in the second quarter and first six months of this year compared to virtually no change in the comparable periods of the prior year.

Short-term debt increased by $65.0 million during the six months to January 31, 2002 compared to an increase of $79.3 million in the same period last year. Cash holdings increased $27.2 million compared to a decrease of $3.4 million last year, for a net increase in short-term financing of $37.8 million compared to a net increase of $82.7 million in the first six months of fiscal 2001. Net short-term financing increases were reduced compared to last year because UGG Financial was not implemented until March 2001. Credit sales in the first six months of fiscal 2001 were therefore financed internally with short-term debt.

Share capital increased significantly as a result of the merger. Share capital increased by $298 million for the six months ended January 31, 2001 compared to remaining virtually unchanged during the prior year. To effect the merger, 20,539,095 shares were issued to former Agricore members for $241 million. Agricore United also issued 7,965,791 shares to raise approximately $56 million through a share offering under the terms of the short form prospectus dated December 11, 2001.

Looking Forward

The six-month proforma cash expenses indicate a reduction in expenses of $12.5 million after adjusting for the increase in Livestock Services expenses. Livestock Services expenses have increased as a consequence of the feed plant acquisition in February 2001.

Further cost reductions will have an increasingly favourable impact on earnings for the remainder of this fiscal year and beyond.

"By the end of the July, we expect to have substantially completed our integration project," says Hayward. "That would be months ahead of our original schedule. We'll also have a much stronger balance sheet."

Net indebtedness of $770 million at January 31 is still expected to decrease by approximately $250 million by July 31 as a result of cash flow from operations, divestitures, securitization of remaining inventories and increased utilization of UGG Financial.

"I'm proud of how quickly we have pulled together as one team," Hayward says. "We are on track to achieve our goal of being the leading provider of agri-business services in Western Canada."

Forward Looking Information

Certain statements in this quarterly report are forward looking and reflect the company's expectations regarding future results of operations, financial condition, and achievements. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, and achievements of the company to be materially different from any future results, performance, and achievements expressed or implied by those forward looking statements. These factors are discussed in greater detail in the company's most recent Annual Information Form and Management's Discussion and Analysis set forth in the company's most recent Annual Report.

5. 2002 Third Quarter Interim Report of UGG for the quarter ended April 30, 2002

REPORT TO SHAREHOLDERS

Agricore United

THIRD QUARTER
REPORT FOR THE NINE MONTHS ENDED APRIL 30, 2002

Q3 Highlights

- Pro forma cash expense reductions for six months ended April 30, 2002 (post-merger) of $29 million from merger & related synergies ($31 million excluding cost increases related to Livestock Services expansion). Pro forma cash expenses were $18 million lower for the quarter.
- Pro forma interest expense and depreciation reductions of $10 million for the six months ended April 30, 2002.
- Quarterly and fiscal results adversely affected by the drought of 2001 and the weather-related delay in seeding in the spring of 2002 .
- Pro forma grain shipments declined 18.6% compared with industry-wide decline in grain shipments of 21%.
- Seasonal net loss for the quarter of $11.2 million (fiscal year-to-date loss of $29.1 million).

The merger took effect on November 1, 2001. Therefore the Consolidated Financial Statements for the nine months ended April 30, 2002 include nine months of United Grain Growers Limited ("UGG") and only six months of Agricore Cooperative Ltd. from November 1, 2001, while comparative figures for the prior fiscal year represent UGG alone.

Consistent with the second quarter report, Agricore United is providing supplementary "pro forma" financial statements for the nine months ended April 30, 2002 to facilitate comparative analysis of results.

Consolidated Financial Results

Gross profit and revenue from services totaled $80 million for the quarter ended April 30, 2002 up from $47 million in fiscal 2001. Losses before interest, taxes and depreciation (EBITDA) for the quarter were $224,000 (compared with earnings of $6.4 million for the same period last year). EBITDA for the first nine months were $9.9 million (versus $27.8 million for the prior year-to-date). Comparative results for UGG alone last year do not fully reflect the new reality of Agricore United's business. Agricore United is approximately two-and-a-half times the size of UGG and, as such, the impact of seasonal losses on the combined company was significantly greater than the impact on UGG alone. Conversely, the gains traditionally recorded in the fourth quarter (historically representing 80% of UGG's operating income recorded in the year) will also be proportionately larger.

The operating loss before interest and taxes (EBIT) for the first nine months of fiscal 2002 was $36.8 million. The substantial shift in the timing of fertilizer sales this year adversely affected Crop Production Services ("CPS") operating income. In fiscal 2001, farmers increased purchases of fertilizer in the fall in anticipation of price increases related to escalating natural gas prices. This skewed last year's fertilizer sales into the earlier part of the year – compared to the more "normal" pattern in the third and fourth quarters that is expected to occur this year. Unseasonably dry fall weather this year reduced first quarter sales and late seeding delayed significant spring sales activity until the fourth quarter, further distorting the CPS sales pattern.

Western Canadian grain shipments of the six major grains for the first three quarters of fiscal 2002 decreased by 21% compared to the prior year. Although actual tonnes shipped appear to have increased with the merger, on a pro forma basis Agricore United's decline in shipping was slightly better than the industry average. As noted last quarter, the income reduction resulting from low handling volumes is expected to be partially recovered under UGG's integrated risk financing program.

Livestock Services continued to post strong results. Gross profit for the nine-month period grew 19.3% to $33.6 million, and EBIT grew 11.4% from $7.6 million to $8.5 million – largely attributed to the annualized earnings impact from the Unifeed Chilliwack assets, which were acquired in the second quarter of fiscal 2001. Livestock Services expenses for the nine months have increased by $4.6 million commensurate with the increased tonnes manufactured and sold.

Farm Business Communications' year-to-date EBIT improved $408,000 to $2 million due to increased advertising revenue and reduced operating costs.

Operating income was also negatively impacted by lower results from Agricore United's interest in the operations of CanAmera Foods, a major Canadian canola crush operation. CanAmera Foods results have been negatively impacted by the drought, which has caused the price of canola seed to increase thereby putting pressure on crush margins. Agricore United recently announced the sale of its interest in CanAmera Foods for $29.3 million – the sale closed May 31, 2002.

Interest expense for the first nine months of fiscal 2002 was $27 million compared to $15 million in the prior year – a proportionately lower increase relative to the significantly increased size of the company. The control exhibited over interest costs is attributed to: the expansion of the Company's credit program through Agricore United Financial (formerly "UGG Financial"); reduced borrowings arising from the proceeds of the equity issue and asset disposals; capital expenditure containment; and reduced borrowing rates compared to the prior year.

Gains on sales of assets have increased $15 million in the nine-months ended April 30, 2002 versus the prior year. The largest gains derived from the sale of surplus land by a subsidiary, Western Co-operative Fertilizers Limited, and the sale of Livestock Services' Unipork Genetics business.

Unusual items reflect restructuring costs associated with the merger, predominantly severance costs related to UGG. Restructuring costs associated with Agricore Cooperative Ltd. were provided as part of the opening balance sheet adjustments in accordance with the purchase method of accounting.

Agricore United's seasonal loss for the first nine months of fiscal 2002 was $29 million ($0.87 loss per share). The third quarter loss was $11.2 million ($0.25 loss per share).

There was a cash outflow from operations for the quarter of $14.7 million ($0.33 loss per share) compared to cash flow of $4.2 million ($0.23 per share) in the prior year. On a year-to-date basis, a cash outflow from operations of $15.2 million ($0.47 loss per share) compared to cash flow of $16.7 million ($0.94 per share) in fiscal 2001.

Pro Forma Financial Results

To provide a clearer picture of the financial performance of the new company compared to both predecessor companies, the tables below provide pro forma segment information for Agricore Cooperative Ltd. and UGG as if they had been combined for the first nine months of fiscal 2002 and for the same period of 2001. The pro forma financial information is a non-GAAP earnings measure and does not reflect any adjustments that would result from accounting for the acquisition of Agricore Cooperative Ltd. under the purchase method of accounting. The analysis would also not be indicative of what might have occurred had the acquisition been made on an earlier date nor is it indicative of future events.

Pro forma gross profit for the nine months ended April 30, 2002 was $273 million, a reduction of $78 million from prior year results. This reduction reflects the impact of the 2001 Western Canadian drought which reduced industry shipments of the six major crops during the first nine months of fiscal 2002 by 21% as well as delays in CPS sales patterns compared to the prior year.

Agricore United's year-to-date grain handle has declined by 18.6% due to the 2001 drought, slightly better than industry experience. While Grain Handling gross profit was reduced by $47 million year-to-date, sustainable cost reductions lessened the decline in Grain Handling EBITDA to $27.9 million and Grain Handling EBIT to $22.4 million. As a result of these expense reductions third quarter EBIT declined by only $2.9 million despite a one million tonne reduction in grain shipments with a consequent reduction in gross profit of $14.3 million.

Nine-month CPS gross profits declined by $37 million from the prior year. This reduction is primarily attributed to the same unusual sales patterns in fiscal 2001 and 2002 noted above. As with Grain Handling, cash expense reductions of $11 million mitigated the magnitude of the related reduction in CPS EBITDA and EBIT.

Pro forma EBITDA was $800,000 to April 30, 2002, down $51 million from the prior year. The $78 million decline in gross profit has been partially offset by a $27 million decline in operating expenses arising from merger synergies and the ongoing consolidation of country operations. Agricore United is achieving these synergies more quickly and at higher levels than had been projected in the November 2001 prospectus.

In addition to the cash operating expense reduction, Agricore United has reduced pro forma interest expense and depreciation by $11 million for the nine months ended April 30, 2002.

Pro forma operating loss for the nine-months ended April 30, 2002 was $61 million, an increase of $45 million over the loss for the same period last year. The significant savings in operating expenses arising from the merger mitigated the weather related earnings decline from reductions in Grain Handling shipments and CPS sales.

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended April 30 (unaudited)

	3rd Quarter		*Nine months*		
	2002	**2001**	**2002**	**2001**	***July 31, 2001***
Grain Handle *(millions tonnes)*	1.9	2.9	7.6	9.4	12.7
Crop Production Services Sales *($millions)*	48.5	61.9	172.4	260.7	788.7
Gross profit and revenue from services ($millions)					
Grain Handling	47.3	61.6	166.2	213.2	295.8
Crop Production Services	14.9	25.5	51.8	88.5	214.0
Livestock Services	10.5	11.1	33.6	28.2	41.5
Farm Business Communications	5.3	5.8	9.8	10.3	12.0
Other	2.3	2.3	11.7	10.7	14.8
Corporate	-	-	-	-	-
	80.3	106.3	273.1	350.9	578.1

Agricore United

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended April 30 (unaudited)

	3rd Quarter		Nine months		
	2002	**2001**	**2002**	**2001**	***July 31, 2001***
Operating, general & administrative expenses ($millions)					
Grain Handling	36.6	45.0	122.7	141.8	190.2
Crop Production Services	19.8	28.5	77.1	87.7	127.0
Livestock Services	7.6	7.3	22.8	17.9	26.6
Farm Business Communications	3.5	3.6	7.8	8.1	9.9
Other	1.1	1.2	3.4	3.5	4.6
Corporate	11.8	12.8	38.5	39.9	52.9
	80.4	98.4	272.3	298.9	411.2
EBITDA					
Grain Handling	10.7	16.6	43.5	71.4	105.6
Crop Production Services	(4.9)	(3.0)	(25.3)	0.8	87.0
Livestock Services	2.9	3.8	10.8	10.3	14.9
Farm Business Communications	1.8	2.2	2.0	2.2	2.1
Other	1.2	1.1	8.3	7.2	10.2
Corporate	(11.8)	(12.8)	(38.5)	(39.9)	(52.9)
	(0.1)	7.9	0.8	52.0	166.9

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended April 30 (unaudited)

	3rd Quarter		Nine months		
	2002	**2001**	**2002**	**2001**	***July 31, 2001***
Operating Income (Loss)					
Grain Handling	1.4	4.3	12.9	35.3	56.9
Crop Production Services	(10.5)	(10.4)	(44.8)	(20.6)	57.5
Livestock Services	2.1	2.8	8.5	7.6	11.4
Farm Business Communications	1.7	2.2	1.9	2.1	2.0
Other	0.4	0.3	6.0	5.0	7.2
Corporate	(14.2)	(14.3)	(45.0)	(44.5)	(59.4)
	(19.1)	(15.1)	(60.5)	(15.1)	75.6

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended April 30 (unaudited)

	3rd Quarter		*Nine months*		
	2002	**2001**	**2002**	**2001**	***July 31, 2001***
Statement of Earnings (Loss) - $millions					
Gross profit and revenue from services	80.3	106.3	273.1	350.9	578.1
Operating, general & administrative expenses	(80.4)	(98.4)	(272.3)	(298.9)	(411.2)
Earnings (loss) before interest, taxes, depreciation & amort.	(0.1)	7.9	0.8	52.0	166.9
Depreciation & amortization	(19.0)	(23.0)	(61.3)	(67.1)	(91.3)
Earnings (loss) before interest and taxes	(19.1)	(15.1)	(60.5)	(15.1)	75.6
Gains (losses) on disposal of assets	10.6	0.5	16.9	0.8	0.1
Interest and securitization expenses	(12.0)	(13.1)	(37.0)	(42.1)	(55.0)
Earnings (loss) before income taxes & unusual items	(20.5)	(27.7)	(80.6)	(56.4)	20.7
Unusual items	(2.3)	(3.5)	(2.3)	(10.4)	(47.5)
Recovery of (provision for) income taxes:					
On unusual items	1.0	1.6	1.0	4.6	18.8
On earnings before income taxes	10.6	12.2	36.1	30.7	(1.2)
Earnings (loss) for the period	(11.2)	(17.4)	(45.8)	(31.5)	(9.2)

Liquidity and Capital Resources (Consolidated Financial Results)

Non-cash working capital increased by $24 million during the nine months to April 30, 2002 compared to an increase of $25.7 million during the same period last year. These increases are seasonal, largely reflecting a run-up in crop inputs inventory immediately prior to the high spring sales period.

Cash outflows from investing activities during the third quarter were exceeded by proceeds from property disposals while the merger with Agricore Cooperative Ltd. resulted in a year-to-date increase of $210 million over the same period last year. The merger with Agricore Cooperative Ltd., accounted for using the purchase method, reflected net assets acquired at fair market value for share consideration of $241 million. Capital asset expenditures of $16 million were fully financed by the proceeds from dispositions of assets – the Company is continuing to contain its capital spending program in fiscal 2002.

Long-term debt was reduced by $31 million in the third quarter, including a $28 million repayment of bank debt from the proceeds of the equity issue completed in the second quarter. The balance of the long-term debt reduction of $42 million for the first nine months of this year represents scheduled repayments of bank and non-bank term debt.

Short-term debt decreased by $51 million during the third quarter, largely as a result of reductions in non-cash working capital. During the nine months ended April 30, 2002, short-term debt increased $17.9 million compared to an increase of $60.3 million in the same period last year. Cash holdings decreased $10.2 million compared to an increase of $2.2 million last year, for a net

increase in short-term financing of $7.7 million compared to a net increase of $62.5 million in the first nine months of fiscal 2001. Net short-term financing increases were lower than last year because CPS credit sales in the first nine months of fiscal 2001 were mainly financed internally with short-term debt. The securitization of Agricore Cooperative Ltd.'s CWB inventory in March 2002 also contributed to reduced short-term financing.

Share issues in the third quarter were nominal. The increase in share capital of $298 million year-to-date reflects 20,492,395 shares issued to former Agricore members for $241 million pursuant to the merger and 7,965,791 shares issued from treasury to raise approximately $57 million through a share offering under the terms of the short form prospectus dated December 11, 2001.

Looking Forward

Agricore United financial results are seasonal in nature primarily due to the crop production cycle. Typically, about 75% of the annual CPS sales occur in May and June. Due to a cold spring in Western Canada, sales of crop inputs were delayed.

Industry grain shipments are expected to remain suppressed through the last quarter of the year and Agricore United shipments are expected to continue to closely mirror industry performance.

Six-month pro forma cash expenses were $29 million lower than the prior year ($31 million lower excluding the expansion-related increase in Livestock Services) and $18 million lower for the quarter ended April 30, 2002. Based on the expense savings achieved to date, Agricore United expects to achieve synergies in excess of the $50 million estimate disclosed in the November 2001 prospectus.

Agricore United is negotiating with a banking syndicate to renew the revolving variable rate credit facility maturing July 31, 2002.

Certain statements in this quarterly report are forward looking and reflect the company's expectations regarding future results of operations, financial condition, and achievements. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, and achievements of the company to be materially different from any future results, performance, and achievements expressed or implied by those forward looking statements. These factors are discussed in greater detail in the company's most recent Annual Information Form and Management's Discussion and Analysis set forth in the company's most recent Annual Report.

Consolidated Balance Sheets

As at April 30 (in thousands) *(Unaudited)*	2002	2001	July 31, 2001
ASSETS			
Current Assets			
Cash	$ 24,836	$ 14,868	$ 779
Accounts receivable and prepaid expenses	395,543	127,902	114,881
Inventories	654,171	190,451	130,827
Future income taxes	39,180	4,264	10,111
	1,113,730	337,485	256,598
Capital Assets	729,360	306,500	291,137
Other Assets	112,415	46,297	55,547
Future Income Taxes	8,526	-	-
	$ 1,964,031	$ 690,282	$ 603,282
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	$ 393,881	$ 126,675	$ 59,983
Accounts payable and accrued expenses	666,857	142,076	109,126
Dividends payable	-	-	5,308
Current portion of long-term debt	33,007	14,070	14,075
	1,093,745	282,821	188,492
Long-term debt	304,750	122,135	122,387
Other long-term liabilities	41,412	8,514	8,631
Future income taxes	17,698	48,550	49,621
Shareholders' Equity			
Share capital (Note 5)	460,177	159,217	159,232
Contributed Surplus (Note 6)	336	-	-
Retained earnings	45,913	69,045	74,919
	506,426	228,262	234,151
	$ 1,964,031	$ 690,282	$ 603,282

Consolidated Statements of Earnings and Retained Earnings

For the periods ended April 30 (in thousands)	*Third Quarter*		*Nine Months*	
(Unaudited)	2002	2001	2002	2001
SALES AND REVENUE FROM SERVICES	$ 900,928	$ 422,312	$ 2,230,836	$ 1,233,919
GROSS PROFIT AND REVENUE FROM SERVICES	80,193	46,993	217,223	142,523
Operating, general and administrative expenses	(80,417)	(40,555)	(207,310)	(114,703)
Earnings (loss) before interest, taxes, depreciation and amortization	(224)	6,438	9,913	27,820
Depreciation and amortization	(18,782)	(7,051)	(46,710)	(20,819)
Earnings (loss) before interest and taxes	(19,006)	(613)	(36,797)	7,001
Gains (losses) on disposal of assets	10,550	(78)	15,008	(149)
Interest and securitization expenses (Note 7)	(11,998)	(4,657)	(27,459)	(15,432)
Earnings (loss) before income taxes	(20,454)	(5,348)	(49,248)	(8,580)
Unusual items (Note 8)	(2,318)	-	(2,318)	-
Recovery of income taxes:				
On unusual items	974	-	974	-
On earnings before unusual items	10,643	2,870	21,586	9,236
Income (loss) for the period	(11,155)	(2,478)	(29,006)	656
Retained earnings, beginning of period				
As previously reported	57,068	71,537	74,919	66,933
Accounting changes	-	(14)	-	1,498
As restated	57,068	71,523	74,919	68,431
Premium on shares repurchased	-	-	-	(42)
Retained earnings, end of period	$ 45,913	$ 69,045	$ 45,913	$ 69,045

Consolidated Statements of Cash Flows

For the periods ended April 30 (in thousands)	*Third Quarter*		*Nine Months*	
(Unaudited)	**2002**	2001	**2002**	2001
CASH FLOWS FROM OPERATING ACTIVITES:				
Income (loss) for the period	**$ (11,155)**	$ (2,478)	**$ (29,006)**	$ 656
Adjustments for:				
Depreciation and amortization	**18,782**	7,051	**46,710**	20,819
Other liabilities	**(4,713)**	(297)	**(7,658)**	(1,087)
Future income taxes & investment tax credits	**(8,189)**	(148)	**(11,546)**	(3,116)
(Earnings) loss from equity investments, net of dividends	**740**	3	**1,015**	(724)
Stock option compensation	**336**	-	**336**	-
(Gain) loss on disposal of capital assets	**(10,550)**	78	**(15,008)**	149
Cash flow provided by (used in) operations	**(14,749)**	4,209	**(15,157)**	16,697
Changes in non-cash working capital	**57,478**	51,126	**(24,033)**	(25,691)
	42,729	55,335	**(39,190)**	(8,994)
CASH FLOWS FROM INVESTING ACTIVITES:				
Business acquisitions (Note 4)	**(203)**	(11,094)	**(241,195)**	(11,487)
Capital asset expenditures	**(8,326)**	(4,476)	**(16,435)**	(15,598)
Proceeds from property disposals	**16,780**	187	**17,711**	534
Other assets	**(5,771)**	(1,163)	**208**	(3,012)
	2,480	(16,546)	**(239,711)**	(29,563)
CASH FLOWS FROM FINANCING ACTIVITES:				
Increase (decrease) in bank and other loans	**(51,165)**	(18,985)	**17,892**	60,323
Decrease in long-term debt	**(31,360)**	(14,055)	**(41,667)**	(14,065)
Share capital issued (redeemed), net	**(114)**	(132)	**297,766**	(165)
Dividends	**-**	-	**(5,308)**	(5,315)
	(82,639)	(33,172)	**268,683**	40,778
CHANGE IN CASH POSITION	**(37,430)**	5,617	**(10,218)**	2,221
Cash at beginning of period	**62,266**	9,944	**779**	13,340
Cash assumed (Note 4)	**-**	(693)	**34,275**	(693)
CASH AT END OF PERIOD	**$ 24,836**	$ 14,868	**$ 24,836**	$ 14,868

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	**$ (8,749)**	$ (4,516)	**$ (25,797)**	$ (14,256)
Cash payments of taxes	**$ (2,429)**	$ (809)	**$ (1,647)**	$ (7,124)

1. Earnings Per Share

For the periods ended April 30 (in thousands) *(Unaudited)*		*Third Quarter* 2002		2001		*Nine Months* 2002		2001
Earnings per share before unusual items, net of tax	$	**(0.22)**	$	(0.16)	$	**(0.83)**	$	(0.01)
Unusual items per share, net of tax		**(0.03)**		-		**(0.04)**		-
Earnings (loss) per share	$	**(0.25)**	$	(0.16)	$	**(0.87)**	$	(0.01)
Fully Diluted Earnings per share before unusual items, net of tax	$	**(0.22)**	$	(0.16)	$	**(0.83)**	$	(0.01)
Unusual items per share, net of tax		**(0.03)**		-		**(0.04)**		-
Fully Diluted Earnings (loss) per share	$	**(0.25)**	$	(0.16)	$	**(0.87)**	$	(0.01)
Cashflow (outflow) per share from operations	$	**(0.33)**	$	0.23	$	**(0.47)**	$	0.94

Basic earnings per share is derived by deducting annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period. The weighted average outstanding shares for the year-to-date was 34,339,639 (April 2001 – 16,822,746). The weighted average outstanding shares for the quarter was 45,275,153 (April 2001 – 16,808,855).

The calculation of fully diluted earnings per share is based upon the common shares outstanding during the period (as above), adjusted by the total of the additional common shares that would have been issued assuming exercise of all outstanding options and conversion of preferred shares to the extent that it is not anti-dilutive.

Cash flow provided by operations per share is derived by deducting annual dividends on preferred shares from cash flow provided by operations and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

2. Segment Information

For the periods ended April 30 (in thousands) *(Unaudited)*	*Third Quarter* **2002**	2001	*Nine Months* **2002**	2001
GROSS PROFIT AND REVENUE FROM SERVICES				
Grain Handling	**$ 47,271**	$ 24,799	**$ 129,939**	$ 75,875
Crop Production Services	**14,917**	6,334	**34,507**	29,823
Livestock Services	**10,501**	11,091	**33,609**	28,179
Farm Business Communications	**5,254**	4,647	**9,391**	8,077
Other	**2,250**	122	**9,777**	569
	$ 80,193	$ 46,993	**$ 217,223**	$ 142,523
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)				
Grain Handling	**$ 11,318**	$ 9,604	**$ 38,818**	$ 29,326
Crop Production Services	**(4,905)**	(4,788)	**(19,358)**	(1,577)
Livestock Services	**2,899**	3,751	**10,803**	10,280
Farm Business Communications	**1,778**	1,685	**2,067**	1,630
Other	**1,165**	122	**7,551**	569
Corporate	**(12,479)**	(3,936)	**(29,968)**	(12,408)
	$ (224)	$ 6,438	**$ 9,913**	$ 27,820
OPERATING INCOME (LOSS)				
Grain Handling	**$ 2,059**	$ 6,343	**$ 16,554**	$ 19,734
Crop Production Services	**(10,464)**	(7,071)	**(34,537)**	(8,450)
Livestock Services	**2,099**	2,821	**8,482**	7,617
Farm Business Communications	**1,731**	1,659	**1,953**	1,545
Other	**388**	122	**6,002**	569
Corporate	**(14,819)**	(4,487)	**(35,251)**	(14,014)
	$ (19,006)	$ (613)	**$ (36,797)**	$ 7,001

3. Accounting Principles

These unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended July 31, 2001.

4. Business Combinations

a) On November 1, 2001, UGG issued 20,492,395 Limited Voting Common Shares to the shareholders of Agricore Ltd. in exchange for 100% of their economic interest in the Company to form Agricore United. The acquisition has been accounted for using the purchase method and the results of the operations of Agricore Ltd. are included in the consolidated financial statements from November 1, 2001 forward. The detail of the transaction is summarized as follows:

As at April 30, 2002 (in thousands)
(Unaudited)

Net assets acquired	
Cash assumed	$ 34,275
Receivables, inventories and capital assets	1,090,306
Intangible assets	28,261
Liabilities assumed	(911,647)
Net assets acquired at fair market value for share consideration	$ 241,195

The final allocation of the purchase price is dependent on certain ongoing valuations, which may result in changes in the assigned values as well as goodwill.

b) In connection with the merger, the Company obtained credit facilities from three Canadian chartered banks, consisting of the following:
   i) a $250 million revolving credit facility at variable rates; maturing July 31, 2002
   ii) a $217.7 million non-revolving term credit facility to refinance bank term debt of UGG and Agricore Ltd. existing at the time of the merger; quarterly repayment terms of $5.65 million with the balance due on December 31, 2003; and
   iii) a $150 million bridge facility at variable rates, revolving credit terms which expired on May 31, 2002. In response to weather-related delays, a bridge facility for $100 million was extended to June 15, 2002 with a bridge facility of $50 million continuing until June 30, 2002.

5. Share Capital

On December 11, 2001, the Company filed a short form prospectus in connection with an offering of 13,000,000 Limited Voting Common Shares at $8.00 per share. In connection with the offering, 6,290,641 Limited Voting Common Shares were sold by a selling shareholder, Agricore Assisted Sales Corporation and 7,965,791 Limited Voting Common Shares were sold by the Company from treasury.

As at April 30, 2002 *(Unaudited)*	**2002**	2001
Issued and outstanding Limited Voting Common Shares	**45,275,183**	16,803,178
Securities convertible into common shares:		
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,172**	1,105,261
Stock Options	**750,350**	322,028
	47,130,705	18,230,467

6. Stock Based Compensation

Effective February 1, 2002, the Company adopted the new CICA recommendations on accounting for stock-based compensation. For the quarter ended April 30, 2002, the Company recorded $336,035 in compensation expense and a related increase in Contributed Surplus regarding stock options issued since January 1, 2002.

The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002 of $4.23 per share, is estimated based on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions: dividend yield of 2.58 percent; expected volatility of 38%; risk-free interest rate of 5.8 percent and expected life of 10 years. The Options vest at a rate of 20% per year.

Options outstanding at April 30, 2002 have a range of exercise prices from $9.70 to $13.10 and a weighted average life of 7.35 years.

As at April 30, 2002
(Unaudited)

	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	322,028	$ 11.56
Granted prior to January 1, 2002	19,000	10.30
Granted after January 1, 2002	409,322	9.70
Outstanding at end of period	750,350	$ 10.51
Exerciseable at end of period	381,162	$ 11.15

7. Securitization

The Company entered into a new securitization agreement with an independent trust in March 2002 and adopted the recommendations of CICA Accounting Guideline 12 (AcG-12) to account for the initial and subsequent sales of assets under the agreement.

Under this agreement, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board (CWB). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, nor any recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the Canadian Wheat Board and retains servicing responsibilities in respect of the CWB Grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the Canadian Wheat Board upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At April 30, 2002, grain held for the account of the Canadian Wheat Board is reported net of securitized amounts of $119 million. The table below summarizes certain cash flows related to the transfer of receivables during the period which have been accounted for under the provisions of AcG-12:

As at April 30, 2002 (in millions)
(Unaudited)

Proceeds from new securitizations	$ 125.0
Proceeds from collections not reinvested	(5.7)

8. Unusual Items

In connection with the merger, which was effective November 1, 2001, the Company has undertaken a restructuring of the organization. For the third quarter, expenses relating to this restructuring were $2.3 million ($1.3 million net of tax), comprised principally of severance costs.

9. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended April 30	*Third Quarter*		*Nine Months*	
Trading Activity*	**2002**	2001	**2002**	2001
High	**$ 10.79**	$ 9.60	**$ 12.50**	$ 11.00
Low	**$ 8.61**	$ 8.52	**$ 8.00**	$ 8.52
Volume	**3,791,869**	983,295	**7,456,527**	1,189,718

*On Toronto Stock Exchange

Operating Highlights

For the periods ended April 30 (in thousands of tonnes) *(Unaudited)*	*Third Quarter* **2002**	2001	*Nine Months* **2002**	2001
Grain Shipments - country elevators	**1,948**	1,197	**5,928**	3,703
Terminal Handle	**967**	688	**3,378**	2,427

6. 2002 Fourth Quarter Interim Report of UGG for the quarter ended July 31, 2002

Agricore United

FOURTH QUARTER
REPORT FOR THE TWELVE MONTHS ENDED JULY 31, 2002

Q4 Highlights

- Earnings for the quarter of $39.2 million or $0.86 per share and earnings for the 12 months ended July 31, 2002 of $10.2 million or $0.25 per share
- Cash flow for the quarter of $85.3 million or $1.88 per share and cash flow for the 12 months ended July 31, 2002 of $70.2 million or $1.86 per share
- Pro forma cash expense reductions for the nine months ended July 31, 2002 (post-merger) of $48 million from merger and related synergies. Pro forma cash expenses were $19 million lower for the quarter.
- Pro forma interest expense and depreciation reductions of $19 million for the nine months ended July 31, 2002
- Quarterly and 12 month results adversely affected by the droughts of 2001 and 2002
- Pro forma grain shipments declined 21% compared with industry-wide decline in grain shipments of 22%.

On November 1, 2001, the Company completed its merger with Agricore Cooperative Ltd. Therefore the consolidated financial statements for the 12 months ended July 31, 2002 now represent a more meaningful reflection of activity as Agricore United – including 12 months of United Grain Growers Limited ("UGG") and nine months of Agricore Cooperative Ltd. from November 1, 2001. Comparative figures for the 2001 fourth quarter and 2001 fiscal year represent UGG alone.

In June 2002, Agricore United announced a change in its year-end from July 31 to October 31. Accordingly, the Company's annual audited financial statements at October 31, 2002 will include the operating results for the 15 month period commencing August 1, 2001 as well as the 12 month period ending October 31, 2002, which will represent the first full year of operation of the new company following the merger.

Consolidated Financial Results

Gross profit and revenue from services for the quarter increased $106 million (or 2.3 times the 2001 fourth quarter) to $186 million. Earnings before interest, taxes and depreciation ("EBITDA") growth reflected a proportionately larger increase of 2.5 times over the same quarter last year due to the lower cash operating expenses incurred in the current year on a relative basis.

Gross profit and revenue from services depends on a combination of market size, market share and average revenue earned for each unit of product sold or handled. Western Canadian grain shipments of the six major grains declined 22% in 2002 compared to the prior year – a continuation of the trend of below average shipping due to the impact of the drought in the 2001 crop year. As reported at the end of April, Agricore United's shipping was marginally better than the industry average. Accordingly, the Company's market share for grain shipping did not decline on a pro forma basis. The Company realized an average margin on grain handled of $22.53 per tonne year-to-date, an increase over the average margin of $21.57 per tonne in the prior year. Current year earnings also reflect a partial recovery of the Company's income reduction from low industry grain handling volumes under UGG's integrated risk financing program.

The agricultural sector experienced a second drought on the prairies in the 2002 crop year just ended which negatively impacted the sale of crop inputs, particularly the sale of crop protection products that typically occur late in the growing season. The 2002 drought followed on the heels of a dry fall and late spring that delayed seeding and compressed a normally "tight" sales season between April and June. Nevertheless, the Company achieved a level of Crop Production Services ("CPS") sales equivalent to 89% of the sales achieved by the Company in the prior year on a pro forma basis – a

year in which the Company's CPS sales were not significantly impacted by drought. Average CPS margin, as a percentage of underlying sales of $654 million for the 12 months ended July 31, 2002, increased to 23% from 21% for the prior year (based on 2001 sales of $314 million).

Livestock Services posted increased sales from higher feed tonnes manufactured as a result of the "annualization" of the operation of the Unifeed Chilliwack mill acquired half-way through fiscal 2001. The Company also increased its average margin per tonne compared to the prior year, in part due to expanded fish feed production at Chilliwack and the more efficient operation of its new mill in Olds, Alberta.

The Company's operating income is highly seasonal with about 90% normally being realized in the quarter ended July 31. Operating income before interest and taxes (EBIT) was $74 million for the quarter ended July 31, 2002 – wiping out the operating loss of the previous nine months and resulting in a year to date operating profit of $37 million.

Crop Production Services operating income, normally heavily weighted to this quarter, was further skewed to this period by increased sales of fertilizer and seed delayed from earlier in the year due to the dry fall and late spring. However, the impact of the drought served to limit CPS EBIT for the quarter to $76.6 million. For Grain Handling and CPS, significant cost reductions mitigated, to a large extent, the earnings decline associated with the impact of the drought on the CPS market and the volume of grain available for shipping.

Livestock Services EBIT declined from $11.4 million for the 12 months ended July 31, 2001 to $10 million for the same period in the current year, driven mainly by higher costs associated with the full year operation of the Unifeed Chilliwack mill and lower earnings from its investment in The Puratone Corporation, the second largest hog producer in Western Canada. The decline in earnings from The Puratone Corporation follows the current downtrend in hog price cycles. Livestock Services also succeeded in reducing its cash operating expenses in the fourth quarter by $500,000 or 6% compared to the same quarter in the prior year.

Farm Business Communications posted an increase in year-to-date EBIT from $1.4 million to $1.8 million as a result of the consolidation of the farm publications businesses following the merger and the consequent impact of lower operating costs.

Although the Company is more than 2.5 times the size of UGG alone, interest expense of $37 million for the 12 months ended July 31, 2002 was less than double the prior year expense of $19 million. As reported in April, the success of the Company's expanded Agricore United Financial program, controlled capital expenditures and reduced borrowings due to the equity issue and asset disposals – most recently the sale of the Company's investment in CanAmera Foods for net proceeds of $29 million – were the most significant drivers of reduced borrowings and consequently proportionately lower interest costs.

Gains of $15 million on the sale of assets are largely unchanged from April and include, among other items, the sale of land of a subsidiary and the sale of Livestock Services' Unipork Genetics business.

Unusual items in the quarter of $1 million and year-to-date of $3.4 million represent restructuring costs arising from the merger, primarily UGG severance costs. Restructuring costs associated with Agricore Cooperative Ltd. were provided for as part of the purchase price in accordance with the purchase method of accounting.

Agricore United's after-tax profit for the fourth quarter was $39.2 million or $0.86 per share (2001 - $0.64 per share). The Company earned $10.2 million after-tax or $0.25 per share for the 12 months ended July 31, 2002 (2001 - $0.63 per share).

Cash flow from operations for the quarter was $85.3 million or $1.88 per share (2001 - $21.7 million or $1.27 per share). Year-to-date cash flow for the 12 months ended July 31, 2002 was $70.2 million or $1.86 per share (2001 - $38.4 million or $2.22 per share).

Liquidity and Capital Resources

The Company's cash position improved from $779,000 at July 31, 2001 to $52.9 million at July 31, 2002 due to reductions in non-cash working capital of $145 million in the quarter and $121 million for the year-to-date (compared with a decrease of $36 million and $10 million for the quarter and year-to-date last year respectively). These working capital decreases in the current year, while seasonal, are significantly enhanced due to the use of Agricore United Financial for CPS sales, resulting in a rapid conversion of inventory into cash during the peak billing season which occurs during the fourth quarter. Agricore United Financial is a strategic venture with the Bank of Nova Scotia whereby the bank provides trade credit directly to the farmer customer and Agricore United manages the customer relationship and credit application process in return for an agency fee.

Cash flow from operations increased from $38 million for the 12 months ended July 31, 2001 to $70 million for 2002, largely reflecting the proportionately higher levels of non-cash expenses, such as depreciation, embedded in the after-tax earnings for the current year. The Company continued to contain capital spending for the year to $23 million, being more than fully financed by proceeds on asset disposals of $38 million.

The merger with Agricore Cooperative Ltd. on November 1, 2001, at a cost of $241 million, represented an increase of $230 million over business acquisition expenditures in the prior year. The transaction was financed by the issue of 20,492,395 limited voting common shares of United Grain Growers Limited. In addition to this transaction, year-to-date cash flow includes net proceeds of $57 million from the issue of 7,965,791 treasury common shares in December 2001.

Agricore United reduced long-term debt by $10 million for the fourth quarter ($25 million year-to-date) through scheduled principal repayments by the Company and its subsidiaries. In addition, long-term debt reductions of $52 million for 12 months ended July 31, 2002 include non-scheduled repayments of bank term debt of $28 million arising from net proceeds from the Company's equity issue. The increase in the current portion of long-term debt at July 31, 2002 represents a further non-scheduled repayment of long-term debt of $24 million funded from the net proceeds of the Company's sale of its interest in CanAmera.

Bank and other loans declined by $195 million in the quarter compared with a decline of $67 million in the same quarter last year resulting in a reduction in bank and other loans of $177 million year-to-date (compared to a $6 million decrease in 2001). Reduced bank and other loans reflects lower borrowings under the revolving facility as a result of making Agricore United Financial available to customers of the former Agricore Cooperative Ltd. and securitizing CWB inventory in March 2002. The Company has been able to reduce its available revolving bank credit facilities from $590 million at November 1, 2001 to $300 million at July 31, 2002, of which $120 million remained undrawn at July 31, 2002.

Agricore United's total net debt declined from $772 million at November 1, 2001 to $475 million at July 31, 2002 and its financial leverage ratio (total net debt to tangible net assets) decreased accordingly from 57% to 48% between these dates.

The market capitalization of the Company's 45,281,561 issued and outstanding limited voting common shares (47,137,069 common shares including convertible securities) was $251.3 million as at September 16, 2002 or $5.55 per share compared with the Company's book value of $11.76 per share at July 31, 2002.

Pro Forma Financial Results

To provide a picture of the financial performance of the new company compared to both predecessor companies, the tables below provide pro forma segment information for Agricore Cooperative Ltd. and UGG as if they had been combined for the 12 months ended July 31, 2002 and for the same period of 2001. The pro forma financial information is a non-GAAP earnings measure and does not reflect any adjustments that would result from accounting for the acquisition of Agricore Cooperative Ltd. under the purchase method of accounting. The analysis would also not be indicative of what might have occurred had the acquisition been made on an earlier date nor is it indicative of future events.

Pro forma gross profit for the 12 months ended July 31, 2002 was $459 million, down $119 million from the prior year results.

Grain Handling gross profits were reduced by $74 million or about 25% with the decline in tonnes handled of about 21% which is slightly better than the overall decline in industry shipping of 22% resulting from the 2001 drought. Offsetting lower gross profit was a decline in cash expenses of $30 million for the 12 months compared to the prior year. Consequently, the reduction in EBIT for the year was limited to $36 million.

CPS gross profits declined by $47 million or 22% compared to the prior year, reflecting a reduction in overall sales of about 11% as well as a return to more typical margins on fertilizer sales – fertilizer margins in 2001 benefited from producers locking in sales earlier in the year due to concerns over rising prices associated with higher natural gas prices. The EBIT decline of $26 million was mitigated by a reduction in cash operating expenses of $17 million for the CPS segment as well as a reduction in depreciation and amortization of $5 million.

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended July 31 (unaudited - millions)

	Fourth Quarter		*Twelve months*	
	Actual 2002	**2001**	**2002**	**2001**
Grain Handle *(tonnes)*	2.1	3.3	10.0	12.7
Crop Production Services Sales	$ 527.0	$ 528.0	$ 699.4	$ 788.7
Gross profit and revenue from services				
Grain Handling	$ 55.3	$ 82.5	$ 221.5	$ 295.8
Crop Production Services	115.4	125.5	167.1	214.0
Livestock Services	10.6	13.3	44.2	41.5
Farm Business Communications	1.6	1.7	11.4	12.0
Financial Markets & Other Investments	3.4	4.1	15.1	14.8
Corporate	-	-	-	-
	$ 186.3	$ 227.1	$ 459.3	$ 578.1

Cash expense reductions associated with the merger and related synergies for the post-merger period from November 1, 2001 were $48 million – an improvement of $19 million in the quarter. EBITDA for the quarter of $93 million (compared with $115 million in the prior year) increased year-to-date EBITDA to $94 million ($167 million in the prior year).

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended July 31 (unaudited - $millions)

	Fourth Quarter		Twelve months	
	Actual 2002	**2001**	**2002**	**2001**
Operating, general & administrative expenses				
Grain Handling	$ 37.5	$ 48.3	$ 160.2	$ 190.2
Crop Production Services	33.4	39.3	110.4	127.0
Livestock Services	8.2	8.7	31.0	26.6
Farm Business Communications	1.8	1.8	9.5	9.9
Financial Markets & Other Investments	0.7	1.1	4.1	4.6
Corporate	12.1	13.0	50.6	52.9
	93.7	112.2	365.8	411.2
EBITDA				
Grain Handling	17.8	34.2	61.3	105.6
Crop Production Services	82.0	86.2	56.7	87.0
Livestock Services	2.4	4.6	13.2	14.9
Farm Business Communications	(0.2)	(0.1)	1.9	2.1
Financial Markets & Other Investments	2.7	3.0	11.0	10.2
Corporate	(12.1)	(13.0)	(50.6)	(52.9)
	$ 92.6	$ 114.9	$ 93.5	$ 166.9

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended July 31 (unaudited - $millions)

	Fourth Quarter		Twelve months	
	Actual 2002	**2001**	**2002**	**2001**
Operating Income (Loss)				
Grain Handling	$ 8.3	$ 21.6	$ 21.3	$ 56.9
Crop Production Services	76.6	78.1	31.8	57.5
Livestock Services	1.5	3.7	10.0	11.4
Farm Business Communications	(0.2)	(0.1)	1.7	2.0
Financial Markets & Other Investments	2.1	2.2	8.1	7.2
Corporate	(14.4)	(14.9)	(59.4)	(59.4)
	$ 73.9	$ 90.6	$ 13.5	$ 75.6

A $39.2 million after-tax profit in the quarter (compared to $22.3 million in the prior year) reduced pro forma after-tax losses to $6.5 million for the 12 months (compared to a net loss of $9.2 million in the prior year).

Agricore United
Pro forma Financial Statements
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
For the periods ended July 31 (unaudited - $millions)

	Fourth Quarter		Twelve months	
	Actual 2002	**2001**	**2002**	**2001**
Statement of Earnings (Loss)				
Gross profit and revenue from services	$ 186.3	$ 227.1	$ 459.3	$ 578.1
Operating, general & administrative expenses	(93.7)	(112.2)	(365.8)	(411.2)
Earnings before interest, taxes, depreciation & amortization	92.6	114.9	93.5	166.9
Depreciation & amortization	(18.7)	(24.3)	(80.0)	(91.3)
Earnings before interest and taxes	73.9	90.6	13.5	75.6
Gains (losses) on disposal of assets	(0.3)	(0.7)	16.6	0.1
Interest and securitization expenses	(10.0)	(12.9)	(46.9)	(55.0)
Earnings (loss) before income taxes & unsual items	63.6	77.0	(16.8)	20.7
Unusual items	(1.0)	(37.0)	(3.4)	(47.5)
Recovery of (provision for) income taxes:				
On unusual items	0.4	14.2	1.4	18.8
On earnings before income taxes	(23.8)	(31.9)	12.3	(1.2)
Earnings (loss) for the period	$ 39.2	$ 22.3	$ (6.5)	$ (9.2)

Looking Forward

Lower grain production due to the 2001 drought reduced industry grain shipments over the most recent 12 months by 22%. Following the drought in 2002, grain production is expected to decline further, on a temporary basis, by more than 20% over the 2001 levels resulting in lower expected tonnes available for shipping over the next 12 months. As with the most recent 12 months, Agricore United shipping is expected to closely track industry shipping trends (thereby maintaining market share) given the Company's broad geographic market coverage. A return to more normal weather patterns will result in increased grain production and should contribute to more normal grain shipping volumes for the industry and the Company.

On August 25, 2002, following 20 months of negotiations, the British Columbia Terminal Elevator Operators Association ("BCTEOA") locked out its employees at all Vancouver port grain terminals. The BCTEOA, of which Agricore United is a member, represents five employers operating five grain terminal facilities in Vancouver. The lock-out does not affect the operation of the Company's interests in the port terminal at Prince Rupert, British Columbia – which began loading vessels the week of September 2, 2002 – its three wholly owned port terminals in Thunder Bay, Ontario, nor its ability to ship grain south by rail to customers in the United States. The impact of the lock-out on the industry and the Company's earnings is uncertain, particularly given reduced industry grain shipments as a result of the 2002 drought, but ultimately depends on the duration of the dispute. The BCTEOA has reported its desire to resolve the dispute as quickly as possible.

Expected high levels of residual nutrients retained in the soil as a consequence of the 2002 drought, may delay the recovery of industry fertilizer sales in the fall of 2002 and spring of 2003 from current

levels. A return to normal weather patterns through the fall and spring of next year would be expected to result in a recovery of crop protection product sales as noted above. Low crop production volumes around the world and unusually low levels of inventory "carry-out" have contributed to higher prices for many commodities which may increase the proportion of seeded acres planted to oilseeds rather than cereals – in turn possibly impacting the sale of higher margin canola seed products positively in 2003.

Pro forma cash expenses for the nine months since the merger declined by $48 million over the prior year, and $19 million lower for the quarter – continuing the year-to-date trend arising from the merger and the predecessor companies' pre-merger rationalization plans. On August 8, 2002, the Company announced the successful integration of its information technology systems onto a single platform resulting in expected annual cost savings of $9 million per year – through the elimination of outsourced services supporting the duplicate system. These savings are not reflected in the cost reductions realized to July 31, 2002. Pro forma interest cost reductions of $8 million and an additional $11 million in non-cash depreciation expenses to the end of July 31, 2002 will result in significantly higher cost savings than the original $50 million forecast last November. Ongoing consolidation of the Company's grain handling network (reduced from 154 country elevator locations at the merger date to about 100 at July 31, 2002), annualization of synergies already achieved and additional synergies not yet realized from the merger will further increase these cost savings in the coming months. Consequently, the Company expects to realize more than $80 million in cost reductions by July 31, 2003.

Agricore United extended its revolving variable rate credit facilities of $300 million, with its existing lenders, from the original maturity date of July 31, 2002 to between October 31, 2002 and November 30, 2002, to enable the Company to complete its plans to restructure its mix of short- and long-term debt. Agricore United is seeking a revolving credit facility of $350 million and a non-revolving credit facility of $150 million from a syndicate of banks. The Company is also seeking a new facility of $100 million of long-term debt from a non-bank lender. The Company hopes to complete this restructuring on or before October 31, 2002. Agricore United's long-term notes of $132 million, maturing over the next 20 years, are not materially affected by the planned debt restructuring. The pro forma impact of the debt restructuring at July 31, 2002 would not impair the Company's markedly improved financial leverage ratio of 48% achieved at July 31, 2002.

Certain statements in this quarterly report are forward looking and reflect the company's expectations regarding future results of operations, financial condition, and achievements. Such forward looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, and achievements of the company to be materially different from any future results, performance, and achievements expressed or implied by those forward looking statements. These factors are discussed in greater detail in the company's most recent Annual Information Form and Management's Discussion and Analysis set forth in the company's most recent Annual Report.

Consolidated Balance Sheets

As at July 31 (in thousands)
(Unaudited)

	2002	2001
ASSETS		
Current Assets		
Cash	$ 52,941	$ 779
Accounts receivable and prepaid expenses	277,228	114,881
Inventories	317,076	130,827
Future income taxes	41,132	10,111
	688,377	256,598
Capital Assets	695,367	291,137
Other Assets	122,688	55,547
Future Income Taxes	8,768	-
	$ 1,515,200	$ 603,282
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and other loans	$ 199,301	$ 59,983
Accounts payable and accrued expenses	357,554	109,126
Dividends payable	-	5,308
Current portion of long-term debt	62,463	14,075
	619,318	188,492
Long-term Debt	265,413	122,387
Other Long-term Liabilities	41,833	8,631
Future Income Taxes	42,790	49,621
Shareholders' Equity		
Share capital (Note 5)	460,365	159,232
Contributed surplus (Note 6)	336	-
Retained earnings	85,145	74,919
	545,846	234,151
	$ 1,515,200	$ 603,282

Consolidated Statements of Earnings and Retained Earnings

For the periods ended July 31 (in thousands, except per share amounts)
(Unaudited)

	Fourth Quarter		Twelve Months	
	2002	2001	2002	2001
SALES AND REVENUE FROM SERVICES	$ 1,295,136	$ 621,015	$ 3,525,972	$ 1,854,934
GROSS PROFIT AND REVENUE FROM SERVICES	186,262	80,337	403,485	222,860
Operating, general and administrative expenses	(93,625)	(43,385)	(300,935)	(158,088)
Earnings before interest, taxes, depreciation and amortization	92,637	36,952	102,550	64,772
Depreciation and amortization	(18,696)	(7,319)	(65,406)	(28,138)
Earnings before interest and taxes	73,941	29,633	37,144	36,634
Gains (losses) on disposal of assets	(315)	(550)	14,693	(699)
Interest and securitization expenses (Note 7)	(9,965)	(3,707)	(37,424)	(19,139)
Earnings before income taxes	63,661	25,376	14,413	16,796
Unusual items (Note 8)	(1,042)	(8,158)	(3,360)	(8,158)
Recovery of (provision for) income taxes:				
On unusual items	437	3,549	1,411	3,549
On earnings before unusual items	(23,824)	(9,677)	(2,238)	(441)
Income for the period	39,232	11,090	10,226	11,746
Retained earnings, beginning of period				
As previously reported	45,913	69,045	74,919	66,933
Accounting changes	-	-	-	1,498
As restated	45,913	69,045	74,919	68,431
Dividends	-	(5,215)	-	(5,215)
Premium on shares repurchased	-	(1)	-	(43)
Retained earnings, end of period	$ 85,145	$ 74,919	$ 85,145	$ 74,919
Earnings per share (Note 1)	$ 0.86	$ 0.64	$ 0.25	$ 0.63
Diluted earnings per share (Note 1)	$ 0.83	$ 0.61	$ 0.24	$ 0.62

Agricore United

Consolidated Statements of Cash Flows

For the periods ended July 31 (in thousands)	*Fourth Quarter*		*Twelve Months*	
(Unaudited)	**2002**	2001	**2002**	2001
CASH FLOWS FROM OPERATING ACTIVITES:				
Income for the period	$ **39,232**	$ 11,090	$ **10,226**	$ 11,746
Adjustments for:				
Depreciation and amortization	**18,696**	7,319	**65,406**	28,138
Other liabilities	**542**	(575)	**(7,116)**	(1,662)
Future income taxes & investment tax credits	**26,473**	(1,227)	**14,927**	(4,343)
Loss (earnings) from equity investments, net of dividends	**91**	(96)	**1,106**	(820)
Stock option compensation	**-**	-	**336**	-
Loss (gain) on disposal of assets	**315**	550	**(14,693)**	699
Loss from unusual items, net of tax	**-**	4,609	**-**	4,609
Cash flow provided by operations	**85,349**	21,670	**70,192**	38,367
Changes in non-cash working capital	**145,314**	35,631	**121,281**	9,940
	230,663	57,301	**191,473**	48,307
CASH FLOWS FROM INVESTING ACTIVITES:				
Business acquisitions (Note 4)	**(327)**	145	**(241,522)**	(11,342)
Capital asset expenditures	**(6,799)**	(2,718)	**(23,234)**	(18,316)
Proceeds from capital asset disposals	**19,893**	138	**37,604**	672
Other assets	**(10,903)**	(2,472)	**(10,695)**	(5,484)
	1,864	(4,907)	**(237,847)**	(34,470)
CASH FLOWS FROM FINANCING ACTIVITES:				
Decrease in bank and other loans	**(194,580)**	(66,692)	**(176,688)**	(6,369)
Increase (decrease) in long-term debt	**(10,004)**	257	**(51,671)**	(13,808)
Share capital issued (redeemed), net	**162**	14	**297,928**	(151)
Dividends	**-**	-	**(5,308)**	(5,315)
	(204,422)	(66,421)	**64,261**	(25,643)
CHANGE IN CASH POSITION	**28,105**	(14,027)	**17,887**	(11,806)
Cash at beginning of period	**24,836**	14,868	**779**	13,340
Cash assumed (Note 4)	**-**	(62)	**34,275**	(755)
CASH AT END OF PERIOD	$ **52,941**	$ 779	$ **52,941**	$ 779

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	$ **(9,651)**	$ (3,582)	$ **(38,320)**	$ (17,838)
Cash payments of taxes	$ **(3,861)**	$ (425)	$ **(5,509)**	$ (8,174)

1. Earnings Per Share

For the periods ended July 31	*Fourth Quarter*		*Twelve Months*	
(Unaudited)	**2002**	2001	**2002**	2001
Earnings per share before unusual items, net of tax	**$ 0.87**	$ 0.92	**$ 0.30**	$ 0.91
Unusual items per share, net of tax	**(0.01)**	(0.28)	**(0.05)**	(0.28)
Earnings per share	**$ 0.86**	$ 0.64	**$ 0.25**	$ 0.63
Diluted Earnings per share before unusual items, net of tax	**$ 0.85**	$ 0.86	**$ 0.29**	$ 0.89
Unusual items per share, net of tax	**(0.02)**	(0.25)	**(0.05)**	(0.27)
Diluted Earnings per share	**$ 0.83**	$ 0.61	**$ 0.24**	$ 0.62
Cash flow from operations per share	**$ 1.88**	$ 1.27	**$ 1.86**	$ 2.22

Earnings per share is derived by deducting annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period. The weighted average outstanding shares for the year-to-date was 37,096,759 (July 2001 – 16,818,462). The weighted average outstanding shares for the quarter was 45,278,202 (July 2001 – 16,805,749).

The calculation of diluted earnings per share is based upon the common shares outstanding during the period (as above), adjusted by the total of the additional common shares that would have been issued assuming exercise of all outstanding options and conversion of preferred shares to the extent that it is not anti-dilutive.

Cash flow provided by operations per share is derived by deducting annual dividends on preferred shares from cash flow provided by operations and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

2. Segment Information

For the periods ended July 31 (in thousands)	*Fourth Quarter*		*Twelve Months*	
(Unaudited)	**2002**	2001	**2002**	2001
GROSS PROFIT AND REVENUE FROM SERVICES				
Grain Handling	**$ 55,290**	$ 28,593	**$ 185,229**	$ 104,468
Crop Production Services	**115,375**	35,990	**149,882**	65,813
Livestock Services	**10,617**	13,339	**44,226**	41,518
Farm Business Communications	**1,562**	1,090	**10,953**	9,167
Financial Markets & Other Investments (Note 10)	**3,418**	1,325	**13,195**	1,894
	$ 186,262	$ 80,337	**$ 403,485**	$ 222,860
EARNINGS (LOSS) BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA				
Grain Handling	**$ 17,820**	$ 11,406	**$ 56,638**	$ 40,732
Crop Production Services	**81,995**	24,478	**62,637**	22,901
Livestock Services	**2,381**	4,571	**13,184**	14,851
Farm Business Communications	**(151)**	(160)	**1,916**	1,470
Financial Markets & Other Investments (Note 10)	**2,657**	1,325	**10,208**	1,894
Corporate (Note 10)	**(12,065)**	(4,668)	**(42,033)**	(17,076)
	$ 92,637	$ 36,952	**$ 102,550**	$ 64,772
OPERATING INCOME (LOSS)				
Grain Handling	**$ 8,334**	$ 8,132	**$ 24,888**	$ 27,866
Crop Production Services	**76,550**	21,865	**42,013**	13,415
Livestock Services	**1,517**	3,741	**9,999**	11,358
Farm Business Communications	**(198)**	(185)	**1,755**	1,360
Financial Markets & Other Investments (Note 10)	**2,146**	1,325	**8,148**	1,894
Corporate (Note 10)	**(14,408)**	(5,245)	**(49,659)**	(19,259)
	$ 73,941	$ 29,633	**$ 37,144**	$ 36,634

3. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended July 31, 2001.

4. Business Combinations

a) On November 1, 2001, UGG issued 20,492,395 Limited Voting Common Shares to the shareholders of Agricore Ltd. in exchange for 100% of their economic interest in the company to form Agricore United. The acquisition has been accounted for using the purchase method and the results of the operations of Agricore Ltd. are included in the consolidated financial statements from November 1, 2001 forward. The detail of the transaction is summarized as follows:

As at July 31, 2002 (in thousands)
(Unaudited)

Net assets acquired	
Cash assumed	$ 34,275
Receivables, inventories and capital assets	1,081,776
Intangible assets	33,736
Liabilities assumed	(908,592)
Net assets acquired at fair market value for share consideration	$ 241,195

The final allocation of the purchase price is dependent on certain ongoing valuations, which may result in changes in the assigned values.

b) In connection with the merger, the Company obtained credit facilities from three Canadian chartered banks, consisting of the following:
   i) a $250 million revolving credit facility at variable rates maturing July 31, 2002 and extended to October 31, 2002;
   ii) a $217.7 million non-revolving term credit facility to refinance bank term debt of UGG and Agricore Ltd. existing at the time of the merger; quarterly repayment terms of $5.65 million with the balance due on December 31, 2003; and
   iii) a $150 million bridge facility at variable rates, revolving credit terms; $50 million matured on May 31, 2002; $50 million matured June 15, 2002; and $50 million matured June 30, 2002.

c) On behalf of a wholly-owned subsidiary, the Company extended to November 30, 2002, a $50 million revolving variable rate credit facility with a Canadian chartered bank originally maturing July 31, 2002.

5. Share Capital

On December 11, 2001, the Company filed a short form prospectus in connection with an offering of 13,000,000 Limited Voting Common Shares at $8.00 per share. In connection with the offering, 6,290,641 Limited Voting Common Shares were sold by a selling shareholder, Agricore Assisted Sales Corporation, and 7,965,791 Limited Voting Common Shares were sold by the Company from treasury.

As at July 31, 2002 *(Unaudited)*	**2002**	2001
Issued and outstanding Limited Voting Common Shares	**45,278,229**	16,804,724
Securities convertible into common shares:		
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,158**	1,105,251
Stock Options	**750,350**	322,028
	47,133,737	18,232,003

6. Stock Based Compensation

For the period ended July 31, 2002, the Company recorded $336,035 in compensation expense and a related increase in Contributed Surplus regarding stock options issued since January 1, 2002.

The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002 of $4.23 per share, is estimated based on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions: dividend yield of 2.58 percent; expected volatility of 38%; risk-free interest rate of 5.8 percent and expected life of 10 years. The Options vest at a rate of 20% per year.

Options outstanding at July 31, 2002 have a range of exercise prices from $9.70 to $13.10 and a weighted average life of 7.2 years.

As at July 31, 2002 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the year	322,028	$ 11.56
Granted prior to January 1, 2002	19,000	10.30
Granted after January 1, 2002	409,322	9.70
Outstanding at end of period	750,350	$ 10.51
Exerciseable at end of period	381,162	$ 11.15

7. Securitization

The Company entered into a new securitization agreement with an independent trust in March 2002 and adopted the recommendations of CICA Accounting Guideline 12 (AcG-12) to account for the initial and subsequent sales of assets under the agreement.

Under this agreement, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board (CWB). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain

handling agreement entered into with the Canadian Wheat Board and retains servicing responsibilities in respect of the CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the Canadian Wheat Board upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At July 31, 2002, grain held for the account of the Canadian Wheat Board is reported net of securitized amounts of $84 million. The table below summarizes certain cash flows related to the transfer of receivables during the period that have been accounted for under the provisions of AcG-12:

As at July 31, 2002 (in millions) *(Unaudited)*		
Proceeds from new securitizations	$	82.0
Proceeds from collections reinvested		2.0

8. Unusual Items

In connection with the merger, which was effective November 1, 2001, the Company has undertaken a restructuring of the organization. For the 12 months ended July 31, 2002, expenses relating to this restructuring were $3.4 million ($1.9 million net of tax), comprised principally of severance costs.

9. Accounting Policy Changes

a) Earnings Per Share

Effective August 1, 2001, the Company changed its accounting policy and adopted the new CICA recommendations on Earnings Per Share. The new standard revises the calculation of earnings per share and diluted earnings per share (Note 1) and requires the presentation of these amounts on the face of the Consolidated Statement of Earnings and Retained Earnings. All prior period earnings per share information has been restated to conform to the new standard.

b) Business Combinations

Effective August 1, 2001, the Company changed its accounting policy and adopted the new CICA recommendations on Business Combinations. The new standard requires the use of the purchase method on all business combinations initiated on or after July 1, 2001 and accordingly, the acquisition of Agricore Ltd. has been accounted for on this basis. Goodwill and intangibles with an indefinite life will no longer be amortized.

c) Stock-based Compensation

Effective February 1, 2002, the Company changed its accounting policy and early-adopted the new CICA recommendations on accounting for stock-based compensation. The new standard applies to all awards granted to employees on or after the date of adoption and requires the fair value of the award at the time of granting to be recognized as a compensation expense over the vesting period with an offsetting amount being credited to contributed surplus. The financial statements for the period ended July 31, 2002 have been prepared on the new basis (Note 6).

10. Segment Information

Note 17 to the Company's audited Annual Financial Statements provides a description of each reportable business segment. In addition to these segments, Financial Markets and Other Investments includes the activities of Agricore United Financial and foreign exchange trading activities previously included in the Corporate and Other Segment, as well as the activities of other investments such as Agri-food processing.

11. Seasonality and Cyclicality

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the quarter ended July 31.

12. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended July 31	*Fourth Quarter*		*Twelve Months*	
Trading Activity*	**2002**	2001	**2002**	2001
Limited voting commons shares				
High	**$ 10.00**	$ 12.26	**$ 12.50**	$ 12.26
Low	**$ 7.01**	$ 8.60	**$ 7.01**	$ 8.52
Volume	**1,987,335**	360,762	**9,443,862**	1,550,480
Preferred shares				
High	**$ 14.00**	$ 14.00	**$ 14.75**	$ 14.30
Low	**$ 13.15**	$ 13.35	**$ 12.75**	$ 12.50
Volume	**24,587**	3,841	**161,832**	29,799

*On Toronto Stock Exchange

Operating Highlights

For the periods ended July 31 (in thousands of tonnes)	*Fourth Quarter*		*Twelve Months*	
(Unaudited)	**2002**	2001	**2002**	2001
Grain Shipments - country elevators	**2,076**	1,141	**8,221**	4,844
Terminal Handle	**1,545**	981	**4,930**	3,408

7. 2002 Fifth Quarter Interim Report of UGG for the quarter ended October 31, 2002

R E P O R T T O S H A R E H O L D E R S

Agricore United

FIFTH QUARTER
REPORT FOR THE FIFTEEN MONTHS ENDED OCTOBER 31, 2002

Q5 Highlights

- Cash expense reductions were $67.5 million for the 12 months ended October 31, 2002 (the period since the Merger) from Merger synergies, rationalization savings and general cost containment compared to pro forma cash expenses for the same period a year earlier. Cash expenses were $19.8 million lower for the quarter ended October 31, 2002 compared to pro forma cash expenses for the same period last year.
- Total cash expenses, including interest expense reductions, for the 12 months ended October 31, 2002 were $76 million lower ($22 million for the quarter) and total costs, after giving effect to lower depreciation and amortization expense, were $92.6 million lower for the same 12 month period ($26.8 million for the quarter).
- Grain handling margins per tonne improved but profitability suffered from industry-wide reductions in grain shipments of 24% for the 12 months ended October 31, 2002 due to the 2001 and 2002 droughts.
- Crop production sales and services profits declined for the quarter and 12 months ended October 31, 2002 due to the negative impact of the 2002 drought and unseasonably cold fall weather conditions on industry sales.
- Increased precipitation during the quarter ended October 31, 2002, improved moisture levels over most areas of the prairies affected by the 2002 drought.
- The Convertible Debentures (see "Subsequent Events") issued November 27, 2002 will reduce the Company's seasonal leverage ratio from 59% at October 31, 2002 to 53% on a pro forma basis and improve the Company's working capital ratio from 0.96 times at October 31, 2002 to 1.1 to 1.
- A loss of $33.8 million or $0.75 per share for the quarter ended October 31, 2002 contributed to a loss for the 12 months then ended of $17.5 million or $0.42 per share.
- Cash flow from operations for the 15 months ended October 31, 2002 was $22 million or $0.53 per share as a result of cash loss from operations for the quarter ended October 31, 2002 of $54.1 million or a loss of $1.20 per share.

On November 1, 2001, United Grain Growers Limited ("UGG") completed its merger (the "Merger") with Agricore Cooperative Ltd. ("Agricore") to form Agricore United (the "Company").

In June 2002, Agricore United announced a change in its financial year-end from July 31 to October 31. Accordingly, the Company's audited annual financial statements at October 31, 2002 will include the operating results for the 15 month period commencing August 1, 2001, and reflects the first full year of operations of the combined Company since the Merger. The comparative results for the 12 months ended July 31, 2001 represent UGG pre-Merger.

Certain pro forma financial information for the 12 months and three months ended October 31, 2001 (which give effect to the Merger as if it had occurred on August 1, 2000) and unaudited financial information for the 12 months and three months ended October 31, 2002 have been presented below in order to facilitate comparative analysis of the results.

Unless otherwise indicated, references to financial information for the 2002 year is to financial information for the Company for the 12-month period or three-month period ended October 31, 2002 and references to financial information for the 2001 year and the quarter ended October 31, 2001 is to financial information for the 12-month period or three-month period ended October 31, 2001, as applicable, calculated on a pro forma basis to give effect to the merger of UGG and Agricore as if it had occurred on August 1, 2000.

Summary Operating Information
($millions - unaudited)

	Quarter ended October 31				12 months ended October 31			
	Actual 2002[1]	Pro forma 2001[2]	Agricore 2001	Actual 2001[3]	**Actual 2002**[4]	Pro forma 2001[5]	Agricore 2001	Actual 2001[6]
Gross profit and revenue from services	**$ 56.6**	$ 93.4	55.8	$ 37.6	**$ 422.6**	$ 563.5	$ 342.0	$ 221.5
Operating, general & administrative expenses	**(81.4)**	(101.2)	(64.9)	(36.3)	**(346.2)**	(413.7)	(254.7)	(159.0)
EBITDA*	**(24.8)**	(7.8)	(9.1)	1.3	**76.4**	149.8	87.3	62.5
Depreciation & amortization	**(17.5)**	(22.3)	(14.7)	(7.6)	**(75.3)**	(91.9)	(62.8)	(29.1)
EBIT*	**(42.3)**	(30.1)	(23.8)	(6.3)	**1.1**	57.9	24.5	33.4
Gain (loss) on disposal of assets	**2.5**	2.4	2.4	-	**17.2**	2.2	2.9	(0.7)
Interest and securitization expenses	**(11.0)**	(13.3)	(9.5)	(3.8)	**(44.6)**	(53.1)	(36.1)	(17.0)
Earnings (loss) before unusual items & taxes	**(50.8)**	(41.0)	(30.9)	(10.1)	**(26.3)**	7.0	(8.7)	15.7
Unusual items	**(0.9)**	(0.5)	(0.5)	-	**(4.2)**	(44.7)	(36.6)	(8.1)
Recovery of income taxes:								
On unusual items	**0.1**	0.2	0.2	-	**1.5**	17.6	14.1	3.5
On earnings before income taxes	**17.8**	18.4	14.3	4.1	**11.5**	5.4	5.6	(0.2)
Net earnings (loss) for the period	**$ (33.8)**	$ (22.9)	$ (16.9)	$ (6.0)	**$ (17.5)**	$ (14.7)	$ (25.6)	$ 10.9

1. Actual 2002 for the Quarter represents the consolidated unaudited operating results for Agricore United for the three months ended October 31, 2002.
2. Pro forma 2001 for the Quarter gives effect to the Merger as if it had occurred on August 1, 2000 and accordingly, reflects operating results of both UGG and Agricore for the three months ended October 31, 2001.
3. Actual 2001 for the Quarter represents consolidated operating results for UGG only for the three months ended October 31, 2001.
4. Actual 2002 for the 12 months ended October 31, 2002 represents the unaudited consolidated operating results for Agricore United for the 12 months ended October 31, 2002. This is obtained by deducting from the operating results for Agricore United for the 15 months ended October 31, 2002, the unaudited operating results for UGG for the quarter ended October 31, 2001.
5. Pro forma 2001 for the 12 months ended October 31, 2001 gives effect to the Merger as if it had occurred on August 1, 2000 and, accordingly, reflects operating results of both UGG and Agricore for the twelve months ended October 31, 2001. See Footnote 6, below.
6. Actual 2001 for the 12 months ended October 31, 2001 consists of the unaudited operating results for UGG only for the nine months ended July 31, 2001 (obtained by deducting from the audited operating results for UGG for the 12 months ended July 31, 2001, the unaudited operating results for UGG for the quarter ended October 31, 2000) plus the unaudited operating results for UGG only for the quarter ended October 31, 2001.

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* *EBITDA and EBIT*

Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest, taxes and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliations of such measures and net income are provided in the Summary Operating Information above. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. EBITDA and EBIT do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.

Pro Forma Financial Information

Pro Forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred on August 1, 2000 and, accordingly reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. A reconciliation of certain pro forma financial information and actual financial results is provided in the Summary Operating Information above. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on August 1, 2000. Pro forma financial information does not have a standardized meaning prescribed by GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.

Merger Synergies and Rationalization Savings

The Company planned to make substantial operational and administrative efficiency gains as a result of the Merger, contributing positively to profitability at an increasing rate over the three-year period to July 31, 2004, when the full benefits of the Merger were expected to be realized. Sustainable cash synergies arising solely from the Merger were initially estimated at $47 million by July 31, 2004.

For the twelve months since the Merger ended October 31, 2002, cash operating expenses declined $67 million relative to pro forma expenses in the same period of the prior year. Excluding an increase in livestock services expenses of approximately $2 million arising from the purchase of the Unifeed Chilliwack mill on February 1, 2001, cost savings to October 31, 2002 were $69 million. In addition, interest expenses fell $8.5 million for the twelve months ended October 31, 2002 over the same period in the prior year on a pro forma basis and depreciation and amortization declined $16.6 million over the same period, for total cash savings of $78 million and total cost savings of $94 million over the 12 months since the Merger.

The Company completed the integration of the information technology platforms of UGG and Agricore in August 2002. While it has had little impact on the expense reductions realized to October 31, 2002, the Company expects to save a further $9 million per year commencing September 1, 2002 as a result of terminating various outsourcing contracts that were required to support the duplicate platform.

These cost savings arose from a combination of Merger synergies, savings from the rationalization of the Company's country operations in accordance with existing plans of the predecessor companies and general cost containment. The cost savings achieved so far do not include the annualized impact of synergies already achieved, additional synergies not yet realized or the ongoing consolidation of the Company's grain handling network (see "Outlook").

As of October 31, 2002, the Company employed the equivalent of 2,997 full-time staff, a reduction equivalent to 610 full-time staff (17%) since the Merger. Approximately $37 million of the $67 million reduction in cash operating expenses is attributable to reductions in payroll and related costs, including benefits.

Agricore United
Financial Information
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
(unaudited - $millions)

	Quarter ended October 31		12 months ended October 31	
	Actual 2002	Pro forma 2001	**Actual 2002**	Pro forma 2001
Gross profit and revenue from services				
Grain Handling	**$ 45.1**	$ 57.9	**$ 208.6**	$ 283.9
Crop Production Services	**(0.7)**	18.0	**148.5**	208.4
Livestock Services	**9.4**	12.2	**41.5**	45.4
Farm Business Communications	**1.8**	2.0	**11.2**	12.0
Financial Markets & Other Investments	**1.0**	3.3	**12.8**	13.8
Corporate	**-**	-	**-**	-
	$ 56.6	$ 93.4	**$ 422.6**	$ 563.5

See footnotes to the table under "Summary Operating Information" on page 2.

EBIT

Grain Handling and Merchandising operating, general and administrative (cash expenses) – declined $42.1 million or 22% in 2002 compared to 2001 as a result of Merger synergies and rationalization savings. An $11 million (23%) decline in depreciation & amortization expense, as a result of the revaluation of Agricore assets and the restructuring of the Company's grain handling network, increased total cost savings for the first year of the Merger to $53 million. Nevertheless, this significant improvement in operating cost efficiency was outweighed by the $75 million decline in gross profit associated with the industry-wide downturn in grain shipments. Consequently, EBIT fell by $22.1 million or 46% in 2002 from pro forma $48.5 million in 2001. The 26% decline in Grain Handling gross profit is consistent with the 28% decline in grain tonnes shipped in the most recent year, offset with improved margins per tonne earned over the 12 months ended October 31, 2002. The Company sustained its market share over the nine months post-Merger to July 31, 2002 at 38% and market share for the 12 months ended October 31, 2002 remained consistent at 37%. Average gross margin per tonne for the 12 months ended October 31, 2002 increased 2.1% over the same period last year.

Crop Production Services operating, general and administrative expenses declined $19.7 million or 15% to $109.6 million in 2002 compared to pro forma $129.3 million for the comparative period in 2001. Depreciation and amortization expenses of $23.4 million were $7.1 million or 23% lower than the pro forma $30.5 million incurred in 2001, increasing total cost savings for Crop Production Services to $26.8 million for the 12 months ended October 31, 2002. Gross profit for 2002 of $148.5 million declined $59.9 million (29%) over pro forma 2001 as a result of lower sales of fertilizer and crop protection products – declines consistent with industry wide experience in 2002. The reduction in gross profit also reflects unusually high profit margins realized on Fertilizer sales in 2001 – a year in which producers locked in Fertilizer sales early due to concerns over rising natural gas prices (a key component in Fertilizer manufacturing). Accordingly, EBIT for Crop Production Services fell by $33.1 million from pro forma $48.6 million in 2001 to $15.5 million in 2002.

Agricore United
Financial Information
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
(unaudited - $millions)

	Quarter ended October 31		12 months ended October 31	
	Actual 2002	Pro forma 2001	**Actual 2002**	Pro forma 2001
Operating, general & administrative expenses				
Grain Handling	**$ 30.8**	$ 45.9	**$ 145.1**	$ 187.2
Crop Production Services	**30.7**	31.6	**109.6**	129.3
Livestock Services	**7.7**	7.7	**31.1**	29.4
Farm Business Communications	**2.0**	2.0	**9.5**	9.8
Financial Markets & Other Investments	**-**	1.1	**3.0**	4.6
Corporate	**10.2**	12.9	**47.9**	53.4
	81.4	101.2	**346.2**	413.7
EBITDA				
Grain Handling	**14.3**	12.0	**63.5**	96.7
Crop Production Services	**(31.4)**	(13.6)	**38.9**	79.1
Livestock Services	**1.7**	4.5	**10.4**	16.0
Farm Business Communications	**(0.2)**	-	**1.7**	2.2
Financial Markets & Other Investments	**1.0**	2.2	**9.8**	9.2
Corporate	**(10.2)**	(12.9)	**(47.9)**	(53.4)
	$ (24.8)	$ (7.8)	**$ 76.4**	$ 149.8

See footnotes to the table under "Summary Operating Information" on page 2.

Livestock Services operating, general and administrative expenses increased $1.7 million or 6% in 2002 due to the impact of operating the Unifeed Chilliwack mill for the full 12 months ended October 31, 2002 (the mill was acquired in February 2001 and was only included in operations for nine of the 12 months ended October 31, 2001). The decline in gross profit in 2002 of $3.9 million added to the increase in operating costs, resulting in a decline in operating income of $5.4 million from $12.6 million in 2001 to $7.2 million in 2002. Lower commercial hog sales profitability due to the current cyclical downturn in hog prices was the principal reason for the gross profit reduction. Average feed margins per tonne in 2002 declined 5% over 2001 from about $46 to about $44. Excluded from EBIT and included in gains and losses on disposal of assets is a $2.8 million gain on the sale of Livestock Services' Unipork Genetics business in December 2001.

Farm Business Communications EBIT of $1.5 million was $579,000 lower for the 12 months ended October 31, 2002 than pro forma 2001 earnings of $2.1 million, with a reduction in cash expenses partially offsetting the decline in advertising and circulation revenues.

Financial Markets & Other Investments EBIT of $7.7 million for the 12 months ended October 31, 2002 increased $1.5 million over 2001 primarily due to increase revenues from Agricore United Financial. Agricore United Financial's revenue growth was achieved by extending to Agricore customers access to the programs previously established by UGG for financing the purchase of crop production inputs.

Agricore United
Financial Information
Incorporating Agricore Ltd. and United Grain Growers Limited Operating Results
(unaudited - $millions)

	Quarter ended October 31		12 months ended October 31	
	Actual 2002	Pro forma 2001	**Actual 2002**	Pro forma 2001
Operating Income (Loss)				
Grain Handling	**$ 5.6**	$ 0.4	**$ 26.4**	$ 48.5
Crop Production Services	**(37.2)**	(20.9)	**15.5**	48.6
Livestock Services	**1.0**	3.7	**7.2**	12.6
Farm Business Communications	**(0.3)**	-	**1.5**	2.1
Financial Markets & Other Investments	**1.0**	1.4	**7.7**	6.2
Corporate	**(12.4)**	(14.7)	**(57.2)**	(60.1)
	$ (42.3)	$ (30.1)	**$ 1.1**	$ 57.9

See footnotes to the table under "Summary Operating Information" on page 2.

Earnings Before Unusual Items and Income Taxes

With a decline in EBIT of $56.8 million offset by higher gains on disposals of capital assets of $14.5 million and lower interest and securitization expenses of $8.5 million, the loss before unusual items and taxes of $26.8 million in the 12 months to October 31, 2002 was $33.8 million lower than the pro forma earnings before unusual items and taxes of $7 million in 2001.

Unusual Items

The unusual, non-recurring items of $3.7 million ($2.4 million after-tax) recorded for the 12 months ended October 31, 2002 primarily represented UGG's portion of Merger costs. Merger costs associated with Agricore were accrued as part of the opening balance sheet provisions in accordance with the purchase method of accounting for business combinations.

Net Loss for the Year

The net loss of $17.5 million for the 12 months ended October 31, 2002, or a loss of $0.42 per share, was $2.8 million worse than the previous year's pro forma net loss of $14.7 million.

The net loss of $23.5 million for the 15 months ended October 31, 2002, or a loss of $0.64 per share, was $35 million worse than UGG's net earnings for the 12 months ended July 31, 2001 of $11.8 million or $0.63 per share.

As at October 31, 2002, the Company has tax loss carry-forwards of over $180 million, expiring between October 2005 and 2008 and therefore available to reduce income taxes otherwise payable in future years.

Liquidity and Capital Resources

Short-term Debt

The Company had Bank and Other Loans of $388.7 million outstanding at October 31, 2002, an increase of $328.7 million from the $60 million outstanding at July 31, 2001. Excluding the $316 million of loans assumed by the Company upon the Merger with Agricore, the remaining increase of $12.7 million largely reflects the extent to which increases in cash on deposit ($38 million), cash flow from operations ($22 million), less dividends paid ($4.6 million), modest decreases in working capital ($13 million), net proceeds of an equity issue ($57 million), and proceeds of disposition of assets ($42 million), exceeded capital expenditures ($31 million), other deferred asset expenditures ($17 million) and debt repayments ($88 million).

Cash Flow from Operations

Cash flow from operations decreased from $70 million for the 12 months ended July 31, 2002 to $22 million for the 15 months ended October 31, 2002. The after-tax loss for the quarter (excluding non-cash expenses) of $13 million, and a $38 million increase in future income taxes – as the expectation of recoveries of income taxes on the quarterly loss and those recoveries previously considered to be current, now extend beyond the next 12 months – contributed to the decline in cash flow from operations.

Working Capital

Accounts receivables and prepaid expenses decreased by $97 million to $212 million as of October 31, 2002 due to the expansion of Agricore United Financial to include customers of Agricore purchasing crop inputs and services. Non-Board inventories increased by $85 million as the value of non-Board grain inventories increased with higher underlying commodity values and due to higher carry-out levels of Fertilizer inventories as poor weather conditions in October truncated the fall Fertilizer sales season. Canadian Wheat Board ("CWB") grain inventories were $86 million lower as a result of the Company's expanding its securitization program in March 2002 to finance Agricore's CWB receivable. Accounts payable and accrued expenses decreased by $66 million. Excluding grain held on behalf of the CWB for which carrying charges are recovered, non-cash working capital increased by $72 million.

Capital Expenditures and Acquisitions

Capital expenditures for the three months and 15 months ended October 31, 2002 were $7.4 million and $30.6 million respectively, compared with $18 million for UGG for the 12 months ended July 31, 2001. The Company continued its current practice of containing sustaining capital spending – the expenditures of $31 million being fully offset by the proceeds of asset disposals of $42.4 million.

The Company acquired Agricore on November 1, 2001 for total share consideration of $241 million including debt assumed. The Company re-valued Agricore's assets and liabilities on November 1, 2001 in accordance with the purchase method of accounting for the business combination. In accounting for the $56 million excess of Agricore's book value over the value of shares issued as consideration, the Company wrote down the value of property, plant and equipment by $18 million; investments, other assets and intangibles by $32 million; current assets by $18 million, and made provisions of $65 million for costs & future liabilities arising from the Merger related to Agricore and after providing for expected future tax recoveries of $45 million, recorded goodwill arising from the transaction of $32 million.

The market capitalization of the Company's 45,285,919 issued and outstanding limited voting common shares was $217 million as at December 9, 2002 or $4.80 per share compared with the Company's book value of $10.94 per share at October 31, 2002.

Subsequent Event

Subsequent to October 31, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") on November 27, 2002, maturing November 30, 2007. The Debentures are convertible, at the option of the holder prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed under certain circumstances by the Company after November 30, 2005 for cash or by issuing freely tradable Limited Voting Common Shares. In accordance with Canadian generally accepted accounting principles, $69.4 million of the Debentures, net of issue costs estimated at $2.5 million, will be classified as Shareholders' Equity and $35.6 will be classified initially as Long-term Debt.

The Company's financial leverage ratio was 59% as at October 31, 2002, an increase over the July 31, 2002 ratio of 48%, which increase was driven by the short-term working capital increases noted above. The Company's financial leverage ratio as at the same date after giving effect to the Debentures would be 53%. The Company's working capital ratio as at October 31, 2002 of 0.95 times would improve to a ratio of 1.1 to 1 after giving effect to the issue of the Debentures.

Outlook

Industry grain shipments for the 12 months ended October 31, 2002 declined by 24% compared to a decline of 22% for the 12 months ended July 31, 2002. The Company's grain shipments are expected to closely mirror the industry shipping trends (thereby maintaining market share), given the Company's broad geographic market coverage. The Company's quarterly report for the period ended July 31, 2002, estimated, based on industry sources, the decline in grain exports as a result of the 2002 drought at a further 20% over 2000/2001 crop year levels which would reduce expected grain shipments in 2003 by 40% compared to 2001 shipments. Industry sources have subsequently lowered the estimates of grain exports for 2003 to 35% below 2002 levels which may reduce industry grain shipments in 2003 by as much as 50% from 2001 volumes. The Company estimates the impact of this reduced grain handling volume on EBIT for the industry as a whole will be significantly in excess of these percentages because of the high fixed cost nature of the grain handling business. The Company estimates a reduction in exports of grains and oilseeds of 35% over 2002 levels for the industry as a whole would reduce the Company's EBIT from grain handling and merchandising for 2003 by about $65 million, excluding any impact of continued operating cost reductions. A return to more normal weather conditions in 2003 would result in substantially improved grain production and increased grain tonnes available for shipping in 2004 – which would dramatically increase grain handling earnings prospects for the industry and the Company beyond 2003.

As reported in the Company's last quarterly report, the issues in dispute between the British Columbia Terminal Elevator Operators Association (the "BCTEOA"), of which the Company is a member, and the locked-out members of the Grain Workers Union (the "GWU") which have affected all Vancouver port terminal elevator facilities since August 2002, remain unresolved. The lock-out does not apply to the Company's three wholly-owned port terminals in Thunder Bay, Ontario, the port terminal in Prince Rupert, British Columbia nor does it affect the Company's ability to ship grain by rail to customers in the United States. The Prince Rupert terminal began loading vessels during the first week of September although its management and the GWU have sought a hearing before the Canadian Industrial Relations Board to resolve the right of locked-out Vancouver members of the GWU to picket at the Prince Rupert terminal. While the impact of the lock-out on the industry and on the Company remains uncertain, in particular given the reduced industry grain handling volume as a result of the 2002 drought, the lockout could adversely affect the Company's results of operations in the future if the lock-out continues for a significant period of time.

Increased precipitation for the quarter ended October 31, 2002, generally across the drought affected areas of the Prairies, reduced the impact of residual nutrients retained in the soil as a consequence of

the 2002 drought, which would otherwise have limited the recovery of industry fertilizer sales in the fall of 2002 and spring of 2003. However, the late harvest and unseasonably cold weather conditions in the fall curtailed fall Fertilizer sales. The lack of fall application and reduced nutrient levels may positively impact of 2003 Fertilizer sales, the bulk of which typically occur in the spring. A return to normal weather conditions through the spring of 2003 would be expected to lead to a recovery in crop protection product sales and related services that declined in 2002 due to the drought. Low crop production volumes around the world and unusually low levels of inventory "carry-out" continue to support higher prices for many commodities which may increase the proportion of seeded acres planted to oilseeds – in turn possibly increasing the sale of higher margin canola seed products in 2003.

The 2001 and 2002 droughts have also resulted in increased livestock feed ingredient prices in Canada, which has made it more costly to feed livestock in Western Canada than in the mid-western United States over the past two years. If this trend were to continue, the livestock finishing business in Western Canada may continue to suffer, which may negatively impact the Company's sales of and margins on livestock feed products. The Company's direct and indirect interests in commercial hog production have also suffered in recent months from the current downturn in cyclical hog prices. A trend towards improved hog prices, that typically follows these cyclical downturns, would mitigate the losses on commercial hog operations impacting the fiscal 2002 results.

On October 18, 2002, Agricore United announced that it had received a commitment from a syndicate of banks led by Bank of Nova Scotia in respect of a $500 million secured credit facility, consisting of a $350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in 2007. The revolving facility will be used to refinance the company's existing revolving credit facilities and for general corporate purposes. The term facility will be used to refinance the company's existing term debt. Agricore United has also received a separate commitment from a life insurance company in respect of a US$70 million 13-year secured term facility that will be used to refinance existing bank debt of the Company. All facilities will be secured by charges over all of the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets. Closing of each of the facilities is expected to occur in December and remains subject to satisfaction of certain conditions and settlement and execution of definitive documentation. Closing of each facility will be conditional on successful closing of the other. Upon closing, the Company's financial leverage ratio will remain unchanged and the Company's working capital ratio will improve.

Cash operating expenses (excluding interest expense and non-cash items such as interest and depreciation) for the twelve months since the Merger ended October 31, 2002 declined by $67 million compared to pro forma expenses in the same period last year. In August 2002, the Company announced the successful integration of its information technology systems onto a single platform resulting in expected annual cost savings of $9 million per year – of which approximately $8 million remains unrealized at October 31, 2002. Pro forma interest cost reduction of $8 million and an additional $17 million in non-cash depreciation expense reductions to the end of October 31, 2002 will result in significantly higher cost savings than the original $50 million forecast last November (to be realized by July 2003). Ongoing consolidation of the Company's grain handling network (reduced from 154 country elevators locations at the merger date to about 86 by January 31, 2003), annualization of synergies already achieved and additional synergies not yet realized from the Merger will further increase these cost savings in the coming months. Consequently, the Company expects to realize more than $100 million in cost reductions by July 31, 2003.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade & political uncertainty, competition, domestic regulation, environmental risks, utilization of farm inputs, labour disruptions, credit risk, foreign exchange risk and integration risks. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

(in thousands) *(Unaudited)*	As at October 31, 2002	As at July 31, 2001
ASSETS		
Current Assets		
Cash	$ 39,117	$ 779
Accounts receivable and prepaid expenses	212,454	114,881
Inventories	469,172	130,827
Future income taxes	14,247	10,111
	734,990	256,598
Property, Plant and Equipment	724,926	291,137
Other Assets	99,816	55,547
Future Income Taxes	24,242	-
	$ 1,583,974	$ 603,282
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank and other loans	$ 388,722	$ 59,983
Accounts payable and accrued expenses	344,939	109,126
Dividends payable	4,625	5,308
Current portion of long-term debt	30,614	14,075
	768,900	188,492
Long-term Debt	267,367	122,387
Other Long-term Liabilities	40,361	8,631
Future Income Taxes	-	49,621
Shareholders' Equity		
Share capital (Note 5)	460,352	159,232
Contributed surplus (Note 6)	336	-
Retained earnings	46,658	74,919
	507,346	234,151
	$ 1,583,974	$ 603,282

Consolidated Statements of Earnings and Retained Earnings

(in thousands, except per share amounts)

(Unaudited)	Fifth Quarter 2002	15 Months Ended October 31, 2002	12 Months Ended July 31, 2001
SALES AND REVENUE FROM SERVICES	$ 604,182	$ 4,130,154	$ 1,854,934
GROSS PROFIT AND REVENUE FROM SERVICES	56,708	460,193	222,860
Operating, general and administrative expenses	(81,485)	(382,420)	(158,088)
Earnings (loss) before the undernoted	(24,777)	77,773	64,772
Depreciation and amortization	(17,552)	(82,958)	(28,138)
	(42,329)	(5,185)	36,634
Gains (losses) on disposal of assets	2,528	17,221	(699)
Interest and securitization expenses (Note 7)	(10,984)	(48,408)	(19,139)
	(50,785)	(36,372)	16,796
Unusual items (Note 8)	(876)	(4,236)	(8,158)
Recovery of (provision for) income taxes:	-		
On unusual items	114	1,525	3,549
On earnings before unusual items	17,788	15,550	(441)
Income (loss) for the period	(33,759)	(23,533)	11,746
Retained earnings, beginning of period	85,145	74,919	68,431
Dividends	(4,728)	(4,728)	(5,215)
Premium on shares repurchased	-	-	(43)
Retained earnings, end of period	$ 46,658	$ 46,658	$ 74,919
Basic and diluted earnings per share (Note 1)	$ (0.75)	$ (0.64)	$ 0.63

Agricore United

Consolidated Statements of Cash Flows

For the periods ended July 31 (in thousands) *(Unaudited)*	Fifth Quarter 2002	15 Months Ended October 31, 2002	12 Months Ended July 31, 2001
CASH FLOWS FROM OPERATING ACTIVITES:			
Income (loss) for the period	$ (33,759)	$ (23,533)	$ 11,746
Adjustments for:	-		
Depreciation and amortization	17,552	82,958	28,138
Employee future benefits	2,551	1,343	(1,662)
Future income taxes & investment tax credits	(37,837)	(22,910)	(4,343)
Loss (earnings) from equity investments,	-		
net of dividends	(85)	1,021	(820)
Stock-based compensation	-	336	-
Loss (gain) on disposal of assets	(2,528)	(17,221)	699
Restructuring provision	-	-	4,609
Cash flow provided by operations	(54,106)	21,994	38,367
Changes in non-cash working capital	(107,676)	13,278	9,940
	(161,782)	35,272	48,307
CASH FLOWS FROM INVESTING ACTIVITES:			
Business acquisitions (Note 4)	-	(206,920)	(12,097)
Property, plant and equipment expenditures	(7,376)	(30,610)	(18,316)
Proceeds from asset disposals	4,748	42,352	672
Other assets	(4,876)	(9,071)	(4,984)
	(7,504)	(204,249)	(34,725)
CASH FLOWS FROM FINANCING ACTIVITES:			
Increase (decrease) in bank and other loans	189,421	12,733	(6,369)
Proceeds from long-term debt	12	7,177	-
Long-term debt repayments	(29,784)	(88,620)	(13,808)
Deferred financing expenditures	(2,653)	(9,153)	(500)
Other long-term liabilities	(1,521)	(7,429)	-
Share capital issued (redeemed), net	(13)	297,915	(151)
Dividends	-	(5,308)	(5,315)
	155,462	207,315	(26,143)
CHANGE IN CASH & CASH EQUIVALENTS	(13,824)	38,338	(12,561)
Cash & cash equivalentsat beginning of period	52,941	779	13,340
CASH & CASH EQUIVALENTS AT END OF PERIOD	$ 39,117	$ 39,117	$ 779

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments of interest	$ (7,946)	$ (46,266)	$ (17,838)
Cash payments of taxes	$ (1,565)	$ (7,074)	$ (8,174)

Earnings Per Share

(Unaudited)	Fifth Quarter 2002	15 Months Ended October 31, 2002	12 Months Ended July 31, 2001
Basic and diluted earnings (loss) per share	$ (0.75)	$ (0.64)	$ 0.63
Cash flow from operations per share	$ (1.20)	$ 0.53	$ 2.22

Earnings per share is derived by deducting annual dividends on preferred shares from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period. The weighted average outstanding shares for the 15 months ended October 31, 2002 was 38,744,000 (12 months ended July 31, 2001 – 16,818,000). The weighted average outstanding shares for the quarter was 45,281,000.

The calculation of diluted earnings per share is based upon the common shares outstanding during the period (as above), adjusted by the total of the additional common shares that would have been issued assuming exercise of all outstanding options and conversion of preferred shares to the extent that it is not anti-dilutive.

Cash flow provided by operations per share is derived by deducting annual dividends on preferred shares from cash flow provided by operations and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

2. Segment Information

(Unaudited)	Fifth Quarter 2002	15 Months Ended October 31, 2002	12 Months Ended July 31, 2001
GROSS PROFIT (LOSS) AND REVENUE FROM SERVICES			
Grain Handling	$ 45,116	$ 230,345	$ 104,468
Crop Production Services	(667)	149,215	65,813
Livestock Services	9,420	53,646	41,518
Farm Business Communications	1,820	12,773	9,167
Financial Markets & Other Investments (Note 10)	1,019	14,214	1,894
	$ 56,708	$ 460,193	$ 222,860
EARNINGS (LOSS) BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA			
Grain Handling	$ 14,312	$ 70,950	$ 40,732
Crop Production Services	(31,413)	31,224	22,901
Livestock Services	1,741	14,925	14,851
Farm Business Communications	(221)	1,695	1,470
Financial Markets & Other Investments (Note 10)	1,019	11,227	1,894
Corporate (Note 10)	(10,215)	(52,248)	(17,076)
	$ (24,777)	$ 77,773	$ 64,772
EARNINGS (LOSS) BEFORE INTEREST & TAXES			
Grain Handling	$ 5,554	$ 30,442	$ 27,866
Crop Production Services	(37,180)	4,833	13,415
Livestock Services	978	10,977	11,358
Farm Business Communications	(265)	1,490	1,360
Financial Markets & Other Investments (Note 10)	1,019	9,167	1,894
Corporate (Note 10)	(12,435)	(62,094)	(19,259)
	$ (42,329)	$ (5,185)	$ 36,634

3. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended July 31, 2001.

4. Business Combinations

a) On November 1, 2001, UGG issued 20,492,305 Limited Voting Common Shares to the shareholders of Agricore Ltd. in exchange for 100% of their economic interest in the company to form Agricore United. The acquisition has been accounted for using the purchase method and the results of the operations of Agricore Ltd. are included in the consolidated financial statements from November 1, 2001 forward. The following table summarizes the fair value of assets acquired and liabilities assumed:

As at October 31, 2002 (in thousands) *(Unaudited)*		
Net assets acquired		
Cash assumed	$	34,275
Receivables, inventories and capital assets		1,158,737
Goodwill and Intangible assets		24,319
Liabilities assumed		(976,136)
Total purchase price	$	241,195
Less cash assumed		(34,275)
Shares issued, net of cash assumed	$	206,920

5. Share Capital

On December 11, 2001, the Company filed a short form prospectus in connection with an offering of 13,000,000 Limited Voting Common Shares at $8.00 per share. In connection with the offering, 6,290,641 Limited Voting Common Shares were sold by a selling shareholder, Agricore Assisted Sales Corporation, and 7,965,791 Limited Voting Common Shares were sold by the Company from treasury.

The issued and outstanding common shares with securities convertible into common shares are as follows:

(Unaudited)	**As at October 31, 2002**	As at July 31, 2001
Issued and outstanding Limited Voting Common Shares	**45,281,561**	16,804,724
Securities convertible into common shares:		
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,158**	1,105,251
Stock Options	**614,336**	322,028
	47,001,055	18,232,003

6. Stock Based Compensation

For the period from January 1, 2002 to October 31, 2002, the Company recorded $336,000 in compensation expense and a related increase in Contributed Surplus regarding stock options issued under the terms of the Executive Stock Option Plan.

The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002 of $4.23 per share, is estimated based on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions: dividend yield of 2.58 percent; expected volatility of 38%; risk-free interest rate of 5.8 percent and expected life of 10 years. The Options vest at a rate of 20% per year.

Options outstanding at October 31, 2002 have a range of exercise prices from $9.70 to $13.10 and a weighted average life of 7.2 years.

As at October 31, 2002 *(Unaudited)*	Number of Options		Weighted Average Exercise Price
Outstanding at the beginning of the year	322,028	$	11.56
Granted prior to January 1, 2002	19,000		10.30
Granted after January 1, 2002	409,322		9.70
Forfeited	(44,729)		10.25
Expired	(91,285)		13.10
Outstanding at end of period	614,336	$	10.15
Exerciseable at end of period	294,756	$	10.61

7. Securitization

The Company entered into a new securitization agreement with an independent trust in March 2002 and adopted the recommendations of CICA Accounting Guideline 12 (AcG-12) to account for the initial and subsequent sales of assets under the agreement.

Under this agreement, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board (CWB). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the Canadian Wheat Board and retains servicing responsibilities in respect of the CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the Canadian Wheat Board upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At July 31, 2002, grain held for the account of the Canadian Wheat Board is reported net of securitized amounts of $70.3 million. The table below summarizes certain cash flows related to the transfer of receivables during the period that have been accounted for under the provisions of AcG–12:

As at October 31, 2002 (in thousands) *(Unaudited)*		
Proceeds from new securitizations	$	64,500
Proceeds from collections reinvested	$	5,845

8. Unusual Items

Unusual items represent transactions that do not typify normal business activities of the Company.
In connection with the merger, which was effective November 1, 2001, the Company has undertaken a restructuring of the organization. For the 15 months ended October 31, 2002, the acquirer's expenses relating to this restructuring were $4.2 million ($2.7 million net of tax), comprised principally of severance costs.

9. Accounting Policy Changes

a) Earnings Per Share

Effective August 1, 2001, the Company changed its accounting policy and adopted the new CICA recommendations on Earnings Per Share. The new standard revises the calculation of earnings per share and diluted earnings per share (Note 1) and requires the presentation of these amounts on the face of the Consolidated Statement of Earnings and Retained Earnings. All prior period earnings per share information has been restated to conform to the new standard.

b) Business Combinations

Effective August 1, 2001, the Company changed its accounting policy and adopted the new CICA recommendations on Business Combinations. The new standard requires the use of the purchase method on all business combinations initiated on or after July 1, 2001 and accordingly, the acquisition of Agricore Ltd. (Note 4) has been accounted for on this basis. Goodwill and intangibles with an indefinite life will no longer be amortized.

c) Stock-based Compensation

Effective August 1, 2001, the Company changed its accounting policy and early-adopted the new CICA recommendations on accounting for stock-based compensation for all options granted after the date of application, January 1, 2002. The new standard requires the fair value of the award at the time of granting to be recognized as a compensation expense over the vesting period with an offsetting amount being credited to contributed surplus. The financial statements for the period ended October 31, 2002 have been prepared on the new basis (Note 6).

10. Segment Information

Note 17 to the Company's audited Annual Financial Statements provides a description of each reportable business segment. In addition to these segments, Financial Markets and Other Investments includes the activities of Agricore United Financial and foreign exchange trading activities previously included in the Corporate and Other Segment, as well as the activities of other investments such as Agri-food processing.

11. Seasonality and Cyclicality

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the quarter ended July 31.

12. Subsequent Event

Subsequent to year-end, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") on November 27, 2002, maturing November 30, 2007. The Debentures are convertible, at the option of the holder, at any time on or prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (or 14 million Limited Voting Common Shares). In accordance with Canadian generally accepted accounting principles, $69.4 million of the Debentures will be classified as Shareholders' Equity and $35.6 million will be classified initially as Long-term Debt.

13. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended July 31 **Trading Activity***	Fifth Quarter 2002	15 Months Ended October 31, 2002	12 Months Ended July 31, 2001
Limited voting commons shares			
High	**$ 7.77**	**$ 12.50**	$ 12.26
Low	**$ 5.50**	**$ 5.50**	$ 8.52
Volume	**2,821,230**	**12,265,092**	1,550,480
Preferred shares			
High	**$ 13.79**	**$ 14.75**	$ 14.30
Low	**$ 13.00**	**$ 12.75**	$ 12.50
Volume	**8,167**	**169,999**	29,799

*On Toronto Stock Exchange

Operating Highlights

For the periods ended July 31 (in thousands of tonnes) (Unaudited)	Fifth Quarter 2002	15 Months Ended October 31, 2002	12 Months Ended July 31, 2001
Grain Shipments - country elevators	**1,792**	**10,013**	4,844
Terminal Handle	**714**	**5,644**	3,408

8. 2003 First Quarter Interim Report of UGG for the quarter ended January 31, 2003

REPORT TO SHAREHOLDERS

Agricore United

FIRST QUARTER
REPORT FOR THE THREE MONTHS ENDED JANUARY 31, 2003

Q1 Highlights

- **Improved Leverage and Liquidity** – The Company issued $105 million of convertible unsecured subordinated debentures in November 2002 and $109 million of additional long-term debt in December 2002 which was applied to reduce short-term debt resulting in improved liquidity (current ratio of 1.25) and an improved leverage ratio of 53% as at January 31, 2003.

- **Continuing Expense Reductions** – Operating, general & administrative expenses declined $17.6 million in the quarter ended January 31, 2003 compared to the same quarter in the prior year. Annualized expenses were $84.6 million lower compared to the 12 months immediately preceding the Merger on November 1, 2001 ("pre-Merger period").

- Including interest expense savings, total annualized expense reductions since the Merger were $93.1 million. After giving effect to lower depreciation and amortization expenses, total annualized costs were $111.9 million lower compared to the pre-Merger period ($19.6 million lower for the quarter ended January 31, 2003).

- **Improved Grain Handling Profitability on Reduced Grain Shipments** – Grain Handling margin per tonne improved in the quarter but earnings suffered from reduced industry, and accordingly Company, grain shipments as a consequence of the 2002 drought.

- **Higher Crop Inputs Sales and Gross Profit** – Crop Production Services sales increased 22% to $72 million compared to the same quarter last year and outstanding prepaid sales orders at January 31, 2003 increased 40% to $121 million compared to prepaid sales orders outstanding at January 31, 2002.

- **Lower Effective Tax Recovery Rate** – Current tax provisions on profitable subsidiaries at higher current rates suppressed future tax recoveries calculated at lower expected future tax rates, resulting in a lower effective tax recovery rate of 30% (excluding Large Corporation Capital Tax) for the quarter ended January 31, 2003, compared to 41% for the same quarter last year.

- A loss of $19.6 million or $0.45 per share for the quarter ended January 31, 2003 compared with a loss of $11.8 million or $0.29 per share for the quarter ended January 31, 2002.

Consolidated Financial Results

Synergies, Rationalization Savings & General Cost Containment

The Company's prospectus dated December 11, 2001 projected sustainable annual cost savings arising from the November 1, 2001 merger (the "Merger") of Agricore Ltd. ("Agricore") and United Grain Growers Limited ("UGG") of $47 million by July 31, 2004. In its quarterly report dated December 11, 2002 for the twelve months ended October 31, 2002, the first twelve month period following the Merger, the Company reported a decline in Operating, General & Administrative ("OG&A") expenses of $67.5 million relative to pro forma[1] expenses in the same period of the prior year and total expense reductions (including interest

[1] *Pro Forma financial information is provided to assist investors in comparing results between periods after giving effect to the Merger. In particular, results for UGG from comparable periods in fiscal 2001 have been adjusted to give effect to the Merger as if it had occurred on August 1, 2000 and, accordingly reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. A reconciliation of certain pro forma financial information and actual financial results is provided in the Summary Operating Information above. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on August 1, 2000. Pro forma financial information does not have a standardized meaning prescribed by GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.*

expense) of $76 million. Including depreciation and amortization expenses, total costs declined $92.6 million for the 12 months ended October 31, 2002.

In the quarter ended January 31, 2003, the Company's OG&A expenses declined a further $17.6 million over the same quarter in the prior year due to the annualized impact of Merger savings already realized, ongoing rationalization of the Company's Country Operations and general cost containment. Therefore, annualized OG&A expense reductions since the Merger were $84.6 million compared to the pre-Merger period. Some of the cost savings realized in the current quarter were temporary, arising from further expense reductions relating solely to lower activity resulting from the effects of the 2002 drought. Depreciation and amortization expenses due to the closure and writedown of fixed assets, offset by higher amortization of deferred financing expenses, declined by $2.2 million for the quarter ended January 31, 2003. Accordingly, total cost reductions for the quarter were $19.6 million and total annualized cost reductions (including OG&A, interest expense savings, depreciation and amortization) since the Merger were $111.9 million.

Reductions in total payroll costs for the quarter accounted for over 65% of the total OG&A expense decline. As at January 31, 2003, the Company employed 158 fewer staff (a reduction of 5%) relative to October 31, 2002 and 758 fewer staff (a reduction of 21%) compared to the pre-Merger period based on a weighted average of equivalent full-time employees.

Quarterly reductions in non-payroll costs reflect the cost savings associated with the recent integration of the Company's two predecessor information technology platforms accomplished in August 2002 as well as ongoing savings from the rationalization of the Company's Country Operations. The Company operated 92 grain locations at January 31, 2003, compared with 154 locations at the time of the Merger. However, the Company currently has 83 locations awaiting demolition or sale, following which the residual operating cost associated with these locations will also be eliminated.

Gross Profit and Net Revenue from Services

Gross profit and net revenue from services for the quarter ended January 31, 2003 declined $24 million compared to the same quarter last year, largely attributable to the effects of the 2002 drought on Grain Handling.

Grain Handling gross margin per tonne increased from $20.35 per tonne for the quarter ended January 31, 2002 to $25.68 per tonne for the current quarter ($22.50 per tonne or an increase of 10.6% after excluding a supplementary grain volume insurance payment received in respect of the 2002 drought). Industry grain shipments declined 44% in the quarter compared to the same period last year as a result of the 2002 drought. The Company's market share for the quarter remained consistent with its average market share for the 12 months ended October 31, 2002, although about 4% lower than its market share in the same quarter last year. Grain Handling gross profit therefore declined by $23 million compared to the same quarter last year due to the reduction in industry-wide shipping (resulting from the 2002 drought) with increased margins per tonne more than offsetting the impact of lower market share.

Crop Production Services ("CPS") sales increased $13.1 million (or 22%) for the current quarter to $72 million and gross profit for the current quarter increased $1.7 million (or 9%) over the quarter ended January 31, 2002. The Company does not record sales until product is delivered to customers or services are rendered. Outstanding prepaid sales orders (not yet recorded as revenue) increased $34.5 million to $121 million at January 31, 2003 compared to outstanding sales orders at January 31, 2002. Accordingly, when combined with recorded sales, total sales and sales orders increased $47.6 million or 33% over the prior year.

Livestock Services gross profit and revenue from services increased modestly to $11.3 million for the current quarter. Gross profit of $10.3 million was earned from the sale of 234,000 tonnes of manufactured feed compared to $10.4 million gross profit on 240,000 tonnes for the same quarter last year – slightly lower tonnes being offset by higher gross margin per tonne. Most of the improvement in total gross profit and revenue from services is attributed to strengthening hog prices and the consequent positive impact on the Company's livestock sales, particularly its investment in The Puratone Corporation, the second largest hog

producer in Manitoba. As indicated in the Company's annual report for the 15 months ended October 31, 2002, improved hog prices typically follow any cyclical downturn such as that recently experienced in the industry.

Farm Business Communications revenue from services is largely unchanged from the same quarter last year. The decline in Financial Markets and Other Investments gross profit of $3 million principally reflects the disposal of the Company's investment in CanAmera Foods in May 2002.

EBIT [2]

Grain Handling OG&A expenses declined $10.2 million or 25% for the quarter (a reduction of 7% in the 12 months ended January 31, 2003 compared to the 12 months ended October 31, 2002) as a result of Merger synergies, rationalization savings and general cost containment. Following settlement of a labour dispute in mid-December 2002, quarterly OG&A expenses also reflect a partial reinstatement of temporary cost reductions associated with the industry lockout of Vancouver terminal employees and shutdown of the Vancouver port terminal operations. Depreciation and amortization expenses declined $790,000 over the 2002 quarter to $8.9 million. However, the $11 million reduction in Grain Handling expenses was overshadowed by the impact of the $23 million gross profit reduction – the 2002 drought having lowered production tonnes available for shipping by the industry this year. Accordingly, EBIT declined $12 million from $10.4 million for the quarter ended January 31, 2002 to a loss of $1.6 million for the quarter ended January 31, 2003.

Crop Production Services cash expenses declined $1.6 million or 6.2% to $24 million for the quarter ended January 31, 2003 compared to the same quarter last year. Depreciation and amortization expenses declined $823,000 in the current quarter compared to January 31, 2002. EBIT therefore improved $4.1 million from a loss of $13.4 million for the quarter ended January 31, 2002 to a loss of $9.3 million for the quarter ended January 31, 2003.

Livestock Services cash expenses declined modestly to $7.1 million for the current quarter as a result of general cost containment while depreciation and amortization remained substantively unchanged. As a result, EBIT improved $756,000 to $3.4 million for the current quarter compared to $2.6 million for the same quarter last year.

Farm Business Communications EBIT increased by $150,000 entirely due to lower operating, general and administrative expenses. Financial Markets and Other Investments operating, general and administrative expenses declined $1.1 million and depreciation and amortization declined $772,000 reflecting the sale of CanAmera Foods in May 2002. Coupled with the decline in gross profit and revenue from services, Financial Markets and Other Investment EBIT for the current quarter declined by $1.1 million over the same quarter last year.

Corporate expenses declined $3.9 million in the current quarter compared to the same quarter last year representing cost savings from the consolidation of the information technology platforms in August 2002 as well as a reduction in payroll costs of $1.9 million.

---

[2] *EBITDA and EBIT - Earnings before interest & securitization expenses, taxes, depreciation and amortization, gains or losses on asset disposals and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest & securitization expenses, taxes and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. Reconciliations of such measures and net income (loss) are provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. EBITDA and EBIT do not have any standardized meanings prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.*

Gain on Disposal of Assets

The gain on disposal of assets in the current quarter reflects an excess of insurance proceeds over the net book value of a country grain elevator destroyed by fire. The gain on disposal of assets in the prior year included a $2.8 million gain on the sale of the Company's Unipork Genetics business.

Income Taxes

The Company's effective tax recovery rate for the quarter of about 30% (excluding Large Corporation Capital Tax) is lower than the effective tax recovery rate of 41% for the same quarter ended January 31, 2002. The lower weighted average tax recovery rate in the current quarter, calculated in accordance with generally accepted accounting principles, reflects current taxes on profitable subsidiaries calculated at higher current tax rates offsetting future income taxes recoverable calculated at lower expected future tax rates.

As at January 31, 2003, the Company had tax loss carry-forwards of over $200 million, expiring between October 2005 and 2010 and therefore available to reduce cash income taxes otherwise payable in future years.

Net Loss for the Period

Interest expense for the quarter was consistent with the same quarter last year. Accordingly, the net loss of $19.6 million for the quarter and year-to-date ended January 31, 2003, or a loss of $0.45 per share, was $7.8 million worse than the previous year's quarterly net loss of $11.8 million or $0.29 per share.

Liquidity and Capital Resources

Short-term Debt

The Company had $200 million of Bank and Other Loans outstanding at January 31, 2003, a decrease of $207 million over January 31, 2002, with $113 million of uncommitted short-term borrowing capacity available to it at January 31, 2003. A similar decline in short-term borrowings of $189 million compared to October 31, 2002 reflects the extent to which proceeds from $105 million of convertible debentures issued in November 2002 and additional long-term debt of $109 million issued in December 2002 exceeded long-term debt repayments ($8.2 million), dividends paid ($4.7 million) and financing expenses of $1.8 million.

Cash Flow provided by Operations

A net cash outflow from operations of $15.4 million was incurred in the quarter ended January 31, 2003 compared with cash flow from operations for the same quarter last year of $647,000. In addition to the $7.9 million increase in the pre-tax net loss for the period, an $8.5 million decline in current cash taxes recoverable contributed most of the $16 million deterioration in cash flow from operations for the quarter over the prior year.

Working Capital

Liquidity improved significantly from working capital of $35 million (a current ratio of 1.04 to 1.00) at January 31, 2002 to working capital of $155 million at January 31, 2003 (a current ratio of 1.25 to 1.00). Non-cash working capital changes since October 31, 2002 increased cash flows from operating activities by $21 million due to higher accounts payable of $84 million offset by lower unpresented cheques net of Canadian Wheat Board ("CWB") deposits of $38 million, higher inventories of $19 million and higher accounts receivable and prepaid expenses of $6 million. The modest increase in inventories since October 31, 2002 is comprised of higher Chemical and Fertilizer stocks offset by declines in grain inventories of $14 million and other merchandise of $7 million. Non-CWB grain inventories were $46 million higher at January 31, 2003 compared to January 31, 2002, driven largely by higher commodity prices. Compared to January 31, 2002, Chemical inventory increased $41 million (due to higher inventory carry-out levels following the 2002

drought) and Fertilizer inventory increased $31 million (primarily due to increased fertilizer prices) and seed and other merchandise inventory decreased $28 million. Accounts receivable at January 31, 2003 were $220 million lower than January 31, 2002 due in part to the financing of crop inputs receivables through Agricore United Financial. In addition, amounts due from the CWB declined $67 million due to securitization of these receivables in March 2002.

Capital Expenditures and Acquisitions

Capital expenditures for the three months ended January 31, 2003 of $4.6 million were fully funded by cash flows from operating activities and reflect both a lower level of sustaining capital expenditures required following the Company's recent infrastructure renewal program as well as general containment of capital spending.

Leverage

Proceeds from the issue of $105 million of convertible debentures in November 2002 improved the Company's covenanted leverage ratio to 53% at January 31, 2003 compared to 60% at January 31, 2002 and 59% at October 31, 2002. The proceeds of the new long-term debt issued to John Hancock Life Insurance Company in December 2002 was used to repay short-term debt and therefore did not impact the Company's overall leverage ratio.

Market Capitalization

The market capitalization of the Company's 45,293,510 issued and outstanding limited voting common shares (61,007,785 common shares including convertible securities) was $178.5 million as at March 24, 2003 or $3.95 per share compared with the Company's book value of $10.50 per share at January 31, 2003.

Outlook

Industry grain shipments declined by 44% for the quarter ended January 31, 2003 compared to the same quarter last year. The Company's market share for the quarter remained consistent with its market share for the 12 months ended October 31, 2002 (which declined 2% compared to the 12 months ended July 31, 2002) and is generally expected to remain stable relative to industry performance given the Company's broad geographic coverage. Based on the drought in the 2002 crop year and available industry data, the Company expects industry shipping during the crop year ending July 31, 2003 to be 35% lower than the 2002 crop year and 50% lower than the 2001 crop year. Higher soil moisture levels across Saskatchewan and southern Alberta at October 31, 2002 compared to October 31, 2001; above average precipitation in southern Alberta and south-western Saskatchewan (from September 1, 2002 to March 25, 2003); and typically higher precipitation levels in central Alberta, south-eastern Saskatchewan and Manitoba between April and July relative to the rest of Western Canada (based on 20 years of historical data) are positive indicators of a potential recovery in the 2003 growing season. A return to more normal growing conditions in 2003 would result in substantially improved grain production and increased grain tonnes available for shipping in fiscal 2004 for the industry and the Company.

Prepaid sales orders at January 31, 2003 increased by $35 million or 40% over January 31, 2002, primarily for Seed and Fertilizer. In addition to the potential for improved Fertilizer and Seed sales as evidenced by increased prepaid sales orders, a return to normal weather conditions through the spring of 2003 may lead to a recovery in crop protection product sales and related services that declined in 2002 due to the drought. Low levels of inventory "carry-out" around the world continue to support higher prices for many commodities which may increase the proportion of seeded acres planted to oilseeds and in turn the sale of higher margin canola seed and related crop nutrient and crop protection products in 2003. The Company has recently shifted its focus from seed research and development to retail seed distribution. While the Company continues to access leading seed technology through its distribution arrangements with prominent breeding companies, the change in focus will result in lower seed margins compared to prior years offset by lower operating expenses and reduced exposure to the risks associated with varietal seed research.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, utilization of farm inputs, labour disruptions, credit risk, foreign exchange risk and integration risks. For a more detailed discussion of these risks and their potential impact, see the Company's 2002 AIF and its MD&A included on pages 18 to 30 of its 2002 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

As at January 31 (in thousands) *(Unaudited)*	**2003**	2002	October 31, 2002
ASSETS			
Current Assets			
Cash & cash equivalents	**$ 47,364**	$ 46,030	$ 39,117
Accounts receivable (Note 5)	**206,031**	426,078	200,109
Inventories	**487,815**	398,020	469,172
Prepaid expenses	**12,734**	25,068	12,345
Future income taxes	**10,846**	37,031	14,247
	764,790	932,227	734,990
Property, Plant and Equipment	**713,707**	738,613	724,926
Other Assets	**60,016**	66,555	56,898
Goodwill and Intangible Assets	**42,686**	44,710	42,918
Future Income Taxes	**41,184**	9,621	24,242
	$ 1,622,383	$ 1,791,726	$ 1,583,974
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans	**$ 199,693**	$ 407,407	$ 388,722
Accounts payable and accrued expenses	**387,660**	427,794	344,939
Dividends payable	**-**	-	4,625
Current portion of long-term debt	**20,058**	61,638	30,614
Future income taxes	**2,437**	-	-
	609,848	896,839	768,900
Long-term Debt (Note 6)	**378,731**	310,980	267,367
Debt Component of Convertible Debentures (Note 7)	**34,693**	-	-
Other Long-term Liabilities (Note 10)	**41,622**	41,040	40,361
Future Income Taxes	**-**	25,836	-
Shareholders' Equity			
Share capital (Note 8)	**460,378**	459,963	460,352
Equity component of convertible debentures (Note 7)	**70,363**	-	-
Contributed surplus	**336**	-	336
Retained earnings	**26,412**	57,068	46,658
	557,489	517,031	507,346
	$ 1,622,383	$ 1,791,726	$ 1,583,974

Consolidated Statements of Earnings and Retained Earnings

For the periods ended January 31 (in thousands, except per share amounts) *(Unaudited)*	*Three Months* **2003**	2002
Sales and Revenue from Services (Note 4)	**$ 734,278**	$ 974,518
Gross profit and net revenue from services (Note 4)	**75,417**	99,424
Operating, general and administrative expenses	**(73,043)**	(90,638)
Earnings before the undernoted (Note 4)	**2,374**	8,786
Depreciation and amortization	**(18,031)**	(20,251)
	(15,657)	(11,465)
Gain on disposal of assets	**970**	4,446
Interest and securitization expenses	**(11,935)**	(11,698)
	(26,622)	(18,717)
Recovery of income taxes	**7,002**	6,883
Loss for the period	**(19,620)**	(11,834)
Retained earnings, beginning of period	**46,658**	68,902
Increase in equity component of convertible debentures (Note 7)	**(626)**	-
Retained earnings, end of period	**$ 26,412**	$ 57,068
Basic & diluted loss per share (Note 1)	**$ (0.45)**	$ (0.29)

Consolidated Statements of Cash Flows

For the periods ended January 31 (in thousands) *(Unaudited)*	Three Months 2003	2002
CASH FLOWS FROM OPERATING ACTIVITES:		
Loss for the period	$ **(19,620)**	$ (11,834)
Adjustments for:		
Depreciation and amortization	**18,031**	20,251
Employee future benefits	**(1,145)**	(1,404)
Future income taxes & investment tax credits,	**(10,752)**	(2,128)
Equity loss (earnings) from investments, net of dividends	**(1,645)**	523
Convertible debenture interest	**653**	-
Gain on disposal of assets	**(970)**	(4,761)
Cash flow provided by (used in) operations	**(15,448)**	647
Changes in non-cash working capital	**20,639**	(66,287)
	5,191	(65,640)
CASH FLOWS FROM INVESTING ACTIVITES:		
Business acquisitions	**-**	34,275
Property, plant and equipment expenditures	**(4,641)**	(5,192)
Proceeds from asset disposals	**394**	808
Decrease (increase) in other assets	**(2,021)**	16,325
	(6,268)	46,216
CASH FLOWS FROM FINANCING ACTIVITES:		
Increase (decrease) in bank and other loans	**(189,029)**	11,946
Proceeds from long-term debt	**109,000**	15,447
Long-term debt repayments	**(8,192)**	(10,677)
Proceeds from convertible debentures	**105,000**	-
Deferred financing expenditures	**(1,837)**	(6,825)
Decrease in other liabilities	**(916)**	(1,294)
Share capital issued	**26**	64,129
Share issue costs	**-**	(7,272)
Dividends	**(4,728)**	-
	9,324	65,454
CHANGE IN CASH & CASH EQUIVALENTS	**8,247**	46,030
Cash & cash equivalents at beginning of period	**39,117**	-
CASH & CASH EQUIVALENTS AT END OF PERIOD	$ **47,364**	$ 46,030

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payment of interest	$ **(10,034)**	$ (14,224)
Cash recovery (payment) of taxes	$ **(2,744)**	$ 2,691

SUPPLEMENTARY DISCLOSURE OF NON-CASH ITEMS		
Business acquisitions	$ **-**	$ 206,918
Share capital issued	$ **-**	$ 241,193

1. Earnings Per Share

For the periods ended January 31	Three Months	
(Unaudited)	**2003**	2002
Basic & diluted loss per share	**$ (0.45)**	$ (0.29)

Earnings per share is derived by deducting annual dividends on preferred shares and interest on convertible debentures from earnings for the period and dividing this total by the weighted average of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares and executive stock options) were not included in the calculation of diluted earnings per share in 2003 and 2002 as the result would be either anti-dilutive or, in the case of executive stock options, the exercise price exceeds the average trading value of the shares.

Three months ended January 31		**2003**			2002	
(in thousands, except per share amounts - unaudited)	**Loss**	**Shares**	**Per Share**	Loss	Shares	Per Share
Net loss for the period	**$ (19,620)**			$ (11,834)		
Less:						
Preferred share dividend	**(276)**			(276)		
Interest on equity portion of convertible debentures	**(626)**			-		
Basic & diluted loss per share	**$ (20,522)**	**45,286**	**$ (0.45)**	$ (12,110)	41,293	$ (0.29)

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the annual financial statements except as described in Note 11 with respect to goodwill and other intangible assets. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the fifteen months ended October 31, 2002.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the three months ended January 31, 2003 (in thousands)
(Unaudited)

	Sales & revenue from services	Inter-segment sales	Gross profit & net revenue from services	EBITDA	EBIT
Grain Handling	$ 595,742	$ (11,481)	$ 37,986	$ 7,290	$ (1,602)
Crop Production Services	71,966	(28)	20,547	(3,467)	(9,260)
Livestock Services	72,263	-	11,278	4,159	3,394
Farm Business Communications	2,749	-	2,539	440	400
Financial Markets & Other Investments	3,067	-	3,067	3,067	3,067
Corporate	-	-	-	(9,115)	(11,656)
	745,787	(11,509)	75,417	2,374	(15,657)
Less: intersegment revenues	(11,509)	11,509			
	$ 734,278	$ -	$ 75,417	$ 2,374	$ (15,657)

For the three months ended January 31, 2002 (in thousands)
(Unaudited)

	Sales & revenue from services	Inter-segment sales	Gross profit & net revenue from services	EBITDA	EBIT
Grain Handling	$ 846,761	$ (6,838)	$ 60,997	$ 20,112	$ 10,430
Crop Production Services	58,874	-	18,828	(6,796)	(13,412)
Livestock Services	66,850	-	10,937	3,401	2,638
Farm Business Communications	2,775	-	2,567	292	250
Financial Markets & Other Investments	6,096	-	6,095	4,954	4,182
Corporate	-	-	-	(13,177)	(15,553)
	981,356	(6,838)	99,424	8,786	(11,465)
Less: intersegment revenues	(6,838)	6,838			
	$ 974,518	$ -	$ 99,424	$ 8,786	$ (11,465)

5. Securitization

Under a securitization agreement with an independent trust, the Company can sell up to $175 million of an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the Canadian Wheat Board ("CWB"). The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The co-owners have limited recourse to the Company's future grain handling receipts, and no recourse to the Company's other assets. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of the CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined that the fair value measurement of this asset to be the same as its carrying value and has concluded that any

sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At January 31, 2003, grain held for the account of the CWB is reported net of securitized amounts of $81.1 million. The table below summarizes certain cash flows related to the transfer of receivables during the period that have been accounted for under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 12:

As at January 31, 2003 (in thousands) *(Unaudited)*	
Proceeds from new securitizations	$ 69,000
Proceeds from collections reinvested	$ 12,100

6. Debt

On December 13, 2002, the Company obtained the following debt facilities secured by charges over all the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets:

a) a $500 million secured credit facility with a syndicate of banks, consisting of:

   i) a $350 million revolving facility maturing February 28, 2004, at Bankers' Acceptance rates plus between 1% and 3% subject to the Company's fixed charge ratio. The new revolving facility replaced the Company's $250 million revolving credit facility and XCAN Grain Ltd.'s (a wholly-owned subsidiary) $50 million revolving credit facility,

   ii) a $150 million secured term facility at a fixed rate of 6.65%, repayable in quarterly instalments of $3 million between February 2003 and August 2004 and quarterly instalments of $5.75 million between November 2004 and August 2007 with the balance due on November 30, 2007. This new term facility was used to refinance the Company's existing non-revolving bank term debt of $150 million;

b) a $109 million secured term facility with U.S. based John Hancock Life Insurance Company at a fixed rate of 9.67% and repayable in monthly instalments of $454,000 between February 2004 and January 2009 and $973,000 per month from February 2009 to January 2016. Proceeds of this facility were used to repay an outstanding $100 million temporary bridge facility.

7. Convertible Debentures

On November 27, 2002, the Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") maturing November 30, 2007 with interest payable semi-annually on May 31 and November 30. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005 and prior to December 1, 2006, the Debentures may be redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted average trading price of the Limited Voting Common Shares on the Toronto Stock Exchange for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing freely tradeable Limited Voting Common Shares to the holders of the Debentures.

The Debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted to non-convertible debt at the time the Debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the Debentures is classified as equity. The equity component of the Debentures is increased over the term to the full face value by charges to retained earnings.

8. Share Capital

The issued and outstanding common shares with securities convertible into common shares are as follows:

As at January 31 *(Unaudited)*	**2003**	2002
Issued and outstanding Limited Voting Common Shares	**45,285,920**	45,270,289
Securities convertible into limited voting common shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	-
Series "A" Convertible Preferred Shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,105,157**	1,105,175
Stock Options	**609,119**	341,028
	61,000,196	46,716,492

Options outstanding at January 31, 2003 have a range of exercise prices from $9.70 to $11.50 and a weighted average life of 7.66 years.

For the three months ended January 31, 2003 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	614,336	$ 10.15
Forfeited	(5,217)	9.70
Outstanding at end of period	609,119	$ 10.15
Exerciseable at end of period	293,713	$ 10.61

9. Guarantees

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent producers. These guarantees total approximately $5.1 million as at January 31, 2003 (October 31, 2002 - $3.3 million), reduce as the underlying loans are repaid, and expire between 2006 and 2014.

10. Employee Future Benefits

The Company maintains a benefit plan, including extended health coverage and life insurance, for its retirees. In December 2002, the Company altered the plan composition for employees retiring after January 1, 2004. As a result of this change, a curtailment gain of $1.3 million was recorded against benefit expense during the first quarter.

11. Accounting Policy Changes

Effective November 1, 2002, the Company adopted the new Standards recommendation of the CICA with respect to goodwill and other intangible assets, which is effective for fiscal years beginning on or after January 1, 2002. The new standard no longer permits the amortization of goodwill and other intangible assets but requires a fair value impairment test to be performed annually. The impact of no longer recording this amortization will not have a material impact on the financial statements. The final allocation of intangible assets between goodwill, finite and indefinite life intangibles, arising from the acquisition of Agricore Cooperative Ltd., is dependent on certain ongoing valuations. The Company has not yet completed step one of the goodwill impairment test and, in accordance with the CICA recommendations, this will be completed by the second quarter.

12. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended January 31	*Three Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2003**	2002
Limited voting commons shares *(Symbol: AU)*		
High	**$ 6.30**	$ 12.05
Low	**$ 4.65**	$ 8.00
Volume	**2,192,118**	3,429,375
Preferred shares *(Symbol: AU.PR.A)*		
High	**$ 13.50**	$ 14.75
Low	**$ 12.75**	$ 12.75
Volume	**13,482**	123,679
Convertible Debentures *(Symbol: AU.DB)*		
High (per $100 principal)	**$ 100.25**	na
Low (per $100 principal)	**$ 95.00**	na
Volume	**$ 11,767,000**	na
Book value per share	**$ 10.50**	$ 11.15

Operating Highlights

For the periods ended January 31	*Three Months*	
	2003	2002
Grain Shipments - country elevators *(thousand tonnes)*	**1,482**	2,962
Terminal Handle *(thousand tonnes)*	**475**	1,676
Livestock Services Sales *(thousand tonnes)*	**234**	240

9. Annual Information Form of UGG for the fiscal year ended July 31, 2001



UNITED GRAIN GROWERS LIMITED

ANNUAL INFORMATION FORM

For the Year Ended July 31, 2001

December 18, 2001

TABLE OF CONTENTS

In this annual information form, "Agricore United" and the "Company" refer to United Grain Growers Limited, carrying on business as Agricore United, and its subsidiaries (including Agricore Ltd.), unless otherwise indicated or the context otherwise requires. "UGG" refers to United Grain Growers Limited and its subsidiaries as they existed prior to the merger of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. completed on November 1, 2001.

CORPORATE STRUCTURE

United Grain Growers Limited, carrying on business as "Agricore United" ("Agricore United" or the "Company"), is one of Canada's leading agri-businesses. Agricore United is the result of the combination of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. ("Agricore") on November 1, 2001 (the "Merger").

The Company was originally incorporated in 1906 under *The Manitoba Joint Stock Companies Act* as The Grain Growers' Grain Company Limited. In 1911, the Company received a Dominion charter under a Special Act of the Parliament of Canada. In 1917, The Grain Growers' Grain Company Limited and The Alberta Farmers' Co-operative Elevator Company Limited amalgamated to form United Grain Growers Limited. In December 1992, the Company was continued under the *United Grain Growers Act* (the "UGG Act"), a Special Act of the Parliament of Canada. The Company's corporate structure was reorganized in 1993 prior to the Company's initial public offering.

Agricore was the result of the amalgamation of Manitoba Pool Elevators and Alberta Wheat Pool under *The Co-operatives Act, 1996* (Saskatchewan) on November 1, 1998. Manitoba Pool Elevators was organized in 1925 and operated its business in Manitoba continuously until the 1998 amalgamation. Alberta Wheat Pool was organized in 1923 and operated its business continuously in Alberta and northeastern British Columbia until the 1998 amalgamation.

The Merger was effected on November 1, 2001 pursuant to a court-approved plan of arrangement involving the Company, Agricore and a wholly-owned subsidiary of Agricore. Pursuant to the plan of arrangement:

- Agricore was continued from a co-operative existing under *The Co-operatives Act, 1996* (Saskatchewan) to a corporation existing under the *Canada Business Corporations Act* (the "CBCA");
- the Company acquired all of the equity of Agricore from its shareholders and equity members in exchange for 20,492,305 limited voting common shares in the capital of the Company ("Limited Voting Common Shares"); and
- Agricore and its wholly-owned subsidiary Agricore Ltd. were amalgamated.

As a result, Agricore's successor corporation, Agricore Ltd., is now a wholly-owned subsidiary of the Company existing under the CBCA.

The following chart identifies the principal subsidiaries through which the Company conducts its business operations as of December 2001 and the jurisdiction of incorporation of each company. All subsidiaries shown are directly or indirectly wholly-owned, unless otherwise indicated.


United Grain Growers
Limited
(UGG Act)
Agricore Ltd.
(Canada)
Unifeed Limited
(Manitoba)
Alberta Wheat Pool
Financial Corp.
(Canada)
Demeter (1993) Ltd.
(Minnesota)
Hart Feeds Limited
(Manitoba)
Western Co-operative
Fertilizers Limited
(Canada) (66.67%)(1)
XCAN Grain Pool
Ltd. (Canada)(1)
Pacific Elevators
Limited
(Canada) (70%)

(1) Co-operative existing under the *Canada Co-operatives Act.*

The registered head office of the Company is 28th Floor, 201 Portage Avenue, TD Centre, Winnipeg, Manitoba R3C 3A7.

GENERAL DEVELOPMENT OF THE BUSINESS

- Agricore United's business consists of linking farmers to end-users of agricultural commodities through the provision of a wide range of goods and commercial services. The Company is Western Canada's largest grain handling and merchandising company by volume, Western Canada's largest crop production services provider and one of Western Canada's largest manufacturers and suppliers of livestock feed products. The following are the Company's principal business activities:
- ***Grain Handling and Merchandising***: contracting, marketing and transporting grain from the farm to end-use markets using the Company's 154 country grain elevators, 151 stand-alone farm service centres and seven port terminals in which it has an interest;
- ***Crop Production Services***: manufacturing, distributing and retailing crop inputs to farmers, including fertilizers, crop protection products and seed, and providing crop management services using the Company's country grain elevator locations and stand-alone farm service centres;
- ***Livestock Services***: formulating and manufacturing feed using the Company's seven feed mills, two pre-mix manufacturing facilities and one specialized protein meal blending facility, and retailing feed through the Company's facilities and through a dealer network of approximately 50 outlets; and

- *Complementary Businesses*: engaging in a number of complementary businesses, including agri-food processing businesses, farm business communications and financial services.

Agricore United's strategy is to focus on meeting the complete business needs of its customers, in order to build long-term value for its shareholders.

Major events influencing the Company's development since August 1, 1998 that are expected to have a significant influence on future operations include the following:

- On November 1, 2001, the Company completed the Merger, combining the businesses of UGG and Agricore to form one of Canada's leading agribusinesses. See "Recent Developments --Merger of United Grain Growers Limited and Agricore Cooperative Ltd.".
- In connection with the Merger, on November 1, 2001, the Company and Archer Daniels Midland Company ("ADM") agreed to amend the agreements governing their strategic alliance to reflect the post-Merger ownership and governance structure of Agricore United. See "Recent Developments – Amendments to Strategic Alliance with Archer Daniels Midland Company".
- In connection with the Merger, the Company obtained new credit facilities (the "New Credit Facilities") replacing the existing UGG and Agricore credit facilities. See "Recent Developments – New Credit Facilities".
- In December 2001, the Company completed a public offering of approximately 6.7 million Limited Voting Common Shares issued from treasury at an offering price of $8 per share. Approximately 6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program. See "Recent Developments – Public Offering".
- In February 2001, the Company entered into an agreement with a Canadian chartered bank for the provision of bank loans and financial services to qualifying customers of UGG's crop production services business under the brand name UGG Financial. See "Business of the Company – Agricore United's Business – Complementary Businesses – UGG Financial".
- In February 2001, the Company acquired Pro Form Feeds, a division of Agro Pacific Industries Ltd., which operates a livestock and fish feed mill in Chilliwack, British Columbia. See "Business of the Company – Agricore United's Business – Livestock Services".
- During fiscal 2000, the Company entered into an integrated insurance program that covers the business and assets of UGG. In addition to providing insurance coverage including property, liability, marine, cargo, charterers' liability and environmental liability insurance, the Company's integrated risk insurance incorporates a significant amount of protection against revenue losses of UGG due to a specified decrease in grain handling volumes. See "Business of the Company – Risk Management".
- During fiscal 2000, the Company implemented GrowerLink, a web-enabled application developed by the Company, which analyzes customer needs based on their specialization, their detailed sales history and on-farm grain inventories.
- During the 1999 to 2001 fiscal years, the Company continued and substantially completed its infrastructure renewal capital expenditure program to upgrade older, smaller country elevators with new, more efficient, high throughput elevators ("HTEs") at strategic locations and to upgrade to HTEs certain of its existing conventional country grain elevators. Between August 1, 1998 and the completion of the Merger on November 1, 2001, the Company closed 305 country elevators (about 71% of the elevators that had operated in on August 1, 1998) and built 31 HTEs, thereby reducing the total number of its elevators from 428 at August 1, 1998 to 154 at November 1, 2001. The Company invested approximately $249 million in its infrastructure renewal program during the 1999 to 2001 fiscal years.

See "Business of the Company – Agricore United's Business – Grain Handling and Merchandising". In the short term, the most important management priority will be capitalizing on the opportunities created by the Merger. See "Recent Developments – Merger of United Grain Growers Limited and Agricore Cooperative Ltd.".

RECENT DEVELOPMENTS

Merger of United Grain Growers Limited and Agricore Cooperative Ltd.

On November 1, 2001, the Company completed the Merger, combining the businesses of UGG and Agricore to form one of Canada's largest agri-businesses. Prior to the Merger, Agricore, the result of the 1998 amalgamation of Manitoba Pool Elevators and Alberta Wheat Pool, was a farmer-owned co-operative operating principally in Manitoba, Alberta and northeastern British Columbia in the grain handling and merchandising, crop production services and agri-food processing businesses.

As a result of the Merger, Agricore United is one of the leading players in Canada's grain industry. The Company expects to realize substantial synergies as a result of the Merger. The principal reasons for the Merger include the following:

- the Merger created Western Canada's largest grain handling and merchandising company and largest crop production services provider;
- the Merger creates the opportunity for the Company to achieve substantial operational advantages and efficiencies;
- the Merger created an entity with a much larger market capitalization, resulting in greater liquidity for shareholders and enhancing the Company's ability to access public markets for additional capital, should it be required; and
- the Merger has positioned the Company to capitalize on a well-developed and strategically-located infrastructure network of port terminals in Vancouver, Thunder Bay and Prince Rupert, and country elevators and farm service centres in Manitoba, Saskatchewan, Alberta and northeastern British Columbia, with increased geographical and product diversity.

Pursuant to the Merger, the Company issued 20,492,305 Limited Voting Common Shares to the former shareholders and members of Agricore on November 1, 2001. These shares were allocated among the former Agricore shareholders and members based on the market value of the Limited Voting Common Shares at the time of the Merger, the redemption values of the Agricore shares and the values of Agricore members' equity accounts. Members of Agricore immediately prior to the completion of the Merger became members of the Company upon the completion of the Merger. As a result of the Merger, Agricore's successor corporation, Agricore Ltd., is now a wholly-owned subsidiary of the Company. The Company established an assisted sales program (the "Assisted Sales Program") to enable participating former Agricore members and shareholders to sell in an orderly manner, by way of a public offering or through the facilities of the Toronto Stock Exchange (the "TSE"), Limited Voting Common Shares that they received pursuant to the Merger.

During the course of its review of the Merger, the Canadian Competition Bureau identified competition concerns relating to the provision of country grain elevator services in certain local geographic markets and in the provision of port terminal grain handling services at the Port of Vancouver. The Competition Bureau determined that the Merger would result in a substantial lessening of competition in these markets. The Competition Bureau also expressed concern that the Merger could result in ADM having access to proprietary information belonging to CanAmera Foods Limited Partnership ("CanAmera Foods"), as a result of Agricore United's minority interest in CanAmera Foods. Both ADM and CanAmera Foods process canola seeds.

In order to address the Competition Bureau's concerns and to permit the Merger to proceed, the Company agreed to divest five or six country grain elevators in Alberta and a country grain elevator in the Dauphin region of Manitoba. The Company also agreed to abide by certain confidentiality provisions with respect to its ownership interest in CanAmera Foods. The Commissioner of Competition (the "Commissioner") recently applied to the Competition Tribunal for a consent order under the *Competition Act* (Canada) requiring the divestiture of certain country elevators and requiring the Company to abide by the confidentiality provisions in respect of non-public information pertaining to CanAmera Foods to which the Company gains access as a result of its investment in CanAmera Foods. The Commissioner will also apply to the Competition Tribunal for an order requiring the divestiture of a port terminal in Vancouver. Both the Company and the Commissioner agree that the divestiture of either Agricore United's port terminal (the "UGG Port Terminal") or the former Agricore port terminal facility (the "Pacific Elevators") would remedy the substantial lessening of competition alleged by the Commissioner. However, the Company will ask the Competition Tribunal to also consider whether a divestiture of only one of the grain handling elevators comprising part of the Pacific Elevators facility would be sufficient to address the alleged substantial lessening of competition at the Port of Vancouver.

Pending the issuance of final orders by the Competition Tribunal, the Commissioner will, with the consent of the Company, apply to the Competition Tribunal for two interim consent orders directing the Company to, among other things, maintain and preserve the assets subject to the Competition Tribunal proceedings and to offer to handle at least 125,000 metric tonnes of grain per month (1.5 million metric tonnes per year) for independent grain handling companies at the Port of Vancouver.

The Company does not expect any required divestitures to have a material effect on the Company's results of operations.

Amendments to Strategic Alliance with Archer Daniels Midland Company

In 1997, the Company and ADM entered into agreements (the "ADM Agreements") creating a strategic alliance between the two companies in respect of the Company's grain handling business and ADM's downstream processing operations. ADM is one of the world's leading agri-businesses, operating in 60 countries worldwide and is one of the world's largest oilseed processors, with 46 oilseed crushing facilities worldwide. It is also one of the world's largest wheat millers, with 44 wheat flour mills worldwide. ADM is the largest flour miller in North America, and one of the largest wheat millers and a significant processor of oilseeds in Canada.

Under the ADM Agreements, the Company issued to ADM from treasury 7,035,570 Limited Voting Common Shares (then representing approximately 45% of the outstanding Limited Voting Common Shares) for gross proceeds of approximately $112.6 million (or $16 per Limited Voting Common Share). The proceeds were used, in part, to fund a substantial issuer bid by the Company for 3,908,650 Limited Voting Common Shares at $16 per share. In connection with the formation of the strategic alliance, ADM and the Company entered into agreements relating to, among other things, pre-emptive rights, standstill arrangements and nominee directors.

The Company and ADM agreed to amend the ADM Agreements in connection with the Merger to facilitate the Merger and to reflect the post-Merger ownership and governance structure of Agricore United. Contemporaneously with the signing of the Merger Agreement, ADM entered into an agreement with the Company and Agricore, pursuant to which ADM agreed to support the Merger; to provide a limited waiver of its pre-emptive rights under the ADM Agreements; and to enter into an agreement (the "Amending Agreement") on the effective date of the Merger to amend the ADM Agreements. ADM and the Company entered into the Amending Agreement on November 1, 2001.

The following is a summary of the principal terms of the ADM Agreements, as amended by the Amending Agreement:

- Agricore United agreed to support the election of (i) two nominees of ADM to Agricore United's board of directors for so long as ADM owns at least 15% of the outstanding Limited Voting Common Shares and (ii) one nominee of ADM to Agricore United's board of directors if ADM owns less than 15% of the Limited Voting Common Shares, but is the largest single holder of Limited Voting Common Shares;
- until November 1, 2004, ADM will be prohibited from acquiring more than 25% of the outstanding Limited Voting Common Shares (except pursuant to the pre-emptive right referred to below and pursuant to a take-over bid for all of the Limited Voting Common Shares);
- after November 1, 2004, ADM will be prohibited from acquiring more than 45% of the outstanding Limited Voting Common Shares (except pursuant to a take-over bid for all of the Limited Voting Common Shares);
- ADM's standstill agreement will terminate on the date on which ADM owns less than 15% of the Limited Voting Common Shares for a period of six consecutive months and is no longer the largest single holder of Limited Voting Common Shares at the end of such six-month period;
- until November 1, 2004, ADM will have a pre-emptive right in respect of any treasury offering by the Company of Limited Voting Common Shares (or securities convertible into or exchangeable for Limited Voting Common Shares) to increase its share ownership up to 45% of the outstanding Limited Voting Common Shares;
- after November 1, 2004, ADM will have a pre-emptive right to maintain its proportionate shareholding in the Company; and
- if any third party makes a proposal to acquire Agricore United or all or substantially all of its assets that has been accepted or recommended by Agricore United, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to Agricore United that the board of directors of Agricore United has determined is more favourable than the proposal made by the third party.

New Credit Facilities

In connection with the Merger, the Company obtained the New Credit Facilities from three Canadian chartered banks (the "Bank Lenders"). These New Credit Facilities replaced existing UGG and Agricore credit facilities and consist of the following:

- a $250 million revolving credit facility provided by all three Bank Lenders (the "Revolving Credit Facility");
- a $217.7 million non-revolving term credit facility with one of the Bank Lenders (the "Term Credit Facility") to re-finance the bank term debt of UGG and Agricore existing at the time of the Merger; and
- a $150 million temporary bridge facility provided by one of the Bank Lenders (the "Bridge Facility").

The Revolving Credit Facility has an initial maturity of July 31, 2002 and is to be used for the purpose of financing accounts receivable and inventory, refinancing of existing revolving credit facilities of the Company and Agricore and for general corporate purposes. The Term Credit Facility provides for scheduled quarterly principal repayments of $5.65 million, with the balance due on December 31, 2003. The Bridge Facility is a revolving credit and expires on May 31, 2002. The Bridge Facility is to be used to finance inventory receivables relating to the Company's crop production services business until the Company is able to offer the UGG Financial program to Agricore customers.

The terms of the New Credit Facilities require Agricore United to maintain certain consolidated financial ratios and a minimum consolidated tangible net worth, and restrict the Company's and its subsidiaries' ability to grant security interests, dispose of assets, change the nature of their respective businesses or enter into business combinations. Other covenants include a covenant prohibiting the Company from paying dividends if either there is a continuing event of default under the New Credit Facilities or the Company fails to maintain certain specified financial ratios, and a covenant requiring the Company to use its best efforts to raise a minimum of $100 million by way of the issuance of equity or an equity equivalent by July 31, 2002, 50% of the net proceeds of which is to be applied as a permanent reduction to the Term Credit Facility. The New Credit Facilities also require that the net after-tax proceeds from certain asset dispositions be applied to reduce proportionately the Term Credit Facility and the Series A and B Notes referred to below. The obligations under the New Credit Facilities are secured by fixed and floating charges over substantially all of the assets of the Company and certain of its wholly-owned subsidiaries.

In addition to these New Credit Facilities, as at October 31, 2001, Agricore had outstanding $77 million principal amount of notes designated "Series A" (the "Series A Notes"), repayable in equal annual instalments in December in each of the years 2001 through 2010 inclusive, and $23 million principal amount of notes designated "Series B" (the "Series B Notes"), repayable in equal annual instalments in December of each of the years 2011 through 2020 inclusive. The Series A and B Notes are issued under a trust indenture (the "Series Trust Indenture"), pursuant to which Agricore is required to observe a number of financial and other covenants, including a specified interest coverage ratio. The Series A and B Notes are secured by a fixed and floating charge demand debenture on the assets of Agricore. Under the terms of the Series Trust Indenture, Agricore required the consent of the holders of the Series A and Series B Notes (the "Noteholders") prior to completing the Merger and to entering into the New Credit Facilities. In addition, as at July 31 and October 31, 2001, Agricore was not in compliance with the specified interest coverage ratio under the Series Trust Indenture. The Noteholders granted their consent to the Merger and the New Credit Facilities and waived the default triggered by the breach of the interest coverage ratio conditional upon several events occurring, including Agricore United entering into an amended and restated Series Trust Indenture prior to January 1, 2002. The amended trust indenture will provide that the obligations of Agricore under the amended Series Trust Indenture will be obligations of both the Company and Agricore, will contain covenants substantially similar to the financial covenants under the New Credit Facilities, which will be calculated on a consolidated basis, and will require that the Company provide security for the Company's obligations under the Series A and B Notes, including by way of a charge against substantially all of the Company's assets. In addition, Agricore United, the Bank Lenders and the trustee under the Series Trust Indenture have entered into a new interlender agreement to establish the priorities of the respective security held by the Bank Lenders and the Noteholders.

As at October 31, 2001, Agricore had outstanding $50 million of notes, secured by a fixed and specific mortgage on all leasehold land and interests comprising the Cascadia port terminal. The Cascadia Series B Notes are repayable in equal annual instalments in August in each of the years 2004 through 2023 inclusive.

As at October 31, 2001, Agricore also had outstanding approximately $44.9 million of unsecured loans from the former members and staff of Agricore which, subject to the receipt of all necessary regulatory approvals, will continue under Agricore United. As well, certain subsidiaries and affiliates of Agricore have their own individual financing arrangements. As at July 31, 2001, the outstanding indebtedness under these financing arrangements was approximately $110 million. These financing arrangements are not guaranteed by Agricore United, except for a U.S. $1.2 million operating facility for Demeter (1993) Inc.

Public Offering

In December 2001, the Company completed a public offering in certain provinces of Canada of approximately 6.7 million Limited Voting Common Shares issued from treasury at an offering price of $8 per share for net proceeds of approximately $47.7 million in the aggregate. The net proceeds to the Company of the offering were used to reduce the Company's indebtedness under the Term Credit Facility and the Bridge Facility.

6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program.

BUSINESS OF THE COMPANY

Western Canadian Agricultural Industry

In Western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia) there are over 140,000 farms, approximately 30% of which have annual gross revenues exceeding $100,000. The following is a brief overview of the two principal components of Western Canadian agriculture, grain and livestock.

Western Canadian Grain Handling Industry

Western Canada provides an excellent environment for growing grain. Canada is a significant producer and exporter of grains, with an approximate 18% share of world wheat trade. The bulk of productive capacity is in Western Canada. Over the ten crop years ending July 31, 2000, 95% of Canada's average production (50.5 million metric tonnes) of the "major" grains (wheat, barley, canola, oats, flax and rye) came from this region. Over the last 40 years, Canada's annual production of the major grains has increased from 31.4 million metric tonnes to 51.7 million metric tonnes. Supporting Canada's grain production is a substantial crop production services industry. In the 2000 calendar year, farm operating expenditures in Western Canada totalled more than $4.4 billion, including $2.8 billion spent on the principal crop production inputs, consisting of approximately $1.4 billion spent on fertilizer, $1 billion spent on crop protection products and $441 million spent on seed.

Handling begins with the transportation of the grain from the farm to the country (or primary) elevator. The grain is weighed and graded, and dockage (an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains) is assessed. The farmer is then issued a cheque for saleable grain delivered, based upon the then current price for the grade, reduced by charges levied for freight, elevation, inspection and other items. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill or maltster, or to a port terminal. At either the country elevator or at the port terminal, grain is cleaned to standards set by the Canadian Grain Commission. At the port terminal, the grain for export is again weighed, inspected, graded and dockage is assessed. It is also cleaned, if necessary, and is held until it is transported to end-use customers.

Regulation

Canadian agriculture, in general, and the Western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the *Canada Grain Act* (the "Grain Act") and the *Canada Transportation Act* (the "Transportation Act"). Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact upon the distribution and retailing of fertilizer and crop protection products.

The Canadian Wheat Board

The principal mandate of The Canadian Wheat Board (the "CWB") is to market in an orderly manner, in interprovincial and export trade, grain grown in Canada. The precise role of the CWB varies by commodity, by the use to which a commodity is put and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of Canadian wheat used for human consumption and barley used for malting purposes. The CWB also is the sole export marketing agency for all Canadian wheat and barley. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "Non-Board Grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils, such as Linola oil, canola oil and linseed oil.

The CWB also performs a coordinating role within Canada's grain handling and marketing system by arranging for the sale of Board Grains to domestic or international customers, either directly or through an accredited exporter. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location: principally either at port terminals in Thunder Bay, Ontario or Churchill, Manitoba, one of several transfer elevators along the St. Lawrence Seaway, one of the west coast port terminals in Vancouver or Prince Rupert, British Columbia, or at another location specified by the domestic, U.S. or Mexican end-use customer.

The CWB undertakes many activities aimed at managing the flow of Board Grain from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it should be sold, and the coordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of rail cars to grain handling companies so they may ship Board Grains). The CWB also seeks to ensure that grain is in position at port terminals to meet sales commitments.

Grain handling companies, including Agricore United, act as agents in the handling of Board Grains, with typically about 60% of these firms' total grain volume handled on behalf of the CWB, although the trend is to a lower proportion of Board Grains. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of advance to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other items. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and, when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made in a given Board Grain of a particular grade throughout the year, on an averaged or "pooled" basis, less the Initial Price. In the event that the price received by the CWB is lower than the Initial Price paid, the Canadian federal government is required to bridge the shortfall.

At the end of the crop year and the beginning of a new one, grain handling companies handling Board Grains (including Agricore United) perform a two-stage inventory adjustment process. Firstly, on July 31, companies reconcile their Board Grain inventories with the records of the CWB. Differences can occur over time for a number of reasons, including gains and losses from blending, grading and shrinkage. On

the basis of the valuation of the reconciled inventories, the companies will either pay to, or receive payment from, the CWB an amount required to adjust the inventories based on prices in effect on July 31. Secondly, on August 1, the companies will restate their inventories at the new Initial Prices, which results in a payment to or from the CWB, depending on whether the new Initial Prices have increased or decreased. The result of this two-stage inventory adjustment process is to adjust the value of the Company's Board Grains to the new Initial Price that the CWB will pay upon delivery in the upcoming crop year.

Recent Reforms

In June 2000, the CWB and the Government of Canada, as represented by the Minister responsible for the CWB, entered into a memorandum of understanding (the "MOU") designed to improve the reliability, efficiency and accountability of the Western Canadian grain handling system. In August 2001, the CWB, the Western Grain Elevator Association and the Inland Terminal Association of Canada reached a tentative three-year agreement that addresses certain issues that remain with respect to the implementation of the MOU. Specifically, under the MOU:

- the CWB will put out to tender the handling of a minimum of 25% of its wheat and barley export program during the 2001/2002 crop year (increasing to a minimum of 50% in subsequent crop years);
- a new rail car allocation policy for non-tendered Board Grains has been adopted; and
- new measures designed to ensure accountability on the part of the CWB and the grain handling companies, including third party monitoring, have been implemented.

Tendering Process

The CWB is expected to call for tenders from grain handling companies once a week for Board Grains from its wheat and barley export program and it may accept bids on any portion of the grain that it puts out to tender. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (*e.g.*, the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance. The successful bidders will receive rail car allocations sufficient to transport the Board Grains from their country elevators to the port terminal. Prior to these reforms, there was no tendering process.

Rail Car Allocation

Under the new rail car allocation policy, the CWB allocates rail cars to grain handling companies on a zone basis for delivery of non-tendered Board Grains on the basis of an equal weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks, and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company. There are 13 geographic areas which make up the different zones and it is up to the companies to allocate awarded rail cars among country elevators within the zone. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient rail cars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate rail cars by train run or station. Under the prior policy, rail cars were allocated primarily on the basis of the weighted average of the grain handling company's grain receipts during the prior 52 weeks. Under the prior policy, it was difficult for a grain handling company to increase market share because, even if a grain handling company was able to increase volume of Board Grains put through its country elevator system, it was difficult to obtain the necessary rail cars to transport the grain from the country elevators to the port terminal.

Accountability of Grain Handling Companies and the CWB

Under the agreement, grain handling companies are responsible for delivering a specified quantity, type and grade of Board Grains within a specified time. Failure to do so will result in financial penalties being assessed against the company, including storage or late vessel loading charges incurred by the CWB because of the company's non-performance. The CWB, on the other hand, is responsible for moving grain out of the port terminal within the allotted time. Failure to do so will result in the CWB being held responsible for any storage charges or additional costs incurred by the grain handling companies that arise from the CWB's non-performance.

Canadian Grain Commission

The Canadian Grain Commission (the "Grain Commission") is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the Grain Commission and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and Non-Board Grains. The Grain Act and the regulations thereunder set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities, including such matters as the weighing, grading and treatment of grain, the monitoring of the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards.

Operators of grain handling facilities must obtain a licence from the Grain Commission. Grain is purchased by grain handling companies at a country elevator at a quality standard determined by the Grain Commission. At either the country elevator or the port terminal, grain is cleaned to the Grain Commission's standards. If the grain is shipped to a port terminal for export, it is weighed, inspected and graded by Grain Commission staff as it is unloaded, and also as it is loaded from the port terminal onto ships or rail cars for export. The final certificate issued for each export shipment of grain is internationally recognized and accepted as the Grain Commission's guarantee of grain quality and quantity.

Canada Transportation Act

The Transportation Act establishes the legal framework for the transportation of grains in Western Canada. Under the Transportation Act, the railways are subject to a cap on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

In recent years, CN Rail and the Canadian Pacific Railway have increased the freight discounts available to grain handling companies for multiple car shipments. The discounts currently range from $1.00 per metric tonne on blocks of 25 cars to $6.00 per metric tonne on blocks of 100 or more cars. Grain companies have rapidly increased the amount of grain shipped under these discounted rates. Approximately 70% of grain traffic is now shipped in blocks of 25 cars or greater, compared to about 15% in 1997, and the Company expects the prevalence of such multi-car blocks to increase to 90% by 2003.

Non-Board Grains

Non-Board Grains are subject to the Grain Act, and certain Non-Board Grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act*. As a result, the price paid by grain handling companies to farmers for Non-Board Grains is directly determined by market forces. Grain handling companies make arrangements for the rail transportation of Non-Board Grains to port terminals or directly to end-use customers.

Grain Elevator Consolidation

Over the last few years, the Western Canadian grain handling industry has undergone a rapid and significant transformation as a result of grain elevator consolidation. As a result of the abolition of Canadian federal government rail rate subsidies in 1995 and subsequent rail line abandonment, and the availability of discounts from the railways for multi-car loading, Agricore United and other grain handling companies have closed (and are continuing to close) significant numbers of older and less efficient country grain elevators. These conventional elevators have been replaced with new, more efficient, HTEs capable of loading 50 or more rail cars in a 12-hour period. The newer HTEs with large numbers of car spots are capable of handling grain at a much lower cost per metric tonne and achieving significantly higher rates of inventory turns. Whereas smaller elevators with less than 25 car spots have traditionally achieved four to five inventory turns per year, new HTEs have achieved as many as 19 inventory turns. As a result, HTEs serve farms across a wide distance from the elevator in order to achieve efficient volume.

Over the past 40 years, while the volume of grain handled has increased, the number of Western Canadian country grain elevators has decreased significantly as part of an ongoing process of rationalization in the industry. The total number of licensed country elevators in Western Canada has declined from approximately 5,200 in the early 1960s to 588 as at October 19, 2001 and grain handling industry storage capacity has decreased from approximately 10.2 million metric tonnes in the early 1960s to approximately 6.0 million metric tonnes as at October 19, 2001. The Company believes that the country grain elevator consolidation trend will continue and estimates that the number of country elevators in Western Canada will decrease by a further 50% in the next few years.

However, despite the decrease in the number of country grain elevators and in industry storage capacity, the annual throughput or handling capacity (the volume of grain that can be handled in a crop year) of the Western Canadian grain handling industry has increased significantly during the last four years. The current Western Canadian grain handling capacity significantly exceeds Canada's average annual production of major grains of 50.5 million metric tonnes over the ten crop years ending July 31, 2000. This overcapacity, resulting from the ability of HTEs to handle significantly more grain than older, conventional country grain elevators, is cited by The Dominion Bond Rating Service (DBRS) as a major competitive concern in a number of its recent grain handling company ratings. The Merger will allow the Company to further reduce its excess grain handling capacity by closing duplicative country grain elevators. In addition, the Company believes that the industry overcapacity will promote further consolidation in the Western Canadian grain handling industry.

Western Canadian Livestock Industry

Western Canada's livestock industry has been the area of agriculture that has delivered the most consistent growth and financial reward for agricultural industry participants over the past decade. Western Canadian farm cash receipts from animal agriculture increased from $5.8 billion in 1995 to $7.5 billion in 1999, the most recent year for which statistics are available, representing 45% of total farm cash receipts. This total was divided between beef ($4.7 billion), hogs ($1 billion), dairy ($926 million) and poultry ($665 million). Growth in the livestock industry has been driven by growth in domestic and export demand. A significant portion of Western Canadian beef and hog production is exported. Dairy and poultry markets are primarily domestic in nature, as supply management boards mandated by Canadian federal and provincial governments govern them.

Export demand for beef and pork is strong. Western Canada is one of the world's lowest cost areas for production of high quality grain-fed pork and beef. This competitive advantage is driven by an ideal climate for growing hogs and beef, by abundant and competitively priced feed grains, and by the availability of expertise and capital to these business ventures. Domestic demand for poultry and dairy has

benefited from population growth and increased per capita consumption. Although less significant, Western Canada has also seen increased farm-raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock. In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of by-products from these industries for livestock production.

Feed Industry

The feed industry has also undergone growth over the last decade primarily due to growth in export demand in the beef and hog sectors. Western Canadian farmers spent approximately $1.5 billion on livestock feed products during the 2000 calendar year. The feed industry has experienced consolidation in the past 10 years. As a result there are currently only six major livestock feed companies operating in more than one province in Western Canada. Local feed suppliers are gradually being absorbed by the major companies or are closing if their scale is too small or their facilities become obsolete. In order to meet the demands and specifications of producers and consumers, feed manufacturers are becoming more sophisticated with increased focus on animal nutrition.

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements, and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

The manufacture of complete feeds and supplements has grown over the past decade. This growth has been fuelled by feed company involvement in livestock financing and/or ownership. In addition, an earlier trend to on-farm feed production has been limited by the advent of larger, more cost effective feed mills which can compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

Agricore United's Business

Agricore United provides a wide range of goods and services to Western Canadian farmers, as well as marketing agricultural commodities domestically and internationally. The Company provides the customer with a "pipeline" of goods and services, helping farmers through the stages of the production and marketing cycle in crops and livestock. The Company's principal business activities are grain handling and merchandising, crop production services and livestock services.

UGG had four reportable operating segments for the year ended July 31, 2001: grain handling and merchandising, crop production services, livestock services and farm business communications. In fiscal 2001, UGG recorded sales of $1,854,934,000 of which 66% was from sales of grain under the Company's grain merchandising business. In fiscal 2000, UGG recorded sales of $1,779,789,000 of which 68% was from sales of grain under the Company's grain merchandising business. Agricore had three reportable operating segments for the year ended July 31, 2001: grain handling and marketing, agri-sales and service (crop production services) and agri-food processing. The discussion of Agricore United's business below relates to the combined business of UGG and Agricore.

Grain Handling and Merchandising

Agricore United's grain handling and merchandising business encompasses farm sales and services provided through the Company's network of 154 country grain elevators and 151 stand-alone farm service centres; port terminal services provided through the seven port terminals which the Company owns or in which it has an interest; and grain merchandising. The Company also handles and merchandises special

crops. The Company is Western Canada's largest grain handling and merchandising company by volume, with a 38% share of Western Canadian grain handling volume.

Country Grain Elevators

The Company currently owns a system of 154 country elevators located throughout the crop growing regions of Manitoba, Saskatchewan, Alberta and northeastern British Columbia. Over the last decade, the Company has undertaken a substantial infrastructure renewal capital expenditure program to upgrade and replace older, smaller country elevators with new, more efficient, HTEs at strategic locations. These HTEs are capable of loading a minimum of 50 rail cars within a 12-hour period, while the older, smaller country elevators typically were capable of loading less than 20 rail cars in the same time period. The Company has substantially completed its infrastructure renewal capital expenditure program.

The following table sets out information regarding the Company's current system of country elevators:

	High Throughput Elevators(1)		Conventional Elevators	
Province	Number	Storage Capacity(2)	Number	Storage Capacity(2)
Manitoba(3)	16	242,360	33	173,880
Saskatchewan	12	200,980	21	122,120
Alberta(3)	23	409,600	47	288,420
British Columbia	-	-	2	22,300
Total	51	852,940	103	606,720

(1) Country elevators capable of loading 50 or more rail cars in a 12-hour period.
(2) Metric tonnes.
(3) The Commissioner of Competition recently applied to the Competition Tribunal for a consent order requiring the Company to divest five or six country elevators in the Edmonton and Peace River regions of Alberta and one country elevator in the Dauphin region of Manitoba. See "Recent Developments- Merger of United Grain Growers Limited and Agricore Cooperative Ltd.".

Unlike a number of its competitors, the Company has a large, geographically-dispersed and strategically located country elevator network. The Company believes that the size and scope of its country elevator network positions it to achieve the throughput volumes required to permit the Company to be a low cost provider of grain handling services. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes, in some cases, by contracting with farmers early in the crop year, or even before planting. In some cases, the Company also pays trucking premiums to farmers who transport their grains longer distances to the Company's country grain elevators. During the 2000/2001 crop year, the Company handled 12.7 million metric tonnes of grain, although grain handling volumes are expected to be lower in the 2001/2002 crop year as a result of poor weather in the summer of 2001 in southern portions of Saskatchewan and Alberta. The Company believes that the recent reforms in respect of the tendering and rail car allocation process for Board Grains should favour low cost grain handling service providers that have the capacity and geographic scope to satisfy the CWB's requirements.

Grain handling begins with the transportation of the grain from the farm to the country elevator. Transportation of grain to the country elevator by truck is arranged either by the farmer or the Company. At the country elevator, the grain is weighed, graded and dockage (an estimate of foreign material, including weeds, seeds, broken kernels and other grains) is assessed. Agricore United has Handling Agreements with the CWB entitling it to handle Board Grains for which it receives tariffs set by the Company (and notice of which is provided to the Grain Commission). In the case of Non-Board Grains, the farmer receives payment from Agricore United equal to the market price at export position for the particular grain and grade delivered, as determined by the Company, less certain charges. Generally, charges are the same as those levied on Board Grains, but also may include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest) which are payable to the Company.

The proportion of the Company's total grain handling volume represented by Board Grains has declined in recent years, reducing the Company's dependency on the CWB. During the 2000/2001 crop year, 61% of the grains handled by Agricore United were Board Grains, compared with 69% in the 1996/1997 crop year.

Grain may be stored in the elevator for some time before it is shipped to a domestic, U.S. or Mexican customer, such as a flour mill, feed mill or maltster, or to a port terminal. At both the country elevator and the port terminal, blending of the grain can occur. Handling, blending and storage are key factors under the Company's control affecting margins and profitability. Two significant and more variable factors are grade gains and weight gains. Grade gains are obtained by the Company from blending grains which are below the primary standard with grains that are above the primary standards so as to allow the aggregated mix to meet the minimum standards. The Company also occasionally obtains "weight gains" to the extent that, during handling, actual losses of grain through shrinkage are lower than the tolerance allowed by the Grain Commission. The Company may also recover or lose grain through the cleaning process.

It is customary for country elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with accounting inventory. To the degree that weights and grades at the time of the reconciliation exceed the weights and grades at the time of purchase, the Company realizes additional revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

Port Terminal Services

The Company's port terminal services business links its country elevators with export customers, providing processing and logistics services to ensure timely delivery of grain to fulfill the CWB's, the Company's and/or other exporters' sales commitments. The following table sets out information regarding the port terminal operations in which the Company has an interest:

Port Terminal Location	Storage Capacity[1]	Fiscal 2001 Receipts[1]	% Ownership
Vancouver, B.C.[2][3]	102,070	1,797,000	100%
Vancouver, B.C. (Cascadia)	282,830	4,683,000	50%[4]
Vancouver, B.C. (Pacific Elevators)[2]	199,150	1,616,000	70%[5]
Prince Rupert, B.C.	209,510	2,228,000	44.9%[6]
Thunder Bay, Ontario (Terminal A)[3][7][8]	231,030	1,152,000	100%
Thunder Bay, Ontario (Terminal M)[3][8][9]	91,010	463,000	100%
Thunder Bay, Ontario (Terminal Pool #1)[8]	167,000	887,000	100%

(1) Metric tonnes.

(2) The Commissioner of Competition will shortly apply to the Competition Tribunal for an order requiring the divestiture of a port terminal in Vancouver. See "Recent Developments – Merger of United Grain Growers Limited and Agricore Cooperative Ltd.".

(3) Port terminal registered for ISO 9001:2000 and HACCP (Hazardous Analysis Critical Control Point) quality standards for port terminal handling of grains, oilseeds and special crops.

(4) The remaining 50% interest is held by Cargill Limited.

(5) The remaining 30% interest is held by Saskatchewan Wheat Pool.

(6) The remaining 55.1% interest is held by Saskatchewan Wheat Pool (31.3%), Cargill Limited (12.9%) and James Richardson & Sons Ltd. (10.9%).

(7) This port terminal handles primarily Board Grains.

(8) The Company intends to close one port terminal in Thunder Bay, Ontario, while continuing to operate its other two Thunder Bay, Ontario port terminals, to increase efficiency.

(9) This port terminal handles Non-Board Grains only.

The Company has the Western Canadian grain industry's largest and most efficient grain handling capacity at the Port of Vancouver. The Company currently has more than sufficient capacity at the Port of Vancouver to handle all of the grains and special crops it sources in Western Canada that are to be shipped through the Port of Vancouver.

Grain transported by rail from country elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored, prior to being loaded onto ships. The Grain Commission officially

weighs and inspects all grain that is unloaded at a terminal elevator and issues a "Terminal Outturn" which assesses weighing, inspection, and cleaning charges. Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce by-products. Some by-products (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of by-products can vary substantially depending on the underlying values of grain commodities with which they compete.

Clean, graded grain is stored until it is required to be loaded onto a ship or rail car. During the shipping process, Grain Commission officials weigh and inspect the shipment and, at completion, provide a final certificate to the customer. The Company collects elevation charges from the shipper of the grain (CWB for Board Grains, other exporters for Non-Board Grains) when the ship or rail car has been loaded.

As is the case with country elevators, port terminals have the potential to blend and mix different grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by Grain Commission regulations).

Grain Merchandising

The Company's grain merchandising business focusses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers and end-use customers. The Company's domestic and international sales force works with end-use customers to co-ordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, including ADM and Marubeni Corporation in Japan, which are significant shareholders of the Company.

The second aspect of grain merchandising is logistics. The Company's logistics capabilities permit it to utilize its network of country elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates timely transportation and delivery of required grains to the Company's strategically-located HTEs. The Company's logistics ability and country elevator capacity allows it to load many rail cars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping the majority of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfil specific market needs and providing customized "just-in-time" service to end-use customers.

The final aspect of grain merchandising is risk management in respect of the Company's Non-Board Grain inventories, which generally is accomplished by hedging in commodities futures markets and managing the Company's inventory positions. See "Risk Management – Inventories".

Agricore United is also a marketer of beans and special crops. This business handles pinto, pink, great northern, small red and black beans, and operates processing plants at Taber and Bow Island, Alberta. As well, the Company operates bean and lentil processing facilities at Carman, Manitoba and Ray, North Dakota together with marketing offices at Carman, Manitoba; Minneapolis, Minnesota; and Lewiston, Idaho. Agricore United's bean business offers flexible contracting options, agronomic advice and field support for over 600 contract bean growers across Western Canada. The Company's bean and special crops business also provides producers with a source for marketing other special crops, principally edible and feed peas, chick peas, mustard, specialty oats, lentils, canary seed, sunflowers and safflowers.

The Company's grain handling and merchandising earnings fluctuate in relation to the amount of grain handled and the margin earned on merchandising Non-Board Grains. The Company's profitability is impacted more directly by the volume of grains handled because approximately 60% of the grains handled are Board Grains on which set tariffs are earned.

Crop Production Services

Agricore United is the largest retailer of crop inputs in Western Canada with sales of over $750 million in the 2001 fiscal year from over 200 locations. The Company's crop production services business typically provides higher margins than its grain handling and merchandising business.

The Company's crop production services business provides farmers with fertilizers, crop protection products, seed, agronomic services and other crop production products through the Company's network of country elevators and warehouse facilities and, in the case of seed, an expanding independent Proven Seed™ dealer network. The Company's crop input sales have remained strong, even through recent difficult years for the Western Canadian agricultural industry.

The Company's crop production services include providing extensive agronomic information enabling customers to make informed crop input decisions and arranging for financing for customers purchasing crop inputs from the Company.

Fertilizers

Agricore United is a major distributor of fertilizers in Western Canada. The Company also has an investment in fertilizer manufacturing, and access to a stable source of fertilizer supply, through its minority interest in CF Industries Ltd. ("CFL").

The Company owns two-thirds of the shares of Western Co-Operative Fertilizer Limited ("WCFL"), a co-operative that, in turn, owns a 34% interest in CFL. CFL manufactures fertilizers at a world-scale urea and ammonia plant in Medicine Hat, Alberta. WCFL has the right to purchase nitrogen fertilizers from CFL at cost and sells nitrogen and other fertilizers to Agricore and others on a wholesale basis. WCFL is a co-operative, and its income is allocated to its members based on patronage.

The Company distributes fertilizer throughout Western Canada through its network of country elevators and farm service centres. Fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended by WCFL or the distribution facility to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors. The Company minimizes its overhead costs by selling fertilizer product through its existing country elevator and farm service centre network and is able to utilize WCFL as a stable, cost-effective source of supply. The Western Canadian retail market for fertilizer, which has remained relatively constant over the last several years, amounts to approximately 3.9 million metric tonnes annually.

Crop Protection Products

Agricore United is a significant distributor of crop protection products, such as pesticides and herbicides, in Western Canada. The Company offers over 250 crop protection products including glyphosate, wild oat control, broad leaf control, fungicides and seed treatment. The Company owns or leases five chemical distribution warehouses across Western Canada and retails chemicals through its network of country elevators and farm service centres. While most crop protection products are sold directly to farmers through the Company's retail distribution network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Agricore United complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of AWSA compliant warehouses at most of its country elevators and farm service centres, representing about 642,000 square feet of storage in the aggregate.

While older products continue to be replaced with improved ones, the overall size of the $1 billion market for crop protection products in Western Canada has remained relatively constant over the last several years. The Company estimates that its share of this market is approximately 33%. The major grain

handling companies and independent retailers compete in this segment. While this industry segment has historically been fragmented, in recent years there has been considerable consolidation as a result of AWSA and similar warehousing standards for the storage of crop protection products.

Seed

Agricore United's varietal seed business has historically grown rapidly. Growth in this business has been fuelled by a combination of better seed varieties resulting from scientific advances, legislation granting proprietary rights to breeders that develop new seed varieties, and educational and marketing programs, increasing awareness and demand for varietal seed. Agricore United is one of the largest distributors of seeds in Western Canada. The Company has established a leading brand name, Proven Seed, under which it produces and markets 56 of the Company's 103 proprietary seed varieties, in addition to 37 publicly-available seed varieties and 54 varieties of publicly-available forage seed. The development of new seed products sold under the Proven Seed label has provided the Company with a distinct product. While most of the Company's seed sales are in Western Canada, the Company also distributes some seed internationally, including in the United States, western and eastern Europe, Korea, Japan and Argentina.

Agricore United also is involved in varietal seed development, primarily involving canola seed and a flaxseed variety named Linola, through several strategic alliances or other arrangements with leading breeding companies, including its exclusive strategic alliance with Pioneer Hi-Bred International Inc., and the University of Alberta under its Cooperative Crop Development Group Program. The Company is engaged in both basic research and commercial trials and development of new seed varieties. The Company also operates a research farm in southern Manitoba where new crop varieties, developed for Western Canada's growing conditions, are selected and tested.

The market for varietal seed varies considerably with the crop grown. In growing certain commodities, such as wheat, it is common for farmers to retain a portion of their crop to use as seed for the next growing season. This retained or "commercial" seed is generally less pure than "certified" seed, which is bred to produce higher yields and other desirable qualities. Due to purity degeneration, wheat farmers should invest in certified seed every three to four years. For other crops, such as canola, farmers tend to purchase certified seed more frequently, most doing so every year. The emergence of hybrid seed varieties is expected to deliver improved yields and other traits but, due to rapid purity degeneration, will require producers to purchase certified hybrid seed every year.

The *Plant Breeders Rights Act* (Canada) (the "PBA"), enacted in 1990, allows a breeder of a new plant variety, upon registration, to receive an exclusive right for 18 years to multiply and sell seed of that variety. Such registration affords the breeding company protection from unauthorized sales of its product. The Company is the registered rights holder for certain of its proprietary seeds in respect of which it participated in basic research and is exclusive licensee of such rights for other of its proprietary seed varieties. As a result of the PBA, as well as advances made possible through biotechnology, seed breeders have devoted considerable resources to certified seed development. The market for certified seed is also expanding due to marketing and educational programs aimed at demonstrating to farmers that increased quality of grains from the use of certified seed is worth the added expense.

Livestock Services

Livestock services is Agricore United's fastest growing business segment. The Company is engaged in the livestock industry through its wholly-owned subsidiaries Unifeed Limited and Hart Feeds Limited ("Hart Feeds"), which manufacture and market livestock feed products, and its complementary Unifinance secured financing programs and Unipork commercial hog program.

The Company's livestock services business typically provides higher margins than its grain handling and merchandising business.

Since 1993, when the Company embarked upon a major restructuring of its livestock services business operations, its livestock feed product production has seen significant consistent growth. This increase is attributable, in part, to the acquisition of Hart Feeds in 1995, the acquisition of Unifeed Chilliwack (formerly Pro Form Feeds, a division of Agro Pacific Industries Ltd.) in 2001, the completion of a replacement feed mill in Olds, Alberta in 2000 and the expansion and modernization of the Company's remaining feed mills.

The Company produces complete feeds and supplements at seven feed mills, two pre-mix manufacturing facilities and one specialized protein blending facility. The following table sets out information regarding the Company's feed mills, pre-mix facilities and specialized protein blending facility:

Name and Location	Current Volume(1)	Nominal Capacity(1)
Unifeed Chilliwack, British Columbia(2)	65,000	160,000
Unifeed Armstrong, British Columbia	70,000	60,000
Unifeed Edmonton, Alberta(3)	93,000	90,000
Unifeed Edmonton, Alberta(4)	16,000	15,000
Unifeed Olds, Alberta	80,000	200,000
Unifeed Lethbridge, Alberta	360,000(5)	250,000
Agricore Camrose, Alberta(6)	19,600	30,000
Unifeed Somerset, Manitoba(4)	4,000	4,000
Unifeed Carman, Manitoba(7)	42,000	80,000
Unifeed Carman, Manitoba	70,000	90,000

(1) Metric tonnes. For the year ended July 31, 2001.
(2) Feed mill producing fish feed, in addition to livestock feed. Current volume shown is for the six-month period from February 2001 to July 31, 2001. The Company acquired this facility in February 2001.
(3) To be replaced by a new mill expected to have a nominal capacity of 180,000 metric tonnes scheduled to be completed in 2003.
(4) Pre-mix facility.
(5) Includes grain and feed ingredients brokered on behalf of customers.
(6) Specialized protein blending facility that cleans, blends and mills peas into a blend of one-third canola and two-thirds pea meal that is marketed to the hog industry as Peacan meal.
(7) Currently undergoing expansion.

The Company's livestock feed products generally are delivered in bulk to farmers by truck directly from the feed mill or pre-mix facility. In addition, the Company distributes smaller quantities of feed products through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities, as well as through a dealer network of approximately 50 outlets and two Company-owned retail stores.

The Company sells its livestock feed products and derives additional revenue from interest and financing fees in connection with its Unifinance secured financing programs. Under these programs, the Company provides secured financing to credit-worthy livestock operations for livestock purchases, capital investments and credit consolidation. Borrowers under the Unifinance secured financing programs are required to purchase their livestock feed product requirements from the Company. As at November 30, 2001, the Company had approximately $25 million invested in such secured financing arrangements.

The Company also sells its livestock feed products and derives additional revenue from brokering hogs under its Unipork commercial hog program. Under this program, the Company helps operators of sow farms (which raise pigs to 18 or 50 pounds), nursery farms (which grow pigs from 18 to 50 pounds) and hog finisher farms (which grow pigs from 50 pounds to commercial weights) to minimize the variation in their incomes from year to year, by providing such operators with a floor price for their products under contracts with a minimum six-year term. Any amounts paid in excess of prevailing market prices to a particular operator as a result of the floor price mechanism is required to be repaid to the Company by the operator over time. The Company also is paid a portion of any amount the producer secures for such products in excess of a ceiling price stipulated in the contract. These contracts are automatically extended, if necessary, until all amounts paid to the operator as a result of the floor price mechanism are repaid to

the Company. Producers participating in the Company's Unipork commercial hog program are required to purchase their livestock feed product requirements from the Company. During the year ended July 31, 2001, approximately 400,000 hogs were raised, and approximately 125,000 metric tonnes of feed products were sold, under this program.

In addition, the Company has a 32% ownership interest in The Puratone Corporation ("Puratone"), a company engaged primarily in commercial hog production and complete feed production. Puratone produces over 400,000 commercial hogs each year for which it manufactures 225,000 metric tonnes of feed in four locations. Puratone purchases some of the inputs required for its feed mill operations from the Company on commercial terms.

Complementary Businesses

Agricore United also has interests in a number of complementary businesses related to the Western Canadian agricultural industry, including agri-food processing, farm business communications and financial services.

Agri-Food Processing

The Company's agri-food processing business, either directly or indirectly through partnerships, joint ventures or investee companies, is involved in the manufacturing and marketing of value-added products derived from farm commodities. The Company's agri-food business participates in the manufacturing and marketing of value-added products derived from farm commodities, principally through the Company's 16.6% in CanAmera, the leading oilseed processing and packaging company in Canada. CanAmera Foods has approximately 50% of the oilseed crushing capacity in Canada with plants located in Altona and Harrowby, Manitoba, Nipawin, Saskatchewan and Fort Saskatchewan, Alberta. CanAmera Foods also has oilseed refinery plants in Wainwright, Alberta, Toronto and Hamilton, Ontario and Montreal, Quebec, and packaging plants in Edmonton, Alberta and Oakville, Ontario.

The Company also owns Demeter (1993) Inc., a leading North American mustard contractor, processor and marketer with mustard seed processing facilities in Warner, Alberta, Melville, Saskatchewan and Minneapolis, Minnesota that clean and process mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustards around the world. The Company owns a specialized mustard seed inland terminal in Minneapolis, Minnesota with a storage capacity of 15,000 metric tonnes. The Company also owns 50% of Alberta Industrial Mustard Company Limited, which produces a processed mustard product.

Farm Business Communications

The Company's farm business communications business include the following eight farm business periodicals:

- *Country Guide*
- *Canola Guide*
- *Canadian Cattlemen*
- *Wheat, Oats and Barley*
- *Grainews*
- *Disease, Weeds and Insects*
- *Alberta Crops and Beef*
- *The Manitoba Co-operator*

These periodicals include farm business, technical, production and instructional editorial material, providing farmers with practical knowledge and information. The Company's farm business periodicals have an aggregate circulation of approximately 230,000 and provide the Company with an extensive data base regarding, and regular contact with, Western Canadian farmers.

The farm business communications business provides the Company with two revenue streams: advertising and subscriptions.

UGG Financial

In February 2001, the Company entered into an agreement with a Canadian chartered bank for the provision by the bank of loans and financial services to qualifying customers of the Company's crop production services business under the brand name UGG Financial. Under this program, the bank provides loans, and financial and credit adjudication services to the Company's customers. The Company manages the credit application process, provides customer service and other administrative support through its existing credit department.

UGG Financial offers customers with qualifying credit ratings extended repayment dates, which provides producers with more payment flexibility than was previously the case, enabling producers to find the best grain delivery opportunities. As a result, eligible customers benefit from financial products that better fit their cash flow requirements and a broader range of financing options than were previously offered by the Company.

Under this program, the Company has significantly reduced the amount of credit or credit support it provides to farmers in connection with its crop production services business. As a result, the Company benefits from a reduced need to borrow in order to finance its customers' purchases and the resulting lower financing costs. Sales financed by UGG Financial are immediately funded and essentially represent "cash sales" to the Company. In place of net interest revenue earned by the Company on customer credit, Agricore United earns an agency fee for the customer service and administrative support services it provides.

Competition

The agricultural businesses that the Company serves are global and competitive, with commodity prices determined by global supply and demand and other factors beyond the Company's control. Although one of Canada's leading agri-businesses, the Company is a relatively small player in the global agricultural business.

The Western Canadian agricultural business is also highly competitive. However, with respect to the Company's three principal business activities, it is Western Canada's largest grain handling and merchandising company by volume, Western Canada's largest crop production services provider and one of Western Canada's largest manufacturers and suppliers of livestock feed products.

The Company estimates that its grain handling and merchandising business accounts for approximately 38% of the Western Canadian grain handling industry. The Company's grain handling and merchandising business has numerous competitors including Saskatchewan Wheat Pool, James Richardson International (Pioneer Grain), Cargill Limited, N.M. Patterson & Sons, Parrish & Heimbecker, Louis Dreyfus, ConAgra Foods, Inc., ADM and other, smaller companies. Competition in grain handling continues to grow as a result of the expansion of historical participants and the addition of several new entrants, such as Louis Dreyfus. Saskatchewan Wheat Pool has expanded into Manitoba and Alberta, Pioneer Grain, Cargill Limited, ConAgra Foods, Inc., Louis Dreyfus and N.M. Patterson & Sons each have strengthened their position in Western Canada, and several smaller competitors and new farmer-owned inland terminals have been established, principally in Saskatchewan. However, unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across Western Canada broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and merchandising business competes are price and service. The Company believes that it competes favourably on these factors. The recent introduction of a grain tendering process by the CWB and the revisions to the rail car allocation policy are also likely to enhance the competitive environment. See "– Western Canadian Grain Agricultural Industry – Western Canadian Grain Handling Industry – Recent Reforms".

The Company's crop production services business competes against other grain handling companies, international seed companies and numerous independent retailers in supplying fertilizer, crop protection products and seed to farmers. The development of a variety of distinctive new seed products, sold under the Proven Seed brand, combined with attractive contracting and financing programs and crop management services offered to farmer-customers, differentiate the products and services provided by the Company.

The Company's livestock services business competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in Western Canada, which are: Cargill Limited (Nutrina Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong, and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns.

Employees

At November 1, 2001, the Company employed 3,607 full-time equivalent staff. The number of the Company's employees employed in each of its businesses is as follows: grain handling and merchandising – 1,635; crop production services – 1,259; livestock services – 324; and farm business communications – 53.

Approximately 33% of the Company's employees are unionized. The following table sets out information regarding the Company's principal unionized labour group units as at November 1, 2001:

Employee Group	Location	Employees	Union	Agreement Expiry Date
Port terminal services	Vancouver, B.C	321[1]	Grain Workers Union	December 31, 2000
Port terminal services	Thunder Bay, Ontario	108	United Steelworkers of America	January 31, 2003
Country elevator and Crop production services[2]	Manitoba, Alberta and British Columbia	751	Grain Services Union	December 31, 2001
Feed mill	Armstrong, B.C.	16	International Union of Operating Engineers	November 19, 2001
Seed plant	Edmonton, Alberta	8	United Food and Commercial Workers	March 31, 2003
Administrative	Vancouver, B.C.	8	Grain Workers Union	February 28, 2002

(1) Includes 100 employees employed by Pacific Elevators Limited and 135 employees employed by Cascadia Terminal. The Company owns 70% of Pacific Elevators Limited and 50% of Cascadia Terminal.

(2) Country elevator, crop production and repair and maintenance employees of Agricore in Manitoba and full-time elevator employees of Agricore in Alberta and northeastern British Columbia.

In 1999, Agricore experienced a five-week work stoppage involving its country elevator, crop production and repair and maintenance employees in Manitoba, and full-time country elevator employees in Alberta and northeastern British Columbia. The collective agreement signed after this work stoppage expires on December 31, 2001. The Company has commenced preliminary discussions with the union representing these employees regarding the renewal of this agreement. The country elevator and crop production services employees of UGG are not unionized, although the Grain Services Union recently applied to be certified as bargaining agent for these employees. The Company has commenced discussions with the union and the Canada Industrial Labour Relations Board regarding this application. The collective agreement involving the port terminal services employees at the Port of Vancouver expired on December

31, 2000, but these employees are working under the terms of the expired collective agreement while negotiations for a new collective agreement continue. The Company has not experienced any recent work stoppages involving its terminal services employees. Generally, the Company believes that it has a good working relationship with both its unionized and non-unionized employees.

Environmental Regulation

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations relating to air emissions (*e.g.*, grain dust), wastewater discharges, the use, handling, storage and disposal of hazardous substances (*e.g.*, herbicides, pesticides, fertilizers), and the remediation of contamination. The Company believes that its operations are currently in substantial compliance with all such material laws and regulations and has environmental and occupational health and safety management systems to facilitate such compliance. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

The Company's current and former operations are also subject to environmental remediation laws that can impose liability for the cost of the remediation of contamination in connection with such operations. Other than with respect to WCFL discussed below, the Company is not aware of any environmental liability that is expected to have a material adverse effect on its business, results of operation or financial condition.

The Company's majority-owned subsidiary WCFL is responsible for the decommissioning, remediation and reclamation costs of two of WCFL's former fertilizer production facilities in Calgary and Medicine Hat, Alberta. In 1995, based on an independent environmental consultant's report, WCFL reported a $61.5 million charge against earnings for estimated decommissioning, remediation and reclamation costs at such facilities. In June 2000, WCFL, with the assistance of independent environmental consultants, developed conceptual reclamation plans for such facilities based on environmental site assessments, site-specific risk data and currently-available technologies. Based on these more detailed plans, WCFL developed an updated cost estimate of a base case of $51 million (which included potential remediation liability associated with a portion of the Calgary site that WCFL leases to Earth Science Extraction Company), resulting in a $10.5 million reduction to the 1995 provision. In October 2001, an independent environmental consultant estimated that WCFL's $51 million cost estimate might be $3 million higher with respect to long-term monitoring costs at the facilities and the remediation of the Earth Sciences Extraction Company leased site, for a total of $54 million. It was the independent environmental consultant's opinion that WCFL's alternate case total that was developed in June 2000 of $70.1 million represented a low probability, conservative outcome. Agricore had previously provided for its proportionate share of WCFL's expected environmental liability. The Company expects to record a further provision of $10 million for other long-term liabilities in connection with the Merger to provide more fully for its proportionate share of this potential liability.

The Company anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent environmental, health and safety laws and regulations, as well as increased enforcement of such laws and regulations. Based on existing and proposed environmental, health and safety laws and regulations, the Company does not believe that such increased expenditures will have a material adverse effect on the Company's earnings. The Risk Management Committee of the board of directors of the Company reviews and monitors the management of the Company's environmental risks.

Risk Management

In the conduct of its business, the Company faces certain risks, including risks related to variations in grain handling volumes, the risk of adverse movements in the price of Company-owned grain inventories, environmental and health and safety risks, foreign currency positions (primarily denominated in U.S. dollars), as well as the risk of catastrophic losses on inventories and facilities from fire and other perils.

The Company, under the direction of the Risk Management Committee of the board of directors of the Company, manages its exposure to risk so that the Company's financial position is protected.

Integrated Risk Insurance

During the 2000 fiscal year, the Company entered into an integrated insurance program that covers the business and assets of UGG only. Agricore's business and assets are currently insured under more traditional arrangements through a subscription of underwriters arranged through a subsidiary of Agricore. Both the Company's integrated risk insurance and Agricore's insurance coverage include property, liability, marine cargo, charterers' liability and environmental liability insurance. The Company also carries insurance coverage for its directors and officers and former directors and officers of Agricore. Coverage is limited to items not included under the general liability package but does include additional environmental liability coverage. Other insurance agreements include a variety of fidelity and performance bonds. Also covered are certain professional errors and omissions and other specific insurance to address identified risks or to meet statutory and regulatory requirements.

The Company's integrated risk insurance, relating to the business of UGG only, incorporates a significant amount of protection against revenue losses due to a specified decrease in grain handling volumes. The Company is permitted to make a claim for its grain handling volume-related losses if industry grain shipment volumes fall below the five-year average of industry grain shipment volumes. There is an $8 million deductible in respect of all losses in any year, including both grain handling volume-related losses and any other losses covered by the policy, including claims for property losses. Company claims related to reduced grain handling volume in respect of UGG's business for the 2001/2002 crop year are limited to a maximum of $7.5 million. The Company has notified the insurer providing its integrated risk insurance that the Company intends to make a claim in respect of anticipated grain handling volume-related losses for the 2001/2002 crop year. Agricore's grain handling volumes are not currently insured. The Company is currently engaged in negotiations with its integrated risk insurer to extend and expand its integrated risk insurance coverage to include Agricore's business and assets.

Inventories

Approximately 60% of the grain handled by the Company is Board Grains. Since the Initial Price paid by the Company to farmers on behalf of the CWB is reimbursed in full together with the actual financing charges incurred, the resulting Board Grain inventories are not generally subject to price fluctuation risk to the Company.

The Company is subject to the risk that Board Grains may be handled by the Company in a manner that results in a loss of grade or that the price relationship between or within grades may change mid-year. In such circumstances, the Company may revise the grades of grain recorded as their inventory by the CWB prior to any price change between grades. These adjusted grades then become the basis for the calculation for the price change. The CWB may make price changes between grades within 45 days of the Company report. This limits risk to activity for the 45 days. Other than in these circumstances, the Company is fully protected by the CWB for changes in the general level of prices for Board Grains.

Where practicable, purchases of Non-Board Grains for the Company's own account are hedged on regulated futures markets utilizing futures contracts. The Company has memberships on the Winnipeg Commodity Exchange, where futures contracts are traded in certain Non-Board Grains. The Company also utilizes other regulated futures markets, such as the Chicago Board of Trade, from time to time as required and utilizes the services of members of those exchanges for a fee.

It is impossible to be completely hedged against Non-Board Grain price movements because of the size of futures contracts and time constraints. The Company maintains an internal policy imposing strict limits on the amount of unhedged Non-Board Grain inventory owned by the Company at any given time. As a

result, the degree to which the Company is at risk for its own unhedged Non-Board Grains at any time is relatively small and poses no material risk to the Company.

Certain commodities traded for the Company's account, such as mustard and forage crops, cannot be hedged on a futures market, as no regulated markets exist for these commodities. Wherever practicable, margins between purchase price and sales price are locked in by "back-to-back" buying and selling.

Environmental, Health and Safety

The Company also faces environmental, health and safety risks due to the handling and storage of hazardous substances such as fertilizers and crop protection products (*e.g.,* pesticides and herbicides). The Company's environmental and occupational health and safety management systems are designed to identify and control such risks in all of the Company's business operations and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits. The Company's crop protection product warehouses have also been audited and conform to the AWSA's standards for crop protection product warehouses.

Foreign Exchange Risks

A sizeable portion of the sales of the Company's own inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets, and such transactions are denominated primarily in U.S. dollars. The Company hedges substantially all foreign currency transactions by using options, futures currency contracts or forward exchange contracts.

Seasonality

The Company's earnings follow the seasonal activity pattern of Western Canadian grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The peak period for the sales of crop input products is May to July, corresponding with the start of the growing season, followed by an increased level of crop protection product sales in the late fall. Livestock feed product sales are relatively constant throughout the year. The sales patterns of the Company's grain handling and crop production services businesses have a significant effect on the Company's quarterly results of operations and generally result in lower earnings in the first and second quarters of the fiscal year and significantly higher earnings in the last quarter of the fiscal year.

FINANCIAL HIGHLIGHTS

Reference is made to the audited comparative annual consolidated financial statements of UGG, including the notes thereto, for the year ended July 31, 2001, together with the auditors' report thereon, which financial statements, notes and auditors' report are incorporated herein by reference. The following information relates exclusively to the operations of UGG.

The Company became a public company on July 28, 1993. Subsequent to its initial public offering under which the Company issued 1,220,510 Limited Voting Common Shares at $8 per share, the following issues and redemptions of share capital have occurred:

April 1994	The Company issued 2,000,000 Limited Voting Common Shares at $9 per share upon the conversion of Special Warrants.
November 1996	The Company issued 2,000,000 Limited Voting Common Shares to the public at $11 per share.
August to September 1997	In August 1997, the Company issued 4,828,320 Limited Voting Common Shares to ADM Agri-Industries, Ltd., a wholly-owned subsidiary of ADM, which then converted a debenture, issued in May 1997, to 2,207,250 Limited Voting Common Shares, both at $16 per share. In September 1997, UGG repurchased 3,908,650 of its Limited Voting Common Shares at $16 per share.
October 1997	The Company issued 750,000 Limited Voting Common Shares to Marubeni Corporation at $16.00 per share.
July 2000 to June 2001	Pursuant to a normal course issuer bid announced June 26, 2000, the Company purchased 64,100 of its Limited Voting Common Shares for cancellation. The bid ended effective June 27, 2001.
August 1993 to July 2001	Since August of 1993, the Company has issued 97,499 Limited Voting Common Shares upon conversion of its Series A Convertible Preferred Shares.
January 1994 to July 2001	Since January of 1994, the Company has issued 828,325 Limited Voting Common Shares under three of its share plans (Employee Share Purchase Plan, Executive Stock Option Plan and Directors' Share Compensation Plan).

In addition, on November 1, 2001 the Company issued 20,492,305 Limited Voting Common Shares at $11.77 per share to Agricore stakeholders in exchange for their economic interest in Agricore. On December 11, 2001, the Company filed a short form prospectus to issue 6,709,359 Limited Voting Common Shares to the public at $8 per share.

Financial Highlights
(in thousands, except ratio and per share amounts)

	As at or For the Year Ended July 31,	
	2001	2000
Sales and Income		
Sales and revenue from services	$1,854,934	$1,779,789
Gross profit and revenue from services	222,161	203,071
Earnings before interest, taxes, depreciation and amortization (EBITDA)	64,073	48,821
Operating income before unusual items	35,935	22,441
Usual items (net of tax)	(4,609)	(8)
Net earnings	11,746	2,183
Cash flow provided by operations[(1)]	39,932	28,956
Cash flow before interest, securitization expenses and income tax	55,963	48,619
Interest and securitization expenses	19,139	17,350
Income tax expense (recovery)	(3,108)	2,313
Per Limited Voting Common Share		
Net income		
Basic	$ 0.63	$ 0.06
Fully diluted	N/A	N/A
Net income, before unusual items (net of tax)	0.91	0.06
Cash flow provided by operations	2.31	1.66
Limited voting common shareholders' equity	12.62	12.14
Book value[(2)]	13.07	12.62
Financial Position		
Working capital	$ 68,106	$ 70,891
Total assets	603,282	599,431
Long-term debt (including current portion)	136,462	150,270
Shareholders' equity	234,151	226,273
Total capitalization	430,551	442,895
Additional Information		
Return on capital employed[(3)]	5.59%	3.52%
Return on average common shareholders' equity, before unusual items[(4)]	7.33%	0.52%
Ratio of current assets to current liabilities	1.36	1.40
Capital expenditures	$ 18,316	$ 48,361
Acquisition of businesses and trade investments	$ 11,426	$ 8,005
Number of employees at year end	1,561	1,585
Employment costs	$ 80,787	$ 79,809
Dividends declared per share		
Limited voting common shares	$ 0.25	$ 0.25
Series A convertible preferred shares	$ 1.00	$ 1.00

(1) Cash flow from operations represents net earnings adjusted for depreciation and amortization, deferred pension recovery, deferred income taxes and investment tax credits, equity investment earnings and the (gain)/loss on disposal of capital assets.

(2) Book value per share is derived by dividing shareholders' equity at year end by the total number of Limited Voting Common Shares outstanding at year end as if the preferred shares had been converted on a one-to-one basis.

(3) This ratio is calculated by dividing earnings before interest and excluding securitization expenses and taxes for the year by the Company's average capital employed for the year (accounts receivable and prepaid expenses plus inventories, plus capital and other assets, less accounts payable, accrued expenses, and dividends payable, net of securitized accounts receivable and grain held for the account of the CWB).

(4) This ratio is calculated by deducting the preferred share dividend from earnings before unusual items (net of tax) and dividing the result by the annual average of shareholders' equity less preferred shares outstanding.

Quarterly Financial Information
(in thousands, except per share amounts)

	Year Ended July 31, 2001			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales and Income				
Sales and revenue from services[(1)]	$333,223	$478,384	$422,312	$621,015
Gross profit and revenue from services[(2)]	38,948	56,511	46,915	79,787
Earnings before interest, taxes, depreciation and amortization (EBITDA)	3,636	17,675	6,360	36,402
Earnings before interest, securitization expenses and taxes	(3,043)	10,586	(691)	29,083
Net earnings (loss)	(5,186)	8,320	(2,478)	11,090
Cash flow provided by operations	2,236	10,952	4,595	22,149
Per Limited Voting Common Share[(3)]				
Sales and revenue from services	$ 19.78	$ 28.41	$ 25.09	$ 36.91
Gross profit and revenue from services	2.30	3.34	2.77	4.73
Cash flow from operations	0.12	0.63	0.26	1.30
Earnings (loss) – Basic	(0.32)	0.48	(0.16)	0.64
Dividends declared				
Limited voting common shares	–	–	–	0.25
Series A convertible preferred shares	–	–	–	1.00
Weighed average limited voting common shares	16,830	16,829	16,809	16,806

	Year ended July 31, 2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Sales and Income				
Sales and revenue from services[(1)]	$344,013	$476,581	$388,316	$570,879
Gross profit and revenue from services[(2)]	36,222	49,305	50,669	66,875
Earnings before interest, taxes, depreciation and amortization (EBITDA)	1,429	10,175	11,374	25,843
Earnings before interest, securitization expenses and taxes	(4,341)	4,212	4,495	18,075
Net earnings (loss)	(5,195)	(281)	111	7,548
Cash flow provided by operations	1,064	5,747	7,765	14,380
Per Limited Voting Common Share[(3)]				
Sales and revenue from services	$ 20.44	$ 28.31	$ 23.06	$ 33.91
Gross profit and revenue from services	2.13	2.90	2.98	3.95
Cash flow from operations	0.03	0.31	0.43	0.83
Earnings (loss) – Basic	(0.33)	(0.03)	(0.01)	0.43
Dividends declared				
Limited voting common shares	–	–	–	0.25
Series A convertible preferred shares	–	–	–	1.00
Weighed average limited voting common shares	16,806	16,822	16,825	16,828

(1) Sales and revenue from services consists primarily of the gross sales value of grains, crop production inputs and feed, as well as service revenues, such as those earned for cleaning and elevating grain in the terminal and those derived from the Company's farm publications.

(2) Gross profit and revenue from services consists of gross profit (sales less cost of sales) earned on grain, crop production inputs, feed and livestock, as well as the service revenues described above.

(3) Based on weighted average Limited Voting Common Shares outstanding for each period.

Three-Year Summary

(in thousands of dollars, except ratios and per share amounts)

	As at or For the Year Ended July 31,		
	2001	2000	1999
Sales and revenue from services	$1,854,934	$1,779,789	$1,818,547
Gross profit and revenue from services	222,161	203,071	195,458
Earnings before interest, taxes, depreciation and amortization (EBITDA)	64,073	48,821	42,897
Earnings before interest, securitization expenses and income taxes	35,935	22,441	22,110
Net earnings before income taxes and unusual items	16,796	5,091	8,067
Net earnings	11,746	2,183	3,575
Cash flow provided by operations	39,932	28,956	29,852
Total assets	603,282	599,431	544,480
Working capital	68,106	70,891	119,249
Total long-term debt	136,462	150,270	150,343
Total debt (short-term financing and long-term debt)	211,042	217,069	165,578
Series A convertible preferred shares	22,105	22,105	22,109
Current ratio	1.36	1.40	2.09
Adjusted leverage ratio	39.88%	52.82%	48.81%
Return on average common equity before unusual items	7.33%	0.52%	1.17%
Per share(1)			
Earnings before unusual items (net of tax)	0.91	0.06	0.15
Earnings	0.63	0.06	0.15
Cash flow provided by operations	2.31	1.66	1.72
Weighted average of limited voting common shares outstanding	16,818	16,820	16,749
Dividends declared per share			
Limited voting common shares(1)	0.25	0.25	0.25
Series A convertible preferred shares	1.00	1.00	1.00
Licenced grain storage capacity (tonnes)			
Country elevators	692	787	831
Terminal elevators	424	424	424
Number of elevators	84	102	128

Note: Certain comparative amounts have been reclassified to conform with current year presentation.

(1) Based on average Limited Voting Common Shares outstanding for each period.

The following factors affect the comparability of the data in the above three-year summary of financial data.

Fiscal 2001

Under the terms of a restructuring plan to rationalize operations at 42 locations, the Company recorded a $15 million ($8.8 million after tax) provision representing the estimated asset write-downs, dismantling costs and other cash expenses.

The Company purchased non-participating insurance contracts on behalf of the retirees in one of its defined benefit plans which resulted in a partial settlement of the plan obligation. As a result of the settlement, the Company recorded a non-cash increase in the deferred pension asset and a related non-cash gain on settlement of $6.8 million ($4.2 million after tax).

Effective August 1, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for future taxes. As a result, the Company recorded an increase of $1.5 million to opening retained earnings. In addition, the Company recorded income tax gains of $6.5 million related to changes in federal and provincial income tax rates.

Fiscal 2000

The Company converted one of its defined benefit plans to a defined contribution plan effective January 1, 1999. As a result of the settlement of part of the plan's defined benefit obligations – pursuant to a lump sum transfer on February 29, 2000 – the Company was required to recognize a $10.4 million ($5.7 million after-tax) non-cash increase in the deferred pension asset for unamortized experience gains.

Under the terms of a restructuring plan to rationalize operations at 31 locations, the Company recorded an $11 million ($5.7 million after tax) provision representing estimated asset write-downs, dismantling costs and other expenses.

The Company changed its accounting policy for other post-employment benefits to charge the cost of post-employment benefits to income in the period in which the employee services are rendered. Prior to this change, the cost of these benefits was expensed as paid by the Company. The change was applied retroactively without restatement, resulting in a charge to retained earnings at August 1, 1999 of $7.9 million ($4.3 million after tax).

The Company has agreements to securitize trade receivables and amounts receivable in respect of grain purchased on behalf of the CWB. These securitized agreements resulted in a $180 million reduction in short-term borrowings at July 31, 2000.

Fiscal 1999

On July 7, 1999, the Company increased its long-term debt with a Canadian chartered bank from $100 million to $150 million.

The Company has agreements to securitize trade receivables and amounts receivable in respect of grain purchased on behalf of the CWB. These securitized agreements resulted in a $179 million reduction in short-term borrowings at July 31, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the management's discussion and analysis of financial condition and results of operations of the Company for the year ended July 31, 2001, which is incorporated herein by reference.

DIVIDEND RECORD AND POLICY

The Company has paid dividends in 92 of the past 95 years, having missed dividend payments three times in the 1930s as a result of a prolonged prairie-wide drought. Since the Company's 1993 capital reorganization, the board of directors of the Company has declared and paid an annual cash dividend on the Limited Voting Common Shares of $0.25 per share and on the Series A Convertible Preferred Shares of $1.00 per share.

On September 1, 2001, the Company paid a dividend of $0.25 per Limited Voting Common Share to the shareholders of record at July 31, 2001. On the same date, the Company paid a dividend of $1.00 per Series A Convertible Preferred Share to shareholders of record at the close of business on July 31, 2001.

The board of directors of the Company intends to continue declaring and paying annual dividends on the Limited Voting Common Shares of approximately $0.25 per share and on the Series A Convertible Preferred Shares of $1.00 per share. This policy will be reviewed from time to time in light of the Company's cash flow, earnings, financial position, and other factors considered relevant by the board of directors. The Company anticipates that the board of directors of the Company will next consider the payment of dividends in September 2002. The New Credit Facilities include a covenant prohibiting the

Company from paying dividends if there is a continuing event of default under the New Credit Facilities or if the Company fails to maintain certain specified financial ratios.

MARKET FOR SECURITIES

As at July 31, 2001, both the Limited Voting Common Shares and the Series A Convertible Preferred Shares of the Company were listed on the TSE.

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth the name of each director of the Company, his municipality of residence, position with the Company, principal occupation during the past five years, period during which each director has served and the year in which his position as a director expires:[1]

Name, Municipality of Residence and Education	Position	Principal Occupation	Period as a Director	Term of Office Expires
Theodore M. Allen[2][8] Calgary, Alberta B.A. (Economics), University of Alberta	Director	Chairman and President of the Company	Since 1973	2004
Hugh F. Drake[4][5] Elkhorn, Manitoba	Director	Farmer	Since 2001	2002
Wayne W. Drul[2][5][6] Oakburn, Manitoba	Director	Farmer and Manitoba Vice President of the Company	Since 1994	2004
Craig L. Hamlin[6][8][9][10] Leawood, Kansas Business Administration Degree, Friend's University	Director	Corporate Director; Prior to that, Senior Vice President of ADM (agribusiness) (2000 – 2001); Prior to that, Group Vice President of ADM (until 2000)	Since 1998	2004
Burnell D. Kraft[3][9][10] Decatur, Illinois B.A. Accounting and Economics, Southern Illinois University	Director	Corporate Director; Prior to that, Senior Vice President of ADM (agribusiness) (untill 2000)	Since 1997	2003
Maurice A. Lemay[3][7] Tangent, Alberta	Director	Farmer	Since 1994	2003
Donald W. Lunty[4][5] Forestburg, Alberta B.Sc. Agriculture, University of Alberta	Director	Farmer	Since 2001	2004
Mel A. McNaughton[2][3][7] Rumsey, Alberta	Director	Farmer and First Vice President of the Company	Since 2001	2002
Kenneth M. Motiuk[2][4][6] Mundare, Alberta	Director	Farmer and Alberta Vice President of the Company	Since 1990	2002

Name, Municipality of Residence and Education	Position	Principal Occupation	Period as a Director	Term of Office Expires
B.Sc. Agricultural, University of Alberta		President of the Company		
Rob Pettinger[6][7] Elgin, Manitoba	Director	Farmer	Since 2001	2004
Neil D. Silver[5][6] Winnipeg, Manitoba Diploma in Agriculture (Honors), Olds Agricultural and Vocational College	Director	Farmer	Since 2001	2003
Ernest J. Sirski[4][5] Dauphin, Manitoba Agricultural Diploma, University of Manitoba	Director	Farmer	Since 1993	2003
James M. Wilson[3][4] Darlingford, Manitoba Chartered Accountant	Director	Farmer	Since 2001	2003
Francis W. Woodward[3][9] Calgary, Alberta	Director	Corporate Director;	Since 1993	2002
Terry V. Youzwa[2][3][7] Nipawin, Saskatchewan B.Sc. in Agricultural Engineering from the University of Saskatchewan	Director	Farmer and Saskatchewan Vice President of the Company	Since 1990	2002

(1) In connection with the Merger, the Company adopted a transitional by-law ("By-Law No. 42"), which came into force on November 1, 2001, under which delegates of Agricore, in the case of Agricore, and the board of directors of the Company, in the case of the Company, selected six of their existing member-elected directors to serve as directors of the Company after the Merger. The three directors of UGG who are not member-directors and who were elected by the Company's shareholders continue to serve their existing terms. Immediately prior to the Merger, the directors of the Company were Theodore M. Allen, Terry V. Youzwa, Wayne W. Drul, Kenneth M. Motiuk, Craig L. Hamlin, Brett Halstead, Burnell D. Kraft, Maurice A. Lemay, Jeffrey E. Nielsen, Henry J. Penner, Ernest J. Sirski, Spence Sutter, Francis W. Woodward and Gordon Cresswell.

(2) Member of the Executive Committee.

(3) Member of the Audit Committee.

(4) Member of the Grants, Donations and Education Committee.

(5) Member of the Risk Management Committee.

(6) Member of the Compensation/Pension Committee.

(7) Member of Member Advisory Group Review Committee.

(8) Member of the Grain Operations Committee.

(9) Non-member director.

(10) ADM nominee.

Senior Management

The following is a brief biography of each of Agricore United's officers and senior management.

Theodore M. Allen has served as President and Chairman of the Board since November 1990. He has been a director of the Company since 1973. Mr. Allen has extensive experience in the agricultural sector, having farmed near Taber, Alberta for over 25 years. He has also served as Chairman of the Canada Grains Council, and as a member of the Sectoral Advisory Group on International Trade (agriculture), a consultative group appointed by the Government of Canada to advise on the Uruguay Round of trade

negotiations. Mr. Allen also served as a Director of Prince Rupert Grain Limited and was a Director of the Royal Bank of Canada. He is 60 years old and holds a Bachelor of Arts in Economics from the University of Alberta. Mr. Allen resides in Calgary, Alberta.

Brian Hayward has served as Chief Executive Officer since January 1991. From 1988 to 1991, he served as Manager of Grain Marketing Operations overseeing domestic and international trading activities and UGG's Transportation Department. From 1986 to 1988, he served as Manager of the Company's Research and Consulting Department, which he was instrumental in developing. From 1981 to 1986, he served as a Grain Marketing Analyst and Commodity Trader with the Company. He is a member of the Board of Governors and a former Chairman of the Winnipeg Commodity Exchange. Mr. Hayward is 45 years old and holds a Master of Science degree in Agricultural Economics from McGill University. Mr. Hayward resides in Oakbank, Manitoba.

Peter G. M. Cox joined the Company in January 1995 as the Chief Financial Officer. Prior to joining the Company, he served as Vice-President, Finance of a publicly-traded Canadian manufacturing company, as Corporate Controller of a U.K. multinational company and with an international firm of public accountants. He holds a Bachelors degree in Economics, a Masters degree in Business Administration and is a U.K. Chartered Accountant and a Canadian Certified Management Accountant. He is 58 years old. Mr. Cox resides in St. Andrews, Manitoba.

Thomas W. Kirk joined the Company in 1996 and has served as the Corporate Secretary since January 2000 while continuing his responsibilities as Corporate Counsel. From 1975 to 1996, he practised law as an associate and subsequently as a partner with Thompson Dorfman Sweatman in Winnipeg. Upon joining the Company, he served as Corporate Counsel and in 1997 was appointed Associate Secretary. Mr. Kirk is 55 years old, holds a Bachelor of Law degree from the University of Manitoba and is a Fellow of the Chartered Institute of Secretaries and Administrators.

Christopher W. Martin has served as Corporate Counsel since February 1994 and General Counsel since February 1996. From 1982 to 1994, he practised law as an associate and subsequently as a partner with Wolch, Pinx, Tapper and Scurfield. Mr. Martin is 43 years old and holds a Bachelor of Law degree from the University of Manitoba.

Palmer Douglas Wilfred Anderson has served as Managing Director, Farm Business Communications since July 1991. He joined the Company in 1988 as Customer Service Supervisor with Public Press Printing. Between 1989 and 1991, he served as Assistant Manager and later Manager of the Company's printing operations. Mr. Anderson brings to his current role over 30 years of printing and publishing experience. He is 60 years old.

Ronald J. Enns has served as Managing Director, Farm Sales and Service since August 1995. He joined the Company in 1986 as a Research Analyst and also served as Managing Director, Corporate Development. Prior to joining the Company, Mr. Enns gained experience in the agricultural sector through positions held in both government and commercial farming. He is 47 years old and holds a Bachelor of Arts from the University of Winnipeg and a Diploma in Agriculture and Master of Science in Agricultural Economics from the University of Manitoba.

Stanley Murdoch MacKay has served as Managing Director, Terminal Services Division since September 1985. Since joining the Company in 1979 as a Grain Trader in the Commodity Marketing Division, he has served in various management capacities with the Terminal Services Division. He is a Director of the Canada Pools Clearance Association. Mr. MacKay is 50 years old, and holds Bachelor of Arts degrees from Carleton University and the University of Manitoba.

William R. McGill joined the Company in December 1993 as Managing Director, Livestock Services Division. Prior to joining the Company, he served as Chief Executive Officer of Carleton Hatcheries and Dunn-Rite Food Products. He holds a Bachelor of Science degree in Engineering from the University of

Manitoba and a Master of Science degree in Applied Science from the University of Waterloo. Mr. McGill is 55 years old and resides in Calgary, Alberta.

Harold Schmaltz became the Managing Director, Crop Production Services of the Company on the completion of the Merger. Prior to the Merger, Mr. Schmaltz was Agricore's General Manager, Agri Business. Mr. Schmaltz has spent his entire career in the agricultural industry. He joined Agricore (then Alberta Wheat Pool) in 1984. He is 44 years old and holds an MBA from the University of Calgary. Mr. Schmaltz resides in Calgary, Alberta.

Gary J. Timlick became the Managing Director, Corporate Development and Investor Relations of the Company on the completion of the Merger. Prior to the Merger, he served as the Chief Financial Officer of Agricore and, prior to the creation of Agricore, was the Chief Financial Officer of Manitoba Pool Elevators. He holds a Bachelor of Commerce from the University of Manitoba and is a Chartered Accountant. Mr. Timlick is 44 years old.

Gerald O. Valois has served as Managing Director, Human Resources since he joined the Company in December 1991. From 1989 to 1991, he operated his own management consulting practice, and from 1985 to 1989, he served as Vice President of Human Resources with InterCity Gas Corporation. Mr. Valois is 53 years old and holds Bachelors degrees in Arts and Education from the University of Manitoba.

Edgar Bradley Vannan has served as Managing Director of Merchandising and Transportation Services since June 2000. He joined the Company as Regional Manager, Southern Alberta in the Farm Sales and Services Division in 1994 and has served in progressively more responsible management capacities within the Merchandising and Transportation Services division since. Prior to joining the Company, he spent 10 years merchandising grain for another agri-business company. Mr. Vannan is 39 years old and holds a Bachelor of Science Degree in Agriculture from the University of Manitoba.

Guy L. Wood has served as Managing Director, Management Information Systems since he joined the Company in May 1985. From 1981 until he joined the Company, he served as Corporate Director of computing with K-Tel International. Mr. Wood has over 30 years of management information experience. He is 58 years old.

Unless otherwise noted, members of senior management reside in Winnipeg, Manitoba.

The directors and senior management of the Company, as a group, beneficially own or control, directly or indirectly, 202,839 of the outstanding Limited Voting Common Shares as at December 1, 2001, which represents 0.5% of the outstanding Limited Voting Common Shares.

ADDITIONAL INFORMATION

Additional information, including information concerning corporate governance practices, executive compensation and indebtedness, principal holders of Limited Voting Common Shares, share incentive plans and interests of insiders in material transactions, where applicable, is contained in the management proxy circular for the annual general meeting of the Company held on November 7, 2001. Copies of the management proxy circular may be obtained upon request from the Corporate Secretary of the Company, 2800 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3K6.

When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Company will provide the following upon request being made to the Corporate Secretary of the Company:

(i) one copy of the most recent annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into such annual information form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with an accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of such management proxy circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above.

At any other time, one copy of any of the documents referred to in paragraphs (i), (ii) and (iii) above shall be provided upon request being made to the Corporate Secretary of the Company with the understanding that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

10. Annual Information Form of UGG for the fiscal year ended October 31, 2002


Agricore
United™

UNITED GRAIN GROWERS LIMITED

ANNUAL INFORMATION FORM

For the 15 Months Ended October 31, 2002

January 22, 2003

TABLE OF CONTENTS

In this annual information form, "Agricore United" and the "Company" refer to United Grain Growers Limited, carrying on business as Agricore United, and its subsidiaries (including Agricore Ltd.), unless otherwise indicated or the context otherwise requires. "UGG" refers to United Grain Growers Limited and its subsidiaries as they existed prior to the merger of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. completed on November 1, 2001 (the "Merger").

In this annual information form, pro forma basis refers to the presentation of financial or other information for Agricore Cooperative Ltd. and UGG as if the Merger had occurred on November 1, 1999. The pro forma financial and other information is not a Canadian generally accepted accounting principals measure and does not reflect any adjustments that would result from accounting for the acquisition of Agricore Cooperative Ltd. under the purchase method of accounting. The pro forma financial and other information would also not be indicative of what might have occurred had the acquisition been made on an earlier date nor is it indicative of future events.

FORWARD-LOOKING STATEMENTS

This annual information form includes or incorporates by reference certain statements that are "forward-looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this annual information form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as further anticipated synergies resulting from the merger of the businesses of UGG and Agricore Cooperative Ltd., the integration of the information technology platforms of UGG and Agricore, future capital expenditures (including the amounts and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including those risk factors discussed under "Risk Factors" and elsewhere in this annual information form and the documents incorporated by reference. These risk factors include: poor weather conditions; agricultural commodity prices; the Company's financial leverage; the Company's additional funding requirements; international trade and political uncertainty; competition; domestic regulation; environmental risks; diseases and other livestock industry risks; acceptance of genetically modified products; utilization of farm inputs; labour disruptions; the Company's dependence on key personnel; technological advances; credit risk; foreign exchange risk; integration risks and costs related to the merger of the businesses of UGG and Agricore Cooperative Ltd.; competition matters related to the merger; and the provisions of the *United Grain Growers Act*. Certain of these risk factors are beyond the control of the Company. Consequently, all of the forward-looking statements made in this annual information form and the documents incorporated herein by reference are qualified by these cautionary statements and other cautionary statements or factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual results or developments anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

CORPORATE STRUCTURE

Overview

United Grain Growers Limited, carrying on business as Agricore United™ ("Agricore United" or the "Company"), is one of Canada's leading agri-businesses, and is the result of the combination of the businesses of UGG and Agricore Cooperative Ltd. pursuant to a plan of arrangement involving UGG, Agricore

Cooperative Ltd. and a wholly-owned subsidiary of Agricore Cooperative Ltd. completed on November 1, 2001. The registered head office of the Company is 28th Floor, 201 Portage Avenue, TD Centre, Winnipeg, Manitoba R3C 3A7. The Company's limited voting common shares ("Limited Voting Common Shares") are listed on the Toronto Stock Exchange (the "TSX") and trade under the symbol "AU".

The Company was originally incorporated in 1906 under *The Manitoba Joint Stock Companies Act* as The Grain Growers' Grain Company Limited. In 1911, the Company received a Dominion charter under a Special Act of the Parliament of Canada. In 1917, The Grain Growers' Grain Company Limited and The Alberta Farmers' Co-operative Elevator Company Limited amalgamated to form United Grain Growers Limited. In December 1992, the Company was continued under the *United Grain Growers Act* (the "UGG Act"), a Special Act of the Parliament of Canada. See "- United Grain Growers Act" below. The Company's corporate structure was reorganized in 1993 prior to the Company's initial public offering.

Agricore was the result of the amalgamation of Manitoba Pool Elevators and Alberta Wheat Pool under *The Co-operatives Act, 1996* (Saskatchewan) on November 1, 1998. Manitoba Pool Elevators was organized in 1925 and operated its business in Manitoba continuously until the 1998 amalgamation. Alberta Wheat Pool was organized in 1923 and operated its business continuously in Alberta and northeastern British Columbia until the 1998 amalgamation.

The Merger was effected on November 1, 2001 pursuant to a court-approved plan of arrangement involving the Company, Agricore Cooperative Ltd. and Agricore Ltd., a wholly-owned subsidiary of Agricore Cooperative Ltd. Pursuant to the plan of arrangement:

- Agricore Cooperative Ltd. was continued from a co-operative existing under *The Co-operatives Act, 1996* (Saskatchewan) to a corporation existing under the *Canada Business Corporations Act* (the "CBCA");
- the Company acquired all of the equity of Agricore Cooperative Ltd. from its shareholders and equity members in exchange for 20,492,305 Limited Voting Common Shares; and
- Agricore Cooperative Ltd. and its wholly-owned subsidiary Agricore Ltd. were amalgamated.

As a result, Agricore Cooperative Ltd.'s successor corporation, Agricore Ltd. ("Agricore"), is now a wholly-owned subsidiary of the Company existing under the CBCA.

United Grain Growers Act

The following summary of certain provisions of the UGG Act is not complete and is qualified in its entirety by the detailed provisions of the UGG Act. The UGG Act incorporates by reference certain provisions of the Canada Business Corporations Act (the "CBCA"), which, with certain exceptions described below, relate to matters not covered by the UGG Act and that are not in conflict with the UGG Act.

The UGG Act mandates a fifteen person board of directors, twelve of whom are "member-directors" to be elected at the annual meeting of members and three of whom are "non-member directors" to be elected at the annual meeting of holders of Limited Voting Common Shares. A non-member director must not be a member of the Company. Unless the Company's by-laws otherwise provide, a member-director must be a member and a holder of Limited Voting Common Shares. Of the twelve member-directors, pursuant to recent changes to the Company's general by-law, following each annual members' meeting, two must reside in each of Manitoba, Saskatchewan and Alberta (other than the Peace River District), and one must reside in the Peace River District of Alberta or British Columbia. The changes to the general by-law provide that at each annual members' meeting, an election of member-directors will first occur, if required, to satisfy vacancies in respect of these residency requirements. Following such election, a subsequent election will occur, if required, to satisfy any remaining vacancies resulting from the expiration of any other terms of office. Any vacancy not filled at such elections may be filled by a quorum of the board of directors in accordance with the terms of the general by-law. The changes have been approved by the board of directors and will be put to the shareholders of the Company for approval at the annual and special shareholders' meeting to be held on February 5, 2003. The directors are entitled to fill any vacancy arising by virtue of death or disability of a director or a director ceasing to be qualified to so act, which

would include a change of residence of a director if such change results in the residency requirements of member-directors not being met. Directors are elected for staggered terms of three years. Shareholders are entitled to remove any non-member director by resolution approved by the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special meeting called for such purpose (a "75% Resolution").

The provisions of the UGG Act dealing with the qualifications, residency or numbers of directors, the procedure for director nomination and election, term of office for directors and the structure of membership in the Company, may only be altered if approved by a 75% Resolution. In addition, if approved by a 75% Resolution, the Company can be continued under the CBCA (following which all of the directors of the Company would be elected by shareholders, there would be no qualifications for directors other than those required by the CBCA and the Company would be subject to all of the provisions of the CBCA). Any other change to the UGG Act requires the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders. Any amendment to the UGG Act would require a petition to Parliament for a special act to effect such amendment.

The provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation, and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. In addition, the provisions of the CBCA relating to takeover bids, including compulsory rights of acquisition available following substantial acceptance of a takeover bid, do not apply to the Company. However, any takeover bid for the Limited Voting Common Shares would be subject to the procedural and substantive provisions of applicable securities legislation in the jurisdictions in which the holders of Limited Voting Common Shares reside.

Members of the Company

Members are farming customers of the Company. The Company had 32,934 members as at July 31, 2002. The Board of Directors has established, by by-law, qualifications for members, conditions of membership and provisions for the governance of members. Individuals may apply to the Company to become a member, if they are a farmer, owner or lessee of a farm, either directly or through a corporation, partnership, firm, colony or joint farming operation, and have done at least $3,000 of business with the Company during the past two fiscal years. Members of Agricore immediately prior to the Merger became members of the Company immediately after the Merger until July 31, 2002, following which the membership of such members continued if such members had done at least $3,000 of business with the Company (or Agricore Cooperative Ltd.) during the past two fiscal years. Members are grouped on the basis of territorial districts or member advisory groups.

A member is entitled to attend general membership meetings of the Company, is eligible to act as a director of a member advisory group, may participate in the nomination and election of delegates to the annual meeting of members, is eligible to act as a delegate and, subject to other qualifications, is eligible to be a member-director of the Company. Delegates and directors must also be shareholders of the Company. A member (as such) is not entitled to share in any profit or distribution of the Company and is not entitled to participate in the distribution of assets upon dissolution or winding-up of the Company. Members must approve any dissolution and liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purpose of voting only.

Strategic Alliance with ADM

The Company and Archer Daniels Midland Company ("ADM") have entered into agreements (the "ADM Agreements") creating a strategic alliance between the two companies in respect of the Company's grain handling business and ADM's downstream processing operations. The following is a summary of the principal terms of the ADM Agreements:

- Agricore United agreed to support the election of (i) two nominees of ADM to Agricore United's board of directors for so long as ADM owns at least 15% of the outstanding Limited Voting Common Shares and (ii) one nominee of ADM to Agricore United's board of directors if ADM owns less than 15% of the Limited Voting Common Shares, but is the largest single holder of Limited Voting Common Shares;
- until November 1, 2004, ADM will be prohibited from acquiring more than 25% of the outstanding Limited Voting Common Shares (except pursuant to the pre-emptive right referred to below and pursuant to a take-over bid for all of the Limited Voting Common Shares);
- after November 1, 2004, ADM will be prohibited from acquiring more than 45% of the outstanding Limited Voting Common Shares (except pursuant to a take-over bid for all of the Limited Voting Common Shares);
- ADM's standstill agreement, the principal terms of which are summarized in the two preceding bullets, will terminate on the date on which ADM owns less than 15% of the Limited Voting Common Shares for a period of six consecutive months and is no longer the largest single holder of Limited Voting Common Shares at the end of such six-month period;
- until November 1, 2004, ADM will have a pre-emptive right in respect of any treasury offering by the Company of Limited Voting Common Shares (or securities convertible into or exchangeable for Limited Voting Common Shares) to increase its share ownership to up to 45% of the outstanding Limited Voting Common Shares;
- after November 1, 2004, ADM will have a pre-emptive right to maintain its proportionate shareholding in the Company; and
- if any third party makes a proposal to acquire Agricore United or all or substantially all of its assets that has been accepted or recommended by Agricore United, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to Agricore United that the board of directors of Agricore United has determined is more favourable than the proposal made by the third party.

As of the date hereof, ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, owns 9,011,927 Limited Voting Common Shares, representing approximately 19.9% of the outstanding Limited Voting Common Shares. ADM Agri-Industries Company also owns $45 million principal amount of the Debentures. Assuming conversion of all of the Debentures, ADM Agri-Industries Company would own approximately 25.6% of the Limited Voting Common Shares.

Principal Subsidiaries

The following chart identifies the principal subsidiaries through which the Company conducts its business operations and the jurisdiction of incorporation of each company. All subsidiaries shown are directly or indirectly wholly-owned, unless otherwise indicated.


United Grain Growers Limited (Canada)(1)
Agricore Ltd. (Canada)
Unifeed Limited (Manitoba)
XCAN Grain Ltd. (Canada)
Demeter (1993) Ltd. (Minnesota)
Hart Feeds Limited (Manitoba)
Western Co-operative Fertilizers Limited (Canada)(2)
Western Pool Terminals Ltd. (British Columbia) (70%)(3)
Pacific Elevators Limited (Canada) (70%)(3)

Notes:

(1) Existing under the *United Grain Growers Act*, a Special Act of the Parliament of Canada.

(2) Cooperative existing under the *Canada Co-operatives Act*. The Company owns 66 ²/₃% of the cooperative shares (voting), 66 ²/₃% of the common shares (non-voting) and 53% of the special shares (non-voting) of this company.

(3) The Company has entered into an agreement with Saskatchewan Wheat Pool Ltd. to acquire the remaining 30% effective October 1, 2002.

GENERAL DEVELOPMENT OF THE BUSINESS

Agricore United's business consists of linking farmers to end-users of agricultural commodities through the provision of a wide range of goods and commercial services. The Company is the largest grain handling and merchandising company by volume in Western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia), Western Canada's largest crop production services provider and one of Western Canada's largest manufacturers and suppliers of livestock feed products. The Company's principal business activities consist of:

- ***Crop Production Services:*** manufacturing, distributing and retailing crop inputs to farmers, including fertilizers, crop protection products and seed, and providing crop management services using the Company's country grain elevator locations and stand-alone farm service centres;

- ***Grain Handling and Merchandising:*** contracting, marketing and transporting grain from the farm to end-use markets using the Company's 98 country grain elevators, 147 stand-alone farm service centres and seven port terminals in which it has an interest (see also "Business of the Company – Agricore United's Business – Grain Handling and Merchandising");
- ***Livestock Services:*** formulating and manufacturing feed using the Company's seven feed mills, two pre-mix manufacturing facilities and one specialized protein meal blending facility, and retailing feed through the Company's facilities; and
- ***Complementary Businesses:*** engaging in a number of complementary businesses, including farm business communications and financial services.

Agricore United's strategy is to focus on meeting the complete business needs of its customers in order to build long-term value for its shareholders. In the short-term, management priorities remain focussed on its continuing efforts to capitalize on the opportunities created by the Merger , including sustaining the net synergies already realized.

Major events influencing the Company's development since August 1, 1999 that are expected to have a significant influence on future operations include the following:

- In December 2002, the Company reached an agreement in principle with an insurer for a new grain volume insurance program to provide coverage for declines in industry-wide grain handling commency with the 2003/2004 crop year ending July 31, 2004 through crop year 2005/2006. See "Recent Developments – Grain Volume Insurance Program".
- In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks as well as a $109 million 13-year secured term facility from a life insurance company. See "Recent Developments – New Credit Facilities".
- In November 2002, the Company issued $105 million of 9.00% convertible unsecured subordinated debentures (the "Debentures") due in 2007. The proceeds of the issue will be used for general corporate purposes, including to fund potential future acquisitions which complement the Company's existing business. See "Recent Developments - Issuance of Convertible Unsecured Subordinated Debentures".
- Droughts in Western Canada during 2001 and 2002 decreased grain production and industry grain handling volumes in those years. The 2002 drought is expected to further reduce grain tonnes shipped by the industry (including the Company) during the 2002/2003 crop year below the 2001/2002 crop year level. The 2001 and 2002 droughts have also increased livestock feed costs, resulting in a trend towards shipping young hogs and cattle to the United States for finishing. See "Recent Developments – Recent Droughts" and "Risk Factors – Poor Weather Conditions".
- As a result of the continued realization of Merger synergies, annualization of Merger synergies already achieved, cost savings from the consolidation of the Company's grain handling network and the integration of UGG's and Agricore's information technology platforms, the Company expects to realize more than $100 million in cost reductions by July 31, 2003. See "Management's Discussion and Analysis".
- Since the completion of the Merger, the Company has extended access to Agricore United Financial (formerly UGG Financial) to customers of Agricore to finance purchases of crop production inputs. This extension of access has significantly reduced the Company's short term borrowings. See "Business of the Company – Complementary Businesses – Financial Markets & Other Investments - Agricore United Financial".
- In May 2002, the Company completed the sale of its 16.7% interest in CanAmera Foods Limited Partnership ("CanAmera Foods") for cash proceeds of $29 million. The proceeds were used to make non-scheduled repayments of term debt. See "Business of the Company – Complementary Businesses – Financial Markets & Other Investments - Agri-Food Processing".

- On March 27, 2002, the Company entered into a five-year agreement with a Canadian chartered bank to provide for the securitization of both UGG's and Agricore's inventories of grains ("Board Grains") regulated by The Canadian Wheat Board (the "CWB") to a maximum securitized amount of $175 million. See "Recent Developments – Securitization Program".

- In March 2002, the Company's country elevator and crop production services employees (the "Country Operations' Employees") voted in favour of a direct working relationship with the Company instead of representation by the Grain Services Union (the "GSU"). As a result of this vote, the GSU was decertified in April 2002. Currently, only 11% of the Company's employees are unionized and governed by collective agreements. See "Business of the Company – Employees".

- Since February 2002, the Company has divested six country grain elevators in order to address the Canadian Competition Bureau's concerns with respect to certain matters and permit the Merger to proceed. In addition, the Company has reached an agreement with the Commissioner of Competition in relation to the Commissioner's concerns regarding port terminal grain handling services at the Port of Vancouver requiring the Company to divest, at its option, either (i) the Company's port terminal elevator facility in the Port of Vancouver (the "AU Terminal") or (ii) the Vancouver port terminal elevator facility (the "Pacific Terminal") owned and operated by Western Pool Terminals Ltd. ("WPTL") and Pacific Elevators Ltd. ("PEL"), respectively. See "Risk Factors – Competition Matters Related to the Merger".

- On November 1, 2001, the Company completed the Merger, combining the businesses of UGG and Agricore Cooperative Ltd. to form one of Canada's leading agribusinesses.

- In connection with the Merger, on November 1, 2001, the Company and Archer Daniels Midland Company ("ADM") agreed to amend the agreements governing their strategic alliance to reflect the post-Merger ownership and governance structure of Agricore United. Pursuant to these amendments, ADM exercised its pre-emptive rights in connection with the Debenture offering (see "Recent Developments - Issuance of Convertible Unsecured Subordinated Debentures") to purchase $45 million aggregate principal amount of Debentures. Assuming the conversion of all of the Debentures into Limited Voting Common Shares, ADM would own approximately 25.6% of the outstanding Limited Voting Common Shares of the Company. See "Strategic Alliance with Archer Daniels Midland Company".

- In December 2001, the Company completed a public offering of approximately 6.7 million Limited Voting Common Shares issued from treasury at an offering price of $8 per share. Approximately 6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program.

- In February 2001, the Company acquired Pro Form Feeds, a division of Agro Pacific Industries Ltd., which operates a livestock and fish feed mill in Chilliwack, British Columbia. See "Business of the Company – Agricore United's Business – Livestock Services".

- During fiscal 2000, the Company implemented GrowerLink, a web-enabled application developed by the Company, which analyzes customer needs based on their specialization, their detailed sales history and on-farm grain inventories.

- During the 1999 to 2001 fiscal years, the Company continued and substantially completed its infrastructure renewal capital expenditure program to upgrade older, smaller country elevators with new, more efficient, high throughput elevators ("HTEs") at strategic locations and to upgrade certain of its existing conventional country grain elevators to HTEs. Between August 1, 1998 and the completion of the Merger on November 1, 2001, the Company closed 305 country elevators (about 71% of the elevators that were in operation on August 1, 1998) and built 31 HTEs, thereby reducing the total number of its elevators from 428 at August 1, 1998 to 154 at November 1, 2001. The Company invested approximately $249 million in its infrastructure renewal program during the 1999 to 2001 fiscal years. The number of elevators has since been reduced to 98. See "Business of the Company – Agricore United's Business – Grain Handling and Merchandising".

RECENT DEVELOPMENTS

New Credit Facilities

In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks consisting of a $350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in November 2007. The $350 million revolving credit facility was used to refinance the Company's $250 million revolving credit facility, the $50 million revolving credit facility of XCAN Grain Ltd. and for general corporate purposes. The $150 million term facility was used to refinance the Company's existing term debt. The Company also obtained a $109 million 13-year secured term facility from a life insurance company which was used to repay a $100 million bridge loan facility obtained in October 2002 from a Canadian chartered bank. All of the new credit facilities are secured by charges over all the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets.

Issuance of Convertible Unsecured Subordinated Debentures

In November 2002, the Company issued $105 million of Debentures due 2007. The Debentures are convertible, at the option of the holder, at any time on or prior to the maturity date at a conversion price of $7.50 per share. The Debentures may be redeemed by the Company in certain circumstances after November 30, 2005 in cash or by issuing freely tradeable Limited Voting Common Shares. In accordance with Canadian generally accepted accounting principles, approximately $69 million of the Debentures have been classified initially as Shareholders' Equity and approximately $36 million have been classified initially as Long-term Debt. The net proceeds to the Company from the offering of the Debentures will be used for general corporate purposes, including to fund potential future acquisitions which complement the Company's existing business. Pending such use, these proceeds have been used to reduce indebtedness under the Company's revolving credit facility.

Grain Volume Insurance Program

In December 2002, the Company reached an agreement in principle for a new grain volume insurance program with a third party insurer. The new program is a restructuring of UGG's integrated risk insurance program (see "Business of the Company – Risk Management – Insurance") and provides supplementary cash flows to the Company when industry grain shipments fall below the industry's five-year moving average. The program provides cost-effective protection from the risk of material cash flow reductions arising during the 2003/2004 through 2005/2006 crop years should the industry suffer significant shortfalls in grain handling volumes, as typically occur following drought years. The new program also allows the Company to claim a further $4.7 million for the crop year ended July 31, 2002 in addition to the $7.5 million recovered under the integrated risk insurance program. No further claims can be made for the 2002/2003 crop year. The annual limits on grain volume insurance will increase to $25 million, with an aggregate limit of $52.8 million over the initial term. Based on projected industry grain shipments for the year ending July 31, 2003 of about 18 million tonnes, the Company will be entitled to make a claim under the policy in the 2003/2004 crop year if industry grain shipments remain below about 26 million tonnes.

Securitization Program

The Company has an agreement with a Canadian chartered bank to securitize (or sell on a revolving, limited recourse basis) Agricore United's right to receive proceeds under its handling agreement with The Canadian Wheat Board (the "CWB") from the delivery of Board Grains. This five-year agreement terminating in March 2007 provides for the securitization of both UGG's and Agricore's Board Grain inventories to a maximum securitized amount of $175 million. As at October 31, 2002, the aggregate securitized amount was $70 million.

Recent Droughts

In the summer of 2001, the southern portions of Alberta and Saskatchewan experienced a drought, resulting in decreased grain production during the 2000/2001 crop year ended July 31, 2001 which resulted in a 22% reduction in industry grain handling volume during the 2001/2002 crop year. The impact of the 2001 drought on the Company's grain handling volume during the 2001/2002 crop year was similar to the impact on the industry as a whole, with grain shipments down 21% for the 12 months ended July 31, 2002 over the year ended July 31, 2001 on a pro forma basis. The impact on the Company of the reduced grain shipments during the 2001/2002 crop year was mitigated by the receipt of insurance proceeds of $7.5 million under the Company's integrated risk insurance program. However, these proceeds did not completely offset the impact of the 2001 drought on the Company for a number of reasons, including the fact that the integrated risk insurance program only provided insurance coverage related to reduced grain handling volume by UGG and not to reduced grain handling volume by Agricore.

A second, severe drought occurred in the central and northern areas of Alberta and Saskatchewan during the summer of 2002. The 2002 drought negatively impacted the Company's sales of crop inputs for the 15 months ended October 31, 2002, compounding the impact that the lower grain handling volume resulting from the 2001 drought had on the Company's results for the 12 months ended July 31, 2002. See "Management's Discussion and Analysis".

The 2002 drought is expected to further reduce grain tonnes shipped by the industry during the 2002/2003 crop year below the 2001/2002 crop year level, which is expected to have a negative impact on the volume of grain handled by the Company. See "Risk Factors – Poor Weather Conditions". In addition, the integrated risk insurance program described above expired on December 31, 2002 and does not provide any coverage in respect of grain handling volume for the 2002/2003 crop year. See "Business of the Company – Risk Management - Insurance".

The 2001 and 2002 droughts have also resulted in increased livestock feed ingredient prices in Canada, which has made it more costly to feed livestock in Western Canada than in the mid-western United States over the past two years. This has resulted in a trend towards the shipment of young hogs and cattle to the United States for finishing, causing livestock feed sales directed at finishing hogs and cattle to suffer. If this trend were to continue, the livestock finishing business in Western Canada may continue to suffer, which would impact the Company's sales of and margins on livestock feed products. See "Risk Factors — Diseases and Other Livestock Industry Risks".

BUSINESS OF THE COMPANY

Western Canadian Agricultural Industry

In Western Canada there are over 144,000 farms, approximately 32% of which have annual gross revenues exceeding $100,000. The following is a brief overview of the two principal components of Western Canadian agriculture, grain and livestock.

Western Canadian Grain Handling Industry

Western Canada provides an excellent environment for growing grain. Canada is a significant producer and exporter of grains, with an approximate 18% share of world wheat trade. The bulk of productive capacity is in Western Canada. Over the ten crop years ending July 31, 2000 (excluding the recent 2001 and 2002 crop years in which droughts caused significantly reduced production), 95% of Canada's average production (50.5 million metric tonnes) of the "major" grains (wheat, barley, canola, oats, flax and rye) came from this region. Over the last 40 years, Canada's annual production of the major grains has increased from 25.6 million metric tonnes to 51.7 million metric tonnes in the 1999/2000 crop year (see "Recent Developments – Recent Droughts"). Supporting Canada's grain production is a substantial crop production services industry. In the 2000 calendar year, farm

operating expenditures in Western Canada totalled more than $5.4 billion, including $3.1 billion spent on the principal crop production inputs, consisting of approximately $1.4 billion spent on fertilizer, $1.1 billion spent on crop protection products and $600 million spent on seed.

Handling begins with the transportation of the grain from the farm to the country (or primary) elevator. The grain is weighed and graded, and dockage (an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains) is assessed. The farmer is then issued a cheque for saleable grain delivered, based upon the then current price for the grade, reduced by charges levied for freight, elevation, inspection and other items. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill or maltster, or to a port terminal. At either the country elevator or at the port terminal, grain is cleaned to standards set by the Canadian Grain Commission. At the port terminal, the grain for export is again weighed, inspected, graded and dockage is assessed. It is also cleaned, if necessary, and is held until it is transported to end-use customers.

Regulation

Canadian agriculture, in general, and the Western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the *Canada Grain Act* (the "Grain Act") and the *Canada Transportation Act* (the "Transportation Act"). Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact upon the distribution and retailing of fertilizer and crop protection products.

The Canadian Wheat Board

The principal mandate of The Canadian Wheat Board (the "CWB") is to market in an orderly manner, in interprovincial and export trade, grain grown in Canada. The precise role of the CWB varies by commodity, by the use to which a commodity is put and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of Canadian wheat used for human consumption and barley used for malting purposes. The CWB also is the sole export marketing agency for all Canadian wheat and barley. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "Non-Board Grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils, such as Linola oil, canola oil and linseed oil.

The CWB also performs a coordinating role within Canada's grain handling and marketing system by arranging for the sale of Board Grains to domestic or international customers, either directly or through an accredited exporter. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location: principally either at port terminals in Thunder Bay, Ontario or Churchill, Manitoba, one of several transfer elevators along the St. Lawrence Seaway, one of the west coast port terminals in Vancouver or Prince Rupert, British Columbia, or at another location specified by the domestic, U.S. or Mexican end-use customer.

The CWB undertakes many activities aimed at managing the flow of Board Grain from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it should be sold, and the coordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of rail cars to grain handling companies so they may ship Board Grains). The CWB also seeks to ensure that grain is in position at port terminals to meet sales commitments.

Grain handling companies, including Agricore United, act as agents in the handling of Board Grains, with typically about 60% of these firms' total grain volume handled on behalf of the CWB, although the trend is to a

lower proportion of Board Grains. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other items. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and, when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made in a given Board Grain of a particular grade throughout the year, on an averaged or "pooled" basis, less the Initial Price. In the event that the price received by the CWB is lower than the Initial Price paid, the Canadian federal government is required to bridge the shortfall.

At the end of the crop year and the beginning of a new one, grain handling companies handling Board Grains (including Agricore United) perform a two-stage inventory adjustment process. Firstly, on July 31, companies reconcile their Board Grain inventories with the records of the CWB. Differences can occur over time for a number of reasons, including gains and losses from blending, grading and shrinkage. On the basis of the valuation of the reconciled inventories, the companies will either pay to, or receive payment from, the CWB an amount required to adjust the inventories based on prices in effect on July 31. Secondly, on August 1, the companies will restate their inventories at the new Initial Prices, which results in a payment to or from the CWB, depending on whether the new Initial Prices have increased or decreased. The result of this two-stage inventory adjustment process is to adjust the value of the Company's Board Grains to the new Initial Price that the CWB will pay upon delivery in the upcoming crop year.

Recent Reforms

In June 2000, the CWB and the Government of Canada, as represented by the Minister responsible for the CWB, entered into a memorandum of understanding (the "MOU") designed to improve the reliability, efficiency and accountability of the Western Canadian grain handling system. In August 2001, the CWB, the Western Grain Elevator Association and the Inland Terminal Association of Canada reached a tentative three-year agreement that addresses certain issues that remain with respect to the implementation of the MOU. Specifically, under the MOU:

- the CWB put out to tender the handling of a minimum of 25% of its wheat and barley export program during the 2001/2002 crop year (increasing to a minimum of 50% in subsequent crop years);
- a new rail car allocation policy for non-tendered Board Grains has been adopted; and
- new measures designed to ensure accountability on the part of the CWB and the grain handling companies, including third party monitoring, have been implemented.

Tendering Process

The CWB calls for tenders from grain handling companies once a week for Board Grains from its wheat and barley export program and it may accept bids on any portion of the grain that it puts out to tender. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (*e.g.*, the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance. The successful bidders will receive rail car allocations sufficient to transport the Board Grains from their country elevators to the port terminal. Prior to these reforms, there was no tendering process.

Rail Car Allocation

Under the new rail car allocation policy, the CWB allocates rail cars to grain handling companies on a zone basis for delivery of non-tendered Board Grains on the basis of an equal weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks, and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company. There are 13 geographic areas which make up the different zones and it is up to the companies to allocate awarded rail cars among country elevators within the zone. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient rail cars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate rail cars by train run or station. Under the prior policy, rail cars were allocated primarily on the basis of the weighted average of the grain handling company's grain receipts during the prior 52 weeks. Under the prior policy, it was difficult for a grain handling company to increase market share because, even if a grain handling company was able to increase volume of Board Grains put through its country elevator system, it was difficult to obtain the necessary rail cars to transport the grain from the country elevators to the port terminal.

Accountability of Grain Handling Companies and the CWB

Under the agreement, grain handling companies are responsible for delivering a specified quantity, type and grade of Board Grains within a specified time. Failure to do so will result in financial penalties being assessed against the company, including storage or late vessel loading charges incurred by the CWB because of the company's non-performance. The CWB, on the other hand, is responsible for moving grain out of the port terminal within the allotted time. Failure to do so will result in the CWB being held responsible for any storage charges or additional costs incurred by the grain handling companies that arise from the CWB's non-performance.

Canadian Grain Commission

The Canadian Grain Commission (the "Grain Commission") is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the Grain Commission and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and Non-Board Grains. The Grain Act and the regulations thereunder set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities, including such matters as the weighing, grading and treatment of grain, the monitoring of the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards.

Operators of grain handling facilities must obtain a licence from the Grain Commission. Grain is purchased by grain handling companies at a country elevator at a quality standard determined by the Grain Commission. At either the country elevator or the port terminal, grain is cleaned to the Grain Commission's standards. If the grain is shipped to a port terminal for export, it is weighed, inspected and graded by Grain Commission staff as it is unloaded, and also as it is loaded from the port terminal onto ships or rail cars for export. The final certificate issued for each export shipment of grain is internationally recognized and accepted as the Grain Commission's guarantee of grain quality and quantity.

Canada Transportation Act

The Transportation Act establishes the legal framework for the transportation of grains in Western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

In recent years, CN Rail and the Canadian Pacific Railway have increased the freight discounts available to grain handling companies for multiple car shipments. The discounts currently range from $1.00 per metric tonne on blocks of 25 cars to $6.00 per metric tonne on blocks of 100 or more cars. Grain companies have rapidly increased the amount of grain shipped under these discounted rates. Approximately 90% of grain traffic is now shipped in blocks of 25 cars or greater, compared to about 15% in 1997, and the Company expects the prevalence of such multi-car blocks to increase to 95% by 2003.

Non-Board Grains

Non-Board Grains are subject to the Grain Act, and certain Non-Board Grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act*. As a result, the price paid by grain handling companies to farmers for Non-Board Grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of Non-Board Grains to port terminals or directly to end-use customers.

Grain Elevator Consolidation

Over the last few years, the Western Canadian grain handling industry has undergone a rapid and significant transformation as a result of grain elevator consolidation. As a result of the abolition of Canadian federal government rail rate subsidies in 1995 and subsequent rail line abandonment, and the availability of discounts from the railways for multi-car loading, Agricore United and other grain handling companies have closed (and are continuing to close) significant numbers of older and less efficient country grain elevators. These conventional elevators have been replaced with new, more efficient, HTEs capable of loading 50 or more rail cars in a 12-hour period. The newer HTEs with large numbers of car spots are capable of handling grain at a much lower cost per metric tonne and achieving significantly higher rates of inventory turns. Whereas smaller elevators with less than 25 car spots have traditionally achieved four to five inventory turns per year, new HTEs have achieved as many as 19 inventory turns. As a result, HTEs serve farms across a wide distance from the elevator in order to achieve efficient volume.

Over the past 40 years, while the volume of grain handled has increased, the number of Western Canadian country grain elevators has decreased significantly as part of an ongoing process of rationalization in the industry. The total number of licensed country elevators in Western Canada has declined from approximately 5,200 in the early 1960s to 425 as at August 1, 2002 and grain handling industry storage capacity has decreased from approximately 10.2 million metric tonnes in the early 1960s to approximately 5.3 million metric tonnes as at August 1, 2002. The Company believes that the country grain elevator consolidation trend will continue and estimates that the number of country elevators in Western Canada will decrease by a further 40% in the next few years.

However, despite the decrease in the number of country grain elevators and in industry storage capacity, the annual throughput or handling capacity (the volume of grain that can be handled in a crop year) of the Western Canadian grain handling industry has increased significantly during the last four years. The current Western Canadian grain handling capacity significantly exceeds Canada's average annual production of major grains (excluding the 2001 and 2002 drought years) of 50.5 million metric tonnes over the ten crop years ending July 31, 2000. This overcapacity, resulting from the ability of HTEs to handle significantly more grain than older, conventional country grain elevators, is cited by The Dominion Bond Rating Service (DBRS) as a major competitive concern in its 2001 report on the "Grain Industry in Canada". Since the Merger, the Company has closed 56 country grain elevators and plans to further reduce its excess grain handling capacity by closing additional country grain elevators. In addition, the Company believes that the excess industry shipping capacity will promote further consolidation in the Western Canadian grain handling industry.

Western Canadian Livestock Industry

Western Canada's livestock industry has been the area of agriculture that has delivered the most consistent growth in farm receipts over the past decade. Western Canadian farm cash receipts from animal agriculture increased from $5.8 billion in 1995 to $8.4 billion in 2000, the most recent year for which statistics are available, representing 45% of total farm receipts. This total was divided between beef ($4.8 billion), hogs ($1.4 billion), dairy ($920 million) and poultry ($688 million). Growth in the livestock industry has been driven by growth in domestic and export demand. A significant portion of Western Canadian beef and hog production is exported. Dairy and poultry markets are primarily domestic in nature, as supply management boards mandated by Canadian federal and provincial governments govern them.

Export demand for beef and pork is strong. Western Canada is one of the world's lowest cost areas for production of high quality grain-fed pork and beef. This competitive advantage is driven by an ideal climate for growing hogs and beef, by normally abundant and competitively priced feed grains, and by the availability of expertise and capital to these business ventures. Domestic demand for poultry and dairy has benefited from population growth and increased per capita consumption. Although less significant, Western Canada has also seen increased farm-raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors, after the base cost of the animal, is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock (except as a result of the recent droughts in 2001 and 2002). In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of by-products from these industries for livestock production.

Feed Industry

The feed industry has also undergone growth over the last decade primarily due to growth in export demand in the beef and hog sectors. Western Canadian farmers spent approximately $2 billion on livestock feed products during the 2000 calendar year. The feed industry has experienced consolidation in the past 10 years. As a result there are currently only six major livestock feed companies operating in more than one province in Western Canada. Local feed suppliers are gradually being absorbed by the major companies or are closing if their scale is too small or their facilities become obsolete. In order to meet the demands and specifications of producers and consumers, feed manufacturers are becoming more sophisticated with increased focus on animal nutrition.

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements, and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

The manufacture of complete feeds and supplements has grown over the past decade. This growth has been fuelled by feed company involvement in livestock financing and/or ownership. In addition, an earlier trend to on-farm feed production has been limited by the advent of larger, more cost effective feed mills which can compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

Agricore United's Business

Agricore United provides a wide range of goods and services to Western Canadian farmers, as well as marketing agricultural commodities domestically and internationally. The Company provides the customer with a "pipeline" of goods and services, helping farmers through the stages of the production and marketing cycle in crops and livestock. The Company's principal business activities are grain handling and merchandising, crop production services and livestock services.

Agricore United had five reportable operating segments for the fiscal year ended October 31, 2002: grain handling and merchandising, crop production services, livestock services, farm business communications, and financial markets and other investments.

Grain Handling and Merchandising

Agricore United's grain handling and merchandising business encompasses farm sales and services provided through the Company's network of 98 country grain elevators and 147 stand-alone farm service centres; port terminal services provided through the seven port terminals which the Company owns or in which it has an interest; and grain merchandising. The Company also handles and merchandises special crops. The Company is Western Canada's largest grain handling and merchandising company by volume, with an approximate 37% share of Western Canadian grain handling volume.

Country Grain Elevators

At October 31, 2002, the Company owned a system of 98 country elevators located throughout the crop growing regions of Manitoba, Saskatchewan, Alberta and northeastern British Columbia. Over the last decade, the Company has undertaken a substantial infrastructure renewal capital expenditure program to upgrade and replace older, smaller country elevators with new, more efficient, HTEs at strategic locations. These HTEs are capable of loading a minimum of 50 rail cars within a 12-hour period, while the older, smaller country elevators typically were capable of loading less than 20 rail cars in the same time period. The Company has substantially completed its infrastructure renewal capital expenditure program.

The following table sets out information regarding the Company's system of country elevators:

	High Throughput Elevators[1]		Conventional Elevators	
Province	**Number**	**Storage Capacity[2]**	**Number**	**Storage Capacity[2]**
Manitoba	15	243,560	14	89,780
Saskatchewan	13	242,660	17	99,230
Alberta	21	457,400	15	95,880
British Columbia	-	-	3	22,300
Total	49	943,620	49	307,190

(1) Country elevators capable of loading 50 or more rail cars in a 12-hour period.
(2) Metric tonnes.

Unlike a number of its competitors, the Company has a large, geographically-dispersed and strategically located country elevator network. The Company believes that the size and scope of its country elevator network positions it to achieve the throughput volumes required to permit the Company to be a low cost provider of grain handling services. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes, in some cases, by contracting with farmers early in the crop year, or even before planting. In some cases, the Company also pays trucking premiums to farmers who transport their grains longer distances to the Company's country grain elevators. During the 12 months ended October 31, 2002, the Company handled 9.0 million metric tonnes of grain, although grain handling volumes are expected to be lower in the 2003 fiscal year as a result of poor weather in the summer of 2001 and 2002 throughout Saskatchewan and Alberta. See "Recent Developments – Recent Droughts". The Company believes that the recent reforms in respect of the tendering and rail car allocation process for Board Grains should favour low cost grain handling service providers that have the capacity and geographic scope to satisfy the CWB's requirements.

Grain handling begins with the transportation of the grain from the farm to the country elevator. Transportation of grain to the country elevator by truck is arranged either by the farmer or the Company. At the

country elevator, the grain is weighed, graded and dockage (an estimate of foreign material, including weeds, seeds, broken kernels and other grains) is assessed. Agricore United has Handling Agreements with the CWB entitling it to handle Board Grains for which it receives tariffs set by the Company (and notice of which is provided to the Grain Commission). In the case of Non-Board Grains, the farmer receives payment from Agricore United equal to the market price at export position for the particular grain and grade delivered, as determined by the Company, less certain charges. Generally, charges are the same as those levied on Board Grains, but also may include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest) which are payable to the Company.

Grain may be stored in the elevator for some time before it is shipped to a domestic, U.S. or Mexican customer, such as a flour mill, feed mill or maltster, or to a port terminal. At both the country elevator and the port terminal, blending of the grain can occur. Handling, blending and storage are key factors under the Company's control affecting margins and profitability. Two significant and more variable factors are grade gains and weight gains. Grade gains are obtained by the Company from blending grains which are below the primary standard with grains that are above the primary standards so as to allow the aggregated mix to meet the minimum standards. The Company also occasionally obtains "weight gains" to the extent that, during handling, actual losses of grain through shrinkage are lower than the tolerance allowed by the Grain Commission. The Company may also recover or lose grain through the cleaning process.

It is customary for country elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with accounting inventory. To the degree that weights and grades at the time of the reconciliation exceed the weights and grades at the time of purchase, the Company realizes additional revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

Port Terminal Services

The Company's port terminal services business links its country elevators with export customers, providing processing and logistics services to ensure timely delivery of grain to fulfill the CWB's, the Company's and/or other exporters' sales commitments. The following table sets out information regarding the port terminal operations in which the Company has an interest:

Port Terminal Location	Storage Capacity[1]	12 Months Ended October 31, 2002 Receipts[1]	% Ownership
Vancouver, B.C.[2][3]	102,070	1,088,000	100%
Vancouver, B.C. (Cascadia)	282,830	3,858,000	50%[4]
Vancouver, B.C. (Pacific Elevators)[2]	199,150	175,000	70%[5]
Prince Rupert, B.C.	209,510	1,752,000	44.9%[6]
Thunder Bay, Ontario (Terminal A)[3][7][8]	231,030	1,443,000	100%
Thunder Bay, Ontario (Terminal M)[3][8][9]	91,010	183,000	100%
Thunder Bay, Ontario (Terminal S)[8]	167,000	164,000	100%

(1) Metric tonnes.

(2) The Company has an agreement with the Commissioner of Competition to offer to divest of a port terminal in Vancouver. See "Risk Factors – Competition Matters Related to the Merger".

(3) Port terminal registered for ISO 9001:2000 and HACCP (Hazardous Analysis Critical Control Point) quality standards for port terminal handling of grains, oilseeds and special crops.

(4) The remaining 50% interest is held by Cargill Limited.

(5) The Company has entered into an agreement to acquire the remaining 30% from Saskatchewan Wheat Pool Ltd.

(6) The remaining 55.1% interest is held by Saskatchewan Wheat Pool Ltd. (31.3%), Cargill Limited (12.9%) and James Richardson & Sons Ltd. (10.9%).

(7) This port terminal handles primarily Board Grains.

(8) The Company intends to close one port terminal in Thunder Bay, Ontario, while continuing to operate its other two Thunder Bay, Ontario port terminals, to increase efficiency.

(9) This port terminal handles Non-Board Grains only.

The Company has the Western Canadian grain industry's largest and most efficient grain handling capacity at the Port of Vancouver. The Company currently has more than sufficient capacity at the Port of Vancouver to handle all of the grains and special crops it sources in Western Canada that are to be shipped through the Port of Vancouver.

Grain transported by rail from country elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored, prior to being loaded onto ships. The Grain Commission officially weighs and inspects all grain that is unloaded at a terminal elevator and issues a "Terminal Outturn" which assesses weighing, inspection, and cleaning charges. Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce by-products. Some by-products (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of by-products can vary substantially depending on the underlying values of grain commodities with which they compete.

Clean, graded grain is stored until it is required to be loaded onto a ship or rail car. During the shipping process, Grain Commission officials weigh and inspect the shipment and, at completion, provide a final certificate to the customer. The Company collects elevation charges from the shipper of the grain (CWB for Board Grains, other exporters for Non-Board Grains) when the ship or rail car has been loaded.

As is the case with country elevators, port terminals have the potential to blend and mix different grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by Grain Commission regulations).

Grain Merchandising

The Company's grain merchandising business focuses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers and end-use customers. The Company's domestic and international sales force works with end-use customers to co-ordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, including ADM and Marubeni Corporation in Japan.

The second aspect of grain merchandising is logistics. The Company's logistics capabilities permit it to utilize its network of country elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates timely transportation and delivery of required grains to the Company's strategically-located HTEs. The Company's logistics ability and country elevator capacity allows it to load many rail cars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping the majority of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfil specific market needs and providing customized "just-in-time" service to end-use customers.

The final aspect of grain merchandising is risk management in respect of the Company's Non-Board Grain inventories, which generally is accomplished by hedging in commodities futures markets and managing the Company's inventory positions. See "– Risk Management – Inventories".

Agricore United is also a marketer of beans and special crops. This business handles pinto, pink, great northern, small red and black beans, and operates processing plants at Taber and Bow Island, Alberta. As well, the Company operates bean and lentil processing facilities at Carman, Manitoba and Ray, North Dakota together with marketing offices at Carman, Manitoba; Minneapolis, Minnesota; and Lewiston, Idaho. Agricore United's bean business offers flexible contracting options, agronomic advice and field support for over 600 contract bean growers across Western Canada. The Company's bean and special crops business also provides producers with a

source for marketing other special crops, principally edible and feed peas, chick peas, mustard, specialty oats, lentils, canary seed, sunflowers and safflowers.

The Company owns Demeter (1993) Inc., a leading North American mustard contractor, processor and marketer with mustard seed processing facilities in Warner, Alberta, Melville, Saskatchewan and Minneapolis, Minnesota that clean and process mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustards around the world. The Company owns a specialized mustard seed inland terminal in Minneapolis, Minnesota with a storage capacity of 15,000 metric tonnes. The Company also owns 50% of Alberta Industrial Mustard Company Limited, which produces a processed mustard product.

The Company's grain handling and merchandising earnings fluctuate in relation to the amount of grain handled and the margin earned on merchandising Non-Board Grains. The Company's profitability is impacted more directly by the volume of grains handled because approximately 63% of the grains handled are Board Grains on which set tariffs are earned.

Crop Production Services

Agricore United is the largest retailer of crop inputs in Western Canada with sales of over $650 million for the 12 months ended October 31, 2002 from over 200 locations. The Company's crop production services business typically provides higher margins than its grain handling and merchandising business.

The Company's crop production services business provides farmers with fertilizers, crop protection products, seed, agronomic services and other crop production products through the Company's network of country elevators and warehouse facilities. The Company's crop input sales have remained strong, even through recent difficult years for the Western Canadian agricultural industry.

The Company's crop production services include providing extensive agronomic information enabling customers to make informed crop input decisions, customized application of products and arranging for financing for customers purchasing crop inputs from the Company. See "– Complementary Businesses – Agricore United Financial".

Fertilizers

Agricore United is a major distributor of fertilizers in Western Canada. The Company also has an investment in fertilizer manufacturing, and access to a stable source of fertilizer supply, through its minority interest in Canadian Fertilizers Ltd. ("CFL").

The Company owns two-thirds of the shares of Western Co-Operative Fertilizer Limited ("WCFL"), a co-operative that, in turn, owns a 34% interest in CFL. CFL manufactures fertilizers at a world-scale urea and ammonia plant in Medicine Hat, Alberta. WCFL has the right to purchase nitrogen fertilizers from CFL at cost and sells nitrogen and other fertilizers to Agricore and others on a wholesale basis. WCFL is a co-operative, and its income is allocated to its members based on patronage.

The Company distributes fertilizer throughout Western Canada through its network of country elevators and farm service centres. Fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended by WCFL or the distribution facility to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors. The Company minimizes its overhead costs by selling fertilizer product through its existing country elevator and farm service centre network and is able to utilize WCFL as a stable, cost-effective source of supply. The Western Canadian retail market for fertilizer amounts to approximately 3.8 million metric tonnes annually.

Crop Protection Products

Agricore United is a significant distributor of crop protection products, such as pesticides and herbicides, in Western Canada. The Company offers over 250 crop protection products including weed control, fungicides and seed treatment. The Company owns or leases five chemical distribution warehouses across Western Canada and retails chemicals through its network of country elevators and farm service centres. While most crop protection products are sold directly to farmers through the Company's retail distribution network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Agricore United complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of AWSA compliant warehouses at most of its country elevators and farm service centres, representing about 642,000 square feet of storage in the aggregate.

While older products continue to be replaced with improved ones, the overall size of the $1 billion market for crop protection products in Western Canada has declined in the last two years. The Company estimates that its share of this market is approximately 31%. The major grain handling companies and independent retailers compete in this segment. While this industry segment has historically been fragmented, in recent years there has been considerable consolidation as a result of AWSA and similar warehousing standards for the storage of crop protection products.

Seed

Agricore United's varietal seed business has historically grown rapidly. Growth in this business has been fuelled by a combination of better seed varieties resulting from scientific advances, legislation granting proprietary rights to breeders that develop new seed varieties, and educational and marketing programs, increasing awareness and demand for varietal seed.

Agricore United is one of the largest distributors of seeds in Western Canada, with numerous proprietary and publicly-available seed varieties. The Company is also involved in varietal seed development through several strategic alliances or other arrangements with leading breeding companies. The Company has re-focussed its business strategy from varietal seed development and production of canola to retail distribution of seed while continuing to access new seed technology through its business arrangements with new and existing strategic relationships.

Livestock Services

Livestock services is Agricore United's fastest growing business segment. The Company is engaged in the livestock services industry with the manufacture and marketing of livestock feed products under the trade name Unifeed™, through its wholly-owned subsidiaries Unifeed Limited and Hart Feeds Limited ("Hart Feeds"), and through its complementary Unifinance secured financing programs and Unipork commercial hog program.

The Company's livestock services business typically provides higher margins than its grain handling and merchandising business.

Since 1993, when the Company embarked upon a major restructuring of its livestock services business operations, its livestock feed product production has seen significant consistent growth. This increase is attributable, in part, to the acquisition of Hart Feeds in 1995, the acquisition of Unifeed Chilliwack (formerly Pro Form Feeds, a division of Agro Pacific Industries Ltd.) in 2001, the completion of a replacement feed mill in Olds, Alberta in 2000 and the expansion and modernization of the Company's remaining feed mills.

The Company produces complete feeds and supplements at seven feed mills, two pre-mix manufacturing facilities and one specialized protein blending facility. The following table sets out information regarding the Company's feed mills, pre-mix facilities and specialized protein blending facility:

Name and Location	Current Volume[1]	Nominal Capacity[1]
Unifeed Chilliwack, British Columbia[2]	175,000	200,000
Unifeed Armstrong, British Columbia[5]	81,000	70,000
Unifeed Edmonton, Alberta[3] [5]	98,000	90,000
Unifeed Edmonton, Alberta[4]	18,000	15,000
Unifeed Olds, Alberta[5]	102,000	200,000
Unifeed Lethbridge, Alberta[5]	324,000	250,000
Agricore Camrose, Alberta[6]	11,800	30,000
Unifeed Somerset, Manitoba[4]	2,600	4,000
Unifeed Carman, Manitoba	43,000	90,000
Hart Feeds, Manitoba	74,000	90,000

(1) Metric tonnes. For the 12 months ended October 31, 2002.
(2) Feed mill producing fish feed, in addition to livestock feed. The Company acquired this facility in February 2001.
(3) To be replaced by a new mill expected to have a nominal capacity of 180,000 metric tonnes scheduled to be completed in 2003.
(4) Pre-mix facility.
(5) Includes grain and feed ingredients brokered on behalf of customers.
(6) Specialized protein blending facility that cleans, blends and mills peas into a blend of one-third canola and two-thirds pea meal that is marketed to the hog industry as Peacan meal.

The Company's livestock feed products generally are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, the Company distributes smaller quantities of bagged feed products through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities.

The Company sells its livestock feed products and derives additional revenue from interest and financing fees in connection with its Unifinance secured financing programs. Under these programs, the Company provides secured financing to credit-worthy livestock operations for livestock purchases, feed inputs, capital investments and credit consolidation. Borrowers under the Unifinance secured financing programs are required to purchase their livestock feed product requirements from the Company. As at October 31, 2002, the Company had approximately $23 million invested in such secured financing arrangements.

The Company also sells its livestock feed products and derives additional revenue from the sale of commercial swine breeding stock and brokering hogs under its Unipork commercial hog program. Under this program, the Company helps operators of sow farms (which raise pigs to 18 or 50 pounds), nursery farms (which grow pigs from 18 to 50 pounds) and hog finisher farms (which grow pigs from 50 pounds to commercial weights) to minimize the variation in their incomes from year to year, by providing such operators with a floor price for their products under contracts with a minimum six-year term. Any amounts paid in excess of prevailing market prices to a particular operator as a result of the floor price mechanism is required to be repaid to the Company by the operator over time. The Company also is paid a portion of any amount the producer secures for such products in excess of a ceiling price stipulated in the contract. These contracts are automatically extended, if necessary, until all amounts paid to the operator as a result of the floor price mechanism are repaid to the Company. Producers participating in the Company's Unipork commercial hog program are required to purchase their livestock feed product requirements from the Company. During the 12 month period ended October 31, 2002, approximately 325,000 market hogs were raised, and approximately 90,000 metric tonnes of feed products were sold, under this program.

In addition, the Company has a 32% ownership interest in The Puratone Corporation ("Puratone"), a company engaged primarily in commercial hog production and complete feed production. Puratone produces over 529,000 commercial hogs each year for which it manufactures 143,000 metric tonnes of feed in four locations. Puratone purchases some of the inputs required for its feed mill operations from the Company on commercial terms.

Complementary Businesses

Agricore United also has interests in a number of complementary businesses related to the Western Canadian agricultural industry, including farm business communications, and financial markets and other investments.

Farm Business Communications

The Company's farm business communications business include the following eight farm business periodicals:

- *Country Guide*
- *Canola Guide*
- *Canadian Cattlemen*
- *Wheat, Oats and Barley*
- *Grainews*
- *Disease, Weeds and Insects*
- *Alberta Crops and Beef*
- *The Manitoba Co-operator*

These periodicals include farm business, technical, production and instructional editorial material, providing farmers with practical knowledge and information. The Company's farm business periodicals have an aggregate circulation of approximately 200,000 and provide the Company with an extensive data base regarding, and regular contact with, Western Canadian farmers.

The farm business communications business provides the Company with two revenue streams: advertising and subscriptions.

Financial Markets and Other Investments

Agricore United Financial™

Since the completion of the Merger, the Company has extended access to Agricore United Financial (formerly UGG Financial) to customers of Agricore to finance purchases of crop production services. Prior to the Merger, Agricore financed crop input receivables with short-term revolving bank debt. The extension of access to Agricore's customers of Agricore United Financial has significantly reduced the Company's short-term borrowings. See "Management's Discussion and Analysis".

Through Agricore United Financial, the Company acts as an agent for a Canadian chartered bank which extends trade credit and loans to customers of the Company's crop production services business. The sale of crop inputs peaks in May, June and July as new crops are sown, with a significant portion being credit sales. Payment terms typically extend to October 25 of the same year and February 25 of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country elevator system. As a result, eligible customers benefit from financial products that better fit their cash flow requirements and a broader range of financing options than were previously offered by the Company.

Under this program, the Company has significantly reduced the amount of credit or credit support it provides to farmers in connection with its crop production services business. As a result, the Company benefits from a reduced need to borrow in order to finance its customers' purchases and the resulting lower financing costs. Sales financed by Agricore United Financial are immediately funded and essentially represent "cash sales" to the Company. In place of net interest revenue earned by the Company on customer credit, Agricore United earns an agency fee for the customer service and administrative support services it provides.

Agri-Food Processing

In May 2002, Agricore completed the sale of its 16.7% interest in CanAmera Foods to Central Soya of Canada Ltd. for cash proceeds of approximately $29 million. The Company used the $24 million of net after-tax proceeds from this sale to make non-scheduled repayments of term debt in August 2002 as required under the

terms of the Company's existing credit facilities and the indenture governing Agricore's Series A and Series B notes.

Competition

The agricultural businesses that the Company serves are global and competitive, with commodity prices determined by global supply and demand and other factors beyond the Company's control. Although one of Canada's leading agri-businesses, the Company is a relatively small player in the global agricultural business.

The Western Canadian agricultural business is also highly competitive. However, with respect to the Company's three principal business activities, it is Western Canada's largest grain handling and merchandising company by volume, Western Canada's largest crop production services provider and one of Western Canada's largest manufacturers and suppliers of livestock feed products.

The Company estimates that its grain handling and merchandising business accounts for approximately 37% of the Western Canadian grain handling industry. The Company's grain handling and merchandising business has numerous competitors including Saskatchewan Wheat Pool Ltd., James Richardson International (Pioneer Grain), Cargill Limited, N.M. Patterson & Sons, Parrish & Heimbecker, Louis Dreyfus, ConAgra Foods, Inc., ADM and other, smaller companies. Competition in grain handling continues to grow as a result of the expansion of historical participants and the addition of several recent entrants, such as Louis Dreyfus. Saskatchewan Wheat Pool has expanded into Manitoba and Alberta, Pioneer Grain, Cargill Limited, ConAgra Foods, Inc., Louis Dreyfus and N.M. Patterson & Sons each have strengthened their position in Western Canada, and several smaller competitors and new farmer-owned inland terminals have been established, principally in Saskatchewan. However, unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across Western Canada broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and merchandising business competes are price and service. The Company believes that it competes favourably on these factors. The recent introduction of a grain tendering process by the CWB and the revisions to the rail car allocation policy are also likely to enhance the competitive environment. See "– Western Canadian Agricultural Industry – Western Canadian Grain Handling Industry – Recent Reforms".

The Company's crop production services business competes against other grain handling companies, international seed companies and numerous independent retailers in supplying fertilizer, crop protection products and seed to farmers. The development of a variety of distinctive new seed products, sold under the Proven Seed brand, combined with attractive contracting and financing programs and crop management services offered to farmer-customers, differentiate the products and services provided by the Company.

The Company's livestock services business competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in Western Canada, which are: Cargill Limited (Nutrina Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong, and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns.

Employees

At October 31, 2002, the Company employed 2,997 full-time equivalent staff, a reduction of 610 full-time equivalent staff since the completion of the Merger.

The number of the Company's employees employed in each of its principal businesses is as follows: grain handling and merchandising – 1,271; crop production services – 1,099; and livestock services – 304.

Approximately 11% of the Company's employees are unionized. The following table sets out information regarding the Company's principal unionized labour group units as at October 31, 2002:

Employee Group	Location	Employees	Union	Agreement Expiry Date
Port terminal services	Vancouver, B.C	221[1]	Grain Workers Union	December 31, 2005
Port terminal services	Thunder Bay, Ontario	66	United Steelworkers of America	January 31, 2003
Feed mill	Armstrong, B.C.	14	International Union of Operating Engineers	November 20, 2004
Seed plant	Edmonton, Alberta	17	United Food and Commercial Workers	March 31, 2003

(1) Includes 35 employees employed by Pacific Elevators Limited and 95 employees employed by Cascadia Terminal. The Company owns 70% of Pacific Elevators Limited and 50% of Cascadia Terminal.

The collective agreement involving the port terminal services employees at the Port of Vancouver expired on December 31, 2000. In December 2002, the British Columbia Terminal Elevator Operators Association (the "BCTEOA"), of which the Company is a member, reached a new five year collective agreement (expiring December 2005) with the Grain Workers Union (the "GWU") affecting all Vancouver port terminal elevator facilities, including the AU Terminal, the Pacific Terminal and the Cascadia terminal in which the Company has a 50% interest.

Environmental Regulation

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations relating to air emissions (*e.g.*, grain dust), wastewater discharges, the use, handling, storage and disposal of hazardous substances (*e.g.*, herbicides, pesticides, fertilizers), and the remediation of contamination. The Company believes that its operations are currently in substantial compliance with all such material laws and regulations and has environmental and occupational health and safety management systems to facilitate such compliance. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

The Company's current and former operations are also subject to environmental remediation laws that can impose liability for the cost of the remediation of contamination in connection with such operations. Other than with respect to WCFL discussed below, the Company is not aware of any environmental liability that is expected to have a material adverse effect on its business, results of operation or financial condition.

The Company's majority-owned subsidiary, WCFL, is responsible for the decommissioning, remediation and reclamation costs of two of WCFL's former fertilizer production facilities in Calgary and Medicine Hat, Alberta. In 1995, based on an independent environmental consultant's report, WCFL reported a $61.5 million charge against earnings for estimated decommissioning, remediation and reclamation costs at such facilities. In June 2000, WCFL, with the assistance of independent environmental consultants, developed conceptual reclamation plans for such facilities based on environmental site assessments, site-specific risk data and currently-available technologies. Based on these more detailed plans, WCFL developed an updated cost estimate of a base case of $51 million (which included potential remediation liability associated with a portion of the Calgary site that WCFL leases to Earth Science Extraction Company), resulting in a $10.5 million reduction to the 1995 provision. In October 2001, an independent environmental consultant estimated that WCFL's $51 million cost

estimate might be $3 million higher with respect to long-term monitoring costs at the facilities and the remediation of the Earth Sciences Extraction Company leased site, for a total of $54 million. It was the independent environmental consultant's opinion that WCFL's alternate case total that was developed in June 2000 of $70.1 million represented a low probability, conservative outcome. Agricore had previously provided for its proportionate share of WCFL's expected environmental liability. The Company recorded a further provision of $5 million for other long-term liabilities in connection with the Merger to provide more fully for its proportionate share of this and other similar potential liabilities.

The Company anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent environmental, health and safety laws and regulations, as well as increased enforcement of such laws and regulations. Based on existing and proposed environmental, health and safety laws and regulations, the Company does not believe that such increased expenditures will have a material adverse effect on the Company's earnings. The Risk Management Committee of the board of directors of the Company reviews and monitors the management of the Company's environmental risks.

Risk Management

In the conduct of its business, the Company faces certain risks, including risks related to variations in grain handling volumes, the risk of adverse movements in the price of Company-owned grain inventories, environmental and health and safety risks, foreign currency positions (primarily denominated in U.S. dollars), as well as the risk of catastrophic losses on inventories and facilities from fire and other perils. The Company, under the direction of the Risk Management Committee of the board of directors of the Company, manages its exposure to risk.

Insurance

During the 2000 fiscal year, the Company entered into an integrated insurance program that covers the business and assets of UGG only. The Company's business and assets are currently insured under more traditional arrangements through a subscription of underwriters arranged through a subsidiary of Agricore. The Company's insurance coverage includes property, liability, marine cargo, charterers' liability and environmental liability insurance. The Company also carries insurance coverage for its directors and officers and former directors and officers of Agricore. Coverage is limited to items not included under the general liability package but does include additional environmental liability coverage. Other insurance agreements include a variety of fidelity and performance bonds. Also covered are certain professional errors and omissions and other specific insurance to address identified risks or to meet statutory and regulatory requirements.

The Company's integrated risk insurance program, relating to the business of UGG only, provided a significant amount of protection against revenue losses due to a specified decrease in grain handling volumes until December 31, 2002. Under this program, the Company was permitted to make a claim for its grain handling volume-related losses if industry grain shipment volumes fell below the five-year average of industry grain shipment volumes. The Company received $7.5 million from its insurer during the fiscal year ended October 31, 2002 related to the 2001/2002 crop year. As described under "Recent Developments – Recent Droughts", the 2002 drought is expected to further reduce grain tonnes shipped by the industry during the 2002/2003 crop year below the 2001/2002 crop year level. However, the risk insurance program described above does not provide any coverage in respect of grain handling volume for the 2002/2003 crop year. The Company recently reached an agreement in principle for a new grain volume insurance program commencing with the 2003/2004 crop year through the 2005/2006 crop year (see "Recent Developments – Grain Volume Insurance Program"). The new program also allowed the Company to claim a further $4.7 million for the 2001/2002 crop year in addition to the initial claim of $7.5 million.

Inventories

Approximately 60% of the grain handled by the Company is Board Grains. Since the Initial Price paid by the Company to farmers on behalf of the CWB is reimbursed in full together with the actual financing charges incurred, the resulting Board Grain inventories are not generally subject to price fluctuation risk to the Company.

The Company is subject to the risk that Board Grains may be handled by the Company in a manner that results in a loss of grade or that the price relationship between or within grades may change mid-year. In such circumstances, the Company may revise the grades of grain recorded as their inventory by the CWB prior to any price change between grades. These adjusted grades then become the basis for the calculation for the price change. The CWB may make price changes between grades within 45 days of the Company report. This limits risk to activity for the 45 days. Other than in these circumstances, the Company is fully protected by the CWB for changes in the general level of prices for Board Grains.

Where practicable, purchases of Non-Board Grains for the Company's own account are hedged on regulated futures markets utilizing futures contracts. The Company has memberships on the Winnipeg Commodity Exchange, where futures contracts are traded in certain Non-Board Grains. The Company also utilizes other regulated futures markets, such as the Chicago Board of Trade, from time to time as required and utilizes the services of members of those exchanges for a fee.

It is impossible to be completely hedged against Non-Board Grain price movements because of the size of futures contracts and time constraints. The Company maintains an internal policy imposing strict limits on the amount of unhedged Non-Board Grain inventory owned by the Company at any given time. As a result, the degree to which the Company is at risk for its own unhedged Non-Board Grains at any time is relatively small and poses no material risk to the Company.

Certain commodities traded for the Company's account, such as mustard and forage crops, cannot be hedged on a futures market, as no regulated markets exist for these commodities. Wherever practicable, margins between purchase price and sales price are locked in by "back-to-back" buying and selling.

Environmental, Health and Safety

The Company also faces environmental, health and safety risks due to the handling and storage of hazardous substances such as fertilizers and crop protection products (*e.g.*, pesticides and herbicides). The Company's environmental and occupational health and safety management systems are designed to identify and control such risks in all of the Company's business operations and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits. The Company's crop protection product warehouses have also been audited and conform to the AWSA's standards for crop protection product warehouses.

Foreign Exchange Risks

A sizeable portion of the sales of the Company's own inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets, and such transactions are denominated primarily in U.S. dollars. The Company hedges substantially all foreign currency transactions by using options, futures currency contracts or forward exchange contracts.

Seasonality

The Company's earnings follow the seasonal activity pattern of Western Canadian grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The peak period for the sales of crop input products is May to July, corresponding with the start of the growing season, followed by an increased level of crop nutritition product sales in the late fall. Livestock feed product sales are relatively

constant throughout the year. The sales patterns of the Company's grain handling and crop production services businesses have a significant effect on the Company's quarterly results of operations. Under the Company's financial year ended October 31, this will generally result in lower earnings in the first and fourth quarters of the fiscal year and significantly higher earnings in the third quarter of the fiscal year.

RISK FACTORS

The following factors presently known to management of the Company could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Poor Weather Conditions

Weather conditions are a significant operating risk affecting the Company. Poor weather conditions (whether too dry or too wet) may adversely affect farm output which, in turn, may adversely affect volume-related revenues earned by the Company's grain handling business in respect of both Board Grains and grains not regulated by the CWB (known as "Non-Board Grains"). Reduced grain volumes resulting from poor weather conditions may, in turn, affect the volumes and sales mix of crop production inputs sold by the Company and the revenues and profitability of the Company's other businesses because of the resulting pressure on farm incomes. Reduced grain handling, crop production input sales or other business revenues or profits resulting from poor weather conditions may have a material adverse effect on the Company's results of operations, business, prospects and financial condition, depending on the severity, duration and geographic area affected by the poor weather conditions.

Western Canada experienced a drought during the summer of 2001 in southern portions of Saskatchewan and Alberta and a severe drought during the summer of 2002 in the central and northern areas of Saskatchewan and Alberta. Statistics Canada has estimated that total Canadian exports of grains and oilseeds for the industry as a whole were approximately 17% lower for the 2001/2002 crop year ended July 31, 2002 than for the 2000/2001 crop year, and will be 34% lower for the 2002/2003 crop year than for the 2001/2002 crop year. The Company estimates that the impact of this reduced grain handling volume on the earnings before interest, securitization expenses, unusual items and income taxes ("EBIT") of the industry as a whole will be significantly in excess of these percentages because of the high fixed cost nature of the grain handling business. The pro forma EBIT from the Company's grain handling and merchandising business for the 12 months ended July 31, 2002, net of amounts recovered under the Company's integrated risk insurance, was reduced by approximately $35 million compared to the year ended July 31, 2001. The Company estimates that, if total Canadian exports of grains and oilseeds for the industry as a whole were approximately 34% lower for the 2002/2003 crop year than for the 2001/2002 crop year, then, based on current grain and oilseed prices, the EBIT from the Company's grain handling and merchandising business for the 2003 fiscal year would be reduced by approximately a further $65 million, excluding any offsetting impact of operating cost reductions (see "Management's Discussion and Analysis"). The actual decline in grain handling volumes as a result of the drought may be greater than Statistics Canada's estimates, and the effect on the Company's earnings may be greater than the Company estimates. Any decline in grain handling volume resulting from poor weather in future periods may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The Company received $12.2 million under its grain volume insurance program as a result of reduced industry grain handling volumes for the 2001/2002 crop year. This insurance program expired on December 31, 2002 and does not provide any coverage in respect of grain handling volume for the 2002/2003 crop year. The Company recently concluded an agreement in principle for a new grain volume insurance program for crop years 2003/2004 to 2005/2006 (see "Recent Developments – Grain Volume Insurance Program"). The absence of insurance coverage in respect of reduced grain handling volume for the 2002/2003 crop year may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Agricultural Commodity Prices

Prices of agricultural commodities are influenced by a variety of unpredictable factors which are beyond the control of the Company, including weather, planting intentions, government (Canadian and foreign) farm programs and policies, changes in global demand resulting from population growth and higher standards of living, and global production of similar and competitive crops. Grain and oilseed prices have, until recently, been depressed, primarily as a result of foreign government subsidies and trade barriers. Prices have only risen recently in response to reduced production and lower grain inventories worldwide. Grain and oilseed prices are a chief determinant of farm income levels and influence farmers' decisions regarding total planted acreage and the types of crops grown. Historically, farmers have tended to react to lower agricultural commodity prices by reducing expenditures on crop production inputs and other farm-related expenditures. As a result, lower or fluctuating commodity prices can affect the Company's sales mix, handling volumes, level of crop production input sales and revenues and profitability of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The Company also faces the risk of commodity price declines on Non-Board Grains during the period between the purchase of such grains from producers and the sale of such grains by the Company. The Company may not completely hedge this exposure to such commodity price declines because of, among other things, the size of the forward contracts that would be involved and the fact that no regulated futures market exists for certain of the special crops handled by the Company. To the extent it is not practicable for the Company to fully hedge its exposure to commodity price declines relating to its merchandising of Non-Board Grains, agricultural commodity price declines may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Financial Leverage

The total long-term debt (including current portion) of the Company as at October 31, 2002 was $298 million and total short-term indebtedness was $389 million. The Company's financial leverage ratio as at July 31, 2002 of 48% increased to 59% as at October 31, 2002 entirely as a result of the short-term run-up in working capital financed principally with short-term debt. See "Management's Discussion and Analysis". The Company's financial leverage poses risks to the Company, including the risk that the Company may not generate sufficient cash to service the debt and to adequately fund the Company's operations and sustaining capital expenditure program. The Company's debt service requirements for the twelve months ended October 31, 2002 were $78 million. Debt service requirements in future periods could be higher, depending on interest rates and debt levels. If the Company's cash flow is not sufficient to service its debt and adequately fund its business, it may seek additional financing, dispose of assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be effected on satisfactory terms or at all. In addition, the Company's financial leverage could impair its ability to obtain additional financing in the future, which may reduce the Company's flexibility to respond to new business opportunities or changing business and economic conditions and may make it vulnerable in the event of a downturn in its business.

Additional Funding Requirements

The Company may require additional funding beyond the short and medium term, and there is no guarantee that such funding will continue to be available to the Company in the long term on terms acceptable to the Company or at all. In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks consisting of a $350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in November 2007, and obtained a $109 million 13-year secured term facility from a life insurance company. See "Recent Developments —New Credit Facilities". The availability of any additional funding will depend on a number of factors, including the Company's future financial performance.

As a result of the low grain production levels realized for the 2001/2002 crop year due to the 2001 and 2002 droughts, the condition of the grain subsequently harvested and increased commodity prices, the grain handling industry has recently experienced an unusual pattern of accelerated selling by producers of the "new crop". The accelerated selling by producers has led to an unexpected rise in the Company's short-term borrowings, increasing the importance of the availability of short-term funding to the Company. As well, any inability of the Company to adequately fund the purchase of grain offered for sale by producers and consequently to carry potentially higher inventory levels of grain over the course of the next 12 months may limit the Company's ability to supply future sales contracts, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

International Trade and Political Uncertainty

The world grain market is subject to numerous risks and uncertainties, including risks and uncertainties related to international trade and global political conditions which can affect Canada's ability to compete in the world grain market and importing countries' ability to purchase grains and oilseeds. These factors affect Canada's export levels of both Board Grains and Non-Board Grains which, in turn, affect the Company's grain handling volume. In addition, international agricultural trade is currently affected by high levels of subsidies, especially by the United States and the European Union, and non-tariff barriers to support domestic production. Such subsidies interfere with normal market demand and supply forces and generally put downward pressure on agricultural commodity prices.

Competition

Competition in the industries in which the Company operates is strong. The Company is a relatively small player in the world agricultural industry. Certain of the Company's international competitors may have greater financial and capital resources than the Company. Competition in the grain handling industry continues to grow as a result of the expansion of historical participants and the relatively recent addition of several entrants. In addition, there is shipping overcapacity in the grain handling industry as a result of the industry trend to replace conventional country elevators with high throughput country elevators. The Dominion Bond Rating Service has cited handling overcapacity as a major competitive concern in a number of its recent grain company ratings. Increasing competition in respect of the Company's other businesses is being fuelled by increasing competition in the international grain and oilseed markets in which the Company's customers participate. Further deregulation of Canada's grain handling industry and rail transportation system may further stimulate competition in these industries.

Domestic Regulation

Canada's grain industry and rail transportation are highly regulated. Under the *Canadian Wheat Board Act*, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption. Since Board Grains account for approximately 63% of the grain handled by the Company for the 12 months ended October 31, 2002, the size and scheduling of CWB's export program can significantly affect the quantity and timing of the Company's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, recent CWB reforms intended to lay the groundwork for a more commercial grain handling and transportation system will impact the competitive environment within Western Canadian agriculture. These changes may affect the Company's grain handling market share. Any significant reduction in the Company's grain handling market share may have a material adverse effect on the Company's results of operations, business, prospects and financial condition. Past deregulation also has resulted in accelerated rail line abandonment, which may affect the scope and timing of the Company's country grain elevator consolidation plans.

Environmental Risks

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations. Failure to comply with such laws or regulations can subject the Company to significant liabilities, including fines and penalties. Although the Company believes that it is in substantial compliance with all material environmental, health and safety laws and regulations, there can be no assurance that the Company will not experience difficulties with its efforts to comply with such laws and regulations as they change in the future or that the Company's continued compliance efforts will not have a material adverse effect on the Company's results of operations, business, prospects and financial condition. The Company also anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent laws and regulations relating to the protection of the environment and occupational health and safety.

The release of hazardous substances (*e.g.*, pesticides, herbicides, fertilizers and fuels) on or from properties previously or currently owned, leased, occupied or used by the Company or as a result of the Company's operations has resulted, and could further result, in the requirement to investigate, control and/or remediate such releases. For example, WCFL is responsible for decommissioning, remediating and reclaiming two of its former fertilizer manufacturing facilities. See "Business of the Company – Agricore United's Business – Environmental Regulation". While the estimated costs of such decommissioning, remediation and reclamation have been provided for as a charge against earnings for the purposes of WCFL's financial statements, the actual costs may exceed such estimates which may materially reduce the value of the Company's investment in WCFL. The presence or release of hazardous substances could also have a material adverse effect on the Company's ability to sell its interest in its properties or could lead to claims by third parties as a result of the release of such substances.

Diseases and Other Livestock Industry Risks

The Company's investment in the hog industry is subject to the risks of disease, feed grain commodity price fluctuations, competition from present and future industry participants, public concerns over the environmental impact of large- scale hog production and any new environmental regulations that may result from such concerns. Swine diseases can have a debilitating effect upon a herd's productivity and make it more difficult to sell the offspring. If any of the hog barns in which the Company has an interest were affected by a swine disease outbreak, the unit may have to be shut down and de-populated in order to eliminate all traces of disease, thereby resulting in lost production days and lost revenue. Similarly, if Western Canada's livestock industry was affected by an outbreak of reportable disease, exports of meat and livestock could be halted and sales of the Company's livestock feed products could be materially adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The droughts in certain areas of Alberta and Saskatchewan during the summers of 2001 and 2002 have increased livestock feed ingredient prices in Canada. As a result, it has become more costly to feed livestock in Western Canada than in the mid-western United States over the past two years. This has resulted in a trend towards the shipment of young hogs and cattle to the United States for finishing. Accordingly, livestock feed sales directed towards finishing hogs and cattle to market have suffered. If this trend were to continue, the livestock finishing business in Western Canada may continue to suffer, impacting the Company's sales of and margins on livestock feed products, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Recent legislation passed in the United States introduced the concept of "Country of Origin" labelling for meat and other fresh commodities. The United States Department of Agriculture recently published voluntary guidelines in respect of such labelling. Mandatory guidelines are scheduled to be implemented on September 30, 2004. However, the substance of the final mandatory guidelines remains uncertain. If such guidelines provide that "Product of USA" labelling would be limited to products born, raised and processed in the United States, this may negatively impact the shipment of live animals to the United States for finishing or slaughter because of the cost

of tracking shipments not from the United States and resistance from retail markets to products not labelled "Product of USA". Since Canada's capacity to finish some livestock for market and its slaughter capacity are limited, reduced export shipments may either restrict growth or lead to a contraction of production of livestock in Canada. Market resistance in the United States to product labelling other than "Product of USA" may also lead to pricing differentials on products raised and/or processed in Canada and negatively impact producer margins. Contraction of the Canadian livestock market or curtailment of growth could adversely impact the Company's sales of and margins on livestock feed products, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Acceptance of Genetically Modified Products

Agricultural and food products handled and processed by the Company include genetically modified crops. The commercial success of these products will depend in part on domestic and foreign government and public acceptance of the cultivation, distribution and consumption of genetically modified products. If domestic or foreign government regulation or public attitudes were to substantially reduce the demand for genetically modified products, the Company's grain handling volumes could be adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Utilization of Farm Inputs

Higher levels of residual nutrients are expected to be retained in the soil as a result of the drought during the summer of 2002. This may delay the recovery from current lower levels of industry sales of crop inputs such as fertilizer, the recovery of which would otherwise be expected during the fall of 2002 and the spring of 2003. A failure of a return to normal weather patterns through the coming winter and the spring of 2003 may also delay the recovery of lower industry sales of crop inputs such as herbicides. Lower sales of crop inputs could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Labour Disruptions

Labour difficulties have arisen and may in the future arise at one or more of the Company's facilities or at other companies or government departments or agencies on which the Company depends for transportation or other services, such as the railway companies, the Canadian Grain Commission or the CWB. Any such labour difficulties could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. In addition, the Company is subject to stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such regulations may become more stringent and comprehensive and result in modifications to the Company's facilities or practices involving additional costs.

Dependence on Key Personnel

The Company's future business, financial condition and operating results depend, in part, on its ability to attract and retain certain key personnel. Competition for highly skilled and other technical personnel is intense. There can be no assurance that the Company will be able to hire and retain such personnel at compensation levels consistent with the Company's existing compensation and salary structure. The Company's future business, financial condition and operating results also depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, who generally do not have employment agreements with the Company, other than certain change of control agreements, and certain of whom would be difficult to replace. The Company does not maintain key person life insurance for any of its executive officers. The loss of the services of one or more of the Company's current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Technological Advances

If the Company fails to access new technology (including seed technology) and to continually upgrade its facilities and processes to reflect technological advances, such failure would negatively impact the competitive position of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Credit Risk

Trade receivables generally comprise a significant amount of the Company's outstanding accounts receivable. The Company provides financing to some purchasers of crop production inputs directly rather than through Agricore United Financial, and provides financing to certain purchasers of feed and livestock under its Unifinance secured financing program. As a result, the Company is exposed to the credit risk associated with certain of its customers. Any failure of a significant portion of such customers to fulfill their obligations to the Company on a timely basis, or at all, may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Foreign Exchange Risk

A significant portion of the Company's own inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets, and such transactions are denominated primarily in U.S. dollars. As the Company's operations are almost entirely based in Canada, the bulk of its expenses are in Canadian dollars and the Company reports its results in Canadian dollars. To the extent that the Company does not adequately hedge its foreign exchange risk, changes in the exchange rate between the Canadian dollar and the U.S. dollar may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Integration Risks and Costs

The Merger combines the businesses of two previously independent companies. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology as a result of the Merger, the Company's ability to service its current customers and to develop new products and services may be reduced, which may adversely affect the Company's revenues and profitability. Any adverse effect on the Company's revenues or profitability resulting from integration difficulties may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The Company estimated that one-time merger costs would total approximately $60 million, of which $47 million were to be incurred in fiscal 2002, and $11 million and $2 million will be incurred in fiscal 2003 and 2004, respectively. Included in these estimated costs are one-time expenses of approximately $7.5 million in respect of the integration of the information technology platforms of UGG and Agricore and related costs, which integration was completed in August, 2002. Merger-related costs may exceed the Company's estimates. The Company may incur unanticipated unusual charges to operations in fiscal 2002 or later in respect of integration costs as a result of the Merger. Such unusual charges may have a material adverse effect on the Company's results of operations.

Competition Matters Related to the Merger

During the course of its review of the Merger, the Canadian Competition Bureau identified competition concerns relating to (i) the purchasing and handling of grain in certain local markets in Western Canada and (ii)

the provision of port terminal grain handling services at the Port of Vancouver. The Competition Bureau determined that the Merger would result in a substantial lessening of competition in these markets.

In order to address the Competition Bureau's concerns and to permit the Merger to proceed, the Company agreed to divest five or six country grain elevators in Alberta and the country grain elevator in Dutton Siding, Manitoba. On February 19, 2002, the Competition Tribunal issued a consent order under the *Competition Act* (Canada) requiring the divestiture of the aforementioned country grain elevators. Since the issuance of the order, the Company has divested five country grain elevators in Alberta and the country grain elevator in Dutton Siding, Manitoba.

On October 17, 2002, the Company announced that it had reached an agreement with the Commissioner of Competition (the "Commissioner") in relation to the Commissioner's concerns regarding port terminal grain handling services at the Port of Vancouver. The Company has agreed to offer to divest, at its option, either (i) the AU Terminal or (ii) the Pacific Terminal owned by WPTL and operated by PEL. A consent agreement between the Commissioner and the Company was filed and registered with the Competition Tribunal on October 17, 2002 requiring such divestiture and terminating the proceedings previously commenced by the Commissioner in this regard. Agricore has entered into an agreement with Saskatchewan Wheat Pool Ltd. to acquire the remaining 30% of each of WPTL and PEL effective October 1, 2002 in order to facilitate a possible divestiture of the Pacific Terminal.

Under the *Competition Act* (Canada), the Commissioner may make an application to the Competition Tribunal to rescind or vary a consent agreement or consent order. The Competition Tribunal may rescind or vary a consent agreement or consent order if it finds that the circumstances that led to the making of the agreement or order have changed and, in the circumstances that exist at the time the application is made, the agreement or order would not have been made or would have been ineffective in achieving its intended purpose.

If the Competition Tribunal were to rescind or vary certain terms of the consent agreement or consent order, the Company's results of operations, business, prospects and financial condition could be materially adversely affected. In addition, the Company's proceeds from the sale of the AU Terminal, the Pacific Terminal or the remaining country grain elevator to be disposed of may be less than the Company would have received if these assets were sold in other circumstances.

United Grain Growers Act

The Company is governed by the UGG Act. Under the UGG Act, members of the Company are entitled to elect 12 of the 15 directors of the Company. Shareholders of the Company are entitled to elect only three of the 15 directors of the Company and, therefore, do not control the Company. Under the UGG Act, shareholders of the Company do not have the power to remove directors of the Company elected by members. Removing directors of the Company elected by shareholders of the Company requires a 75% Resolution: the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special shareholders' meeting.

Members must approve any dissolution or liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purposes of voting only. The UGG Act provides that the provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. To effect a fundamental change would require: (i) a 75% Resolution to continue the Company under the CBCA; or (ii) depending on the nature of the fundamental change, a 75% Resolution or the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders, and a special act of the Parliament of Canada to amend the UGG Act. To change the Company's governance structure would require a 75% Resolution and a special act

of the Parliament of Canada to amend the UGG Act. The provisions of the UGG Act may discourage third parties from attempting to take control of the Company, which may not be in the best interests of the holders of Limited Voting Common Shares.

FINANCIAL HIGHLIGHTS

Reference is made to the audited comparative annual consolidated financial statements of Agricore United, including the notes thereto, for the 15 months ended October 31, 2002, together with the auditors' report thereon, which financial statements, notes and auditors' report are incorporated herein by reference. The following information relates exclusively to United Grain Growers Limited, carrying on business as Agricore United.

The Company became a public company on July 28, 1993. Subsequent to its initial public offering under which the Company issued 1,220,510 Limited Voting Common Shares at $8 per share, the following issues and redemptions of share capital have occurred:

April 1994	The Company issued 2,000,000 Limited Voting Common Shares at $9 per share upon the conversion of Special Warrants.
November 1996	The Company issued 2,000,000 Limited Voting Common Shares to the public at $11 per share.
August to December 2001	In August 1997, the Company issued 4,828,320 Limited Voting Common Shares to ADM Agri-Industries Company (formerly ADM Agri-Industries Ltd.), a wholly-owned subsidiary of ADM, which then converted a debenture, issued in May 1997, to 2,207,250 Limited Voting Common Shares, both at $16 per share. In September 1997, UGG repurchased 3,909,010 of its Limited Voting Common Shares at $16 per share. In December 2001, ADM Agri-Industries Company purchased 1,970,275 Limited Voting Common Shares pursuant to the exercise of its pre-emptive rights under the December 2001 public offering.
October 1997	The Company issued 750,000 Limited Voting Common Shares to Marubeni Corporation at $16.00 per share.
November 1, 2001	The Company issued 20,492,305 Limited Voting Common Shares at $11.77 per share to Agricore stakeholders in exchange for their economic interest in Agricore.
December 11, 2001	The Company issued 6,709,359 Limited Voting Common shares to the public at $8 per share. In addition, 1,256,432 of Limited Voting Common Shares were issued under an "Over-Allotment Option". Of these combined shares, ADM Agri-Industries Company purchased 1,970,275 under its pre-emptive rights (see above summary of ADM shareholdings). Approximately 6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program.

November 27, 2002	The Company issued $105 million of 9% Convertible Unsecured Subordinated Debentures due 2007, including $45 million purchased by ADM Agri-Industries Company. The Debentures are convertible, at the option of the holder on or prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company in certain circumstances after November 30, 2005 for cash or by issuing freely tradable Limited Voting Common Shares.
August 1993 to June 2001	Pursuant to a normal course issuer bid announced June 26, 2000, the Company purchased 64,100 of its Limited Voting Common Shares for cancellation. The bid ended effective June 27, 2001. From August 1993 to July 1994, the Company purchased 3,099 of its Limited Voting Common Shares for cancellation.
August 1993 to October 2002	Since August of 1993, the Company has issued 97,592 Limited Voting Common Shares upon conversion of its Series A Convertible Preferred Shares.
January 1994 to October 2002	Since January of 1994, the Company has issued 846,973 Limited Voting Common Shares under three of its share plans (Employee Share Purchase Plan, Executive Stock Option Plan and Directors' Share Compensation Plan).

Three-Year Summary

(in thousands of dollars, except ratios and per share amounts)

	15 months ended Oct.31 **2002**	12 months ended July 31 **2001**	12 months ended July 31 **2000**
Sales and Income			
Sales and revenue from services	4,130,154	1,854,934	1,779,789
Gross profit and revenue from services	460,193	222,860	201,666
EBITDA[1]	77,773	64,772	47,416
EBIT[1]	(5,185)	36,634	21,036
Interest and securitization expenses	(48,408)	(19,139)	(17,350)
Net earnings (loss) before income taxes and unusual items	(36,372)	16,796	5,091
Unusual expense - net of tax	(2,711)	(4,609)	(8)
Income tax (expense) recovery before unusual items	15,550	(441)	(2,900)
Net earnings (loss) for the period	(23,533)	11,746	2,183
Cash flow provided by operations	21,994	38,367	29,347
Financial Position			
Total assets	1,583,974	603,282	599,431
Working capital[4]	(33,910)	68,106	70,891
Current ratio[4]	0.96	1.36	1.40
Shareholders' equity[5]	507,346	234,151	226,273
Total debt (short-term financing and long-term debt)	686,703	196,445	216,622
Total long-term debt (including current portion)	297,981	136,462	150,270
Other long-term liabilities	40,361	8,631	8,293
Total capitalization[5]	1,194,049	430,596	442,895
Per share			
Basic earnings (loss)	(0.64)	0.63	0.06
Diluted earnings (loss)	(0.64)	0.63	0.06
Dividends declared			
Limited voting common shares	0.075	0.25	0.25
Series A convertible preferred shares	1.205	1.00	1.00
Cash flow provided by operations	0.53	2.22	1.68
Book value	10.94	13.07	12.62
Number of Shares			
Weighted average of limited voting common shares outstanding	38,744,360	16,818,462	16,820,392
Series A convertible preferred shares	1,105,158	1,105,251	1,105,268
Additional Information			
Property, plant and equipment expenditures	30,610	18,316	48,361
Adjusted leverage ratio[2]	59.09%	41.45%	41.94%
Return on average common equity before unusual items[3]	(6.35%)	7.33%	0.52%
Licenced grain storage capacity (tonnes)			
Country elevators	1,251,000	692,000	787,000
Terminal elevators - wholly-owned	591,000	424,000	424,000
Terminal elevators - partially-owned	692,000	-	-
Number of elevators	98	84	102
Number of employees at year end	2,997	1,561	1,585

[1] EBITDA and EBIT - Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals and unusual items ("EBITDA") and earnings before gains or losses on asset disposals, interest, taxes and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies.

[2] Adjusted Leverage Ratio - The adjusted leverage ratio is provided to assist investors in assessing the Company's progress to attaining an optimal mix of debt in relation to assets. Management has established a target adjusted leverage ratio of 45% to 50%. The October 31, 2002 ratio is 53% after adjusting for the November 30, 2002 issue of the convertible debenture (see "Recent Developments – Convertible Debenture"). This measure does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

[3] Return on average common equity before unusual items - The return on average common equity before unusual items is provided to assist investors in assessing the Company's profitability and expected returns on investment. This measure does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

[4] Working Capital and the Current Ratio, after adjusting for the two subsequent events described in Note 24 to the audited financial statements for the 15 months ended October 31, 2002, would be $177,140,000 and 1.32 times respectively.

[5] After adjusting for the two subsequent events described in Note 24 to the audited financial statements for the 15 months ended October 31, 2002, Shareholders' Equity would be $574,281,000 and Total Capitalization would remain unchanged.

The following factors affect the comparability of the data in the above three-year summary of financial data.

Fiscal 2002

On November 1, 2001, the Company completed the Merger. The Merger has been accounted for using the purchase method. Consequently, results of the operations of Agricore are included in the consolidated financial statements from November 1, 2001 forward. Financial information prior to this date reflect the results of UGG only.

In June 2002, Agricore United announced a change in its year-end from July 31 to October 31. Accordingly, the Company's annual audited financial statements at October 31, 2002 include the operating results for the 15-month period commencing August 1, 2001, as well as the 12 month period ending October 31, 2002, which represents, the first full year of operation of the new company following the Merger.

Quarterly segmented financial statements are attached as Appendix A for the 15-month period ended October 31, 2002 and the 12-month periods ended July 31, 2000 and 2001. The comparative results for the 12-month periods ended July 31, 2000 and 2001 and the quarter ended October 31, 2001 represent UGG pre-Merger.

Quarterly segmented financial information (including pro forma information) for the 12-month periods ended October 31, 2000 to October 31, 2002 are attached as Appendix B. Pro forma information is presented in order to facilitate comparative analysis of the results. In particular, results for UGG from comparable periods for

the 12 months ended October 31, 2000 and 2001 have been adjusted to give effect to the Merger as if it had occurred on November 1, 1999 and, accordingly, reflect operating results of Agricore in the current periods as if it had been owned for the same number of days in the comparable prior periods. Pro forma financial information is not intended to reflect the results of operations which would have actually resulted had the Merger occurred on November 1, 1999, does not have a standardized meaning prescribed by GAAP and the information provided is therefore unlikely to be comparable to similar measures presented by other companies.

WCFL sold a portion of its Calgary land resulting in a gain of $18 million. The Company's accounts reflect its proportionate share of this gain and comprises most of the $17 million gain on disposal of assets for the 15-month period ended October 31, 2002.

Fiscal 2001

Under the terms of a restructuring plan to rationalize operations at 42 locations, the Company recorded a $15 million ($8.8 million after tax) provision representing the estimated asset write-downs, dismantling costs and other cash expenses.

The Company purchased non-participating insurance contracts on behalf of the retirees in one of its defined benefit plans which resulted in a partial settlement of the plan obligation. As a result of the settlement, the Company recorded a non-cash increase in the deferred pension asset and a related non-cash gain on settlement of $6.8 million ($4.2 million after tax).

Effective August 1, 2000, the Company changed its accounting policy and adopted the new CICA recommendations on accounting for future taxes. As a result, the Company recorded an increase of $1.5 million to opening retained earnings. In addition, the Company recorded income tax gains of $6.5 million related to changes in federal and provincial income tax rates.

Fiscal 2000

The Company converted one of its defined benefit plans to a defined contribution plan effective January 1, 1999. As a result of the settlement of part of the plan's defined benefit obligations – pursuant to a lump sum transfer on February 29, 2000 – the Company was required to recognize a $10.4 million ($5.7 million after-tax) non-cash increase in the deferred pension asset for unamortized experience gains.

Under the terms of a restructuring plan to rationalize operations at 31 locations, the Company recorded an $11 million ($5.7 million after tax) provision representing estimated asset write-downs, dismantling costs and other expenses.

The Company changed its accounting policy for other post-employment benefits to charge the cost of post-employment benefits to income in the period in which the employee services are rendered. Prior to this change, the cost of these benefits was expensed as paid by the Company. The change was applied retroactively without restatement, resulting in a charge to retained earnings at August 1, 1999 of $7.9 million ($4.3 million after tax).

The Company has agreements to securitize trade receivables and amounts receivable in respect of grain purchased on behalf of the CWB. These securitized agreements resulted in a $180 million reduction in short-term borrowings at July 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the management's discussion and analysis of financial condition and results of operations of the Company for the 15 months ended October 31, 2002, which is incorporated herein by reference.

DIVIDEND RECORD AND POLICY

The Company has paid dividends in 93 of the past 96 years, having missed dividend payments three times in the 1930s as a result of a prolonged prairie-wide drought. Since the Company's 1993 capital reorganization, the board of directors of the Company has declared and paid an annual cash dividend on the Limited Voting Common Shares of $0.25 per share and on the Series A Convertible Preferred Shares of $1.00 per share until 2002.

On November 15, 2002, the Company paid a dividend of $0.075 per Limited Voting Common Share to the shareholders of record at October 15, 2002. On the same date, the Company paid a dividend of $1.205 per Series A Convertible Preferred Share to shareholders of record at the close of business on October 15, 2002.

The board of directors of the Company intends to review the timing and frequency of dividend payments. The Company anticipates that the board of directors of the Company will next consider the payment of limited voting common share dividends in December 2003. The New Credit Facilities include a covenant prohibiting the Company from paying dividends if there is a continuing event of default under the New Credit Facilities or if the Company fails to maintain certain specified financial ratios.

MARKET FOR SECURITIES

As at October 31, 2002, the Limited Voting Common Shares and the Series A Convertible Preferred Shares of the Company were listed on the TSX. The Debentures of the Company were listed on the TSX on November 27, 2002.

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth the name of each director of the Company, his municipality of residence, position with the Company, principal occupation during the past five years, period during which each director has served and the year in which his position as a director expires:[1]

Name, Municipality of Residence and Education	Position	Principal Occupation	Period as a Director[11]	Term of Office Expires[12]
Theodore M. Allen[2][8][9] Calgary, Alberta B.A. (Economics), University of Alberta	Director	Chairman and President of the Company	Since 1973	2004
Melvin A. McNaughton[2][3][7][9] Rumsey, Alberta	Director	Farmer and First Vice President of the Company	Since 2001	2002
Wayne W. Drul[2][5][6][9] Oakburn, Manitoba	Director	Farmer and Manitoba Vice President of the Company	Since 1994	2004
Kenneth M. Motiuk[2][4][6][9] Mundare, Alberta B.Sc. Agricultural, University of Alberta	Director	Farmer and Alberta Vice President of the Company	Since 1990	2002
Terry V. Youzwa[2][3][7][9] Nipawin, Saskatchewan B.Sc. in Agricultural Engineering from the University of Saskatchewan	Director	Farmer and Saskatchewan Vice President of the Company	Since 1990	2002
G. Allen Andreas[3] Decatur, Illinois B.A., LLD Valparaiso University School of Law	Director	Chairman and Chief Executive Officer of ADM	Since 2002	2002
Hugh F. Drake[4][5][9] Elkhorn, Manitoba	Director	Farmer	Since 2001	2002
Maurice A. Lemay[3][7][9] Tangent, Alberta	Director	Farmer	Since 1994	2003
Donald W. Lunty[4][5][9] Forestburg, Alberta B.Sc. Agriculture, University of Alberta	Director	Farmer	Since 2001	2004

Name, Municipality of Residence and Education	Position	Principal Occupation	Period as a Director[11]	Term of Office Expires[12]
Paul B. Mulhollem[6][8] Decatur, Illinois Degree, University of Minnesota	Director	President and Chief Operating Officer of ADM	Since 2002	2002
Robert D. Pettinger[6][7][9] Elgin, Manitoba	Director	Farmer	Since 2001	2004
Neil D. Silver[5][6][9] Huxley, Alberta Diploma in Agriculture (Honors), Olds Agricultural and Vocational College	Director	Farmer	Since 2001	2003
Ernest J. Sirski[4][5][9] Dauphin, Manitoba Agricultural Diploma, University of Manitoba	Director	Farmer	Since 1993	2003
James M. Wilson[3][4][9] Darlingford, Manitoba Chartered Accountant	Director	Farmer	Since 2001	2003

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(1) In connection with the Merger, the Company adopted a transitional by-law ("By-Law No. 42"), which came into force on November 1, 2001, under which delegates of Agricore, in the case of Agricore, and the board of directors of the Company, in the case of the Company, selected six of their existing member-elected directors to serve as directors of the Company after the Merger.

(2) Member of the Executive Committee.

(3) Member of the Audit Committee.

(4) Member of the Grants, Donations and Education Committee.

(5) Member of the Risk Management Committee.

(6) Member of the Compensation/Pension Committee.

(7) Member of Member Advisory Group Review Committee.

(8) Member of the Grain Operations Committee.

(9) Member of the Agricultural Policy Committee.

(10) Non-member director.

(11) The period(s) as a Director shown are the date of original election as a director of the Company. Messrs. Drake, Lunty, McNaughton, Pettinger, Silver and Wilson became directors in 2001 as result of the Merger but had served various terms as directors of Agricore prior to the Merger.

(12) The year of expiry for the term of office of the Member Directors was determined in accordance with By-Law No.42 of the Company approved at the 2001 Annual and Special Meeting of the Company. The year listed is the financial year of the Company. The Directors term will expire at the annual meeting of the Company following such financial year.

Senior Management

The following is a brief biography of each of Agricore United's officers and senior management.

Theodore M. Allen has served as President and Chairman of the Board since November 1990. He has been a director of the Company since 1973. Mr. Allen has extensive experience in the agricultural sector, having farmed near Taber, Alberta for over 26 years. He has also served as Chairman of the Canada Grains Council, and as a member of the Sectoral Advisory Group on International Trade (agriculture), a consultative group appointed by the Government of Canada to advise on the Uruguay Round of trade negotiations. Mr. Allen also served as a Director of Prince Rupert Grain Limited and was a Director of the Royal Bank of Canada. He is 61 years old and holds a Bachelor of Arts in Economics from the University of Alberta. Mr. Allen resides in Calgary, Alberta.

Brian Hayward has served as Chief Executive Officer since January 1991. From 1988 to 1991, he served as Manager of Grain Marketing Operations overseeing domestic and international trading activities and UGG's Transportation Department. From 1986 to 1988, he served as Manager of the Company's Research and Consulting Department, which he was instrumental in developing. From 1981 to 1986, he served as a Grain Marketing Analyst and Commodity Trader with the Company. He is a member of the Board of Governors and a former Chairman of the Winnipeg Commodity Exchange. Mr. Hayward is 46 years old and holds a Master of Science degree in Agricultural Economics from McGill University. Mr. Hayward resides in Oakbank, Manitoba.

Peter G. M. Cox joined the Company in January 1995 as the Chief Financial Officer. Prior to joining the Company, he served as Vice-President, Finance of a publicly-traded Canadian manufacturing company, as Corporate Controller of a U.K. multinational company and with an international firm of public accountants. He holds a Bachelors degree in Economics, a Masters degree in Business Administration and is a U.K. Chartered Accountant and a Canadian Certified Management Accountant. He is 59 years old. Mr. Cox resides in St. Andrews, Manitoba.

Thomas W. Kirk joined the Company in 1996 and has served as the Corporate Secretary since January 2000 while continuing his responsibilities as Corporate Counsel. From 1975 to 1996, he practised law as an associate and subsequently as a partner with Thompson Dorfman Sweatman in Winnipeg. Upon joining the Company, he served as Corporate Counsel and in 1997 was appointed Associate Secretary. Mr. Kirk is 56 years old, holds a Bachelor of Law degree from the University of Manitoba and is a Fellow of the Chartered Institute of Secretaries and Administrators.

Christopher W. Martin has served as Corporate Counsel since February 1994 and General Counsel since February 1996. From 1982 to 1994, he practised law as an associate and subsequently as a partner with Wolch, Pinx, Tapper and Scurfield. Mr. Martin is 44 years old and holds a Bachelor of Law degree from the University of Manitoba.

Palmer Douglas Wilfred Anderson has served as Managing Director, Farm Business Communications since July 1991. He joined the Company in 1988 as Customer Service Supervisor with Public Press Printing. Between 1989 and 1991, he served as Assistant Manager and later Manager of the Company's printing operations. Mr. Anderson brings to his current role over 30 years of printing and publishing experience. He is 61 years old.

David J. Carefoot became the Managing Director, Corporate Finance and Investor Relations in August 2002. He joined the Company in 1996 as Corporate Controller, serving most recently as Director, Corporate Accounting and Finance. From 1984 to 1996 he was a financial advisory services practitioner with Price Waterhouse, Chartered Accountants. He is 40 years old and holds a Bachelor of Commerce from the University of Manitoba and is a Chartered Accountant and a Chartered Business Valuator.

Ronald J. Enns has served as Managing Director, Farm Sales and Service since August 1995. He joined the Company in 1986 as a Research Analyst and also served as Managing Director, Corporate Development. Prior to

joining the Company, Mr. Enns gained experience in the agricultural sector through positions held in both government and commercial farming. He is 48 years old and holds a Bachelor of Arts from the University of Winnipeg and a Diploma in Agriculture and Master of Science in Agricultural Economics from the University of Manitoba.

Stanley Murdoch MacKay has served as Managing Director, Terminal Services Division since September 1985. Since joining the Company in 1979 as a Grain Trader in the Commodity Marketing Division, he has served in various management capacities with the Terminal Services Division. He is a Director of the Canada Pools Clearance Association. Mr. MacKay is 51 years old, and holds Bachelor of Arts degrees from Carleton University and the University of Manitoba.

William R. McGill joined the Company in December 1993 as Managing Director, Livestock Services Division. Prior to joining the Company, he served as Chief Executive Officer of Carleton Hatcheries and Dunn-Rite Food Products. He holds a Bachelor of Science degree in Engineering from the University of Manitoba and a Master of Science degree in Applied Science from the University of Waterloo. Mr. McGill is 56 years old and resides in Calgary, Alberta.

Harold Schmaltz became the Managing Director, Crop Production Services of the Company on the completion of the Merger. Prior to the Merger, Mr. Schmaltz was Agricore's General Manager, Agri Business. Mr. Schmaltz has spent his entire career in the agricultural industry. He joined Agricore (then Alberta Wheat Pool) in 1984. He is 45 years old and holds an MBA from the University of Calgary.

Gerald O. Valois has served as Managing Director, Human Resources since he joined the Company in December 1991. From 1989 to 1991, he operated his own management consulting practice, and from 1985 to 1989, he served as Vice President of Human Resources with InterCity Gas Corporation. Mr. Valois is 54 years old and holds Bachelors degrees in Arts and Education from the University of Manitoba.

Edgar Bradley Vannan has served as Managing Director of Merchandising and Transportation Services since June 2000. He joined the Company as Regional Manager, Southern Alberta in the Farm Sales and Services Division in 1994 and has served in progressively more responsible management capacities within the Merchandising and Transportation Services division since. Prior to joining the Company, he spent 10 years merchandising grain for another agri-business company. Mr. Vannan is 40 years old and holds a Bachelor of Science Degree in Agriculture from the University of Manitoba.

Guy L. Wood has served as Managing Director, Management Information Systems since he joined the Company in May 1985. From 1981 until he joined the Company, he served as Corporate Director of computing with K-Tel International. Mr. Wood has over 30 years of management information experience. He is 59 years old.

Unless otherwise noted, members of senior management reside in Winnipeg, Manitoba.

The directors and senior management of the Company, as a group, beneficially own or control, directly or indirectly, 241,132 of the outstanding Limited Voting Common Shares as at November 12, 2002, which represents 0.5% of the outstanding Limited Voting Common Shares.

ADDITIONAL INFORMATION

Additional information, including information concerning corporate governance practices, executive compensation and indebtedness, principal holders of the Company's securities, share incentive plans and interests of insiders in material transactions, where applicable, is contained in the management proxy circular for the annual general meeting of the Company to be held on February 5, 2003. Copies of the management proxy circular may be obtained upon request from the Corporate Secretary of the Company, 2800 - 201 Portage Avenue,

Winnipeg, Manitoba R3B 3K6. Additional financial information is provided in the Company's audited consolidated comparative financial statements for the 15 months ended October 31, 2002.

When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Company will provide the following upon request being made to the Corporate Secretary of the Company:

(i) one copy of the most recent annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into such annual information form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with an accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of such management proxy circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above.

At any other time, one copy of any of the documents referred to in paragraphs (i), (ii) and (iii) above shall be provided upon request being made to the Corporate Secretary of the Company with the understanding that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Appendix A

Consolidated Statements of Earnings
For the Quarter and Fiscal Periods Ended
(000's)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	July 31, 2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	July 31, 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	5th Quarter	October 31, 2002
Country Shipments (000's of tonnes)	1,169	1,303	1,277	1,183	4,932	1,146	1,358	1,197	1,143	4,844	1,045	2,998	2,101	2,076	1,792	10,012
Terminal handling (000's of tonnes)	750	808	726	1,001	3,285	905	878	616	1,009	3,408	762	1,649	974	1,545	714	5,644
Gross Profit & Revenue from Services																
Grain Handling	25,022	22,597	23,863	26,571	98,053	23,494	27,582	24,799	28,593	104,468	21,671	60,997	47,271	55,290	45,116	230,345
Crop Production Services	2,267	15,171	13,959	30,674	62,071	5,546	17,943	6,334	35,990	65,813	762	18,828	14,917	115,375	(667)	149,215
Livestock Services	6,972	7,768	8,537	8,302	31,579	8,298	8,790	11,091	13,339	41,518	12,171	10,937	10,501	10,617	9,420	53,646
Farm Business Communications	1,983	2,007	4,254	1,097	9,341	1,579	1,851	4,647	1,090	9,167	1,570	2,567	5,254	1,562	1,820	12,773
Financial Markets & Other Investments	93	26	259	244	622	(13)	460	122	1,325	1,894	1,432	6,095	2,250	3,418	1,019	14,214
TOTAL	36,337	47,569	50,872	66,888	201,666	38,904	56,626	46,993	80,337	222,860	37,606	99,424	80,193	186,262	56,708	460,193
EBITDA[1]																
Grain Handling	9,210	5,807	6,955	7,249	29,221	7,569	12,153	9,604	11,406	40,732	7,388	20,112	11,318	17,820	14,312	70,950
Crop Production Services	(6,669)	4,432	3,778	19,239	20,780	(3,633)	6,844	(4,788)	24,478	22,901	(7,657)	(6,796)	(4,905)	81,995	(31,413)	31,224
Livestock Services	2,364	2,826	3,747	2,834	11,771	3,314	3,215	3,751	4,571	14,851	4,503	3,401	2,899	2,382	1,741	14,926
Farm Business Communications	236	271	1,259	(169)	1,597	(76)	21	1,685	(160)	1,470	(3)	292	1,778	(152)	(221)	1,694
Financial Markets & Other Investments	93	26	259	244	622	(13)	460	122	1,325	1,894	1,432	4,954	1,165	2,657	1,019	11,227
Corporate	(3,690)	(4,921)	(4,423)	(3,541)	(16,575)	(3,569)	(4,903)	(3,936)	(4,668)	(17,076)	(4,312)	(13,177)	(12,479)	(12,065)	(10,215)	(52,248)
TOTAL	1,544	8,441	11,575	25,856	47,416	3,592	17,790	6,438	36,952	64,772	1,351	8,786	(224)	92,637	(24,777)	77,773
EBIT[1]																
Grain Handling	5,976	2,153	2,889	4,304	15,322	4,320	9,071	6,343	8,132	27,866	4,065	10,430	2,059	8,334	5,554	30,442
Crop Production Services	(8,348)	3,010	1,948	15,842	12,452	(5,715)	4,336	(7,071)	21,865	13,415	(10,661)	(13,412)	(10,464)	76,550	(37,180)	4,833
Livestock Services	1,813	2,267	3,172	1,868	9,120	2,499	2,297	2,821	3,741	11,358	3,745	2,638	2,099	1,517	978	10,977
Farm Business Communications	202	238	1,225	(200)	1,465	(106)	(8)	1,659	(185)	1,360	(28)	250	1,731	(198)	(265)	1,490
Financial Markets & Other Investments	93	26	259	244	622	(13)	460	122	1,325	1,894	1,432	4,182	388	2,146	1,019	9,167
Corporate	(3,962)	(5,218)	(4,795)	(3,970)	(17,945)	(4,072)	(5,455)	(4,487)	(5,245)	(19,259)	(4,879)	(15,553)	(14,819)	(14,408)	(12,435)	(62,094)
TOTAL	(4,226)	2,476	4,698	18,088	21,036	(3,087)	10,701	(613)	29,633	36,634	(6,326)	(11,465)	(19,006)	73,941	(42,329)	(5,185)
Gain (loss) on disposal of assets	(115)	1,736	(203)	(13)	1,405	25	(115)	(78)	(531)	(699)	12	4,445	10,550	(315)	2,529	17,221
Interest & securitization expenses	(4,612)	(3,947)	(3,745)	(5,046)	(17,350)	(5,950)	(4,825)	(4,657)	(3,707)	(19,139)	(3,763)	(11,700)	(11,998)	(9,965)	(10,982)	(48,408)
Earnings before the undernoted	(8,953)	265	750	13,029	5,091	(9,012)	5,761	(5,348)	25,395	16,796	(10,077)	(18,720)	(20,454)	63,661	(50,782)	(36,372)
Unusual Items	-	-	(595)	-	(595)	-	-	-	(8,158)	(8,158)	-	-	(2,318)	(1,042)	(876)	(4,236)
Income tax recovery (expense)																
Unusual items	-	-	587	-	587	-	-	-	3,549	3,549	-	-	974	437	114	1,525
Earnings (loss) before unusual items	3,843	(429)	(623)	(5,691)	(2,900)	3,807	2,559	2,870	(9,677)	(441)	4,060	6,883	10,643	(23,824)	17,788	15,550
Net earnings (loss)	(5,110)	(164)	119	7,338	2,183	(5,205)	8,320	(2,478)	11,109	11,746	(6,017)	(11,837)	(11,155)	39,232	(33,756)	(23,533)

[1] See definitions of EBITDA and EBIT described in Note 1, "Financial Highlights", page 38.

Appendix B

Summary Operating Information
For the Quarter and 12 Months Ending October 31
(000's)

	2000 Pro Forma					2001 Pro Forma					2002 Actual				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Country Shipments (000's of tonnes)	-	-	-	-	-	3,606	2,855	3,238	2,794	12,493	2,998	2,101	2,076	1,792	8,967
Terminal handling (000's of tonnes)	-	-	-	-	-	2,167	1,369	2,376	2,020	7,932	1,649	974	1,545	714	4,882
Gross Profit & Revenue from Services															
Grain Handling	74,051	69,473	84,281	69,777	297,582	81,871	61,563	82,540	57,927	283,901	60,997	47,271	55,290	45,116	208,674
Crop Production Services	26,383	31,153	109,735	23,617	190,888	39,406	25,467	125,484	17,999	208,356	18,828	14,917	115,375	(667)	148,453
Livestock Services	7,768	8,537	8,302	8,298	32,905	8,791	11,092	13,338	12,170	45,391	10,937	10,501	10,617	9,420	41,475
Farm Business Communications	2,637	5,260	1,601	1,982	11,480	2,471	5,842	1,697	2,026	12,036	2,567	5,254	1,562	1,820	11,203
Financial Markets & Other Investments	2,874	2,761	4,569	4,300	14,504	4,115	2,288	4,097	3,310	13,810	6,095	2,250	3,418	1,019	12,782
Corporate	141	651	(424)	-	368	-	-	-	-	-	-	-	-	-	-
TOTAL	113,854	117,835	208,064	107,974	547,727	136,654	106,252	227,156	93,432	563,494	99,424	80,193	186,262	56,708	422,587
EBITDA[1]															
Grain Handling	23,456	17,614	22,514	20,881	84,465	33,977	16,572	34,154	12,026	96,729	20,112	11,318	17,820	14,312	63,562
Crop Production Services	1,691	6,603	75,337	(5,714)	77,917	9,466	(2,969)	86,168	(13,611)	79,054	(6,796)	(4,905)	81,995	(31,413)	38,881
Livestock Services	2,826	3,747	2,834	3,314	12,721	3,215	3,754	4,568	4,503	16,040	3,401	2,899	2,382	1,741	10,423
Farm Business Communications	352	1,678	(125)	(118)	1,787	130	2,212	(104)	(22)	2,216	292	1,778	(152)	(221)	1,697
Financial Markets & Other Investments	1,850	1,635	3,323	3,164	9,972	2,927	1,086	2,973	2,195	9,181	4,954	1,165	2,657	1,019	9,795
Corporate	(17,236)	(13,617)	(18,320)	(12,417)	(61,590)	(14,730)	(12,750)	(13,025)	(12,877)	(53,382)	(13,177)	(12,479)	(12,065)	(10,215)	(47,936)
TOTAL	12,939	17,660	85,563	9,110	125,272	34,985	7,905	114,734	(7,786)	149,838	8,786	(224)	92,637	(24,777)	76,422
EBIT[1]															
Grain Handling	10,695	3,368	17,815	8,806	40,684	22,223	4,266	21,580	433	48,502	10,430	2,059	8,334	5,554	26,377
Crop Production Services	(3,810)	(212)	62,510	(12,057)	46,431	1,936	(10,439)	78,062	(20,912)	48,647	(13,412)	(10,464)	76,550	(37,180)	15,494
Livestock Services	2,267	3,172	1,868	2,499	9,806	2,297	2,823	3,740	3,745	12,605	2,638	2,099	1,517	978	7,232
Farm Business Communications	316	1,641	(159)	(151)	1,647	96	2,183	(133)	(49)	2,097	250	1,731	(198)	(265)	1,518
Financial Markets & Other Investments	1,005	819	2,500	2,451	6,775	2,191	343	2,201	1,432	6,167	4,182	388	2,146	1,019	7,735
Corporate	(18,977)	(14,103)	(19,715)	(13,917)	(66,712)	(16,243)	(14,328)	(14,882)	(14,666)	(60,119)	(15,553)	(14,819)	(14,408)	(12,435)	(57,215)
TOTAL	(8,504)	(5,315)	64,819	(12,369)	38,631	12,500	(15,152)	90,568	(30,017)	57,899	(11,465)	(19,006)	73,941	(42,329)	1,141
Gain (loss) on disposal of assets	819	4,964	557	325	6,665	(45)	527	(665)	2,387	2,204	4,446	10,550	(315)	2,528	17,209
Interest & securitization expenses	(11,395)	(12,801)	(12,437)	(15,189)	(51,822)	(13,841)	(13,101)	(12,871)	(13,260)	(53,073)	(11,698)	(11,998)	(9,965)	(10,984)	(44,645)
Earnings before the undernoted	(19,080)	(13,152)	52,939	(27,233)	(6,526)	(1,386)	(27,726)	77,032	(40,890)	7,030	(18,717)	(20,454)	63,661	(50,785)	(26,295)
Unusual Items	-	3,408	6,995	(3,283)	7,120	(3,617)	(3,519)	(37,049)	(486)	(44,671)	-	(2,318)	(1,042)	(876)	(4,236)
Income tax recovery (expense)															
Unusual items	-	587	(3,148)	1,452	(1,109)	1,601	1,557	14,222	204	17,584	-	974	437	114	1,525
Earnings (loss) before unusual items	9,294	4,899	(23,398)	11,846	2,641	6,683	12,183	(31,882)	18,386	5,370	6,883	10,643	(23,824)	17,788	11,490
Net earnings (loss)	(9,786)	(4,258)	33,388	(17,218)	2,126	3,281	(17,505)	22,323	(22,786)	(14,687)	(11,834)	(11,155)	39,232	(33,759)	(17,516)

[1] See definitions of EBITDA and EBIT described in Note 1, "Financial Highlights", page 38.

11. Notice of 2001 Annual and Special Meeting and Management Proxy Circular


UGG

Meeting Farmers' Business Needs

NOTICE OF
2001 ANNUAL AND SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

UNITED GRAIN GROWERS LIMITED

C:\Documents and Settings\G5-DO\Local Settings\Temp\2001 Annual Special Meeting and Manangment Porxy Circular.rtf

September 27, 2001

Dear Shareholder,

You are invited to attend the Annual and Special Meeting of the Shareholders of United Grain Growers Limited which will be held in The Saskatoon Inn, Saskatoon, Saskatchewan on Wednesday, November 7, 2001 at 9:30 a.m.

The items of business to be acted upon by our Shareholders are set forth in the accompanying Notice of Annual and Special Meeting and Management Proxy Circular. Your participation in the Annual and Special Meeting is important to the Company regardless of the number of Limited Voting Common Shares you hold.

If you are unable to attend in person please complete, date, sign and promptly return the enclosed form of proxy in the envelope provided for this purpose. By returning your proxy you may save your Company the cost of additional proxy solicitation which is ultimately borne by all Shareholders. If you intend to be present at the meeting you may nevertheless find it convenient to express your views in advance by returning the form of proxy duly completed. If more convenient, you may fax your completed proxy to Computershare Trust Company of Canada at (403) 267-6529.

As you are probably aware, this summer we announced that we expect to complete our combination with Agricore Cooperative Ltd. on or about November 1, 2001 to form Agricore United. If this transaction is effective prior to November 7, 2001, all Agricore shareholders who become our shareholders are welcome to attend this Annual and Special Meeting of Shareholders.

At this meeting we will review with you the business and affairs of the Company and our expectations for the future. You will also have an opportunity to meet your Directors and the management of the Company.

Sincerely yours,

Ted Allen,
President and Chairman
of the Board

TABLE OF CONTENTS

UNITED GRAIN GROWERS LIMITED
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is given that the annual and a special meeting (the "Meeting") of the holders of Limited Voting Common Shares (the "Limited Voting Common Shares") of **UNITED GRAIN GROWERS LIMITED** (the "Company") will be held in The Saskatoon Inn at 2002 Airport Drive, Saskatoon, Saskatchewan, on Wednesday, November 7, 2001 at 9:30 a.m. for the following purposes:

1. *to elect one Non-Member Director for a three year term;*

2. *to appoint auditors to hold office until the close of the next annual Shareholders' meeting and authorize the Directors to fix the remuneration of the auditors;*

3. *to consider and, if deemed advisable, to pass an ordinary resolution (in the form annexed as Schedule "A" to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting) approving, ratifying and confirming By-law No. 42 of the Company (as set out as Exhibit A to Schedule A to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting); and*

4. *to transact such other business as may properly come before the Meeting and any adjournment or postponement thereof.*

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY FOR USE AT THE MEETING BY EITHER USING THE ENCLOSED SELF-ADDRESSED ENVELOPE OR FAXING THE COMPLETED PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA AT (403) 267-6529.

The 2001 Annual Report, the Management Proxy Circular and a form of Proxy accompany this Notice of Annual and Special Meeting.

DATED at Winnipeg, Manitoba, this 27th day of September, 2001.

By order of the Board
TOM KIRK,
Corporate Secretary
P.O. Box 6600, Winnipeg, Manitoba
R3C 3A7

UNITED GRAIN GROWERS LIMITED
MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of United Grain Growers Limited (the "Company" or "UGG") to be used at the annual and special meeting (the "Meeting") of holders ("Shareholders") of Limited Voting Common Shares (the "Limited Voting Common Shares") of the Company to be held in The Saskatoon Inn at 2002 Airport Drive, Saskatoon, Saskatchewan, S7L 6M4, Wednesday, November 7, 2001 at 9:30 a.m. and at any and all adjournments and postponements thereof for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting"). While it is expected that the solicitation will be primarily by mail, proxies may also be solicited by directors, officers or regular employees of the Company personally or by telephone. The cost of solicitation will be borne by the Company. The information contained herein is given as at September 27, 2001 except where otherwise noted.

Appointment of Proxy Holders and Revocation of Proxies

Shareholders who wish to be represented by proxy at the Meeting must deposit properly executed proxies with Computershare Trust Company of Canada, 600-530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (delivery) or Computershare Trust Company of Canada, Stock Transfer Services, Western Gas Tower, 600-530 8th Avenue S.W., Calgary, Alberta, T2P 9Z9 (mail using the enclosed self-addressed envelope) or by fax at (403) 267-6529, prior to 4:30 p.m. (Calgary Time) on November 5, 2001. All Limited Voting Common Shares represented by properly executed proxies will be voted for or against or withheld from voting on matters identified in the Notice of Meeting in accordance with the instructions of the Shareholders as specified thereon except as set out below (see "Exercise of Discretion by Proxy Holders").

The persons named in the enclosed form of proxy are Directors or officers of the Company. As indicated on the form of proxy, a Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting may do so by inserting such person's name in the blank space provided on that form and delivering or mailing the completed proxy using the enclosed self-addressed envelope to Computershare Trust Company of Canada, 600-530 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (delivery) or Computershare Trust Company of Canada, Stock Transfer Services, Western Gas Tower, 600-530 8th Avenue S.W., Calgary, Alberta, T2P 9Z9 (Mail, using the enclosed self-addressed envelope) or by fax at (403) 267-6529 for receipt at or prior to the deadline set forth above.

All non-registered holders of Limited Voting Common Shares who receive these materials through a broker or other intermediary should complete and return the

materials entitling such beneficial owners to vote in accordance with the instructions provided to them by such broker or other intermediary.

A Shareholder giving a proxy may revoke the proxy by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a company, by an officer or attorney thereof duly authorized, and deposited with Computershare Trust Company of Canada at one of the above addresses, at any time up to and including 4:30 p.m. (Calgary Time) on the last business day preceding the day of the Meeting at which the proxy is to be used or, in any case, with the Chairman or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting, or any adjournments or postponements thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Record Date for Notice of Meeting and Provisions Related to Voting

The Board of Directors of the Company has fixed September 27, 2001 as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. Each Shareholder is entitled to one vote for each Limited Voting Common Share shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date except that a person who has acquired Limited Voting Common Shares after the record date will be entitled to vote such Limited Voting Common Shares upon making a written request to Computershare Trust Company of Canada at one of the above addresses, at any time up to and including 4:30 p.m. (Calgary Time) on the last business day preceding the day of the Meeting or, in any case, with the Chairman or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting, or any adjournments or postponements thereof, to include such holder's name on the list of Shareholders eligible to vote at the Meeting and establishing ownership of Limited Voting Common Shares, in which case such person should be entitled to vote such shares.

Exercise of Discretion by Proxy Holders

The persons named in the enclosed form of proxy will vote the Limited Voting Common Shares in respect of which they are appointed proxy holder in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Limited Voting Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting. **The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before such Meeting.** At the date hereof, management of the Company knows of no such amendment, variation, or other matters.

Limited Voting Common Shares and Principal Holders Thereof

The issued and outstanding capital of the Company as at September 27, 2001, consisted of 16,807,396 Limited Voting Common Shares and 1,105,251 Series A Convertible Preferred Shares. The Limited Voting Common Shares are the only class of the Company's shares entitled to be voted at the Meeting. Upon the completion of the combination transaction with Agricore Cooperative Ltd. ("Agricore") announced on July 30, 2001 (which is expected to be on or about November 1, 2001) to form "Agricore United" (the "Agricore Transaction"), an additional 20,539,095 Limited Voting Common Shares will be issued to former shareholders and equity members of Agricore.

Every question coming before the Meeting shall be determined by the majority of votes duly cast on the question.

As at September 27, 2001, to the knowledge of the management of the Company, the only person owning beneficially or exercising control or direction over more than 10% of the outstanding Limited Voting Common Shares was Archer Daniels Midland Company ("ADM") which, through its wholly owned subsidiary, ADM Agri-Industries Ltd., beneficially owns 7,037,959 Limited Voting Common Shares, or approximately 42% of the issued and outstanding Limited Voting Common Shares. After the completion of the Agricore Transaction, and assuming that ADM does not exercise any of its pre-emptive rights to purchase Limited Voting Common Shares so that it owns up to 25% of the Limited Voting Common Shares following the Agricore Transaction, ADM will beneficially own approximately 19% of the issued and outstanding Limited Voting Common Shares.

BUSINESS OF THE MEETING

Election of Director

Under its governing legislation, the Company has both Members and Shareholders. Members are farming customers of UGG who, through a system of delegate voting based upon geographic representation, are entitled to elect 12 of the 15 Directors of the Company. These 12 Directors must also be Members and Shareholders of UGG. The remaining three Directors, who cannot be Members of UGG, are elected by Shareholders. In 1999, Francis W. Woodward was elected as a Non-Member Director for a term of office scheduled to expire in 2002. In 2000, Burnell B. Kraft was elected as a Non-Member Director for a term of office scheduled to expire in 2003. One Non-Member Director is proposed for election at the Meeting for a three-year term.

Set forth below is the name of the Non-Member Director nominee proposed for election this year, his municipality of residence, principal occupation or employment during the past five years, all positions and offices held with the Company, the number of Limited Voting Common Shares and Series A Convertible Preferred Shares of the Company owned by the nominee or over which control or direction is exercised and the length of his proposed term of office.

Name and Address	Principal Occupation or Employment during past 5 years	Positions and Office Held with Company	Director Since	Number of Limited Voting Common Shares owned or beneficially owned(1)	Number of Series A Convertible Preferred Shares owned or beneficially owned(1)	Term of Office
Craig L. Hamlin(2), Overland Park, Kansas USA	Senior Vice-President, ADM	Director	Nov. 4/98	1	0	3 years

(1) Based upon information provided by the nominee.
(2) Nominated pursuant to the Strategic Alliance Agreement with ADM described under "Corporate Governance Practices – Composition of the Board".

The above-named nominee has established his eligibility and willingness to serve as a Director if elected. If, prior to the Meeting, such nominee becomes unable or unwilling to serve and unless authority to vote in favour of the election of such nominee has been withheld, the persons named in the enclosed form of proxy will have the right to vote for a properly qualified substitute in their discretion.

Set forth below are the names of the current Member and Non-Member Directors, their municipalities of residence, their principal occupations or employment, shareholdings, the year since which each Director has continually served as Director of the Company and the length of his remaining term of office(6). Only fourteen Directors are listed because Member Director Bernard E. MacKay passed away in 2001.

Name and Municipality of Residence	**Position**	**Principal Occupation or Employment**	**Limited Voting Common Shares Owned or Beneficially Owned(4)**	**Series "A" Convertible Preferred Shares Owned or Beneficially Owned(4)**	**Period(s) as a Director**	**Term of Office Expires**
Theodore M. Allen(1) Calgary, AB	President, Chairman of the Board, and Director	President of the Company	71,152	293	since 1973	2003
Wayne W. Drul (1)(3) Oakburn, MB	Manitoba Vice-President & Director	Farmer	3,147	193	since 1994	2003
Gordon Cresswell Tisdale, SK	Director	Farmer	550	2	since 2000	2003
Brett Halstead, Nokomis, SK	Director	Farmer	1,880	7	since 1997	2001
Craig L. Hamlin, (3)(5) Overland Park, KS	Director	Senior Vice-President, ADM	1	---	since 1998	2001
Burnell D. Kraft (2)(5) Decatur, IL	Director	Senior Vice-President, ADM	1	---	Since 1997	2003
Maurice A. Lemay(2) Tangent, AB	Director	Farmer	2,506	323	since 1994	2003
Kenneth M. Motiuk (1)(3) Mundare, AB	Alberta Vice-President & Director	Farmer	3,468	79	since 1990	2002
Jeffrey E. Nielsen Olds, AB	Director	Farmer	2,031	43	since 1999	2002
Henry J. Penner (2) Morden, MB	Director	Farmer	2,434	14	since 1992	2001
Ernest J. Sirski (1)(3) Dauphin, MB	Director	Farmer	1,884	1	since 1993	2002
Spence Sutter Redvers, SK	Director	Farmer	1,714	86	since 1996	2002
Francis W. Woodward	Director	Corporate	1,125	---	since 1993	2002

(2)(5) Calgary, AB		Director				
Terry V. Youzwa (1)(2) Nipawin, SK	Saskatchewan Vice President & Director	Farmer	2,481	62	since 1990	2001

Notes:
- *(1)* *Member of the Executive Committee*
- *(2)* *Member of the Audit Committee*
- (3) *Member of Compensation/Pension Committee*
- *(4)* *Based upon information provided by each Director*
- *(5)* *Non Member Director*
- *(6)* *If the Agricore Transaction is completed, only six of the current 12 Member Directors will continue as directors of Agricore United as described under "By-law No. 42 below".*

Appointment and Remuneration of Auditors

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of Shareholders and the authorization of the Directors to fix the remuneration of such auditors. PricewaterhouseCoopers LLP or its predecessors, were first appointed as auditors of the Company on September 1, 1928.

By-law No. 42

On July 30, 2001, Agricore and the Company entered into a Merger Agreement contemplating the combination of the businesses of the Company and Agricore to form a business enterprise to be called Agricore United. As part of the requirements of the Merger Agreement, the Directors adopted By-law No. 42, which is attached to this Management Proxy Circular as Exhibit A to Schedule A.

Under the terms of the Merger Agreement, the Company agreed to adopt By-Law No. 42 in order to allow the members of Agricore (the "Agricore Members") and the delegates of Agricore (the "Agricore Delegates") and certain of the Agricore directors to carry forward as members, delegates or directors of Agricore United. By-Law No. 42 was adopted by the Company's board of directors on July 27, 2001 and will come into force upon the effective date of the Agricore Transaction (the "Effective Date"). The following is a summary of the terms of By-law No. 42 and is qualified by the detailed information set forth in By-law No. 42 attached hereto as Exhibit A to Schedule A.

Under By-Law No. 42, all of the Agricore Members immediately prior to the Effective Date will become, as of the Effective Date, members of Agricore United and so remain at least until July 31, 2002, without the need to pay any fees to Agricore United. After July 31, 2002, the members of the Company and the former members of Agricore will only continue as members of Agricore United if they have done $3,000 of business with Agricore, the Company and/or Agricore United within a rolling two year period. All of these new members of Agricore United will be entitled to participate in Agricore United's meetings of members. Agricore Members who do not wish to continue as members of

Agricore United are entitled to terminate their membership with Agricore United at any time.

Provided that the Effective Date occurs prior to the 2001 annual members meeting of the Company, all of the existing Agricore Delegates will become delegates of Agricore United as of the Effective Date. All of the Company's delegates (including the former Agricore Delegates who were deemed to be delegates of Agricore United as of the Effective Date) after the Effective Date will serve as delegates of Agricore United until the close of business at the Company's 2001 annual members' meeting. Thereafter, the Agricore United members will elect individuals to serve as delegates of Agricore United for the 2002 annual members' meeting in accordance with the process determined by the board of directors of Agricore United.

Prior to the Effective Date, each of the boards of directors of Agricore and the Company is to select six of their existing farmer-directors to serve as directors of Agricore United after the Effective Date. With respect to Agricore, these six directors have been selected by the Agricore Delegates from the existing 12 directors of Agricore (the "Agricore Directors'"). These individuals are: Hugh Drake, Elkhorn, Manitoba; Don Lunty, Forestburg, Alberta; Mel McNaughton, Rumsey, Alberta; Rob Pettinger, Elgin, Manitoba; Neil Silver, Huxley, Alberta; and Jim Wilson, Darlingford, Manitoba. With respect to the Company, these six directors were selected on September 20, 2001 by the UGG board of directors from the twelve Member Directors of the Company (the "UGG Directors"). These individuals are: Ted Allen, Calgary Alberta; Wayne Drul, Oakburn, Manitoba; Maurice Lemay, Tangent, Alberta; Ken Motiuk, Mundare, Alberta; Ernie Sirski, Dauphin, Manitoba; and Terry Youzwa, Nipawin, Saskatchewan. The three UGG directors who are not farmer directors and who were elected by the UGG shareholders, including the nominee proposed for election this year, will continue to serve their existing terms.

The Agricore Directors and UGG Directors will hold office for staggered terms, with the terms of two Agricore Directors and two UGG Directors expiring at the close of business at the 2002 annual members' meeting of Agricore United, the terms of the next two Agricore Directors and two UGG Directors expiring at the close of business at the 2003 annual members' meeting of Agricore United and the terms of the final two Agricore Directors and two UGG Directors expiring at the close of business at the 2004 annual members' meeting of Agricore United. These terms are:

Term Expiring 2002:
Agricore Directors: Hugh Drake and Mel McNaughton
UGG Directors: Ken Motiuk and Terry Youzwa

Term Expiry 2003:
Agricore Directors: Neil Silver and Jim Wilson
UGG Directors: Maurice Lemay and Ernie Sirski

Term Expiry 2004:

Agricore Directors: Don Lunty and Rob Pettinger

UGG Directors: Ted Allen and Wayne Drul

At the end of such terms, such individuals may be re-elected or new individuals may be elected in their place in accordance with the then existing Agricore United by-laws and the UGG Act. The provisions in the existing UGG by-laws relating to the residency requirements for the UGG board of directors will be suspended until the close of business at the 2005 annual members' meeting of Agricore United, unless otherwise changed by Agricore United in accordance with the UGG Act and by-laws.

By-Law No. 42 also provides that the board of directors of Agricore United will meet on or immediately after the Effective Date in order to elect the Chairman and President, and First Vice-President of Agricore United, one of whom will be an Agricore Director and one of whom will be a UGG Director. Finally, Agricore United will have a Member Advisory Group Review Committee, with an equal number of Agricore Directors and UGG Directors, which will in addition to fulfilling its responsibilities under its current mandate, review the structure and location of UGG's current Member Advisory Groups to assess and make recommendations to the Agricultural Policy Committee respecting:

(a) the integration of former Agricore Members into existing Member Advisory Groups; and

(b) if considered appropriate for the overall efficiency of the Member Advisory Group structure:

    (i) the establishment of New Member Advisory Group locations; and

    (ii) the assignment of Agricore Members to such new Member Advisory Group locations and the option for existing UGG members to be Members at such new locations.

The Member Advisory Group Review Committee will have completed this review by March 31, 2002, and Agricore United will notify all members of Agricore United on or about July 31, 2002 how they are affected by this determination. As a result, from the Effective Date until August 1, 2002, there will be no votes taken by any members of Agricore United, including, but not limited to, votes taken with respect to the election of delegates from any Member Advisory Group.

At the Annual and Special Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution in the form of Schedule A approving, ratifying and confirming By-law No. 42 of the Company.

EXECUTIVE COMPENSATION

The following tables set forth information concerning the annual and long-term

compensation earned for services rendered during each of the last three financial years by the Chief Executive Officer of the Company and each of the other five (5) most highly compensated executive officers of the Company during 2001 (the "named executive officers") as well as all grants of stock options to the named executive officers under the Company's Executive Stock Option Plan relating to the fiscal year ended July 31, 2001, details of all exercises of options by named executive officers of the Company during such financial year and the financial year-end number and value of unexercised options on an aggregated basis.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation /Options (1)	All Other Compensation (3)
		Salary ($)	Bonus ($) (1)	Other Annual Compensation (2)		
Brian Hayward, Chief Executive Officer	2001	350,000	70,000			16,884.61
	2000	320,100	---	---	---	15,204.75
	1999	320,100	---	---	---	6,750.00
Theodore M. Allen, President & Chairman of the Board	2001	185,000	25,000			8,535.11
	2000	206,273	---	---	---	9,725.62
	1999	219,000	---	---	---	6,017.85
Peter G. M. Cox, Chief Financial Officer	2001	185,000	61,050			8,771.05
	2000	170,000		---	---	8,075.00
	1999	170,000	---	---	---	4,658.70
Bill McGill, Managing Director Livestock Services	2001	180,000	59,400			8,089.94
	2000	151,730	22,500	---	---	13,332.10 (4)
	1999	150,500	---	---	---	4,110.60
Ron Enns, Managing Director Farm Sales and Services	2001	180,000	59,400			8,089.94
	2000	151,731	---	---	---	6,832.21
	1999	149,702	---	---	---	5,175.04
Louie Sawatzky, Managing Director Crop Production Services	2001	180,000	59,400			8,089.94
	2000	151,731				6,832.21
	1999	149,629				5,306.47

Notes:

(1) There were no bonuses paid or options granted relating to the fiscal year ended July 31st, 1999. There were no options granted relating to the fiscal year ended July 31, 2000 and July 31, 2001.

(2) Other annual compensation to each of the named executive officers did not exceed the lesser of $50,000 and 10% of such named executive officer's aggregate salary and bonus.

(3) The amounts in this column, other than the $6,500 paid to Mr. McGill in 2000 for services as a director of Puratone Corporation (see note 4), are the annual contributions by the Company to certain of the named executive officer's defined contribution plan and/or supplementary retirement plan (see "Company Pension Plans"). Contributions under the Company's defined contribution plan commenced in fiscal 1999 and contributions under the Company's supplementary retirement plan commenced in fiscal 2000.

(4) In 2000 Mr. McGill received $6,500 from Puratone Corporation, a company in which the Company has an approximate 32% interest, for services as a director of Puratone Corporation. This compensation to Mr. McGill is included in his compensation reported in this column.

Aggregated Option Exercises During the Year and Year End Option Values for the Year ended July 31, 2001

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#) (Exercisable/Unexercisable)	Value of In-the-Money Options at Fiscal Year End (2) ($) (Exercisable/Unexercisable)
Theodore M. Allen, President and Chairman of the Board (1)	---	---	---	---
Brian Hayward, Chief Executive Officer			57,560/13,390	37,457/3,348
Peter G. M. Cox, Chief Financial Officer	1,000	1,250	31,238/5,184	21,890/1,296
Bill McGill, Managing Director Livestock Services	---	---	19,020/4,406	7,352/1,102
Ron Enns, Managing Director Farm Sales & Services	---	---	23,176/4,506	13,324/1,127
Louie Sawatzky, Managing Director Crop Production Services	---	---	23,858/4,406	16,559/1,102

Notes: (1) Mr. Allen does not participate in the Executive Stock Option Plan.
(2) Market value of underlying securities at fiscal year end minus the exercise price.

COMPANY PENSION PLANS

Defined Contribution Pension Plan and Supplemental Retirement Plan

The Company's Defined Benefit Pension Plan was converted to a Defined Contribution Pension Plan effective January 1, 1999. The Defined Contribution Pension Plan provides pension arrangements under which the contribution rates of the employer and employee are specified in advance and the benefits to be received by the plan member are calculated based on the total of the accumulated contributions and the investment returns on the accumulated contributions at the date of retirement or termination.

The pension benefit that employees have earned up to and including December 31, 1998 under the Defined Benefit Pension Plan was automatically vested and locked-in for employees who were still actively employed by the Company on January 1, 1999. Each employee was given the option to either retain the benefit earned to the end of 1998 as a monthly pension payable at retirement or to convert it to a lump sum amount. If he or she chose to convert to a lump sum amount, this amount, plus interest to the date of transfer, was transferred to his or her account under the Defined Contribution Pension Plan, to be invested as he or she directs along with all other funds contributed to the employee's account.

A defined benefit component of the Plan remains in place for retirees and a finite group of members who did not elect to convert to the defined benefit plan. None of the named executive officers participate in the defined benefit plan.

The named executive officers also participate in a Supplemental Retirement Plan ("SRP"). The SRP provides that the named executive officer and the Company contribute equally to a total of 9.5% of the named executive officer's earnings less the amount contributed by the Company and the executive under the Defined Contribution Plan. Benefits to be received under the SRP are calculated in the same manner as benefits under the Defined Contribution Pension Plan.

Defined Benefit Pension Plan

The Company's Defined Benefit Pension Plan provides for pensions at normal retirement date based upon final average earnings to a maximum, for 2001, of $95,686. This maximum amount is subject to change every calendar year in accordance with the Yearly Maximum Pensionable Earnings determined under the terms of such retirement plan and Revenue Canada maximum pension benefit rules. Normal retirement date is age 65 and final average is based upon 1/60th of total earnings during the continuous 60 month period in which such Member's earnings were highest in the 120 months of employment preceding retirement date or date of employment termination.

The table below reflects the annual benefits payable under the Company's Defined Benefit Pension Plan to employees of the Company for the various earnings/service

combinations shown. This table applies to employees 60 years of age and over. The benefits do not include payments from the Canada Pension Plan or Old Age Security.

Remuneration	YEARS OF SERVICES				
	15	20	25	30	35
$95,686	$25,834	$34,444	$43,056	$51,667	$60,278

Note: The Company Defined Benefit Pension Plan is based on a maximum pensionable salary of $95,686 per year for 2001. The named executive officers do not participate in the Defined Benefit Plan.

COMPENSATION/PENSION COMMITTEE REPORT

The following is the report of the Compensation/Pension Committee of the Company describing the compensation policies and rationale applicable to the Company's executive officers with respect to the compensation paid to such executive officers for the year ended July 31, 2001.

Compensation/Pension Committee

The Compensation/Pension Committee (the "Committee") of the Board of Directors of the Company recommends to the Board the Company's executive compensation policies, base salary adjustments and any executive bonuses and stock option entitlements. The Committee's Members are Kenneth M. Motiuk (Chairman), Wayne Drul, Craig Hamlin and Ernest Sirski. The Chief Executive Officer and the Managing Director, Human Resources made recommendations to the Committee for fiscal year ending July 31, 2001 as to the bonus compensation to be awarded to executive officers other than the Chief Executive Officer and the President. The recommendations were based on the Company's and management's performance. The Chief Executive Officer and the Managing Director, Human Resources were not present at and did not participate in deliberations concerning their own compensation.

Compensation Philosophy

The Company's executive compensation program is based on pay for performance philosophy and is designed to attract, retain and reward qualified and experienced executive officers who will contribute to the success of the Company. Executive officers are motivated through various elements of this program to meet annual performance goals and enhance long term Shareholder value.

The Company's executive compensation program includes base salary, annual cash incentives (bonuses) and a long-term incentive compensation component comprised of share options to acquire Limited Voting Common Shares of the Company, pursuant to the Company's Executive Stock Option Plan.

In designing and administering the individual elements of the executive compensation programs, the Committee strives to balance short and long-term incentive objectives and uses prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

Base Salary

The Company's philosophy is to target overall base salary levels by comparison with companies of a similar size, type and position in the market. The Committee recommends ranges for base salaries for executive officers in consultation with the Human Resources department of the Company. The base salary ranges are reviewed annually for market competitiveness and reflect each executive officer's responsibilities, experience and proven or expected individual performance. The level of base salary for each executive officer within a specified range is determined by the level of past performance, as well as the level of responsibility and the importance of the position to the Company. The Committee makes recommendations in respect of salary ranges for all executive officers including the President, which are then submitted for approval by the Board of Directors of the Company.

Annual Incentive Bonus Plan

Under the Company's Incentive Compensation Plan (the "Incentive Plan"), the executive officers are eligible to receive annual incentive awards or bonuses. The incentive awards are based on a combination of the Company's results and the level of each individual executive officer's performance. The maximum incentive award range is between 30% and 50% of base salary.

Stock Options

To provide a long term incentive component, the Company's executive officers participate in the Executive Stock Option Plan of the Company.

Chief Executive Officer's Compensation

The compensation of the Chief Executive Officer is also based on the policies and procedures described above.

The Chief Executive Officer's base salary is set in comparison to salaries of Chief Executive Officers of other similar companies. The Chief Executive Officer participates in the Incentive Plan and the Executive Stock Option Plan of the Company.

Executive Retention Agreements

In 1996, the Company entered into agreements ("Retention Agreements") with 7 key executives of the Company in order to induce the executives to remain in the employ of the Company in the event of a change in control (as defined in the agreements). In 2001 the Company entered into Retention Agreements with 3 other key executives. Under the Retention Agreements, in the event of a change of control, the Company has agreed, among other things, to continue the executive in its employ and, if the executive's employment is terminated by the Company at any time within two years

following the change in control (other than for cause, disability, retirement or death) or if the executive's employment is terminated by the executive for good reason (as defined in the agreements) at any time within two years following the change in control, the executive would be entitled to receive, in the case of the Chief Executive Officer, an amount equal to 2 ½ times his annual compensation and, in the case of the 9 other executives, an amount equal to 2 times such employee's annual compensation (subject to proration if the executive would have retired within two years following the date of termination). One of the executives who entered into a Retention Agreement in 1996 has voluntarily terminated his employment with the Company and the Company has no further obligation to that executive under his Retention Agreement. As permitted by the Retention Agreements entered into in 1996, the Company has given notice to the remaining 6 executives that it does not wish to have the Retention Agreements continued beyond 2004. These Retention Agreements will continue until September 18, 2004 and will then expire. The Retention Agreements entered into with the 3 executives in 2001 have a term expiring September 18, 2004.

As a result of the proposed transaction with Agricore, the Company also entered into Amending Agreements with the executives. The Amending Agreements provide that a change of control will be deemed to occur under the Retention Agreements if the transaction with Agricore is closed.

Compensation/Pension Committee Members

Kenneth M. Motiuk (Chairman)
Wayne Drul
Craig Hamlin
Ernest J. Sirski

Performance Graph

The following graph shows changes in the value of $100 invested on July 31, 1996 in (1) the Limited Voting Common Shares of UGG; (2) the Toronto Stock Exchange's 300 Total Return Index; and (3) the Nesbitt Burns' Small Capitalization Total Return Index, for a five year period ending July 31, 2001. Each include the reinvestment of dividends. The average market capitalization of companies in the Nesbitt Burns Small Capitalization Total Return Index ranges from about $7.0 million to about $1.2 billion with an average market capitalization of approximately $216.9 million at July 31, 2001. At the same date, UGG's market capitalization was approximately $212 million.

The TSE 300 Total Return Index includes companies with a market capitalization ranging from approximately $11.5 million to $39.2 billion with an average market capitalization of $2.8 billion.


Relative Performance Index
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UGG Stock Price
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Compensation of Directors

Directors of the Company are entitled to an annual fee of $10,000 each plus an annual allowance of $300. Directors who also serve as provincial Vice Presidents are entitled to an additional annual fee of $1,500. All Directors also receive a fee of $750 for each meeting of the Board of Directors attended and $375 for all other meetings attended in their capacity as Directors of the Company. The Directors are also paid a per diem fee of $375 for attending Company related business functions. The Directors receive a portion of their compensation through a Directors' Share Compensation Plan pursuant to which the Company pays its Directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares.

Directors' Insurance

Directors and officers of the Company are indemnified by the Company under the Company's by-laws to the extent permitted by law. The Company has purchased insurance for its Directors and officers. The aggregate amount of the insurance is $20,000,000 subject to a deductible of $100,000. The aggregate premium for the insurance which is paid by the Company is $74,900.

Indebtedness of Directors, Executive Officers and Senior Officers

As at July 31, 2001 there was no indebtedness owing by any executive officer or Director of the Company, by a proposed nominee as Director of the Company, or by any associates of the foregoing to the Company.

Interest of Directors, Officers, Principal Shareholders and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Director or senior officer of the Company, the proposed nominee for election as a Director of the Company, any Shareholder beneficially owning more than 10% of the issued and outstanding Limited Voting Common Shares or any associate or affiliate of any such person in any transaction since August 1st, 2000 or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries, except for the agreements with ADM described under "Corporate Governance Practices – Composition of the Board" below.

CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSE") requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the Guidelines specified in the TSE Committee on Corporate Governance in Canada Report dated December, 1994. Except as limited by its constating documents and its

strategic alliance with ADM (see "Composition of the Board"), the Company conforms to all of the guidelines published by the TSE Committee on Corporate Governance as set forth in Schedule B. A summary of the Company's approach to corporate governance is stated below.

Board Mandate

The mandate of the Board is to supervise the management of the business and affairs of the Company and the supervision of the Company's management. In fulfilling this mandate, the Board as a whole oversees the development and application of policies regarding corporate governance and is specifically responsible for: (a) the adoption of strategic planning processes for the Company; (b) the identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks; (c) succession planning for the Company, including identifying, appointing, training and monitoring senior management; (d) a communications policy for the Company; (e) overseeing the integrity of the Company's internal controls and management information systems; and (f) maintaining an ongoing dialogue with management in order to ensure the ability to respond to internal and external changes which may affect the Company and its business operations from time to time.

In carrying out its mandate, the Board holds a minimum of four regular meetings each year.

Composition of the Board

The Company has a unique governance structure created by its incorporating legislation, the United Grain Growers Act, Chapter C-59 of the Statutes of Canada, 1992 (the "UGG Act"). The Company's Members, through a system of delegate voting at an Annual Members' Meeting, elect 12 of the 15 Directors (the "Member Directors") from the Membership of the Company. The 3 remaining Directors (the "Non-Member Directors") are elected by the Shareholders. A majority of the Board are unrelated (as defined in the Guidelines) and do not have interests in or relationships with the Company or any significant Shareholder (as defined in the Guidelines).

Although ADM is not a "significant Shareholder" for the purposes of the Guidelines, ADM currently beneficially owns approximately 42% of the outstanding Limited Voting Common Shares. Pursuant to the Strategic Alliance Agreement entered into by the Company and ADM on May 29, 1997, the Company has agreed to support two ADM representatives for election at each annual meeting of Shareholders at which the terms of the incumbent ADM representatives expire, unless at such time: (a) ADM has owned less than 30% but more than 15% of the issued and outstanding Limited Voting Common Shares for a period longer than six consecutive months, in which case the Company will be required to support one ADM nominee for election to the Board of Directors; or (b) ADM has owned less than 15% of the issued and outstanding Limited Voting Common Shares for a period longer than six consecutive months, in which case

the Company will not be required to support the election of any ADM nominee. The Board of Directors believes that it is appropriate to support the nomination and election of such Non-Member Directors given the significant equity interest of ADM in the Company.

If the Agricore Transaction is completed, ADM's ownership interest will drop to approximately 19%. Agricore, UGG and ADM have entered into an agreement under which ADM has agreed to support the Agricore Transaction. Subject to TSE approval, ADM will be entitled to exercise a right to acquire, commencing on the 11th business day after the completion of the Agricore Transaction, and ending on the 10th business day thereafter, additional UGG Limited Voting Common Shares so that following such purchase ADM owns up to a maximum of a 25 percent interest in Agricore United. The purchase price for such shares will be equal to the weighted average trading price of the UGG Limited Voting Shares on the TSE for the ten-day trading period ending on the day immediately preceding the date on which ADM gives notice of the exercise of this right.

ADM and Agricore United will enter into an agreement on the effective date of the Agricore Transaction that will prohibit ADM from increasing its shareholdings above 25 percent for three years. The only exceptions would be if ADM makes a take-over bid to acquire all of the UGG Limited Voting Common Shares or if the Board of Directors of Agricore United decided to issue additional shares to raise capital. In the latter case, ADM would have a first right to buy the shares until it reaches a 45% shareholding level. After this three-year period, ADM will be precluded from owning more than 45% of the UGG Limited Voting Common Shares, unless it makes a take-over bid to acquire all the UGG Limited Voting Common Shares.

ADM has also agreed that if a third party makes a proposal to acquire Agricore United or all or substantially all of its assets that has been accepted or recommended by Agricore United, ADM will be required to vote or tender its UGG Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to Agricore United that the board of directors of Agricore United has determined is more favourable than the proposal made by the third party. The agreement also provides that ADM will continue to be entitled to nominate two representatives to the Agricore United board of directors, as long as it owns at least 15 percent of Agricore United, and one nominee if it owns less than 15 percent of Agricore United but is still the largest single shareholder.

The Board of Directors has concluded that twelve of the current fourteen[1] Members of the Board of Directors are unrelated (as defined in the Guidelines) but that one of the Directors is a related Director as a result of his involvement in the management of the Company's core grain business. Pursuant to the Strategic Alliance Agreement between the Company and ADM, the Company has established a Grain Operations Committee which is responsible for the operating units of the Company that procure, transport and market grain from the farm gate to the end user, including all assets,

[1] One vacancy has occurred due to the passing away of Bernard E. MacKay.

systems and personnel required to conduct the Company's grain business (the "Grain Pipeline"). The mandate of the Grain Operations Committee is to establish the general operational guidelines, business plans and strategies regarding the effectiveness and profitability of the Grain Pipeline. This Committee is made up of four Members, two of whom have been appointed by each of the Company and ADM. One of ADM's appointees to the Committee is not a UGG Director. Mr. Hamlin has been appointed by ADM as the other ADM Grain Operations Committee Member representative. The Board of Directors has therefore concluded that he is a related Director for purposes of the Guidelines. If the Agricore Transaction is completed, the Grain Operations Committee will be reconstituted as a committee of the Board of Directors, composed of two directors (one of whom will be an ADM appointee) and two officers of Agricore United. The mandate of this committee will be as described above but will be subject to review by the Board of Directors of Agricore United from time to time.

The Chief Executive Officer is not a member of the Board. The Chairman of the Board and President (the "Chairman"), serves in a part-time capacity although not as a member of management. The holders of these two offices have a close working relationship, with the Chairman's primary responsibility being external constituencies with day to day awareness of internal management and the Chief Executive Officer having primary responsibility for the internal constituencies and overall management of the Company. The Board of Directors has therefore concluded that the Chairman is a related Director for the purposes of the Guidelines.

Due to the Board's structure and the fact that a majority of the Directors are unrelated, the Board is independent of management.

Committees of the Board

The current standing committees of the Board are the Executive Committee; Agricultural Policy Committee; Audit Committee; Compensation/Pension Committee; and Environment Committee. The Agricultural Policy Committee has two sub-committees: the Grants, Donations and Education Committee and the Member Advisory Group Review Committee.

No standing committee of the Board has autonomous authority and all must seek Board approval prior to the implementation of any proposed action or recommendation.

Except for the Chairman, who is a Member of the Agricultural Policy Committee and Executive Committee, and Mr. Hamlin, who is a Member of the Compensation/Pension Committee, all standing committees of the Board are comprised of only unrelated, non-management Directors. The roles and responsibilities of the standing committees are as follows:

Executive Committee

The Executive Committee is comprised of the President and Chairman of the Board as well as the three Provincial Vice-Presidents and one other director appointed by the Board. The Executive Committee serves as the nominating committee for purposes of recruitment of Non-Member Directors except the ADM representatives. The Executive Committee is also responsible for corporate governance practices as well as the assessment of Director performance. The Member Directors are nominated by the Members without direction or influence from either the Board or management except that Member Directors may participate in the nomination process in their capacity as Members.

Agricultural Policy Committee

Comprised of the twelve Member Directors of the Board, the purpose of the Agricultural Policy Committee is to advance and promote the interests of UGG's customers in agricultural policy areas and advise management on related issues. The Committee is guided by the advice of the Company's members, expressed in resolutions passed at the annual members' meetings.

Audit Committee

The Audit Committee consists of three Member Directors and two Non-Member Directors. All are independent from UGG's management. The Audit Committee's terms of reference are defined in a written Charter established by the Board of Directors. The Charter was established in 1994 and is revised periodically as required, most recently in June, 1999. The Audit Committee has direct communication with the internal and external auditors and meets at least quarterly to discuss and review appropriate matters. The Audit Committee's responsibilities include reviewing interim and annual financial statements and recommending to the Board their approval for inclusion in the Quarterly and Annual Reports, respectively. During its review, the Audit Committee discusses the financial statements and accounting principles with management and the auditors. Other Audit Committee responsibilities include overseeing and monitoring of: the quality of internal controls; management of the Corporation's risks, and; independence of the auditors.

Compensation/Pension Committee

The Compensation/Pension Committee is comprised of three Member Directors and one Non-Member Director who review significant Compensation and Pension matters. The Committee recommends executive and employee compensation policies and monitors the corporation's pension plan, to ensure all compensation and pension policies are fair and appropriate.

Environment Committee

Comprised of five Member Directors, the Environment Committee reviews and monitors UGG's compliance with regulatory requirements and industry standards, training for staff and related policies and procedures on a regular basis. This is intended to ensure that all of the Company's divisions operate safely and with environmental responsibility.

Grants, Donations & Education Committee

The Grants, Donations & Education Committee of the Board of Directors is comprised of four Member Directors. UGG pursues the following corporate policy:

& The Company intends to donate annually to charitable and non-profit groups the equivalent of at least 1% of its three year average domestic pre-tax profit;

& The Company encourages personal charitable giving by its employees and supports their volunteer involvement with such organizations

Targeting Farm Safety, Agriculture in the Classroom, 4-H and other youth programs, education and planned projects relating to the agricultural industry, this Committee fulfils UGG's commitment to the community by reviewing and approving requests for funding from a portion of the funds earmarked for charitable purposes.

Member Advisory Group Review Committee

The Member Advisory Group Review Committee is currently comprised of two Member Directors who monitor the structure of the Member Advisory Groups, which promote the involvement of members in our business activities. This Committee seeks ways to continually enhance the vital advisory role played by UGG's customers. If the Agricore Transaction is completed, this Committee will have the mandate and composition described under "Business of the Meeting – By-law No. 42" above.

Board Approval of Management Action

Management of the Company has limited authority. Management requires prior Board approval in respect of capital expenditures in excess of $1,000,000 and annual operating budgets.

The Board through the Chairman, on an annual basis, establishes the corporate objectives for which the Chief Executive Officer is responsible.

Board Effectiveness

The size of the Board is determined by the UGG Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding Limited

Voting Common Shares and, after such approval, a petition to the Parliament of Canada for the amendment of the UGG Act by Parliament.

The Executive Committee of the Board is responsible for assessment of Director performance. The performance of the Board has been enhanced through training by various experts brought in from time to time to provide direction and information.

The Compensation/Pension Committee of the Board reviews, on an annual basis, the compensation of Directors and the Board feels that its compensation policy realistically reflects the responsibilities and risks involved in being effective Directors.

External Advice for the Board

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board acting in discharge of its duties to manage corporate governance matters.

Investor Relations

The Company has a Shareholders' relations department. The Company also maintains a 1-800 number to allow Shareholders, Members and other interested parties direct and affordable access to the Company.

Shareholder comments and concerns fielded by the Shareholders' relations department are overseen by the Manager, Member Services Administration. In addition, management liases with the investment community after dissemination of significant operational or financial information, including quarterly and annual reports, so as to maintain an effective dialogue with investors and the investment community.

UGG has a web site (www.ugginvestor.com) for investors and brokers that provides data and information of interest to the investor community. The site also includes a link to UGG's customer web site. The Website provides access to the latest events affecting UGG's performance, including press releases and financial reports, the ability to obtain financial statements and reports in a number of formats and archives of past financial reports for comparison.

OTHER INFORMATION

Availability of Disclosure Documents

The Company will provide to any Shareholder, upon request to its Corporate Secretary, a copy of:

1. its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

2. its audited comparative financial statements for its last financial year together with the auditor's report therein;

3. any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

Directors' Approval

The contents of the Management Proxy Circular and the sending thereof have been approved by the Directors of the Company.

TOM KIRK
Corporate Secretary

September 27, 2001
Winnipeg, Manitoba

SCHEDULE A
Approval of Transitional By-Law

BE IT RESOLVED THAT:

The enactment of the By-law annexed hereto as Exhibit A relating to the transitional provisions necessary to effect the combination of the business operations of the Company and Agricore Cooperative Ltd. ("Agricore") as contemplated by the merger agreement between the Company and Agricore be approved ratified and confirmed.

EXHIBIT A

UNITED GRAIN GROWERS LIMITED (the "Corporation")

BY-LAW NO. 42 - TRANSITIONAL BY-LAW RELATING TO MERGER OF AGRICORE COOPERATIVE LTD. AND UNITED GRAIN GROWERS LIMITED

ARTICLE I
DEFINITIONS AND INTERPRETATIONS

1.01 DEFINITIONS

Other than as specified below, capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the General By-law. In this By-law No. 42:

"**Agricore**" means Agricore Cooperative Ltd.;

"**Agricore Board**" means the Agricore board of directors immediately prior to the Effective Date:

"**Agricore Delegates**" means the delegates of Agricore immediately prior to the Effective Date;

"**Agricore Directors**" means six of the former directors who were serving on the Agricore Board immediately prior to the Effective Date and who were selected by the Agricore Board to serve as Member-Directors on the Board after the Effective Date in accordance with Article 5, who shall be appointed to the Board by direct appointment at the Appointment Meeting;

"Agricore Members" means members of Agricore that were members of Agricore immediately prior to the Effective Date;

"Appointment Meeting" means a meeting of the Board on or immediately following the Effective Date at which the Resigning Directors shall resign as Member-Directors upon which the UGG Directors shall appoint the six Agricore Directors to the Board to fill existing vacancies among the Directors;

"Arrangement" means the arrangement involving Agricore, a wholly-owned subsidiary of Agricore and certain Agricore stakeholders under the provisions of section 192 of the CBCA, on and subject to the terms and conditions set forth in the Plan of Arrangement and all amendments thereto;

"By-laws" means the General By-law, the Plan and this By-law No. 42;

"CBCA" means the *Canada Business Corporations Act*;

"Court" means the Manitoba Court of Queen's Bench, or any other court which approved the Plan of Arrangement;

"Effective Date" means the effective date of the Arrangement, being the date shown on the certificate of arrangement issued by the director under the CBCA;

"General By-law" means By-law No. 41 of the Corporation;

"Merger Agreement" means the merger agreement between the Corporation and Agricore dated July 30, 2001, including the schedules and all amendments hereto;

"Plan of Arrangement" means the plan of arrangement of Agricore and a wholly-owned subsidiary of Agricore approved by the Court giving effect to the merger of the Corporation and Agricore;

"Resigning Directors" means the Member-Directors immediately prior to the Effective Date who were not selected by the Board to be the UGG Directors; and

"UGG Directors" means the six Member-Directors who were serving on the Board immediately prior to the Effective Date who were selected by the Board to continue to serve as Member-Directors on the Board after the Effective Date in accordance with Article 5.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, unincorporated organization, trustee, executor, administrator and legal representative.

1.02 REPEALING: SAVING AND PRIORTY

(a) Except as herein provided, all previous by-laws of the Corporation are hereby repealed and replaced by this By-law No. 42.

(b) The provisions of the following by-laws of the Corporation that remain unaffected by the provisions of this By-law No. 42 shall remain in full force and effect:

By-law No. 40 - Capital Reorganization and Restructuring Plan

By-law No. 41 - General By-law of the Corporation

(c) Where there is a conflict between provisions of the other By-laws of the Corporation and this By-law No. 42, the provisions of this By-law No. 42 shall prevail.

ARTICLE II
EFFECTIVE DATE

2.01 CONDITIONAL COMING INTO FORCE AND EXPIRY

This By-law shall come into force on the Effective Date and shall continue in force until the close of business at the 2005 Annual Members' Meeting (unless otherwise amended or repealed prior to such time). For greater certainty, if the Effective Date does not occur because the Merger Agreement is terminated by the Corporation and/or Agricore, or if the Plan of Arrangement is not otherwise completed, this By-law No. 42 shall not come into force and shall be of no effect.

2.02 RATIFICATION

After coming into force in accordance with section 2.01, this By-law No. 42 shall be submitted to the Shareholders at the 2001 Annual Shareholder Meeting and the Shareholders may, by ordinary resolution, confirm, reject or amend this By-Law No. 42. The rejection by the Shareholders of this By-Law No. 42 shall cause this By-Law No. 42 to be of no further effect, without prejudice to all acts carried out theretofore pursuant to the provisions hereof.

ARTICLE III
MEMBERSHIP AND MEETINGS

3.01 CHANGES TO QUALIFICATIONS OF MEMBERS

(a) Any business done with Agricore, either directly or through a corporation, including a co-operative corporate body, partnership, firm, colony or joint farming operation, shall be deemed to be business done with the Corporation for the purposes of section 4.05(c) of the General By-law.

(b) Subject to this Article 3, each Agricore Member who, notwithstanding any other requirements in the General By-law relating to the qualification of Members, qualifies to be a Member under section 4.05(c) of the General By-law (as modified by section 3.01(a) hereof) shall be deemed, as of the Effective Date, and without paying any fee under section 4.02 of the General By-law, to be a Member and, subject to section 3.02 hereof, shall continue as a Member until the membership terminates in accordance with the By-laws of the Corporation, provided that if such Agricore Member is not a natural person, such Agricore Member shall be required to provide the Corporation with the name of one or more natural person(s) to serve as the Member(s) on behalf of such Agricore Member.

3.02 MEMBERSHIP TERMS

Each Member who became a Member of the Corporation in accordance with section 3.01(b) herein shall, if such Member does not cease to be a Member in accordance with section 4.07 of the General By-Law (other than section 4.07(c) of the General By-law), continue as a Member until July 31, 2002, following which time each such Member shall continue as a Member only if otherwise qualified to be a Member of the Corporation in accordance with the Act and the By-laws of the Corporation (including section 4.05(c) of the General By-law and section 3.01(a) herein). For greater certainty, section 4.07(c) of the General By-law shall not apply until July 31, 2002 to the Members who became Members of the Corporation in accordance with section 3.01 herein.

3.03 TRANSITIONAL SUSPENSION OF VOTING AT MEMBERS' MEETINGS

From the Effective Date until August 1, 2002, there shall be no votes taken by any Members at any Members' Meetings, including, but not limited to, votes with respect to the election of Delegates from any Member Advisory Group.

ARTICLE IV
DELEGATES

4.01 QUALIFICATION OF FORMER AGRICORE DELEGATES AS DELEGATES OF THE CORPORATION

Subject to this Article 4, as of the Effective Date, each Agricore Delegate shall be deemed to be a duly appointed Delegate of the Corporation.

4.02 DELEGATES' TERMS

Provided that the Effective Date occurs prior to the 2001 Annual Members' Meeting, each Delegate of the Corporation (including those who became a Delegate of the Corporation in accordance with 4.01 herein) shall continue as a Delegate until the close of business at the 2001 Annual Members' Meeting, at which time such individual shall cease to be a Delegate of the Corporation.

4.03 FIRST ANNUAL MEMBERS' MEETING

Provided that the Effective Date occurs prior to the 2001 Annual Members' Meeting, each individual who became a Delegate of the Corporation in accordance with section 4.01 herein shall be entitled to participate in the 2001 Annual Members' Meeting.

4.04 DELEGATES' VOTING

Provided that the Effective Date occurs prior to the 2001 Annual Members' Meeting, each Delegate who became a Delegate in accordance with section 4.01 herein shall be entitled, until the close of business at the 2001 Annual Members' Meeting, to

vote on any subject on which Delegates are entitled to vote in accordance with the By-laws of the Corporation.

4.05 DELEGATES' DUTIES

Provided that the Effective Date occurs prior to the 2001 Annual Members' Meeting, until the close of business at the 2001 Annual Members' Meeting, section 5.14 of the General By-law shall not apply to the Delegates who became Delegates in accordance with section 4.01 herein. For greater certainty, until the close of business at the 2001 Annual Members' Meeting, Delegates who became Delegates in accordance with section 4.01 herein shall be entitled, but not obligated, to present resolutions for debate at the Annual Members' Meetings.

ARTICLE V
DIRECTORS

5.01 SELECTION OF DIRECTORS

(a) Subject to section 5.01(b) herein, the identity of the six UGG Directors and the term that each such Member-Director shall serve pursuant to section 5.03 herein shall be determined by the Board prior to the Appointment Meeting and the Corporation shall have notified Agricore in writing within at least one day prior to the Effective Date of the names and the terms of such Member-Directors.

(b) Of the six UGG Directors:

(i) one must reside in the Province of Manitoba;

(ii) one must reside in the Province of Saskatchewan; and

(iii) one must reside in the Province of Alberta (including the Peace River district of the Province of Alberta or British Columbia).

(c) The identity of the six Agricore Directors and the term that each such Member-Director shall serve pursuant to section 5.03 herein shall be determined by the Agricore Board prior to the Appointment Meeting and Agricore shall have notified the Corporation in writing within at least one day prior to the Effective Date of the names and the terms of such Member-Directors, each of whom shall be qualified in accordance with section 5.05(a) herein.

5.02 APPOINTMENT OF AGRICORE DIRECTORS

At the Appointment Meeting, after the resignation of the Resigning Directors, the remaining Directors shall appoint the six Agricore Directors to fill the vacancies resulting from such resignations.

5.03 INITIAL STAGGERED TERMS

The six UGG Directors and the six Agricore Directors shall, in the event that the Effective Date occurs prior to the 2001 Annual Members' Meeting, hold office from the Appointment Meeting until the 2001 Annual Members' Meeting and, regardless of whether the Effective Date occurs before, on or after the 2001 Annual Members' Meeting, shall hold office from and after the Effective Date for the terms as follows, as determined pursuant to section 5.01 herein.

(a) the terms of two UGG Directors and two Agricore Directors shall expire at the close of the 2002 Annual Members' Meeting;

(b) the terms of two UGG Directors and two Agricore Directors shall expire at the close of the 2003 Annual Members' Meeting; and

(c) the terms of two UGG Directors and two Agricore Directors shall expire at the close of the 2004 Annual Members' Meeting.

5.04 FIRST ANNUAL MEMBERS' MEETING

In the event that the Effective Date occurs prior to the 2001 Annual Members' Meeting, there shall be no nomination or election of any Member-Directors at the 2001 Annual Members' Meeting.

5.05 QUALIFICATIONS OF DIRECTORS

(a) Each Agricore Director must be qualified to serve as a Member-Director in accordance with section 6.03(a) of the General By-law, provided that the requirement in section 6.03(a)(iii) of the General By-law shall be satisfied if such Agricore Director is deemed to be a Member under section 3.01 herein.

(b) For greater certainty, the UGG Directors shall, subject to section 5.07 herein, continue to be subject to sections 6.02 and 6.03 of the General By-law.

5.06 CEASING TO HOLD OFFICE AND TERMINATION

(a) Upon a UGG Director or an Agricore Director ceasing to hold office as a Member-Director of the Corporation in accordance with section 6.12 of the General By-law, such vacancy in the Board may be filled in accordance with the General By-law.

(b) Section 6.11 of the General By-law shall not apply to the Agricore Directors and UGG Directors until the expiry of their terms as specified in section 5.03 herein.

5.07 RESIDENTIAL QUALIFICATIONS

Section 6.03(b) of the General By-law providing for residential qualifications of Directors shall not apply to the Board or its Directors until after the close

of business at the 2005 Annual Members' Meeting, at which time such section 6.03(b) of the General By-law shall be in full force and effect, unless such section of the General By-law has been otherwise amended or repealed prior to such time.

5.08 FIRST MEETING

The Board shall hold a meeting, without notice, immediately following the Appointment Meeting, for the purpose of, in addition to any other business which may properly come before such Meeting, electing the Chairman and President and the First Vice-President of the Board for the ensuing year, one of whom shall be a UGG Director and the other of whom shall be an Agricore Director, for not less than one year after the Effective Date; provided, however, that such business may be conducted at the Appointment Meeting after the appointment of the six Agricore Directors to the Board of Directors.

ARTICLE VI
COMMITTEES OF DIRECTORS

6.01 APPOINTMENT OF COMMITTEES

The Directors shall appoint the following committees at the meeting referred to in section 5.08 herein:

(a) Executive Committee in accordance with section 8.02 of the General By-law;

(b) Nominating Committee;

(c) Compensation Committee, inclusive of Pension and Human Resources Matters;

(d) Audit Committee;

(e) Environmental Committee;

(f) Agricultural Policy Committee;

(g) Member Advisory Group Review Committee (a sub-committee of the Agricultural Policy Committee); and

(h) Grants, Donations and Education Committee (a sub-committee of the Agricultural Policy Committee).

6.02 MAG REVIEW COMMITTEE MEMBERS

(a) Until the close of business at the 2002 Annual Members' Meeting, the Member Advisory Group Review Committee shall consist of equal numbers of UGG Directors and Agricore Directors.

(b) The Member Advisory Group Review Committee shall complete, prior to March 31, 2002, (i) the reallocation of the territorial limits of the Member Advisory Groups to reflect the merger of UGG and Agricore and (ii) the determination of the initial allocation of every Member to one of the Member Advisory Groups designated in (i) above.

(c) The Corporation shall use its best efforts to notify, prior to July 31, 2002, each Member of how such Member is affected by the determinations of the Member Advisory Group Review Committee under section 6.02(b) herein.

SCHEDULE B

TSE Corporate Governance Guidelines Table

TSE GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Company, including:		
(a) adoption of a strategic planning process;	Yes	(a) The strategic planning process of the Company has been developed by the Board with input from management. This is an ongoing process carried out at an annual Board/ Management strategic planning session.
(b) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) The Board reviews on an ongoing basis the principal risks of the Company's business and management's recommendations for managing such risks. Systems put in plan to manage risks are monitored by the Board or the appropriate Board Committee.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) The Executive Committee and Compensation and Pension Committee reviews with the Chief Executive Officer existing management resources and plans, including recruitment and training programs, to ensure that qualified personnel will be available for succession to executive positions. These matters are reviewed with the Board on an as required basis.
(d) communications policy for the Company; and	Yes	(d) The Board has assumed responsibility for ensuring the Company is able to communicate effectively with its shareholders, other stakeholders and the public in a timely, accurate and balanced manner. Continuous disclosure material sent to shareholders is reviewed and approved by the Board or the appropriate Board Committee.
(e) integrity of the Company's internal control and management information systems.	Yes	(e) The responsibility for reviewing internal control and management information systems is delegated to the Audit Committee with the assistance of internal and external auditors. Internal control and information systems are reviewed at least annually by the Audit Committee with management.

TSE GUIDELINES	COMPLIANCE	COMMENTS
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Board is currently comprised of fourteen directors, twelve of whom are unrelated. The Board applied the definition of an *unrelated director* as one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.
3. The principles supporting the conclusion in item 2.	---	The related directors are the President and Chairman of the Board of the Company and Craig L. Hamlin, a member of the Grain Operations Committee. ADM is not a significant shareholder for the purpose of the Guidelines.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	No – Due to ADM Strategic Alliance and Constating Documents	The Executive Committee serves as the nominating committee for purposes of recruitment of Non-Member Directors except the ADM representatives. The President and Chairman of the Board, a related director, is a member of this Committee. Pursuant to the ADM Strategic Alliance Agreement, the Company has agreed to support two ADM representatives for election to the Board. The Company believes this is reasonable given the equity interest of ADM in the Company. The Member Directors are nominated by the Members without direction or influence from either the Board or management except that Member Directors may participate in the nomination process in their capacity as Members.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors.	Yes	The Executive Committee assesses the effectiveness of Board Committees and the Board itself and the contribution of individual directors. In assessing such matters, the Committee makes recommendations for improvement.
6. Existence of an orientation and education program for new recruits to the Board.	Yes	The Board and Management have established an informal orientation and education program for new directors and new Committee Members. In addition, all Committees of the Board report to the Board on an ongoing basis with respect to developments within their respective areas.

TSE GUIDELINES	COMPLIANCE	COMMENTS
		Ongoing education is provided if deemed necessary.
7. Size of the Board and the impact of the number upon effectiveness.	Yes – note Constating Documents	The size of the Board is determined by the UGG Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding Limited Voting Common Shares and, after such approval, a petition to the Parliament of Canada for the amendment of the UGG Act by Parliament.
8. Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Compensation and Pension Committee reviews directors' compensation on an ongoing basis. The Company also conducts surveys to ensure that directors' compensation is consistent with industry standards.
9. Committees of the Board should generally be composed of:		
(a) outside directors; and	Yes	Except for the President and Chairman of the Board who is a member of the Executive Committee and Agricultural Policy Committee, each Board Committee is comprised solely of outside directors.
(b) a majority of whom are unrelated directors.	Yes	Except for the President and Chairman of the Board who is a member of the Executive Committee and Agricultural Policy Committee and Mr. Hamlin who is a member of the Compensation and Pension Committee, each Board Committee is comprised of only unrelated directors.
10. The Board's responsibility for (or a Committee of the Board's general responsibility for) developing the Company's approach to governance issues.	Yes	The Executive Committee has been charged by the Board to develop and review the Company's approach to corporate governance issues, and to review the same and recommend changes from time to time to the Board.
11. The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the directors participate with management in an annual strategic planning meeting which reviews and considers performance targets and objectives.

TSE GUIDELINES	COMPLIANCE	COMMENTS
12. The structures and procedures ensuring that the Board can function independently of management.	Yes	There are only two related directors on the Board, being the President and Chairman of the Board and Mr. Hamlin. All other directors are independent of management. The Board meets independently of management on an ongoing basis.
13.		
(a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee is comprised of only unrelated, outside directors.
(b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	Yes	The Audit Committee has adopted roles and responsibilities setting forth meeting requirements and matters to be reviewed and approved including items set out in its written Charter last revised in 1999. These matters include the review of annual and quarterly financial statements, accounting practices and policies, ongoing reviews with the Company's auditors including the scope of the audit and the role, independence and fees of the external auditors.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee reviews with internal and external auditors and management accounting principles, policies and practices, financial statements and disclosure documents and specific issues as appropriate. The Audit Committee also holds in camera sessions with each of the internal auditors, external auditors and management.
(d) The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes	The Audit Committee reviews the scope and adequacy of management's system of internal control and reviews the adequacy and effectiveness of such internal controls through discussions with management and the work of the internal and external auditors.

12. Notice of 2002 Annual and Special Meeting and Management Proxy Circular


Agricore
United™

NOTICE OF
2002 ANNUAL AND SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

AGRICORE UNITED

January 7, 2003

Dear Shareholder,

You are invited to attend the Annual and Special Meeting of the Shareholders of Agricore United which will be held in The Fairmont Winnipeg, Winnipeg, Manitoba on Wednesday, February 5, 2003 at 9:30 a.m.

The items of business to be acted upon by our Shareholders are set forth in the accompanying Notice of Annual and Special Meeting and Management Proxy Circular. Your participation in the Annual and Special Meeting is important to the Company regardless of the number of Limited Voting Common Shares you hold.

If you are unable to attend in person please complete, date, sign and promptly return the enclosed form of proxy in the envelope provided for this purpose. By returning your proxy you may save your Company the cost of additional proxy solicitation which is ultimately borne by all Shareholders. If you intend to be present at the meeting you may nevertheless find it convenient to express your views in advance by returning the form of proxy duly completed. If more convenient, you may fax your completed proxy to Computershare Trust Company of Canada at 1-866-249-7775.

At this meeting we will review with you the business and affairs of the Company and our expectations for the future. You will also have an opportunity to meet your Directors and the management of the Company.

Sincerely yours,

Ted Allen,
President and Chairman
of the Board

TABLE OF CONTENTS

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is given that the annual and a special meeting (the "Meeting") of the holders of Limited Voting Common Shares (the "Limited Voting Common Shares") of UNITED GRAIN GROWERS LIMITED, operating as **AGRICORE UNITED** (the "Company") will be held at The Fairmont Winnipeg at Two Lombard Place, Winnipeg, Manitoba, on Wednesday, February 5, 2003 at 9:30 a.m. for the following purposes:

1. *to elect three Non-Member Directors;*

2. *to appoint auditors to hold office until the close of the next annual Shareholders' meeting and authorize the Directors to fix the remuneration of the auditors;*

3. *to consider and, if deemed advisable, to pass an ordinary resolution (in the form annexed as Schedule "A" to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting) approving, ratifying and confirming amendments to By-law No. 41 (the General By-law) and By-law No. 42 (the Transitional By-law) of the Company (as set out as Exhibit A to Schedule A to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting); and*

4. *to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.*

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY FOR USE AT THE MEETING BY EITHER USING THE ENCLOSED SELF-ADDRESSED ENVELOPE OR FAXING THE COMPLETED PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA AT 1-866-249-7775.

All instruments appointing proxies to be used at the Meeting must be deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 prior to 4:30 p.m. (Toronto Time) on February 3, 2003 or such later time as the Chairman may determine.

The 2002 Annual Report, the Management Proxy Circular and a form of Proxy accompany this Notice of Annual and Special Meeting.

DATED at Winnipeg, Manitoba, this 7th day of January, 2003.

By order of the Board
TOM KIRK, Corporate Secretary
P.O. Box 6600
Winnipeg, Manitoba R3C 3A7

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of United Grain Growers Limited, operating as Agricore United (the "Company" or "Agricore United") to be used at the annual and special meeting (the "Meeting") of holders ("Shareholders") of Limited Voting Common Shares (the "Limited Voting Common Shares") of the Company to be held at The Fairmont Winnipeg at Two Lombard Place, Winnipeg, Manitoba, R3B 0Y3, on Wednesday, February 5, 2003 at 9:30 a.m. and at any and all adjournments and postponements thereof for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting"). While it is expected that the solicitation will be primarily by mail, proxies may also be solicited by directors, officers or regular employees of the Company personally or by telephone. The cost of solicitation will be borne by the Company. The information contained herein is given as at January 7, 2003 except where otherwise noted.

Appointment of Proxy Holders and Revocation of Proxies

Shareholders who wish to be represented by proxy at the Meeting must deposit properly executed proxies with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (delivery or mail using the enclosed self-addressed envelope) or by fax at 1-866-249-7775, prior to 4:30 p.m. (Toronto Time) on February 3, 2003 or such later date as the Chairman may determine. All Limited Voting Common Shares represented by properly executed proxies will be voted for or against or withheld from voting on matters identified in the Notice of Meeting in accordance with the instructions of the Shareholders as specified thereon except as set out below (see "Exercise of Discretion by Proxy Holders").

The persons named in the enclosed form of proxy are Directors or officers of the Company. As indicated on the form of proxy, a Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting may do so by inserting such person's name in the blank space provided on that form and delivering or mailing the completed proxy using the enclosed self-addressed envelope to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by fax at 1-866-249-7775 for receipt prior to the deadline set forth above.

All non-registered holders of Limited Voting Common Shares who receive these materials through a broker or other intermediary should complete and return the materials entitling such beneficial owners to vote in accordance with the instructions provided to them by such broker or other intermediary.

A Shareholder giving a proxy may revoke the proxy by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a company, by an officer or attorney thereof duly authorized, and deposited with Computershare Trust Company of Canada at the above address, at any time up to and including 4:30 p.m. (Toronto Time) on the last business day preceding the day of the Meeting at which the proxy is to be used or, in any case, with the Chairman or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting, or any adjournments or postponements thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Record Date for Notice of Meeting and Provisions Related to Voting

The Board of Directors of the Company has fixed December 27, 2002 as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. Each Shareholder is entitled to one vote for each Limited Voting Common Share shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date. A person who has acquired Limited Voting Common Shares after the record date who obtains from the vendor of such shares an executed proxy relating to the transferred shares and deposits such proxy with Computershare Trust Company of Canada at the above address, prior to 4:30 p.m. (Toronto Time) on February 3, 2003 or such later time as the Chairman may determine will be entitled to vote such shares at the Meeting.

Exercise of Discretion by Proxy Holders

The persons named in the enclosed form of proxy will vote the Limited Voting Common Shares in respect of which they are appointed proxy holder in accordance with the direction of the Shareholders appointing them. **In the absence of such direction, such Limited Voting Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before such Meeting.** At the date hereof, management of the Company knows of no such amendment, variation, or other matters.

Limited Voting Common Shares and Principal Holders Thereof

The issued and outstanding capital of the Company as at December 27, 2002, consisted of 45,285,920 Limited Voting Common Shares and 1,105,157 Series A Convertible Preferred Shares. The Limited Voting Common Shares are the only class of the Company's shares entitled to be voted at the Meeting.

Every question coming before the Meeting shall be determined by the majority of votes duly cast on the question.

As at December 27, 2002, to the knowledge of the management of the Company, the only person owning beneficially or exercising control or direction over more than 10% of the outstanding Limited Voting Common Shares was Archer Daniels Midland Company ("ADM") which, through its wholly-owned subsidiary, ADM Agri-Industries Company, beneficially owns 9,011,927 Limited Voting Common Shares, or approximately 19.9% of the issued and outstanding Limited Voting Common Shares. The Company completed an offering of $105 million aggregate principal amount of 9% Convertible Unsecured Subordinated Debentures (the "Debentures") on November 27, 2002. ADM Agri-Industries Company purchased $45 million aggregate principal amount of the Debentures under the offering pursuant to its existing pre-emptive rights described under "Corporate Governance Practices – Composition of the Board". Assuming conversion of all of the Debentures into Limited Voting Common Shares, ADM would beneficially own approximately 25.6% of the outstanding Limited Voting Common Shares of the Company.

BUSINESS OF THE MEETING

Election of Directors

Under its governing legislation, the Company has both Members and Shareholders. Members are farming customers of Agricore United who, through a system of delegate voting based upon geographic representation, are entitled to elect 12 of the 15 Directors of the Company. These 12 Directors must also be Members and Shareholders of Agricore United. The remaining three Directors, who cannot be Members of Agricore United, are elected by Shareholders. On January 29, 2002, Mr. Burnell D. Kraft and Mr. Craig L. Hamlin, both non-member directors and representatives of ADM, and whose terms as directors were scheduled to expire at the 2003 and 2004 Annual Meeting respectively, resigned from the Board of Directors and on February 6, 2002, Mr. G. Allen Andreas, Chairman and Chief Executive of ADM and Mr. Paul B. Mulhollem, President and Chief Operating Officer of ADM, were appointed to fill the resulting vacancies (see "Corporate Governance Practices – Composition of the Board"). Set forth below are the names of these Non-Member Director nominees proposed for election this year, their municipality of residence, principal occupation or employment during the past five years, all positions and offices held with the Company, the number of Limited Voting Common Shares and Series A Convertible Preferred Shares of the Company owned by the nominee or over which control or direction is exercised and the length of his proposed term of office.

Name and Address	Principal Occupation or Employment during past 5 years	Positions and Office Held with Company	Director Since	Number of Limited Voting Common Shares owned or beneficially owned(1)	Number of Series A Convertible Preferred Shares owned or beneficially owned(1)	Term of Office
G. Allen Andreas(2) Decatur, Illinois	Executive, ADM	Director	Feb. 6/02	1	0	2 years
Paul B. Mulhollem(2) Decatur, Illinois	Executive, ADM	Director	Feb. 6/02	1	0	1 year

(1) Based upon information provided by the nominee.
(2) Nominated pursuant to the Strategic Alliance Agreement with ADM described under "Corporate Governance Practices – Composition of the Board".

The above-named nominees have established their eligibility and willingness to serve as a Director if elected. If, prior to the Meeting, such nominee becomes unable or unwilling to serve and unless authority to vote in favour of the election of such nominee has been withheld, the persons named in the enclosed form of proxy will have the right to vote for a properly qualified substitute in their discretion.

Mr. F. William Woodward's term as a Non-Member Director was scheduled to expire at the Meeting, and he has resigned from the Board. The Executive Committee, which serves as the nominating committee for the recruitment of Non-Member Directors except the ADM representatives, is currently reviewing qualified candidates and intends to recommend a replacement nominee prior to the Meeting. The Company intends to announce the identity of the replacement nominee by press release and, time permitting, in a supplement to this Circular prior to the Meeting.

Set forth below are the names of the current Member and Non-Member Directors, their municipalities of residence, their position with the Company, their principal occupations or employment, shareholdings, the year since which each Director has continually served as Director of the Company and the length of his remaining term of office.

Name and Municipality of Residence	Position	Principal Occupation or Employment during the past 5 years	Limited Voting Common Shares Owned or Beneficially Owned(4)	Series "A" Convertible Preferred Shares Owned or Beneficially Owned(4)	Period(s) as a Director (6)	Term of Office Expires (7)
Theodore M. Allen (1) Calgary, AB	President, Chairman of the Board, and Director	President of the Company	74,626	293	since 1973	2004
G. Allen Andreas (2)(5) Decatur, IL	Director	Executive, ADM	1	---	since 2002	2002
Hugh F. Drake Elkhorn, MB	Director	Farmer	4,760	1	since 2001	2002
Wayne W. Drul (1)(3) Oakburn, MB	Manitoba Vice-President & Director	Farmer	4,643	193	since 1994	2004
Maurice A. Lemay (2) Tangent, AB	Director	Farmer	3,802	331	since 1994	2003
Donald W. Lunty Forestburg, AB	Director	Farmer	4,824	---	since 2001	2004
Melvin A. McNaughton (1)(2) Rumsey, AB	First Vice-President &	Farmer	3,288	---	since 2001	2002

	Director					
Kenneth M. Motiuk (1)(3) Mundare, AB	Alberta Vice-President & Director	Farmer	7,421	79	since 1990	2002
Paul B. Mulhollem (3)(5) Decatur, IL	Director	Executive, ADM	1	---	since 2002	2002
Robert D. Pettinger (3) Elgin, MB	Director	Farmer	3,089	---	since 2001	2004
Neil D. Silver (3) Huxley, AB	Director	Farmer	3,564	---	since 2001	2003
Ernest J. Sirski (3) Dauphin, MB	Director	Farmer	3,911	1	since 1993	2003
James M. Wilson (2) Darlingford, MB	Director	Farmer	4,892	---	since 2001	2003
Terry V. Youzwa (1)(2) Nipawin, SK	Saskatchewan Vice-President & Director	Farmer	10,994	62	since 1990	2002

Notes:
(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of Compensation/Pension Committee
(4) Based upon information provided by each Director
(5) Non Member Director
(6) The period(s) as a Director shown are the date of original election as a director of the Company. Messrs. Drake, Lunty, McNaughton, Pettinger, Silver and Wilson became directors in 2001 as a result of the Merger but had served various terms as directors of Agricore prior to the Merger.
(7) The year of expiry for the term of office of the Member Directors was determined in accordance with By-law No. 42 of the Company approved at the 2001 Annual and Special Meeting of the Company. The year listed is the financial year of the Company. The Directors term will expire at the annual meeting of the Company following such financial year.

Appointment and Remuneration of Auditors

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual meeting of Shareholders and the authorization of the Directors to fix the remuneration of such auditors. PricewaterhouseCoopers LLP or its predecessors, were first appointed as auditors of the Company on September 1, 1928. A resolution appointing the auditors and authorizing the Directors to fix such remuneration must be passed by a majority of the votes cast by the Shareholders represented in person or by proxy at the Meeting.

Amendments to By-law Nos. 41 and 42

By-law 41 (the "General By-law") is the General By-law of the Company. By-law 42 (the "Transitional By-law") was approved at the 2001 Annual and Special Meeting of the Company. By-law 42 was adopted in order to address certain transitional matters that arose from the combination of the businesses of the Company and Agricore Cooperative Ltd. ("Agricore") which was effective November 1, 2001 (the "Merger").

It is now proposed that certain amendments be made to those By-laws.

Categories of Amendments:

(a) amendments required as result of the Member Advisory Group Review Committee recommendations;
(b) amendments to permit electronic communication with shareholders, members, delegates and directors;
(c) amendments to directors and officers indemnity obligations; and
(d) amendments of annual meeting dates as result of changing the Company's financial year-end.

Details of the Proposed Amendments:

(a) Member Advisory Group Review Committee ("MAG Review Committee") Recommendations – Amendments are required to sections 6.03, 6.05 and 6.12 of the General By-law and Section 5.07 of the Transitional By-law to implement certain recommendations of the MAG Review Committee.

General By-law:

- Section 6.03 amendments will implement a residential structure for the member directors as at the close of the 2002 Annual Members Meeting which will require that at least two of the member directors must reside in Manitoba; two must reside in Saskatchewan; two must reside in Alberta and one must reside in the Peace River district of Alberta or British Columbia;
- Section 6.05 (a) amendments will permit qualified individuals who wish to seek nomination as a member director to give notice to the corporate secretary who will include this information in the notice of meeting;
- Section 6.05 (f) amendments will require that elections for member directors must first be held to fill the residential requirements and then elections are held for all other vacancies with those who have been unsuccessful in the residential election having the right to run again in these "at large" elections; and
- Section 6.12 amendments are required to address the possibility that a member director changes residence such that the residential requirements of the General By-law are not met. If this occurred, it would create a vacancy that could be filled by the Board until the next Annual Members Meeting.

Transitional By-law

- Section 5.07 of the Transitional By-law will be amended to bring it into conformity with the residential requirements of the revised General By-law.

(b) Electronic Communications and Voting - Amendments to the *Canada Business Corporations Act* ("CBCA") permit shareholders to vote and participate in meetings electronically and the Company to communicate with shareholders by electronic means. It is proposed that the General By-law be amended to permit this as well. Amendments will also be made to the General By-law to permit electronic communication and voting by members, delegates and directors.

Thus the General By-law will be amended:

- to include a definition of "electronic document";
- to add a new Section 4.29 and Section 4.30 to permit electronic voting and participation in meetings;
- to change Section 7.06 to permit directors to participate in meeting electronically;
- to change Sections 11.12, 11.15 and 11.16 to permit electronic proxy and other forms of electronic voting; and
- to change Section 14.01 of the General By-law to permit service of documents by electronic means.

(c) Directors' and Officers' Indemnity – It is proposed that the General By-law be amended to reflect changes to the directors and officers indemnification provisions of the CBCA, which took effect in November, 2001.

The CBCA was amended:

- to permit indemnification for the cost of directors and officers in defending themselves in "investigative proceedings". The change allows corporations to ensure that directors and officers are adequately protected against the cost of such proceedings;

- to permit indemnification where an officer or director is serving as a director or officer of an entity (or in a similar capacity) which may not be a direct subsidiary or which does not have a direct financial relationship with the corporation;

- to permit indemnification where an officer or director is serving at the corporation's request as director or officer (or in a similar capacity) of an entity which is not a corporation, such as a partnership, a trust or other unincorporated entity; and

- to permit a corporation to advance defence costs to directors or officers for the defence of proceedings against the officer or director.

The proposed changes to the indemnity obligations of the Company to conform them to the CBCA, are reflected in the proposed amendments to Section 10.02 of the General By-law.

(d) Changes Resulting from Changing the Financial Year-End

In June 2002, the Company changed its financial year-end from July 31st to October 31st. Amendments are required to Sections 4.09 and 11.01 of the General By-law to accommodate the annual meeting date changing as a result of the year-end change. The amendment to Section 4.09 permits the annual members meeting to be held at such time as the Board determines provided that the timing of the meeting is subject to the same rules as the holding of the shareholder meeting. The amendment to Section 11.09 of the General By-law permits the Board to determine the date of the annual shareholder meeting, subject to the requirements of the CBCA.

At the Annual and Special Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution in the form of Schedule A approving, ratifying and confirming these amendments to the General By-law and Transitional By-law of the Company. To be effective, the majority of the votes cast by the Shareholders represented in person or by proxy at the Meeting must be cast in favour of such resolution.

EXECUTIVE COMPENSATION

The following tables set forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years by the Chief Executive Officer of the Company and each of the other four (4) most highly compensated executive officers of the Company during the 2002 financial year (the "named executive officers"), including grants of stock options to the named executive officers under the Company's Executive Stock Option Plan relating to the 2002 financial year, details of all exercises of options by named executive officers of the Company during such financial year and the financial year-end number and value of unexercised options on an aggregated basis.

Summary Compensation Table

Name and Principal Position	Financial Year (1)	Annual Compensation			Long Term Compensation Awards, Securities under Options (4)	All Other Compensation ($)(5)
		Salary ($)(2)	Bonus ($)	Other Annual Compensation (3)		
Brian Hayward, Chief Executive Officer	2002	716,058	----	----	64,433	34,013
	2001	350,000	70,000	----	----	16,884.61
	2000	320,100	----	----	----	15,204.75
Peter G. M. Cox, Chief Financial Officer	2002	323,769	----	----	21,263	15,379
	2001	185,000	61,050	----	----	8,771.05
	2000	170,000	----	----	----	8,075.00
Bill McGill, Managing Director Livestock Services	2002	312,480	----	----	20,490	14,853
	2001	180,000	59,400	----	----	8,089.94
	2000	151,730	22,500	----	----	13,332.10 (6)
Ron Enns, Managing Director Country Operations	2002	312,480	----	----	20,490	14,853
	2001	180,000	59,400	----	----	8,089.94
	2000	151,731	----	----	----	6,832.21
Brad Vannan, Managing Director Merchandising & Transportation Logistics	2002	311,076	----	----	11,000 (4) 20,490	14,525
	2001	160,192	57,750	----	----	7,609
	2000	100,614	----	----	----	4,744.59

Notes:

(1) In June 2002, the Company changed its financial year-end from July 31st to October 31st commencing in 2002. The information in this table for the 2002 financial year is for the 15-month period ended October 31, 2002 (see also Note 2).

(2) Salary for the named executive officers for the periods from August 1st to July 31, 2002, 2001 and 2000 was as follows:

Name	Annual Salary ($) August 1st to July 31st		
	2002	2001	2000
Brian Hayward	547,789	350,000	320,100
Peter Cox	249,730	185,000	170,000
Bill McGill	241,133	180,000	151,730
Ron Enns	241,133	180,000	151,731
Brad Vannan	239,729	160,192	100,614

(3) Other annual compensation to each of the named executive officers did not exceed the lesser of $50,000 and 10% of such named executive officer's aggregate salary and bonus.

(4) There were no options granted relating to the fiscal years ended July 31, 2000 or July 31, 2001.

The 11,000 options granted to Mr. Vannan were granted on September 20, 2001. These options vest as to 1/5th per year on each of September 20, 2001, September 20, 2002, September 20, 2003, September 20, 2004 and September 20, 2005.

The other options granted in the 2002 financial year were granted on March 21, 2002. These options vest as to 1/5th per year on each of March 21, 2002, March 21, 2003, March 21, 2004, March 21, 2005 and March 21, 2006.

The fair market value of the stock option award is recognized and reported by the Company as compensation expense over the vesting period with an offsetting amount to contributed surplus.

(5) The amounts in this column, other than the $6,500 paid to Mr. McGill in 2000 for services as a director of Puratone Corporation (see note 6), are the annual contributions by the Company to certain of the named executive officer's defined contribution plan and/or supplementary retirement plan (see "Company Pension Plans – Defined Contribution Pension Plan and Supplemental Retirement Plan"). Contributions under the Company's defined contribution pension plan commenced in fiscal 1999 and contributions under the Company's supplementary retirement plan commenced in fiscal 2000.

(6) In 2000 Mr. McGill received $6,500 from Puratone Corporation, a company in which the Company has an approximate 32% interest, for services as a director of Puratone Corporation. This compensation to Mr. McGill is included in his compensation reported in this column.

Options Granted During the Financial Year Ended October 31, 2002

Name	Securities Under Options Granted (1)(2)	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price ($/Security) (3)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (3)	Expiration Date
Brian Hayward, Chief Executive Officer	64,433	15.74	9.70	9.70	March 21, 2012
Peter G. M. Cox, Chief Financial Officer	21,263	5.19	9.70	9.70	March 21, 2012
Bill McGill, Managing Director Livestock Services	20,490	5.00	9.70	9.70	March 21, 2012
Ron Enns, Managing Director Country Operations	20,490	5.00	9.70	9.70	March 21, 2012
Brad Vannan, Managing Director Merchandising & Transportation Logistics	11,000 (4) 20,490	7.50	10.30 (4) 9.70	10.30 (4) 9.70	September 20, 2011 (4) March 21, 2012

(1) All options except the 11,000 granted to Mr. Vannan on September 20, 2001 (see footnote 4) were granted on March 21, 2002. These options vest as to 1/5th per year on each of March 21, 2002, March 21, 2003, March 21, 2004, March 21, 2005 and March 21, 2006.
(2) Each option is exercisable into a Limited Voting Common Share of the Company.
(3) Based on the closing price on the TSX of the Limited Voting Common Shares on the day of the grant.
(4) These options were granted to the named executive officer on September 20, 2001. These options vest as to 1/5th per year on each of September 20, 2001, September 20, 2002, September 20, 2003, September 20, 2004 and September 20, 2005.

Aggregated Option Exercises During the Year and Year End Option Values for the Financial Year Ended October 31, 2002

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) (Exercisable/ Unexercisable)	Value of In-the-Money Options at Financial Year-End (1) ($) (Exercisable/ Unexercisable)
Brian Hayward, Chief Executive Officer	----	----	67,291/51,546	----
Peter G. M. Cox, Chief Financial Officer	----	----	30,083/17,010	----
Bill McGill, Managing Director Livestock Services	----	----	18,793/16,392	----
Ron Enns, Managing Director Country Operations	----	----	22,870/16,392	----
Brad Vannan, Managing Director Merchandising & Transportation Logistics	----	----	8,498/22,992	----

Notes: (1) Market value of underlying securities at financial year end minus the exercise price. Market value is based on the closing price of the Limited Voting Common Shares on the TSX on October 31, 2002 of $5.91.

COMPANY PENSION PLANS

Defined Contribution Pension Plan and Supplemental Retirement Plan

The Company's Defined Benefit Pension Plan was converted to a Defined Contribution Pension Plan effective January 1, 1999. The Defined Contribution Pension Plan provides pension arrangements under which the contribution rates of the employer and employee are specified in advance and the benefits to be received by the plan member are calculated based on the total of the accumulated contributions and the investment returns on the accumulated contributions at the date of retirement or termination.

The pension benefit that employees have earned up to and including December 31, 1998 under the Defined Benefit Pension Plan was automatically vested and locked-in for employees who were still actively employed by the Company on January 1, 1999. Each employee was given the option to either retain the benefit earned to the end of 1998 as a monthly pension payable at retirement or to convert it to a lump sum amount. If he or she chose to convert to a lump sum amount, this amount, plus interest to the date of transfer, was transferred to his or her account under the Defined Contribution Pension Plan, to be invested as he or she directs along with all other funds contributed to the employee's account.

A defined benefit component of the Plan remains in place for retirees and a finite group of members who did not elect to convert to the defined contribution plan. None of the named executive officers participate in the defined benefit plan.

The named executive officers also participate in a Supplemental Retirement Plan ("SRP"). The SRP provides that the named executive officer and the Company contribute equally to a total of 9.5% of the named executive officer's earnings less the amount contributed by the Company and the executive under the Defined Contribution Pension Plan. Benefits to be received under the SRP are calculated in the same manner as benefits under the Defined Contribution Pension Plan.

Defined Benefit Pension Plan

The Company's Defined Benefit Pension Plan provides for pensions at normal retirement date based upon final average earnings to a maximum, for 2002, of $95,961. This maximum amount is subject to change every calendar year in accordance with the Yearly Maximum Pensionable Earnings determined under the terms of such retirement plan and Revenue Canada maximum pension benefit rules. Normal retirement date is age 65 and final average is based upon 1/60th of total earnings during the continuous 60 month period in which such Member's earnings were highest in the 120 months of employment preceding retirement date or date of employment termination.

The table below reflects the annual benefits payable under the Company's Defined Benefit Pension Plan to employees of the Company for the various earnings/service

combinations shown. This table applies to employees 60 years of age and over. The benefits do not include payments from the Canada Pension Plan or Old Age Security and such payments are not deducted from the pension benefit payments.

Remuneration	YEARS OF SERVICES				
	15	20	25	30	35
$95,961	$25,834	$34,444	$43,056	$51,667	$60,278

Note: The Company Defined Benefit Pension Plan is based on a maximum pensionable salary of $95,961 per year for 2002. The named executive officers do not participate in the Defined Benefit Plan.

COMPENSATION/PENSION COMMITTEE

The Compensation/Pension Committee (the "Committee") of the Board of Directors of the Company recommends to the Board the Company's executive compensation policies, base salary adjustments and any executive bonuses and stock option entitlements. The Committee's Members are Wayne Drul, Kenneth M. Motiuk (Chairman), Paul Mulhollem, Rob Pettinger and Neil Silver. Former director Craig Hamlin and current director Ernie Sirski also served on the Compensation/ Pension Committee during the 2002 financial year. The Chief Executive Officer and the Managing Director, Human Resources made recommendations to the Committee for financial year ending October 31, 2002 as to compensation to be awarded to executive officers other than the Chief Executive Officer and the President. The recommendations were based on the Company's and management's performance. The Chief Executive Officer and the Managing Director, Human Resources were not present at and did not participate in deliberations concerning their own compensation.

None of the named executive officers have a written employment contract. Therefore, the named executive officers are employees of the Company. As such and subject to the named executive officers being eligible to participate in the Executive Stock Option Plan, they are subject to the same employment policies that affect all employees of the Company.

Report on Executive Compensation

The following is the report of the Compensation/Pension Committee of the Company describing the compensation policies and rationale applicable to the Company's executive officers with respect to the compensation paid to such executive officers for the financial year ended October 31, 2002.

Compensation Philosophy

The Company's executive compensation program is based on pay for performance philosophy and is designed to attract, retain and reward qualified and experienced executive officers who will contribute to the success of the Company. Executive officers are motivated through various elements of this program to meet annual performance goals and enhance long term Shareholder value.

In designing and administering the individual elements of the executive compensation programs, the Committee strives to balance short and long-term incentive objectives and uses prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The named executive officers' compensation program is based on three components: base salary, annual cash incentives (bonuses) and long-term incentive compensation provided under the Company's Executive Stock Option Plan.

Each year the Chief Executive Officer and the Managing Director, Human Resources review the Company's financial performance as compared to original budgeted targets. Performance is measured in a number of financial categories including earnings before interest, taxes, depreciation and amortization (EBITDA), operating income, pre-tax earnings before and after unusual items, net earnings, earning per share, cash flow per share, and return on equity. Based on this review and the individual executive officer's overall performance, the Chief Executive Officer and Managing Director, Human Resources, make recommendations to the Compensation Committee in respect of base salary, bonuses and stock options for executives other than the Chief Executive Officer and the President. The Compensation Committee reviews these recommendations and determines what recommendation it will make to the Board of Directors respecting the executive officers including the Chief Executive Officer and the President. The Board makes the final decision on any base salary increases, bonuses and stock options for executives.

Base Salary

The Company's philosophy is to target overall base salary levels by comparison with companies of a similar size, type and position in the market. The Committee recommends ranges for base salaries for executive officers in consultation with the Human Resources department of the Company. The base salary ranges are reviewed annually for market competitiveness and reflect each executive officer's responsibilities, experience and proven or expected individual performance. The level of base salary for each executive officer within a specified range is determined by the level of past performance, as well as the level of responsibility and the importance of the position to the Company. The Committee makes recommendations in respect of salary ranges for all executive officers including the President, which are then submitted for approval by the Board of Directors of the Company.

Annual Incentive Bonus Plan

Under the Company's Incentive Compensation Plan (the "Incentive Plan"), the executive officers are eligible to receive annual cash bonuses. The incentive awards are based on the Company's financial results described above. The maximum incentive award range is 20% of base salary, but only if the financial objectives of the Company are exceeded.

Stock Options

To provide a long-term incentive component, the Company's executive officers (other than Mr. Allen) participate in the Executive Stock Option Plan of the Company.

Chief Executive Officer's Compensation

The compensation of the Chief Executive Officer is based on the policies and procedures described above.

The Chief Executive Officer's base salary is set in comparison to salaries of Chief Executive Officers of other similar companies. The Chief Executive Officer participates in the Incentive Plan and the Executive Stock Option Plan of the Company.

In order to determine compensation relative to other companies in the marketplace, the Company does from time to time retain third party consultants to provide survey information on salaries for chief executive officers of similar companies or businesses.

The foregoing report is submitted on behalf of the Compensation/Pension Committee:

Kenneth M. Motiuk (Chairman)
Wayne W. Drul
Paul B. Mulhollem
Robert D. Pettinger
Neil D. Silver

Executive Retention Agreements

In 1996, the Company entered into agreements ("Retention Agreements") with 7 key executives of the Company in order to induce the executives to remain in the employ of the Company in the event of a change in control (as defined in the agreements). In 2001 the Company entered into Retention Agreements with 4 other key executives. Under the Retention Agreements, in the event of a change of control, the Company has agreed, among other things, to continue the executive in its employ and, if the executive's employment is terminated by the Company at any time within two years following the change in control (other than for cause, disability, retirement or death) or if the executive's employment is terminated by the executive for good reason (as defined in the agreements) at any time within two years following the change in control, the executive would be entitled to receive, in the case of the Chief Executive Officer, an amount equal to 2½ times his annual compensation and, in the case of the other executives, an amount equal to 2 times such employee's annual compensation (subject to proration if the executive would have retired within two years following the date of termination).

One of the executives who entered into a Retention Agreement in 1996 has voluntarily

terminated his employment with the Company and the Company has no further obligation to that executive under his Retention Agreement. As permitted by the Retention Agreements entered into in 1996, the Company has given notice to the remaining 6 executives that it does not wish to have the Retention Agreements continued beyond 2004. These Retention Agreements will continue until September 18, 2004 and will then expire. The Retention Agreements entered into with the 4 executives in 2001 have a term expiring September 18, 2004.

As a result of the transaction with Agricore, the Company also entered into Amending Agreements with the executives. The Amending Agreements provide that a change of control will be deemed to occur under the Retention Agreements as a result of the Merger. The employment of one of the executives who entered into a Retention Agreement in 1996 terminated as a result of the Merger and he was paid his entitlement under his Retention Agreement during the fiscal year.

In addition, in connection with the Merger, the Company entered into an employment arrangement with an executive who had been employed by Agricore. The executive had entered into a change of control agreement with Agricore and as part of such executive employment arrangements with the Company, the Company agreed to include the rights of such executive under the change of control agreement that the executive had entered into with Agricore until October 31, 2002. The executive terminated his employment with the Company during the fiscal year and was paid an amount equivalent to two times his annual salary with Agricore plus an amount for relocation and employment counselling as provided for in the change of control agreement.

Performance Graph

The following graph shows changes in the value of $100 invested on October 31, 1997 in (1) the Limited Voting Common Shares of the Company; (2) the Toronto Stock Exchange's 300 Total Return Index; and (3) the Nesbitt Burns Small Capitalization Total Return Index, for a five year period ending October 31, 2002. Each include the reinvestment of dividends. The average market capitalization of companies in the Nesbitt Burns Small Capitalization Total Return Index ranges from about $13.9 million to about $762.7 million, with an average market capitalization of approximately $169.2 million at October 31, 2002. At the same date, the Company's market capitalization was approximately $268 million.

The TSX 300 Total Return Index includes companies with a market capitalization ranging from approximately $56.9 million to $36.3 billion, with an average market capitalization of approximately $2.9 billion at October 31, 2002.


Relative Performance Index
180
160
140
120
100
80
60
40
20
0
TSX 300
Nesbitt Burns Small Cap Index
Limited Voting Common Shares
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02

Compensation of Directors

Directors of the Company are entitled to an annual fee of $10,000 each plus an annual allowance of $300. Directors who also serve as First Vice-President or Provincial Vice Presidents are entitled to an additional annual fee of $1,500. All Directors also receive a fee of $750 for each meeting of the Board of Directors attended in person and $375 for meeting attended by conference call. Directors receive $375 for all committee meetings attended. The Chairman of each Board Committee receives $750 for each meeting. The Directors are also paid a per diem fee of $375 for attending Company related business functions and $375 for each travel day for any committee meeting not held in conjunction with a Board meeting. Members of any special committee of the Board are paid $750 for each meeting. The Directors receive a portion of their

compensation through a Directors' Share Compensation Plan pursuant to which the Company pays its Directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares.

Directors' Insurance

Directors and officers of the Company are indemnified by the Company under the Company's By-laws to the extent permitted by law (see "Business of the Meeting - Amendments to By-law Nos. 41 and 42 – Details of the Proposed Amendments – Directors' and Officers' Indemnity"). The Company has purchased insurance for its Directors and officers. The policy limit of the insurance during the fiscal year was $35,000,000 subject to a deductible of $250,000. The aggregate premium for the insurance which is paid by the Company was $119,700.

Indebtedness of Directors, Executive Officers and Senior Officers

During the 2002 financial year ended October 31, 2002, other than routine indebtedness, there was no indebtedness owing to the Company by any executive or senior officer or Director of the Company, by a proposed nominee as Director of the Company, or by any associates of the foregoing.

Interest of Directors, Officers, Principal Shareholders and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Director or senior officer of the Company, the proposed nominees for election as a Director of the Company, any Shareholder beneficially owning more than 10% of the issued and outstanding Limited Voting Common Shares or any associate or affiliate of any such person in any transaction since August 1, 2001 or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries, except for the agreements with ADM described under "Corporate Governance Practices – Composition of the Board" below and except for the purchase by ADM, through its wholly-owned subsidiary, ADM Agri-Industries Company, 5550 Maplewood Road, P.O. Box 7128, Windsor, Ontario, N9C 4G9, of Limited Voting Common Shares under the Company's December 2001 public offering and of Debentures under the Company's November 2002 public offering, in each case pursuant to the exercise of its existing pre-emptive rights described below under "Corporate Governance Practices – Composition of the Board". Under the December 2001 public offering, the Company issued 7.97 million Limited Voting Common Shares (including shares issued as a result of the exercise of the over-allotment option granted to the underwriters) from treasury at an offering price of $8.00 per share, of which 1,970,275 Limited Voting Common Shares were purchased by ADM pursuant to the exercise of its pre-emptive rights. Under the November 2002 public offering, the Company issued $105 million of Debentures (including Debentures issued as a result of the exercise of the over-allotment option granted to the underwriters) at par, of which $45 million of Debentures were purchased by ADM pursuant to the exercise of its pre-

emptive rights. The Debentures are convertible into Limited Voting Common Shares at a conversion price of $7.50 per share.

CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the Guidelines specified in the TSX Committee on Corporate Governance in Canada Report dated December, 1994. Except as limited by its constating documents and its strategic alliance with ADM (see "Composition of the Board"), the Company conforms to all of the guidelines published by the TSX Committee (the "Guidelines") on Corporate Governance as set forth in Schedule B. A summary of the Company's approach to corporate governance is stated below.

Composition of the Board

The Company has a unique governance structure created by its incorporating legislation, the *United Grain Growers Act*, Chapter C-59 of the Statutes of Canada, 1992 (the "UGG Act"). The Company's Members, through a system of delegate voting at an Annual Members' Meeting, elect 12 of the 15 Directors (the "Member Directors") from the Membership of the Company. The 3 remaining Directors (the "Non-Member Directors") are elected by the Shareholders. All members of the Board are unrelated (as defined in the Guidelines) and do not have interests in or relationships with the Company or any significant shareholder (as defined in the Guidelines).

Although ADM is not a "significant shareholder" for the purposes of the Guidelines, ADM currently beneficially owns approximately 19.9% of the outstanding Limited Voting Common Shares and, assuming conversion of all of the Debentures into Limited Voting Common Shares, would beneficially own approximately 25.6% of the outstanding Limited Voting Common Shares of the Company. The Strategic Alliance Agreement entered into by the Company and ADM on May 29, 1997 was amended in 2001 in connection with the Merger. ADM and the Company entered into an agreement on the effective date of the Merger that prohibits ADM from increasing its shareholdings above 25 percent for three years. The only exceptions would be if ADM makes a take-over bid to acquire all of the Company's Limited Voting Common Shares or if the Board of Directors of the Company decided to issue additional shares to raise capital. In the latter case, ADM would have a first right to buy the shares until it reaches a 45% shareholding level. After this three-year period, ADM will be precluded from owning more than 45% of the Company's Limited Voting Common Shares, unless it makes a take-over bid to acquire all the Company's Limited Voting Common Shares.

ADM has also agreed that if a third party makes a proposal to acquire the Company or all or substantially all of its assets that has been accepted or recommended by the Company, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to the Company that the board of directors of Agricore United has determined is more favourable than the

proposal made by the third party. The agreement also provides that ADM will continue to be entitled to nominate two representatives to the Company's board of directors, as long as it owns at least 15 percent of the Company, and one nominee if it owns less than 15 percent of the Company but is still the largest single shareholder.

The Chief Executive Officer is not a member of the Board. The Chairman of the Board and President (the "Chairman"), serves as an officer of the Company in a part-time capacity although not as a member of management. The holders of these two offices have a close working relationship, with the Chairman's primary responsibility being external constituencies with day to day awareness of internal management and the Chief Executive Officer having primary responsibility for the internal constituencies and overall management of the Company. The Board of Directors has therefore concluded that the Chairman is an unrelated Director for the purposes of the Guidelines.

Due to the Board's structure and the fact that all of the Directors are unrelated, the Board is independent of management.

Board Mandate

In carrying out its duties, the Board has adopted a written mandate. A summary of the Mandate is stated below.

Fundamental Objectives and Duties

The Board's fundamental objective is to create value for the shareholders of the Company. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of the Corporation and of the shareholders and membership generally. The Board and its individual directors do not represent any specific constituency or interest group within the shareholders or members, of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is its stewardship responsibilities including overseeing the management of the Company. The day-to-day management of the business and affairs is delegated by the Board to the Chief Executive Officer and other executive officers.

Stewardship Responsibilities

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the CEO, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading agricultural business.

Except as limited by the UGG Act and its unique governance model, in carrying out its stewardship responsibility, the Company intends to conform to the extent possible to the governance requirements and guidelines established by the TSX and other regulatory bodies having jurisdiction over the Company from time to time.

The Board determines the powers and responsibilities of each Committee of the Board, and reviews the authority and mandate of each Committee as it deems appropriate.

Scope and Responsibilities

In discharging its duties and stewardship responsibility, the Board:

1. *Sets strategic direction, adopts and supervises the strategic planning process, and approves the plans and goals.*

2. *Identifies the principal risks of business and ensures the implementation of appropriate systems to manage these risks.*

3. *Appoints, monitors the performance of, and determines the compensation for the Chief Executive Officer, and Chief Financial Officer (on recommendation of the CEO).*

4. *Adopts procedures to ensure independent functioning of the Board.*

5. *Ensures integrity of the Corporation's internal control and management information systems.*

6. *Adopts and implements a communications policy.*

7. *Ensures succession planning is in place.*

8. *Adopts policies that govern the conduct of directors, officers and employees.*

9. *Declares dividends.*

In carrying out its mandate, the Board holds a minimum of four regular meetings each year. During the 2002 financial year, there was an overall attendance record of 95.8% by Directors at Board meetings, with 11 of the 15 Directors attending all Board meetings.

Committees of the Board

The current standing committees of the Board are the Executive Committee; Agricultural Policy Committee; Audit Committee; Compensation/Pension Committee; Risk Management Committee; and Operations Committee. The Agricultural Policy

Committee has two sub-committees: the Grants, Donations and Education Committee and the Member Advisory Group Review Committee.

No standing committee of the Board has autonomous authority and all must seek Board approval prior to the implementation of any proposed action or recommendation.

All standing committees of the Board are comprised of unrelated, non-management Directors. Each of the committees has adopted a written mandate. The roles and responsibilities of the standing committees are summarized as follows:

Executive Committee

The Executive Committee is comprised of the President and Chairman of the Board as well as the First Vice-President and three Provincial Vice-Presidents. The Executive Committee serves as the nominating committee for purposes of recruitment of Non-Member Directors except the ADM representatives. The Member Directors are nominated by the Members without direction or influence from either the Board or management except that Member Directors may participate in the nomination process in their capacity as Members.

The Committee's scope and responsibilities also includes:

- responsibility for corporate governance practices;
- responsibility for the assessment of the Board, its Committees and Director performance in accordance with TSX and other regulatory requirements, policies or guidelines;
- authority, as required, on delegation from the Board, to commit the Company on behalf of the Board of Directors, between Directors' meetings;
- acting as a sounding board for the Corporation's CEO; and
- advising the CEO on strategic and tactical issues.

Agricultural Policy Committee

Comprised of the twelve Member Directors of the Board, the purpose of the Agricultural Policy Committee is to advance and promote the interests of Agricore United's customers in agricultural policy areas and advise management on related issues. The Committee is guided by the advice of the Company's members, expressed in resolutions passed at the annual members' meetings.

Audit Committee

The Audit Committee consists of four Member Directors and two Non-Member Directors. All are independent from Agricore United's management. The Audit Committee's terms of reference are defined in a written mandate established by the Board of Directors. The mandate was established in 1994 and is revised periodically

as required, most recently in December, 2001. The Audit Committee has direct communication with the internal and external auditors and meets at least quarterly to discuss and review appropriate matters. The Audit Committee's responsibilities include reviewing interim and annual financial statements and recommending to the Board their approval for inclusion in the Quarterly and Annual Reports, respectively. During its review, the Audit Committee discusses the financial statements and accounting principles with management and the auditors. Other Audit Committee responsibilities include overseeing and monitoring of: the quality of internal controls; management of the Corporation's risks; and independence of the auditors.

Compensation/Pension Committee

The Compensation/Pension Committee is comprised of four Member Directors and one Non-Member Director.

The Committee's purpose is to act in an advisory capacity to the Board of Directors with regard to all employee compensation, benefits and pension matters. In fulfilling this purpose the committee is mindful of the Corporation's need to recruit, retain and motivate employees and to compensate employees on a pay-for-performance basis. This purpose is fulfilled by ensuring the integrity of compensation, benefits and pension strategies, consistent with other Company objectives and compliance with regulatory requirements.

Risk Management Committee

Comprised of five Member Directors, the Risk Management Committee is responsible for ensuring that management has identified the principal risks of the Corporation's business and that appropriate systems are implemented to manage those risks.

In carrying out its responsibilities, the Risk Management Committee annually reviews the "principal" risks to the Company and verifies that management has implemented appropriate techniques to manage these risks, ensures that the risk identification and management process is consistent with the Company's strategic and business plans, and confirms that applied risk management processes are consistent with regulation/legislation and with documented "best practices" for similar organizations.

Operations Committee

The Operations Committee is comprised of one member director and one non-member director and three executive officers selected by the Chief Executive Officer. The Operations Committee's primary function is to review the general operational guidelines, business plans or strategies regarding the effectiveness and profitability of the Grain Pipeline as developed and recommended by management.

The Grain Pipeline includes those assets, systems and personnel required to conduct the Company's grain business in all respects from the farm gate to the end user, including those portions of corporate functions (administration, transportation,

management information systems and human resources) that have a material bearing on grain business profitability.

Member Advisory Group Review Committee

The Member Advisory Group Review Committee is comprised of four Member Directors. The Committee's purpose is to seek ways and means to enhance the vital advisory role of Members and Delegates in the Company's activities.

Grants, Donations & Education Committee

The Grants, Donations & Education Committee of the Board of Directors is comprised of five Member Directors. Agricore United pursues the following corporate policy:

- The Company intends to donate annually to charitable and non-profit groups the equivalent of at least 1% of its three year average domestic pre-tax profit; and
- The Company encourages personal charitable giving by its employees and supports their volunteer involvement with such organizations.

Targeting agricultural safety and youth leadership and education, this Committee fulfils Agricore United's commitment to the community by overseeing Agricore United's community direct giving program.

Board Approval of Management Action

Management of the Company has limited authority. Management requires prior Board approval in respect of capital expenditures in excess of $1,500,000 and annual operating budgets.

The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the directors participate with management in strategic planning meetings to review and consider performance targets and objectives.

Board Effectiveness

The size of the Board is determined by the UGG Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding Limited Voting Common Shares and, after such approval, a petition to the Parliament of Canada for the amendment of the UGG Act by Parliament.

The Executive Committee of the Board is responsible for assessment of Director performance. The performance of the Board has been enhanced through training by various experts brought in from time to time to provide direction and information.

The Compensation/Pension Committee of the Board reviews, on an annual basis, the compensation of Directors and the Board feels that its compensation policy realistically reflects the responsibilities and risks involved in being effective Directors.

External Advice for the Board

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board acting in discharge of its duties to manage corporate governance matters.

Investor Relations

The Company has a Shareholders' relations department. The Company also maintains a 1-800 number to allow Shareholders, Members and other interested parties direct and affordable access to the Company.

Shareholder comments and concerns fielded by the Shareholders' relations department are overseen by the Manager, Member Services Administration. In addition, management liases with the investment community after dissemination of significant operational or financial information, including quarterly and annual reports, so as to maintain an effective dialogue with investors and the investment community.

Agricore United has a website (www.agricoreunited.com) for investors and brokers that provides data and information of interest to the investor community. The site also includes a link to Agricore United's customer website. The website provides access to the latest events affecting Agricore United's performance, including press releases and financial reports, the ability to obtain financial statements and reports in a number of formats and archives of past financial reports for comparison.

OTHER INFORMATION

Proposals

A Shareholder who is entitled to vote at the 2003 Annual Meeting of Shareholders who proposes to raise a proposal at such meeting must deliver the proposal to the Corporate Secretary of the Company no later than November 1, 2003.

Availability of Disclosure Documents

The Company will provide to any Shareholder, upon request to its Corporate Secretary, a copy of:

1. its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

2. its audited comparative financial statements for its last financial year together with the auditor's report therein and any interim financial statements of the Company that have been filed for any period subsequent thereto; and

3. its management proxy circular for its last annual meeting of shareholders.

Directors' Approval

The contents of the Management Proxy Circular and the sending thereof have been approved by the Directors of the Company.

TOM KIRK
Corporate Secretary

January 7, 2003
Winnipeg, Manitoba

SCHEDULE A

RESOLUTION TO AMEND BY-LAW NOS. 41 and 42

BE IT RESOLVED THAT:

The amendments to By-law Nos. 41 and 42 of the Company annexed hereto as Exhibit A be approved, ratified and confirmed.

EXHIBIT A

1. The following definition of "Electronic Document" be added to section 1.01 of By-law No. 41:

   "Electronic Document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

2. Section 4.09 of By-law No. 41 be amended by:

   (a) deleting the first sentence and by replacing it with the following:

   The Corporation shall conduct an annual meeting (hereinafter called the "Annual Members' Meeting") at such place within Canada, at such time and for such period of time as the Board shall determine, provided that the requirements in the Governing Act for the timing of the holding of an annual meeting of shareholders shall apply to the timing of the holding of an Annual Members' Meeting.

   (b) adding the following at the end thereof:

   Any reference in this General By-law to a particular year's Annual Members' Meeting shall mean the first Annual Members' Meeting held after the financial year of the Corporation ending in the particular year.

3. The following be added as a new section 4.29 in By-law No. 41:

4.29 <u>Electronic Voting</u>

Notwithstanding any other provision of this General By-law and subject to the prior approval of the Board and compliance with the Governing Act and the regulations thereunder, any vote of Shareholders, Delegates or Members of the Corporation may be held entirely by means of a telephonic, electronic or other communication facility or by a combination thereof, if the Corporation makes available such a communication facility.

4. The following be added as a new section 4.30 in By-law No. 41:

4.30 Participation at Meetings

Notwithstanding any other provision of this General By-law and subject to the prior approval of the Board and compliance with the Governing Act and the regulations thereunder, a person entitled to attend any meeting provided for in this General By-law may participate in the meeting by means of a telephonic, electronic or other communication facility, including teleconferencing, video conferencing, computer link, webcasting and other similar means, that, in the opinion of the Chairman of the meeting, permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting by such means is deemed for the purposes hereof to be present at the meeting.

5. Sub-Section 6.03(b) of By-law No. 41 be amended by:

(a) inserting "commencing immediately following the close of the 2002 Annual Members' Meeting," after "Sub-Section 6.03(a)," in the first sentence thereof;

(b) deleting "at the time of election" in the first sentence thereof;

(c) by replacing "three (3)" with "at least two (2)" in paragraph (i) thereof;

(d) by replacing "four (4)" with "at least two (2)" in paragraphs (ii) and (iii) thereof;

(e) by adding "at least" at the beginning of paragraph (iv) thereof.

6. Section 6.05 be amended by:

(a) adding "Subject to Sub-Section (f) hereof," and by changing "The" to "the" at the start of Sub-Section (a); and

(b) adding the following after the first sentence of Sub-Section (a):

The number of Member-Directors to be elected at any such meeting shall be those whose term of office expires. If an individual who is qualified to be nominated under Sections 6.02 and 6.03 herein gives the Corporate Secretary written notice of the individual's intention to seek nomination as a Member-Director at least twenty-eight (28) days before an

Annual Members' Meeting, notice of such intention shall be included with the notice of the Annual Members' Meeting.

(c) replacing the period at the end of Sub-Section (e) with a semi-colon;

(d) adding the following as a new Sub-Section (f):

At the 2002 Annual Member's Meeting and at Annual Member's Meetings thereafter, the elections of Member-Directors to fill vacancies created by terms of office expiring shall be governed by the following:

(i) an election of Member-Directors shall first occur (if required) to satisfy the requirements of paragraph 6.03(b)(i) through paragraph 6.03(b)(iv);

(ii) if an election conducted in accordance with paragraph 6.05(f)(i) hereof does not satisfy the requirements of paragraph 6.03(b)(i) through paragraph 6.03(b)(iv), any such requirement not satisfied shall be deemed to be a vacancy and shall be governed by Section 6.09 hereof;

(iii) either after the completion of an election of Member-Directors described in paragraph 6.05(f)(i) hereof or if no such election is required, an election shall occur (if required) to elect Member-Directors to fill remaining vacancies created by terms of office expiring;

(iv) a person nominated to serve as a Member-Director in an election conducted in accordance with paragraph 6.05(f)(i) hereof and who is not so elected may thereafter seek election as a Member-Director in an election conducted in accordance with paragraph 6.05(f)(iii) hereof;

(v) if an election conducted in accordance with paragraph 6.05(f)(iii) hereof does not result in the election of Member-Directors to fill all vacancies created by the terms of office expiring, any such vacancy not filled shall be governed by Section 6.09 hereof.

7. Sub-Section 6.12(a) of By-law No. 41 be amended by inserting "upon changing his or her residence if such change results in the failure to meet any of the requirements set out in Sub-Section 6.03(b);" after "upon ceasing to be qualified for election as a Director;".

8. Section 7.06 of By-law No. 41 be amended by:

   (a) adding "or Electronically" at the end of the heading;

   (b) inserting "and in accordance with the Governing Act and the regulations thereunder" after "consent" in the first sentence thereof;

   (c) inserting ", electronic" after "telephone" in the first sentence thereof; and

   (d) by replacing "hear" with "communicate adequately with" in the first sentence thereof.

9. Section 10.02 of By-law No. 41 be amended by deleting it in its entirety and replacing it with the following:

10.02 <u>Indemnity</u>

(a) Subject to the limitations contained in the Governing Act, the Corporation shall indemnify a Director or officer, a former Director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b) The Corporation shall advance moneys to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (a). The individual shall repay the moneys if the individual does not fulfil the conditions of paragraph (c).

(c) The Corporation shall not indemnify an individual under paragraph (a), unless the individual

(i) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act or the Governing Act permits or requires. Nothing in this General By-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this General By-law.

10. Section 11.01 of By-law No. 41 be amended by:

    (a) deleting the word "The" at the beginning of the first line and by adding at the beginning of the first line "Subject to the requirements of the Governing Act, the"; and

    (b) deleting the words "in each year".

11. Section 11.12 of By-law No. 41 be amended by:

    (a) adding "or shall be made by the creation of an Electronic Document executed by the Shareholder or his attorney" after "or his attorney" in the second sentence thereof;

    (b) adding "and the Governing Act" at the end of the second sentence thereof; and

    (c) adding the following as a new paragraph at the end thereof:

    For the purposes of Section 11.12 hereof, an Electronic Document is executed if the signature results from the application by a person of a technology or a process that permits (a) the signature resulting to be unique to that person, (b) that person's signature to be incorporated or associated with or attached to the Electronic Document, and (c) that person to be identified.

12. Section 11.13 of By-law No. 41 be amended by adding "or, when in the form of an Electronic Document, transmitted to" after "been deposited with" in the second sentence thereof.

13. Section 11.15 of By-law No. 41 be amended by inserting "or by signifying by telephonic, electronic or other means of communication or by a combination thereof" after "poll" in the second sentence thereof.

14. Section 11.16 of By-law No. 41 be amended by:

    (a) adding "either" after "decided" in the first sentence thereof;

(b) adding "or by signifying by telephonic, electronic or other means of communication or by a combination thereof if the Corporation has made available such communication facilities" after "hands" in the first sentence thereof;

(c) adding "either by" after "Upon" in the second sentence thereof;

(d) adding "or by signifying by telephonic, electronic or other means of communication or by a combination thereof" after "hands" in the second sentence thereof;

(e) adding "either a" after "vote by" in the third sentence thereof; and

(f) adding "or by signifying by telephonic, electronic or other means of communication or by a combination thereof" after "hands" in the third sentence thereof.

15. Section 14.01 of By-law No. 41 be amended by:

(a) adding "Notwithstanding any other provision hereof," at the start thereof;

(b) by deleting "to a Shareholder or Director of the Corporation" in the first and second sentences thereof;

(c) by inserting "Electronic Document in accordance with the Governing Act (provided that the recipient has consented to receive the notice or document in such form), or by" before "prepaid" in the first sentence thereof;

(d) by inserting "Other than a notice or document sent as an Electronic Document in accordance with the Governing Act and the regulations thereunder, a" and by deleting "A" at the start of the second sentence thereof;

(e) by deleting "by him" in the second sentence thereof;

(f) by substituting "intended recipient" for "Shareholder or Director" in the second sentence thereof; and

(g) by adding the following as a new paragraph at the end thereof:

The requirement for consent pursuant to this Section 14.01 shall be satisfied if (a) the recipient has consented in the manner prescribed in the regulations under the Governing Act and has designated an information system for the receipt of the Electronic Document, and (b) the Electronic Document

is provided to the designated information system unless otherwise prescribed.

16. Section 5.07 of By-law 42 be deleted and the following shall be substituted:

Section 6.03(b) of By-law 41 providing for residential qualifications for Members-Directors shall not apply to the Board or the Member-Directors until after the close of the 2002 Annual Members Meeting.

SCHEDULE B

TSX Corporate Governance Guidelines Table

TSX GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Company, including:		The Board stewardship responsibility is set out in the Board's formal written mandate.
(a) adoption of a strategic planning process;	Yes	(a) The strategic planning process of the Company has been developed by the Board with input from management. This is an ongoing process carried out at Board/ Management strategic planning sessions.
(b) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) The Risk Management Committee and the Board review on an ongoing basis the principal risks of the Company's business and management's recommendations for managing such risks. Systems put in place to manage risks are monitored by the Board or the Risk Management Committee.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) The Executive Committee and Compensation and Pension Committee reviews with the Chief Executive Officer existing management resources and plans, including recruitment and training programs, to ensure that qualified personnel will be available for succession to executive positions. These matters are reviewed with the Board on an as required basis.
(d) communications policy for the Company; and	Yes	(d) The Board has assumed responsibility for ensuring the Company communicates effectively with its shareholders, other stakeholders and the public in a timely, accurate and balanced manner. Continuous disclosure material sent to shareholders is reviewed and approved by the Board or the appropriate Board Committee. The Company has a written Disclosure Policy which governs these matters.
(e) integrity of the Company's internal control and management information systems.	Yes	(e) The responsibility for reviewing internal control and management information systems is delegated to the Audit Committee with the assistance of internal and external auditors. Internal control and information systems are reviewed at least annually by the Audit Committee with management.

TSX GUIDELINES	COMPLIANCE	COMMENTS
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	The Board is entirely comprised of unrelated directors.
3. The Board is required to disclose its analysis of the application of the principles supporting the conclusion in item 2.	Yes	The Board has applied the definition of unrelated director in the Guidelines in concluding that all Board members are unrelated .
4. The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	No – Due to ADM Strategic Alliance and Constating Documents	The Executive Committee serves as the nominating committee for purposes of recruitment of Non-Member Directors except the ADM representatives. Pursuant to the ADM Strategic Alliance Agreement, the Company has agreed to support two ADM representatives for election to the Board. The Company believes this is reasonable given the equity interest of ADM in the Company. The Member Directors are nominated by the Members without direction or influence from either the Board or management except that Member Directors may participate in the nomination process in their capacity as Members.
5. The Board should implement a process for assessing the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors.	Yes	The Executive Committee assesses the effectiveness of Board Committees and the Board itself and the contribution of individual directors. In assessing such matters, the Committee makes recommendations for improvement. The Board is currently implementing a formally structured Board, Committee and Director evaluation process.
6. Existence of an orientation and education program for new recruits to the Board.	Yes	The Board and Management have established an informal orientation and education program for new directors and new Committee Members. In addition, all Committees of the Board report to the Board on an ongoing basis with respect to developments within their respective areas. Ongoing education is provided if deemed necessary.
7. The Board should examine the size of the Board and the impact of the number upon effectiveness.	Yes – note requirements in Constating Documents	The size of the Board is determined by the UGG Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding Limited Voting Common Shares and, after such approval, a petition to the Parliament of Canada for the amendment of the UGG Act by Parliament.

TSX GUIDELINES	COMPLIANCE	COMMENTS
8. Adequacy and form of the compensation of directors should realistically reflect the responsibilities and risks involved in being an effective director.	Yes	The Compensation/Pension Committee reviews directors' compensation on an ongoing basis. The Company also conducts surveys to ensure that directors' compensation is consistent with industry standards.
9. Committees of the Board should generally be composed of:		
(a) outside directors; and	Yes	Each Board Committee is comprised solely of outside directors.
(b) a majority of whom are unrelated directors.	Yes	Each Board Committee is comprised of only unrelated directors.
10. The Board should assume responsibility for (or a Committee of the Board should be assigned general responsibility for) developing the Company's approach to governance issues.	Yes	The Executive Committee has been charged by the Board to develop and review the Company's approach to corporate governance issues, and to review the same and recommend changes from time to time to the Board.
11. The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.	Yes	The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the directors participate with management in an annual strategic planning meeting which reviews and considers performance targets and objectives.
12. The Board should have structures and procedures for ensuring that the Board can function independently of management.	Yes	All directors are independent of management. The Board meets independently of management on an ongoing basis.

TSX GUIDELINES	COMPLIANCE	COMMENTS
13.		
(a) The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee is comprised of only outside directors.
(b) The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties.	Yes	The Audit Committee has adopted roles and responsibilities setting forth meeting requirements and matters to be reviewed and approved including items set out in its written mandate last revised in 2001. These matters include the review of annual and quarterly financial statements, accounting practices and policies, ongoing reviews with the Company's auditors, including the scope of the audit and the role, independence and fees of the external auditors.
(c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee reviews with internal and external auditors and management accounting principles, policies and practices, financial statements and disclosure documents and specific issues as appropriate. The Audit Committee also holds in camera sessions with each of the internal auditors, external auditors and management.
(d) The Audit Committee duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	Yes	The Audit Committee reviews the scope and adequacy of management's system of internal control and reviews the adequacy and effectiveness of such internal controls through discussions with management and the work of the internal and external auditors.
14. The Board should implement a system which enables an individual Director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Yes	In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board acting in discharge of its duties to manage corporate governance matters.

13. Material Change Report of UGG relating to the entering into of a merger agreement with Agricore Cooperative Ltd.

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 118 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 73 of the *Securities Act* (Québec)
Section 81 of the *Securities Act* (Nova Scotia)

ITEM 1: REPORTING ISSUER

United Grain Growers Limited

The principal office of United Grain Growers Limited ("UGG") is located at 28th Floor, 201 Portage Avenue, TD Centre, Winnipeg, Manitoba R3C 3A7.

ITEM 2: DATE OF MATERIAL CHANGE

July 30, 2001

ITEM 3: PRESS RELEASE

A joint press release was issued on July 30, 2001 by UGG and Agricore Cooperative Ltd. ("Agricore"), a copy of which is annexed hereto and forms an integral part hereof. In addition, a copy of the merger agreement (the "Merger Agreement") between UGG and Agricore dated July 30, 2001 is annexed hereto and forms an integral part hereof.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On July 30, 2001, UGG and Agricore (each a "Merging Party") entered into the Merger Agreement pursuant to which Agricore and UGG agreed to merge to form "Agricore United". UGG also entered into an agreement with Archer Daniels Midland Company ("ADM") which, among other things, modified ADM's existing preemptive rights with respect to UGG.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Merger Agreement

Overview

The merger of Agricore and UGG is to be effected under the terms of the Merger Agreement and pursuant to a court-approved statutory plan of arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* (the "CBCA").

Agricore is a farmer-owned co-operative governed by the provisions of *The Co-operatives Act, 1996* (Saskatchewan) (the "Saskatchewan Act"). Agricore was formed as a result of the amalgamation of Manitoba Pool Elevators and Alberta Wheat Pool on November 1, 1998. Agricore presently has three primary business segments, namely, grain handling and marketing, agri-sales and service and agri-food processing.

Pursuant to the Arrangement, the equity holders of Agricore (being members of Agricore who have earned patronage dividends with Agricore and accordingly have equity in Agricore and holders of Agricore Class B and Class C shares) (the "Agricore Stakeholders") will exchange their equity in Agricore for limited voting common shares of UGG ("UGG Shares"). As a result of such exchange, Agricore will become a wholly-owned subsidiary of UGG.

According to the Merger Agreement, Agricore will be continued (the "Continuance") as a corporation existing under the CBCA ("CBCA Agricore") and will cease to exist as a co-operative under the Saskatchewan CA. Ultimately, upon the effective date of the Arrangement (the "Effective Date"), Agricore's Class B and Class C shares and equity accounts will be exchanged for an aggregate of 20,539,095 UGG Shares (less that number of UGG Shares that would have been issued to dissenting Agricore Stakeholders had such stakeholders not dissented). After the Arrangement, the former Agricore Stakeholders will own approximately 55% of the outstanding UGG Shares.

Agricore has called special meetings (the "Special Meetings") of the Agricore delegates and holders of Agricore Class B and Class C shares to be held on August 30, 2001. At the Special Meetings, the Agricore delegates and holders of Agricore Class B and Class C shares will be asked to approve resolutions regarding the Continuance and Arrangement. Subject to these resolutions receiving the necessary approvals and the satisfaction or waiver of the other conditions to the Arrangement (as described below), it is expected that the Effective Date will occur on or about November 1, 2001.

Operation of Business

Each Merging Party agreed that until the earlier of the Effective Date and the termination of the Merger Agreement, each of them will and will cause its subsidiaries and, to the

extent possible, certain of its material affiliates to carry on its business in the regular, usual and ordinary course (in substantially the same manner as conducted earlier) and will use its reasonable best efforts to preserve intact its business, organization, employees, customers, suppliers and goodwill. The Merger Agreement also restricts the ability of both Agricore and UGG (and, in certain circumstances, their subsidiaries and certain of their material affiliates) to pay dividends, amend its articles or by-laws, issue new securities, undertake certain reorganizations, dispose of or encumber assets, incur additional indebtedness or complete other specified actions, in any such case, subject to certain qualifications and exceptions.

Covenants Regarding Non-Solicitation

Each Merging Party agreed that, until the earlier of the Effective Date and the termination of the Merger Agreement, neither Merging Party, nor any of their subsidiaries will, directly or indirectly, through any officer, director, employee, advisor, representative or agent, make, solicit, initiate, facilitate, assist or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) inquiries from, or submission of proposals or offers from, any other person relating to any merger, amalgamation, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), liquidation, dissolution or recapitalization, any material issue or sale of treasury securities or equity interests or rights or interests therein or thereto or any similar transaction or series of transactions, and includes any inquiry or proposal to do any of the foregoing, but excluding the Arrangement (an "Acquisition Proposal") or participate in any discussions or negotiations regarding any such Acquisition Proposal, or furnish to any person any information for the purpose of facilitating the making of any such Acquisition Proposal, or approve or recommend any such Acquisition Proposal or enter into any agreement related to any such Acquisition Proposal. However, nothing shall prevent a Merging Party from considering, negotiating, participating in discussions or, in the case of Agricore, changing its recommendation to the Agricore delegates and the Agricore shareholders in respect of the Continuance and the Arrangement, in respect of a *bona fide* unsolicited written Acquisition Proposal made by a third party after July 30, 2001 and prior to the date of the Special Meetings (the "Meeting Date") in respect of which the board of directors of either Merging Party determines in good faith and in the proper discharge of its fiduciary duties (after receiving advice from its financial and legal advisors) is or, if consummated in accordance with its terms, would reasonably be expected to result in a Superior Proposal.

If the board of directors of either Merging Party receives a request for material non-public information from a third party who has proposed to either such Merging Party a *bona fide* written Acquisition Proposal (the existence and terms and conditions of which need to be disclosed to the other party), and the board of directors of such Merging Party has determined that such Acquisition Proposal is or, if consummated in accordance with its terms, would reasonably be expected to result in an Acquisition Proposal that the board of directors of either Agricore or UGG has determined in good faith and in the proper discharge of its fiduciary duties (after receiving advice from its financial and legal advisors) which would, if consummated in accordance with its terms, result in a transaction that is more favourable to such party than the Arrangement (a "Superior

Proposal"), then, and only in such case, such Merging Party may provide such third party with access to information regarding such Merging Party and its subsidiaries and certain of its material affiliates, as the case may be, subject to the execution of a confidentiality agreement which is customary in such situations and which, in any event, is no less favourable to such Merging Party and no more favourable to such third party than the confidentiality and standstill agreement dated May 7, 2001 between UGG and Agricore.

UGG and Agricore have agreed that they will not accept, approve, recommend or enter into any agreement regarding any Acquisition Proposal (other than a confidentiality and standstill agreement) on the basis that it constitutes a Superior Proposal (a "Proposed Acquisition Agreement") unless it has provided the other party with a period of five business days during which the other Merging Party may amend the terms of the Merger Agreement in order to provide for financial terms at least equivalent to those included in the Proposed Acquisition Agreement, as determined by the board of directors that has received the Acquisition Proposal, as the case may be, acting in good faith and in accordance with its fiduciary duties.

Conditions Precedent

The respective obligations of Agricore and UGG to complete the transactions contemplated by the Merger Agreement and to file articles of arrangement to give effect to the Arrangement shall be subject to satisfaction of the following conditions which may be waived by mutual consent of UGG and Agricore (other than those provided for in (n), (o), (p) and (q) which may be waived only by the party in whose favour such condition has been made) on or before the Effective Date:

(a) Agricore shall have completed the redemption of all of the Agricore Class A shares;

(b) the Continuance and the Arrangement, either without amendment or with amendments as permitted under the Merger Agreement, shall have been approved by the Agricore delegates and the Agricore shareholders in accordance with the Saskatchewan CA and the interim order with respect to the Arrangement;

(c) the UGG Shares to be issued pursuant to the Arrangement shall have been accepted for listing on The Toronto Stock Exchange and shall be freely tradeable by the holders thereof in or into Canada through appropriately registered dealers;

(d) the final order regarding the Arrangement shall have been obtained in form and substance satisfactory to each of Agricore and UGG, acting reasonably;

(e) the registrar under the Saskatchewan CA shall have indicated in a form acceptable to each of UGG and Agricore, acting reasonably, that (i) he consents to the Continuance, (ii) he is satisfied that the Continuance will not adversely affect Agricore's creditors or the Agricore Members and (iii) he will issue a certificate of

discontinuance under section 157(8) of the Saskatchewan CA upon receipt of a certificate of continuance from the director under the CBCA;

(f) no legal impediment shall exist, whether arising under law or regulation, or by actions of a court, tribunal or other regulatory authority, nor will any proceedings be pending before a court, tribunal or other regulatory authority, that would have the consequence (or would, if successful, have the consequence) of preventing the consummation of the Arrangement and the other transactions contemplated in the Merger Agreement;

(g) neither UGG nor Agricore shall have ceased or threatened to cease to carry on its business and neither UGG nor Agricore nor any of its subsidiaries or certain of its material affiliates shall have taken any steps, nor shall any other person have taken any steps, which would or would reasonably be expected to result, in the bankruptcy, insolvency, winding-up or any similar arrangement for the benefit of creditors of either UGG or Agricore, or any of their subsidiaries or certain of their material affiliates under the *Bankruptcy and Insolvency Act* (Canada), the *Companies Creditors Arrangement Act* (Canada) or any similar legislation;

(h) the applicable waiting period under section 123 of the *Competition Act* (Canada) shall have expired, and the Competition Commissioner or his authorized representative shall have advised UGG and Agricore (on terms and in a form satisfactory to both UGG and Agricore, acting reasonably) that the Competition Commissioner does not intend (i) to seek divestiture of any assets of UGG and Agricore which, either individually or in the aggregate, are material to the business or operations of UGG and Agricore, their subsidiaries and certain of their material affiliates, considered as a whole, or (ii) to seek to impose any conditions on the operations of UGG and Agricore, their subsidiaries or certain of their material affiliates that, either individually or in the aggregate, would reasonably be expected to have a material adverse effect on the businesses, operations (including results of operations), assets or condition (financial or otherwise) of UGG and Agricore and their subsidiaries and certain of their material affiliates, considered as a whole, and neither the Competition Commissioner nor any of his representatives shall have rescinded or amended such advice;

(i) any applicable waiting period under the United States *Hart-Scott-Rodino Antitrust Improvements Act of 1976* shall have expired, and such other applicable waiting periods or other approvals or consents required or advisable under any other foreign competition laws as may apply, shall have expired or been otherwise obtained;

(j) the financing under both the (i) the definitive commitment letter of The Bank of Nova Scotia to UGG dated July 30, 2001 providing for the terms and conditions upon which certain existing debt instruments of UGG, Agricore and their subsidiaries will

be refinanced on the Effective Date; and (ii) the definitive commitment letter of certain of Agricore's lenders to be obtained by Agricore prior to the Effective Date providing for a waiver by the lenders as described in the Merger Agreement (collectively the "Commitment Letters"), shall be completed or alternative financing shall have been completed with one or more other financial institutions mutually agreed upon by UGG and Agricore;

(k) UGG and ADM shall have executed an amending agreement in the form attached as a Schedule to the Support and Limited Waiver of Pre-emptive Rights Agreement dated July 30, 2001 between UGG, Agricore and ADM;

(l) there shall not have been validly deposited or delivered (and not withdrawn) to Agricore in accordance with the Plan of Arrangement notices of dissent with respect to the Arrangement from Agricore Stakeholders whose total redemption value of their Agricore shares, when aggregated with the balances of their accounts, exceeds $22.5 million;

(m) Agricore and UGG shall have received confirmation that at least $100 million of The Canadian Wheat Board grain inventory of UGG and Agricore will be eligible for financing under a securitization program for such grain inventory;

(n) prior to the Meeting Date, there shall not exist and shall not have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the other Merging Party in writing) any changes, conditions, events or occurrences which, when considered either individually or together with all other changes, conditions, events or occurrences, would reasonably be expected to have a material adverse effect on a Merging Party;

(o) certain representations and warranties of each of the Merging Parties set out in the Merger Agreement shall be true and correct on and as of the Effective Date as if made on and as of such date, except as affected by transactions contemplated or permitted by the Merger Agreement, and except for any failures or breaches of representations and warranties which would not reasonably be expected to have a material adverse effect on such Merging Party or materially impede the completion of the Continuance, Arrangement or the other transactions contemplated in the Merger Agreement;

(p) each Merging Party shall have performed each covenant or obligation to be performed by it under the Merger Agreement in favour of the other Merging Party on or prior to the Effective Date, if the failure, in the reasonable judgment of the other Merging Party, to perform such covenant or obligation would reasonably be expected to have a material adverse effect on that Merging Party or materially impede the

completion of the Continuance, the Arrangement or the other transactions contemplated in the Merger Agreement; and

(q) each Merging Party shall have delivered to the other Merging Party its audited financial statements as at and for its fiscal year ended July 31, 2001, which (i) contain an unqualified opinion from its auditors, (ii) present fairly, in all material respects, the consolidated financial position of the Merging Party and its subsidiaries, as the case may be, and the results of their operations and cash flows as at July 31, 2001 and for its fiscal year ended July 31, 2001 in conformity with generally accepted accounting principles and (iii) do not reflect any significant change from its consolidated financial position, results of operations or cash flows compared to that reflected in its interim unaudited financial statements as at and for the 11 month period ended June 30, 2001, other than changes resulting from the conduct of business in the regular, usual and ordinary course or as a result of transactions contemplated or permitted by the Merger Agreement.

Termination

The Merger Agreement may be terminated in the following circumstances:

(a) at any time prior to the Effective Date, by mutual written consent of both Agricore and UGG;

(b) by either Merging Party on notice to the other party if any of the conditions in the Merger Agreement for its benefit will not be fulfilled or performed on or before December 31, 2001, or such later date as may be agreed upon by UGG and Agricore;

(c) by either Merging Party on notice to the other Merging Party if the Arrangement has not been completed by December 31, 2001; provided, however, that the right to terminate the Merger Agreement is not available to a Merging Party whose failure to fulfill any obligation or covenant under the Merger Agreement has been the cause of, or resulted in, the failure of the Arrangement to occur by such date;

(d) by either Merging Party in the event of a Superior Proposal;

(e) by UGG on notice to Agricore if the Continuance and/or the Plan of Arrangement is not, prior to a specified date, submitted to the Agricore Delegates and Agricore Shareholders for their approval; and

(f) by UGG on notice to Agricore upon the occurrence of any event entitling UGG to payment of a termination fee, as described below.

Termination Fees and Expenses

If at any time after July 30, 2001:

(i) the Agricore board of directors has withdrawn or changed any of its recommendations or determinations for any reason (other than as a result of the occurrence of any changes, conditions, events or occurrences prior to the Meeting Date which, when considered either individually or together with all other changes, conditions, events or occurrences, would reasonably be expected to have a material adverse effect on UGG) or shall have resolved to do so prior to the termination of the Merger Agreement;

(ii) the Agricore board of directors shall have failed to reaffirm its recommendation of the Arrangement by press statement within four days after the public announcement of any Acquisition Proposal (or, in the event that the Meeting Date shall be scheduled within such four-day period, prior to the date of the Meeting Date);

(iii)a Superior Proposal is made to Agricore and Agricore terminates the Merger Agreement; or

(iv)the Merger Agreement is terminated by UGG because the Continuance and/or Plan of Arrangement is not, prior to the deadline in the Merger Agreement established for the date of the Special Meetings, submitted to the Agricore delegates and Agricore shareholders for their approval (other than for any reason that is not within the control of Agricore),

then Agricore shall forthwith pay as liquidated damages to UGG a termination fee in the amount of $10 million; provided, however, that no such fee shall be payable if an event has occurred which would permit Agricore to terminate the Merger Agreement prior to the occurrence of an event described in paragraph (i), (ii), (iii) or (iv) above.

If the Continuance and the Arrangement do not receive the requisite approvals from the Agricore Delegates or the Agricore Shareholders and the Special Meetings, then Agricore shall reimburse UGG for 50% of its reasonable fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including, for certainty, all of the fees and expenses (including commitment fees under the Commitment Letters and the fees and disbursements of counsel, financial advisors, accountants, actuaries, consultants, brokers, agents and other representatives).

If at any time after the execution of the Merger Agreement, a Superior Proposal is made to UGG and UGG terminates the Merger Agreement, then UGG shall forthwith pay to Agricore the sum of $10 million; provided, however, that no such fee shall be payable if an event has

occurred which would permit UGG to terminate the Merger Agreement prior to the occurrence of UGG's termination of the Merger Agreement.

Transitional By-Law

Under the terms of the Merger Agreement, UGG agreed to adopt a transitional by-law ("By-Law No. 42") in order to allow the Agricore members and Agricore delegates and certain of the Agricore directors to carry forward as members, delegates or directors of Agricore United. By-Law No. 42 was adopted by the UGG board of directors on July 27, 2001 and will come into force upon the Effective Date. The holders of UGG Shares will be asked to vote with respect to the ratification of By-Law No. 42 at the next UGG annual shareholders' meeting, expected to be held in November 2001.

Under By-Law No. 42, all of the Agricore members immediately prior to the Effective Date will become, as of the Effective Date, members of Agricore United and so remain at least until July 31, 2002, without the need to pay any fees to Agricore United. After July 31, 2002, the members of UGG and the former members of Agricore will only continue as members of Agricore United if they have done $3,000 of business with Agricore, UGG and/or Agricore United within a rolling two year period. All of these new members of Agricore United will be entitled to participate in Agricore United's meetings of members. Agricore Members who do not wish to continue as members of Agricore United are entitled to terminate their membership with Agricore United at any time.

Provided that the Effective Date occurs prior to UGG's 2001 annual members' meeting, all of the existing Agricore Delegates will become delegates of Agricore United as of the Effective Date. All of the UGG delegates (including the former Agricore Delegates who were deemed to be delegates of Agricore United as of the Effective Date) after the Effective Date will serve as delegates of Agricore United until the close of business at UGG's 2001 annual members' meeting. Thereafter, the Agricore United members will elect individuals to serve as delegates of Agricore United for the 2002 annual members' meeting in accordance with the process determined by the board of directors of Agricore United.

Prior to the Effective Date, each of the boards of directors of Agricore and UGG will select six of their existing farmer-directors to serve as directors of Agricore United after the Effective Date. With respect to Agricore, these six directors will be selected by the Agricore board of directors from the existing 12 directors of Agricore (the "Agricore Directors"). With respect to UGG, these six directors will be selected by the UGG board of directors from the twelve farmer-directors of UGG (the "UGG Directors"). The three UGG directors who are not farmer-directors and who were elected by the UGG shareholders will continue to serve their existing terms. Of the six UGG Directors, one must reside in Manitoba, one must reside in Saskatchewan and one must reside in Alberta (including the Peace River district of Alberta and British Columbia).

The Agricore Directors and UGG Directors will hold office for staggered terms, with the terms of two Agricore Directors and two UGG Directors expiring at the close of business at the 2002 annual members' meeting of Agricore United, the terms of the next two Agricore Directors and two UGG Directors expiring at the close of business at the 2003 annual members' meeting of Agricore United and the terms of the final two Agricore Directors and two UGG Directors expiring at the close of business at the 2004 annual members' meeting of Agricore United. At the end of such terms, such individuals may be re-elected or new individuals may be elected in their place in accordance with the then existing Agricore United by-laws and articles. The provisions in the existing UGG by-laws relating to the residency requirements for the UGG board of directors will be suspended until the close of business at the 2005 annual members' meeting of Agricore United, unless otherwise changed by Agricore United in accordance with the *United Grain Growers Act* (Canada) and the UGG by-laws.

By-Law No. 42 also provides that the board of directors of Agricore United will meet on or immediately after the Effective Date in order to elect the Chairman and President and First Vice-President of Agricore United, one of whom will be an Agricore Director and one of whom will be a UGG Director. Finally, Agricore United will have a Member Advisory Group Review Committee, with an equal number of Agricore Directors and UGG Directors, who will in addition to fulfilling its responsibilities under its current mandate, review the structure and location of UGG's current Member Advisory Groups to assess and make recommendations to the Agricultural Policy Committee respecting:

(a) the integration of former Agricore Members into existing Member Advisory Groups; and

(b) if considered appropriate for the overall efficiency of the Member Advisory Group structure:

   (i) the establishment of new Member Advisory Group locations; and

   (ii) the assignment of Agricore Members to such new Member Advisory Group locations and the option for existing UGG members to be members at such new locations.

The Member Advisory Group Review Committee will have completed this review by March 31, 2002, and Agricore United will notify all members of Agricore United on or about July 31, 2002 how they are affected by this determination. As a result, from the Effective Date until August 1, 2002, there will be no votes taken by any members of Agricore United, including, but not limited to, votes taken with respect to the election of delegates from any Member Advisory Group.

Agreements with ADM

As of June 30, 2001, ADM owned a total of 7,037,959 UGG Shares, representing approximately 42% of the outstanding UGG Shares.

Pursuant to the exercise of preemptive rights by ADM arising as a result of the Arrangement, UGG may issue UGG Shares to ADM after the Effective Date. The preemptive rights were granted to ADM by a preemptive rights agreement described below.

Pursuant to a strategic alliance agreement dated May 29, 1997, UGG issued to ADM UGG Shares for gross proceeds of approximately $112.6 million following which ADM beneficially owned approximately 45% of the issued and outstanding UGG Shares and became UGG's largest shareholder. In accordance with the terms of this agreement, ADM and UGG also entered into a standstill agreement and the preemptive rights agreement on August 20, 1997.

By virtue of the preemptive rights agreement, ADM was granted preemptive rights to maintain its proportionate shareholding in UGG upon or following any future issuance of UGG Shares. ADM agreed that until the earlier of August 20, 2007 and the date on which it owns less than 15% of the issued and outstanding UGG Shares (i) it would not acquire additional UGG Shares if such acquisition would result in it owning more than 45% of the issued and outstanding UGG Shares, (ii) it would not sell UGG Shares, (iii) it would not engage in any solicitation of votes or proxies on matters relating to the alteration of the structure of the board of directors of UGG and (iv) it would not initiate or solicit shareholder proposals on matters relating to the alteration of the structure of the board of directors of UGG. UGG also agreed to support the election of two nominees of ADM to UGG's board of directors for so long as ADM owned more than 30% of the issued and outstanding UGG Shares and one nominee of ADM for so long as ADM owned more than 15% of the issued and outstanding UGG Shares.

By virtue of the existence of the preemptive rights agreement, the Arrangement could not occur without ADM's waiver of its rights. Accordingly, ADM entered into a support agreement contemporaneously with the signing of the Merger Agreement pursuant to which ADM agreed to support the Transaction and to some extent waive its preemptive rights under the preemptive rights agreement.

ADM's existing preemptive rights would have entitled it to acquire approximately 42% of the UGG Shares to be issued in connection with the Arrangement to maintain its proportionate ownership. The effect of ADM's waiver is to limit the number of UGG Shares that ADM may purchase pursuant to its existing preemptive rights in connection with the Transaction to up to that number of UGG Shares that will result in ADM owning 25% of the outstanding UGG Shares after giving effect to the Transaction and ADM's purchase of UGG Shares (ADM's existing preemptive rights, as limited by the waiver, the "Partially Waived Preemptive Right"). ADM will be entitled to exercise the Partially Waived Preemptive Right only within the 10 business day period commencing on the 11th business day following the Effective Date. The purchase price for the UGG Shares issued pursuant to the Partially Waived Preemptive Right will be the average closing price of the UGG Shares on The Toronto Stock Exchange for the 10 trading days immediately preceding the

day on which ADM gives UGG notice of its intention to exercise the Partially Waived Preemptive Right.

UGG has agreed to support the election of two nominees of ADM to UGG's board of directors for so long as ADM owns more than 15% of the issued and outstanding UGG Shares. UGG has also agreed to support the election of one nominee of ADM to UGG's board of directors if ADM owns less than 15% of the UGG Shares, but is the largest single holder of UGG Shares.

ADM and UGG have in addition agreed to enter into an amending agreement on the Effective Date reflecting amendments to the existing ADM agreements concerning the post-Transaction ownership and governance structure of UGG as follows.

The standstill agreement is to be amended to provide that for the three years following the Effective Date, ADM will be prohibited from acquiring more than 25% of the issued and outstanding UGG Shares (except pursuant to the right of first refusal described below or if ADM makes a take-over bid to acquire all of the outstanding shares of Agricore United). After three years following the Effective Date, ADM will be prohibited from acquiring more than 45% of the issued and outstanding UGG Shares, except if it makes a take-over bid to acquire all of the outstanding shares of Agricore United. The standstill agreement will terminate on the date that is six months after the date on which ADM owns less than 15% of the UGG Shares and has ceased to be the largest single holder of UGG Shares.

For the three years following the Effective Date, ADM will have a right of first refusal on any UGG treasury offering (through the exercise of its preemptive rights) to increase its shareholding up to 45% of the issued and outstanding UGG Shares. After three years following the Effective Date, ADM will have a preemptive right to maintain its proportionate shareholding in UGG.

ADM has agreed to a requirement that it tender all UGG Shares held by it to a *bona fide* offer made by way of take-over bid circular for all the UGG Shares that has been accepted by the board of directors of UGG, unless ADM makes an offer for all the UGG Shares on more favourable terms than the proposed take-over bid.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: *SENIOR OFFICER*

For further information, please contact Tom Kirk, Corporate Secretary of UGG at (204) 944-2214.

ITEM 9: *STATEMENT OF SENIOR OFFICER*

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 9th day of August, 2001.

UNITED GRAIN GROWERS LTD.

By: (SIGNED)
Tom Kirk
Corporate Secretary

14. Material Change Report of UGG relating to the completion of the merger with Agricore Cooperative Ltd.

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 67 of the *Securities Act* (British Columbia)
Section 118 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 73 of the *Securities Act* (Quebec)
Section 81 of the *Securities Act* (Nova Scotia)

ITEM 1: *REPORTING ISSUER*

United Grain Growers Limited ("UGG"). The principal office of UGG is located at 28th Floor, 201 Portage Avenue, TD Centre, Winnipeg Manitoba R3C 3A7.

ITEM 2: *DATE OF MATERIAL CHANGE*

November 1, 2001.

ITEM 3: *PRESS RELEASE*

A press release was issued on November 1, 2001 by UGG.

ITEM 4: *SUMMARY OF MATERIAL CHANGE*

On November 1, 2001, the previously-announced merger between UGG and Agricore Cooperative Ltd. ("Agricore") was completed.

ITEM 5: *FULL DESCRIPTION OF MATERIAL CHANGE*

On November 1, 2001, UGG and Agricore completed their previously-announced merger transaction. The merger proposal was announced July 30, 2001 after the Boards of both UGG and Agricore gave their unanimous support for the merger. On August 30, 2001, the shareholders and delegates of Agricore approved the merger.

UGG reached an agreement with the Commissioner of Competition allowing the merger of Agricore and UGG to proceed. In order to address certain concerns raised by the Competition Bureau, UGG has agreed to divest up to seven primary grain handling elevators in Western Canada and one port terminal elevator in Vancouver. The Commissioner will shortly apply to the Competition Tribunal for a Consent Order requiring the divestiture of the country elevators. The Commissioner will also apply for an Order requiring the divestiture of a port terminal in Vancouver. The

Tribunal will be asked to determine what assets are required to be divested to address the Commissioner's concerns in Vancouver. Certain terms relating to the divestitures will remain confidential to allow for a fair and balanced divestiture process.

Under the terms of the merger agreement, members and shareholders of Agricore have exchanged, effective November 1, their equity in Agricore for approximately 20.5 million shares of UGG operating as Agricore United. As a result of the exchange, Agricore United has approximately 37.3 million shares outstanding.

Agricore United expects that Agricore shareholders and equity-holding members will be mailed their new share certificates in late November. Agricore United has established an assisted sales program to enable those former Agricore shareholders and equity members who wish to sell their Argicore United shares received in connection with the merger, to do so in an orderly manner.

In connection with the completion of the merger, Agricore United has entered into new credit facilities to replace certain existing credit facilities of Agricore and UGG. Agricore United believes that there are many attractive investment opportunities in the Canadian agri-business industry. Over the next several months, the new Agricore United Board will consider other additional sources of capital in order to better position itself to take advantage of these opportunities. These additional sources of funding may include, but are not limited to, a treasury offering of limited voting common shares.

ITEM 6: *RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS*

Not applicable.

ITEM 7: *OMITTED INFORMATION*

Not applicable.

ITEM 8: *SENIOR OFFICER*

For further information, please contact Tom Kirk, Corporate Secretary and Corporate Counsel of UGG at (204) 944-2214.

ITEM 9: *STATEMENT OF SENIOR OFFICER*

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 9th day of November, 2001.

UNITED GRAIN GROWERS LIMITED

By: (Signed) *Tom Kirk*
Tom Kirk
Corporate Secretary

15. Material Change Report of UGG relating to the signing of a letter agreement

MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario)
Section 67 of the Securities Act (British Columbia)
Section 118 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 73 of the Securities Act (Quebec)
Section 81 of the Securities Act (Nova Scotia)

ITEM 1: *REPORTING ISSUER*

United Grain Growers Limited ("UGG"), carrying on business as Agricore United. The principal office of UGG is located at 28th Floor, 201 Portage Avenue, TD Centre, Winnipeg Manitoba R3C 3A7.

ITEM 2: *DATE OF MATERIAL CHANGE*

March 27, 2002.

ITEM 3: *PRESS RELEASE*

A press release was issued on March 27, 2002 by UGG.

ITEM 4: *SUMMARY OF MATERIAL CHANGE*

UGG's direct wholly-owned subsidiary, Agricore Ltd., has signed a letter of agreement to sell its interest in CanAmera Foods, an oilseed crushing, refining and packaging operation.

ITEM 5: *FULL DESCRIPTION OF MATERIAL CHANGE*

On March 27, 2002, Agricore Ltd. signed a binding letter of agreement with Central Soya of Canada Ltd. ("Central Soya") and Saskatchewan Wheat Pool to sell Agricore Ltd.'s 16.7 per cent interest in CanAmera Foods, a limited partnership formed under the laws of Saskatchewan, to Central Soya. Central Soya has owned 50 per cent of CanAmera since it was formed in 1992 as a joint venture partnership with a corporate predecessor to Agricore Ltd. and Saskatchewan Wheat Pool. Pursuant to the letter of agreement, Saskatchewan Wheat Pool is also selling its 33.3 per cent interest in CanAmera Foods to Central Soya, which will become the sole owner of the partnership.

The sale is expected to generate proceeds of $29 million for Agricore Ltd., which represents the approximate book value of the equity investment.

The proceeds of the sale will be used to pay down debt.

The transaction is subject to the receipt of regulatory approvals in Canada and the United States, including satisfaction of the various domestic and foreign competition requirements. The sale is expected to close by July 31, 2002.

ITEM 6: *RELIANCE ON SUBSECTION* 75(3) *OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS*

Not applicable.

ITEM 7: *OMITTED INFORMATION*

Not applicable.

ITEM 8: *SENIOR OFFICER*

For further information, please contact Tom Kirk, Corporate Secretary and Corporate Counsel of UGG at (204) 944-2214.

ITEM 9: *STATEMENT OF SENIOR OFFICER*

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 3rd day of April, 2002.

UNITED GRAIN GROWERS LIMITED,
carrying on business as Agricore United

By: (Signed) *Tom Kirk*
Tom Kirk
Corporate Secretary

16. Material Change Report of UGG relating to the completion of the sale of UGG's interest in CanAmera Foods

MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario)
Section 67 of the Securities Act (British Columbia)
Section 118 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 73 of the Securities Act (Quebec)
Section 81 of the Securities Act (Nova Scotia)

ITEM 1: *REPORTING ISSUER*

United Grain Growers Limited ("UGG"), carrying on business as Agricore United. The principal office of UGG is located at 28th Floor, 201 Portage Avenue, TD Centre, Winnipeg Manitoba R3C 3A7.

ITEM 2: *DATE OF MATERIAL CHANGE*

May 31, 2002.

ITEM 3: *PRESS RELEASE*

A press release was issued on May 31, 2002 by UGG.

ITEM 4: *SUMMARY OF MATERIAL CHANGE*

UGG's direct wholly-owned subsidiary, Agricore Ltd., completed the sale of its interest in CanAmera Foods, an oilseed crushing, refining and packaging operation.

ITEM 5: *FULL DESCRIPTION OF MATERIAL CHANGE*

On May 31, 2002, Agricore Ltd. completed its previously announced sale of its 16.7 per cent interest in CanAmera Foods, a limited partnership formed under the laws of Saskatchewan, to Central Soya. Central Soya has owned 50 per cent of CanAmera since it was formed in 1992 as a joint venture partnership with a corporate predecessor to Agricore Ltd. and Saskatchewan Wheat Pool. At the same time, Saskatchewan Wheat Pool also completed the sale of its 33.3 per cent interest in CanAmera Foods to Central Soya. Central Soya is now the sole owner of the CanAmera Foods partnership.

Approximately $29 million of proceeds were realized by Agricore Ltd. in respect of the sale. The proceeds of the sale are being used to pay down debt.

ITEM 6: *RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS*

Not applicable.

ITEM 7: *OMITTED INFORMATION*

Not applicable.

ITEM 8: *SENIOR OFFICER*

For further information, please contact Tom Kirk, Corporate Secretary and Corporate Counsel of UGG at (204) 944 2214.

ITEM 9: *STATEMENT OF SENIOR OFFICER*

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 3rd day of June, 2002.

UNITED GRAIN GROWERS LIMITED,
carrying on business as Agricore United

By: (Signed) *Tom Kirk*
Tom Kirk
Corporate Secretary

17. Material Change Report of UGG relating to the entering into of a bought deal agreement

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 73 of the *Securities Act* (Québec)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland)

ITEM 1: REPORTING ISSUER

United Grain Growers Limited, carrying on business as Agricore United ("Agricore United"). The principal office of Agricore United is located at 201 Portage Avenue, 28th Floor, TD Centre, Winnipeg, Manitoba R3C 3A7.

ITEM 2: DATE OF MATERIAL CHANGE

November 11, 2002.

ITEM 3: PRESS RELEASE

A press release was issued on November 11, 2002 by Agricore United. A copy of this press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On November 11, 2002, Agricore United announced that it had entered into a bought deal agreement to issue and sell to a syndicate of underwriters co-led by Scotia Capital Inc. and National Bank Financial Inc. $100 million aggregate principal amount of 9.0% convertible unsecured subordinated debentures due November 30, 2007. The agreement also provides the underwriters with an option, exercisable on 48 hours notice prior to closing, to acquire up to an additional $5 million aggregate principal amount of debentures.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Agricore United announced on November 11, 2002 that it had entered into a bought deal agreement to issue and sell to a syndicate of underwriters co-led by Scotia Capital Inc. and National Bank Financial Inc. $100 million aggregate principal amount of 9.0% convertible unsecured subordinated debentures due

November 30, 2007. The agreement also provides the underwriters with an option, exercisable on 48 hours notice prior to closing, to acquire up to an additional $5 million aggregate principal amount of debentures.

The debentures are convertible, at the option of the holder, at any time prior to maturity or redemption into limited voting common shares of Agricore United at a conversion price of $7.50 per share, which is equal to a conversion rate of 133.33 limited voting common shares per $1,000 principal amount of debentures. The conversion price represents a premium of approximately 25% over the reference price of $6.02 Agricore United's limited voting common shares on the Toronto Stock Exchange on November 11, 2002.

Agricore United may not redeem the debentures prior to December 1, 2005. The net proceeds to Agricore United of the offering will be used for general corporate purposes, including to fund potential future acquisitions, if any, which complement Agricore United's existing business. Pending such application, the net proceeds will be used to reduce outstanding indebtedness.

The convertible debentures will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. Closing of the offering is expected to occur on or about November 27, 2002.

Agricore United's principal shareholder, ADM Agri-Industries, Ltd., a wholly-owned subsidiary of Archer Daniels Midland Company, has advised Agricore United that it will purchase $45 million aggregate principal amount of the debentures pursuant to the exercise of its existing pre-emptive rights.

The debentures have not been and will not be registered under U.S. securities laws and may not be offered or sold in the United States or to U.S. persons.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

For further information contact Tom Kirk, Corporate Counsel and Corporate Secretary, at (204) 944-2214.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 18th day of November, 2002.

UNITED GRAIN GROWERS LIMITED,
carrying on business as Agricore United

By: (signed) *Tom Kirk*
Tom Kirk
Corporate Counsel and Corporate Secretary

18. Material Change Report of UGG relating to the completion of the restructuring of UGG's existing indebtedness

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 73 of the *Securities Act* (Québec)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland)

ITEM 1: REPORTING ISSUER

United Grain Growers Limited, carrying on business as Agricore United ("Agricore United"). The principal office of Agricore United is located at 201 Portage Avenue, 28th Floor, TD Centre, Winnipeg, Manitoba R3C 3A7.

ITEM 2: DATE OF MATERIAL CHANGE

December 19, 2002

ITEM 3: PRESS RELEASE

A press release was issued on December 19, 2002 by Agricore United. A copy of this press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On December 19, 2002, Agricore United announced that it has completed the restructuring of its existing indebtedness which was previously announced on October 18, 2002. The company obtained from a syndicate of banks led by the Bank of Nova Scotia a $500 million secured credit facility consisting of a $350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in October 2007. Agricore United has also obtained from John Hancock Life Insurance Company a $109 million 13-year secured term facility.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Agricore United announced on December 19, 2002 that it has completed the restructuring of its existing indebtedness which was previously announced on October 18, 2002. The company has obtained from a syndicate of banks led by the Bank of Nova Scotia a $500 million secured credit facility consisting of a

$350 million revolving facility maturing in February 2004 and a $150 million term facility maturing in October 2007. The revolving facility will be used to refinance the company's existing $250 million revolving credit facility and the $50 million revolving credit facility of one of its wholly-owned subsidiaries and for general corporate purposes. The term facility will be used to refinance the company's existing term debt.

Agricore United has also obtained from John Hancock Life Insurance Company a $109 million 13-year secured term facility. Proceeds from this facility will be used to repay the company's existing $100 million bridge facility and for general corporate purposes.

All of the new facilities are secured by charges over all of the assets of the company and its material wholly-owned subsidiaries and by specific charges over material fixed assets.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable

ITEM 7: OMITTED INFORMATION

Not applicable

ITEM 8: SENIOR OFFICER

For further information, contact Tom Kirk, Corporate Counsel and Corporate Secretary, at (204) 944-2214.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 20th day of December, 2002.

UNITED GRAIN GROWERS LIMITED
carrying on business as Agricore United

By: (Signed) Tom Kirk
Tom Kirk
Corporate Counsel and Corporate Secretary